Exhibit 99.3

SYNDICATED FACILITY AGREEMENT

dated as of

July 10, 2018

among

STARS GROUP HOLDINGS COÖPERATIEVE U.A.,

as Holdings,

STARS GROUP (US) HOLDINGS, LLC,
as U.S. Holdings,

STARS GROUP HOLDINGS B.V.,
as Dutch Borrower,

STARS GROUP (US) CO-BORROWER, LLC,
as Co-Borrower,

TSG AUSTRALIA HOLDINGS PTY LTD,
as Australian Borrower,

NARIS LIMITED,
as Isle of Man Borrower,

THE LENDERS AND ISSUING BANKS FROM TIME TO TIME PARTY HERETO,

and

DEUTSCHE BANK AG NEW YORK BRANCH,
as Administrative Agent and Collateral Agent

DEUTSCHE BANK SECURITIES INC.,

GOLDMAN SACHS LENDING PARTNERS LLC,
MACQUARIE CAPITAL (USA) INC.,
MORGAN STANLEY SENIOR FUNDING, INC.,

BARCLAYS BANK PLC,
BMO CAPITAL MARKETS CORP.

and

JPMORGAN CHASE BANK, N.A.,
as Joint Lead Arrangers and Joint Bookrunners

i

Exhibits and Schedules

Exhibit A	Form of Assignment and Acceptance
Exhibit B	Form of Administrative Questionnaire
Exhibit C	Form of Solvency Certificate
Exhibit D	Form of Borrowing Request
Exhibit E	Form of Interest Election Request
Exhibit F	Form of Permitted Loan Purchase Assignment and Acceptance
Exhibit G	Form of First Lien/First Lien Intercreditor Agreement
Exhibit H	Form of First Lien/Second Lien Intercreditor Agreement
Exhibit I	Form of Intercompany Subordination Terms

Schedule 1.01(A)	Certain Excluded Equity Interests
Schedule 1.01(B)(i)	Certain Subsidiaries
Schedule 1.01(B)(ii)	Additional Subsidiaries
Schedule 1.01(C)	Subsidiary Loan Parties
Schedule 1.01(D)	Closing Date Unrestricted Subsidiaries
Schedule 1.01(E)	Closing Date Mortgaged Properties
Schedule 1.01(F)	Specified L/C Sublimit
Schedule 1.01(G)	Cash Management Banks
Schedule 1.01(H)	Existing Roll-Over Letters of Credit
Schedule 1.01(I)	Hedge Banks
Schedule 1.14	Agreed Guarantee and Security Principles
Schedule 2.01	Commitments
Schedule 3.01	Organization and Good Standing
Schedule 3.04	Governmental Approvals
Schedule 3.05	Financial Statements
Schedule 3.07(c)	Notices of Condemnation
Schedule 3.08(a)	Subsidiaries
Schedule 3.08(b)	Subscriptions
Schedule 3.13	Taxes
Schedule 3.21	Insurance
Schedule 3.23	Intellectual Property
Schedule 5.12	Post-Closing Items
Schedule 6.01	Indebtedness
Schedule 6.02(a)	Liens
Schedule 6.04	Investments
Schedule 6.07	Transactions with Affiliates
Schedule 9.01	Notice Information

v

SYNDICATED FACILITY AGREEMENT, dated as of July 10, 2018 (this “Agreement”), among STARS GROUP HOLDINGS COÖPERATIEVE U.A., a coöperatie met uitgesloten aansprakelijkheid formed under the laws of the Netherlands (“Holdings”), STARS GROUP (US) HOLDINGS, LLC, a Delaware limited liability company (“U.S. Holdings”), STARS GROUP HOLDINGS B.V., a besloten vennootschap incorporated under the laws of the Netherlands (the “Dutch Borrower”), STARS GROUP (US) CO-BORROWER, LLC, a limited liability company formed under the laws of Delaware (the “Co-Borrower”), TSG AUSTRALIA HOLDINGS PTY LTD, a proprietary company with limited liability incorporated under the laws of Australia (the “Australian Borrower”), NARIS LIMITED, a limited company incorporated under the laws of the Isle of Man (the “Isle of Man Borrower”), the LENDERS party hereto from time to time and DEUTSCHE BANK AG NEW YORK BRANCH, as administrative agent (in such capacity, the “Administrative Agent”) for the Lenders, collateral agent and security trustee (in such capacities, the “Collateral Agent”) for the Secured Parties;

WHEREAS, Holdings, the Dutch Borrower, Stars Group Holdings (UK) Limited, a private limited liability company formed in England and Wales and a wholly owned subsidiary of the Dutch Borrower (the “Purchaser”) and others have entered into the Sky Acquisition Agreement (as defined below) pursuant to which the Purchaser shall acquire the entire issued ordinary share capital of Cyan Blue Topco Limited, a private limited liability company incorporated under the laws of Jersey (registered number 116297) (the “Company”); and

WHEREAS, in connection with the consummation of the transactions contemplated by the Sky Acquisition Agreement, the Borrowers have requested the Lenders to extend credit as set forth herein;

NOW, THEREFORE, the Lenders and the Issuing Banks are willing to extend such credit to the Borrowers on the terms and subject to the conditions set forth herein.  Accordingly, the parties hereto agree as follows:

ARTICLE I

Definitions

Section 1.01          Defined Terms.  As used in this Agreement, the following terms shall have the meanings specified below:

“ABR” shall mean, for any day, a fluctuating rate per annum equal to the highest of (a) the Federal Funds Effective Rate in effect for such day plus 0.50%, (b) the Prime Rate in effect on such day and (c) the Adjusted LIBO Rate for a one-month Interest Period applicable to Loans denominated in Dollars on such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1.00%; provided, that for the avoidance of doubt, the LIBO Rate for any day shall be based on the rate determined on such day at approximately 11:00 a.m. (Local Time) by reference to the ICE Benchmark Administration Interest Settlement Rates (or the successor thereto if the ICE Benchmark Administration is no longer making a LIBO Rate available) for deposits in Dollars (as set forth by any service selected by the Administrative Agent that has been nominated by the ICE Benchmark Administration (or the successor thereto if the ICE Benchmark Administration is no longer making a LIBO Rate available) as an authorized vendor for the purpose of displaying such rates).  Any change in such rate due to a change in the Prime Rate, the Federal Funds Effective Rate or the Adjusted LIBO Rate applicable to Dollars shall be effective from and including the effective date of such change in the Prime Rate, the

Federal Funds Effective Rate or the Adjusted LIBO Rate applicable to Dollars, as the case may be.

“ABR Borrowing” shall mean a Borrowing comprised of ABR Loans.

“ABR Loan” shall mean any ABR Term Loan or ABR Revolving Loan.

“ABR Revolving Facility Borrowing” shall mean a Borrowing comprised of ABR Revolving Loans.

“ABR Revolving Loan” shall mean any Revolving Facility Loan bearing interest at a rate determined by reference to the ABR in accordance with the provisions of Article II.

“ABR Term Loan” shall mean any Term Loan bearing interest at a rate determined by reference to the ABR in accordance with the provisions of Article II.

“Acquisition Agreements” shall mean, collectively, the Sky Acquisition Agreement, the CrownBet Acquisition Agreement and the William Hill Australia Acquisition Agreement.

“Additional Subsidiary” shall mean each Subsidiary that is a Wholly-Owned Subsidiary of the Dutch Borrower that is set forth on Schedule 1.01(B)(ii).

“Adjusted LIBO Rate” shall mean with respect to any Eurocurrency Borrowing denominated in:

(i) Dollars for any Interest Period, an interest rate per annum equal to (a) the LIBO Rate in effect for such Interest Period divided by (b) one minus the Statutory Reserves applicable to such Eurocurrency Borrowing, if any;

(ii) Euros for any Interest Period, the EURIBO Rate in effect for such Interest Period; and

(iii) Pound Sterling for any Interest Period, the Sterling LIBO Rate in effect for such Interest Period; and

provided that, in each case, if such LIBO Rate, EURIBO Rate or Sterling LIBO Rate shall be less than zero, such interest rate shall be deemed to be zero.

“Adjustment Date” shall have the meaning assigned to such term in the definition of “Pricing Grid.”

“Administrative Agent” shall have the meaning assigned to such term in the introductory paragraph of this Agreement, together with its successors and assigns.

“Administrative Agent Fees” shall have the meaning assigned to such term in Section 2.12(c).

“Administrative Questionnaire” shall mean an Administrative Questionnaire in the form of Exhibit B or such other form supplied by the Administrative Agent.

“Affiliate” shall mean, when used with respect to a specified person, another person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the person specified.

“Agents” shall mean the Administrative Agent and the Collateral Agent.

“Agreed Guarantee and Security Principles” shall mean the Agreed Guarantee and Security Principles set forth on Schedule 1.14.

“Agreement” shall have the meaning assigned to such term in the introductory paragraph of this Agreement, as may be amended, restated, supplemented or otherwise modified from time to time.

“Agreement Currency” shall have the meaning assigned to such term in Section 9.19.

“Alderney Security Documents” shall mean each agreement or instrument governed by the laws of Alderney and/or Guernsey pursuant to or in connection with which any Loan Party grants a security interest in any Collateral for any of the Obligations, each as amended, restated, supplemented or otherwise modified from time to time.

“All-in Yield” shall mean, as to any Loans (or Pari Term Loans, if applicable), the yield thereon payable to all Lenders (or other lenders, as applicable) providing such Loans (or Pari Term Loans, if applicable) in the primary syndication thereof, as reasonably determined by the Administrative Agent in consultation with the Dutch Borrower, whether in the form of interest rate, margin, original issue discount, up-front fees, rate floors or otherwise; provided, that original issue discount and up-front fees shall be equated to interest rate assuming a 4-year life to maturity (or, if less, the life of such Loans (or Pari Term Loans, if applicable)); and provided, further, that “All-in Yield” shall not include arrangement, commitment, underwriting, structuring or similar fees and customary consent fees for an amendment paid generally to consenting lenders.

“Alternate Currency” shall mean (i) with respect to any Letter of Credit, Canadian Dollars, Swiss Francs and any other currency (other than Dollars, Pound Sterling, Australian Dollars and Euros) as may be acceptable to the Administrative Agent and the Issuing Bank that is approved in accordance with Section 1.05, and (ii) with respect to any Revolving Facility Loan or Incremental Term Loan, any currency (other than Dollars, Pound Sterling, Australian Dollars and Euros) that is approved in accordance with Section 1.05.

“Alternate Currency Equivalent” shall mean, at any time, with respect to any amount denominated in Dollars, the equivalent amount thereof in the applicable Alternate Currency as determined by the Administrative Agent or the applicable Issuing Bank, as the case may be, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date) for the purchase of such Alternate Currency with Dollars.

“Alternate Currency Letter of Credit” shall mean any Letter of Credit denominated in an Alternate Currency.

“Alternate Currency Loan” shall mean any Revolving Facility Loan denominated in an Alternate Currency.

“Anti-Corruption Laws” shall mean all laws, rules, and regulations of any jurisdiction applicable to the Loan Parties concerning or relating to bribery or corruption including the US Foreign Corrupt Practices Act and the UK Bribery Act.

“Anti-Money Laundering Laws” shall mean any and all laws, judgments, orders, executive orders, decrees, ordinances, rules, regulations, statutes, case law or treaties including those that: (i) limit the use of and/or seek the forfeiture of proceeds from illegal transactions; (ii) prohibit transactions that are intended to conceal or disguise the nature, location, source, ownership, or control of the proceeds of unlawful activity; (iii) require identification and documentation of the parties with whom a Loan Party conducts business; or (iv) are designed to disrupt the flow of funds to terrorist organizations or other criminal organizations or parties. Such laws, judgments, orders, executive orders, decrees, ordinances, rules, regulations, statutes, case law or treaties shall be deemed to include financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the Bank Secrecy Act as amended by the USA PATRIOT Act of 2001, the Money Laundering Control Act of 1986 including the laws relating to prevention and detection of money laundering under 18 USC Section 1956 and 1957.

“Applicable Commitment Fee” shall mean for any day (i) with respect to any Revolving Facility Commitments relating to Initial Revolving Loans, 0.375% per annum; provided, however, that on and after the first Adjustment Date occurring after delivery of the financial statements and certificates required by Section 5.04 upon the completion of one full fiscal quarter of the Dutch Borrower after the Closing Date, the “Applicable Commitment Fee” will be determined pursuant to the Pricing Grid; or (ii) with respect to any Other Revolving Facility Commitments, the “Applicable Commitment Fee” set forth in the applicable Incremental Assumption Agreement.

“Applicable Date” shall have the meaning assigned to such term in Section 9.08(f).

“Applicable Margin” shall mean for any day,

(a)(i) with respect to any USD Term Loan, 3.50% per annum in the case of any Eurocurrency Loan and 2.50% per annum in the case of any ABR Loan; and (ii) with respect to any Euro Term Loan, 3.75% per annum in the case of any Eurocurrency Loan;

(b) with respect to any Initial Revolving Loan, 3.25% per annum in the case of any Eurocurrency Loan or BBR Loan and (ii) 2.25% per annum in the case of any ABR Loan; provided, however, that on and after the first Adjustment Date occurring after delivery of the financial statements and certificates required by Section 5.04 upon the completion of one full fiscal quarter of the Dutch Borrower after the Closing Date, the “Applicable Margin” with respect to an Initial Revolving Loan will be determined pursuant to the Pricing Grid; and

(c) with respect to any Other Term Loan or Other Revolving Loan, the “Applicable Margin” set forth in the Incremental Assumption Agreement relating thereto.

“Applicable Period” shall mean an Excess Cash Flow Period or an Excess Cash Flow Interim Period, as the case may be.

“Approved Fund” shall have the meaning assigned to such term in Section 9.04(b)(ii).

“Arrangers” shall mean, collectively, Deutsche Bank Securities Inc., Goldman Sachs Lending Partners LLC, Macquarie Capital (USA) Inc., Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, BMO Capital Markets Corp. and JPMorgan Chase Bank, N.A.

“Asset Sale” shall mean any loss, damage, destruction or condemnation of, or any Disposition (including any sale and leaseback of assets) to any person of, any asset or assets of the Borrowers or any Subsidiary.

“Assignee” shall have the meaning assigned to such term in Section 9.04(b)(i).

“Assignment and Acceptance” shall mean an assignment and acceptance entered into by a Lender and an Assignee, and accepted by the Administrative Agent and the Dutch Borrower (if required by Section 9.04), in the form of Exhibit A or such other form (including electronic documentation generated by use of an electronic platform) as shall be approved by the Administrative Agent and reasonably satisfactory to the Dutch Borrower.

“Assignor” shall have the meaning assigned to such term in Section 9.04(i).

“Associate” shall have the meaning given to it in section 128F(9) of the Australian Tax Act.

“Australia” shall mean the Commonwealth of Australia.

“Australian Borrower” shall have the meaning assigned to such term in the introductory paragraph of this Agreement, together with its successors and assigns.

“Australian Controller” has the meaning given to the term “controller” in Section 9 of the Australian Corporations Act.

“Australian Corporations Act” shall mean the Corporations Act 2001 (Cth) (Australia).

“Australian Dollars” or “A$” shall mean the lawful money of the Commonwealth of Australia.

“Australian Insolvency Event” shall mean in respect of an Australian Loan Party, any of the following events other than for the purposes of a solvent reconstruction, reorganization, restructuring, merger, consolidation or amalgamation or transaction which is either permitted under the Loan Documents or which has the prior written consent of the Administrative Agent (such consent not to be unreasonably withheld, delayed or conditioned):

(a)                                 the corporation is dissolved (whether pursuant to Chapter 5A of the Australian Corporations Act or otherwise);

(b)                                 an Australian Controller, liquidator, provisional or interim liquidator, receiver, statutory manager or administrator is appointed in respect of the corporation or any of its assets;

(c)                                  an application or petition is made to a court, a meeting is convened or a resolution is passed for the corporation to be wound up or dissolved or for the appointment of an Australian Controller, liquidator, provisional or interim liquidator, receiver, receiver and manager, statutory manager or administrator to the corporation or all or substantially all of its assets and such application is not withdrawn or dismissed within 90 days;

(d)                                 the corporation:

(i)                                     resolves to enter into, or enters into, a scheme of arrangement, a deed of company arrangement, compromise or composition with its creditors or an assignment for their benefit;

(ii)                                  proposes or is subject to a moratorium of its debts; or

(iii)                               takes proceedings or actions similar to those mentioned in this paragraph as a result of which the corporation’s assets are, or are proposed to be, submitted to the control of its creditors;

(e)                                  the corporation seeks or obtains protection from its creditors under any statute or any other law;

(f)                                   the corporation is unable to pay all of its debts as and when they become due and payable, is insolvent within the meaning of section 95A of the Australian Corporations Act or any analogous circumstances arises under any other statute or law;

(g)                                  the corporation is taken (under section 459F(1) of the Australian Corporations Act) to have failed to comply with a statutory demand;

(h)                                 the corporation is the subject of an event described in section 459C(2)(b) or section 585 of the Australian Corporations Act; or

(i)                                     an event occurs in relation to the corporation which is analogous to anything referred to above or which has a substantially similar effect.

“Australian Loan Parties” shall mean each Loan Party which is incorporated under the laws of Australia (and individually, an “Australian Loan Party”).

“Australian PPSA” shall mean the Personal Property Securities Act 2009 (Cth) (Australia).

“Australian PPS Register” shall mean the “register” as defined in the Australian PPSA.

“Australian PPS Security Interest” shall mean a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement, notice or arrangement having a similar effect, including any “security interest” under sections 12(1) or (2) of the Australian PPSA but excluding anything which is a security interest by operation of section 12(3) of the Australian PPSA which does not (in either case) in substance secure payment or performance of an obligation.

“Australian Security Documents” shall mean each agreement or instrument governed by the laws of the Commonwealth of Australia (or a state thereof) pursuant to or in connection with which any Loan Party grants a security interest in any Collateral for any of the

Obligations and any security trust deed related thereto, each as amended, restated, supplemented or otherwise modified from time to time.

“Australian Tax” shall mean any Tax assessed, levied, imposed or collected by the Commonwealth of Australia or any governmental authority thereof.

“Australian Tax Act” shall mean the Income Tax Assessment Act 1997 (Cth) (Australia), the Income Tax Assessment Act 1936 (Cth) (Australia) and the Taxation Administration Act 1953 (Cth), as applicable.

“Australian Withholding Tax” shall mean any Australian Tax required to be withheld or deducted from any interest under Division 11A of Part III of the Australian Tax Act or Subdivision 12-F of Schedule 1 to the Australian Tax Act.

“Availability Period” shall mean, with respect to any Class of Revolving Facility Commitments, the period from and including the Closing Date (or, if later, the effective date for such Class of Revolving Facility Commitments) to but excluding the earlier of the Revolving Facility Maturity Date for such Class and, in the case of each of the Revolving Facility Loans, Revolving Facility Borrowings and Letters of Credit, the date of termination of the Revolving Facility Commitments of such Class.

“Available Unused Commitment” shall mean, with respect to a Revolving Facility Lender under any Class of Revolving Facility Commitments at any time, an amount equal to the Dollar Equivalent of the amount by which (a) the applicable Revolving Facility Commitment of such Revolving Facility Lender at such time exceeds (b) the applicable Revolving Facility Credit Exposure of such Revolving Facility Lender at such time.

“Bail-In Action” shall mean the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” shall mean, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“BBR” shall mean, with respect to any BBR Borrowing for any Interest Period: (a) the applicable Screen Rate for Australian Dollars; (b) if no Screen Rate is available for the Interest Period of that BBR Borrowing, the Interpolated Rate for that BBR Borrowing; (c) if (i) no Screen Rate is available for the Interest Period of that BBR Borrowing and it is not possible to calculate the Interpolated Rate; or (ii) no Screen Rate is available for the currency of that BBR Borrowing, then BBR will be the Reference Bank Rate; or (d) if paragraph (c) above applies but no Reference Bank Rate is available for the relevant currency and Interest Period, the BBR Cost of Funds; provided that, in the case of paragraphs (a) and (c) above, BBR shall be determined as of 10:30 a.m. (Local Time) on the first day of the period for which the interest rate is to be determined for that BBR Borrowing and for a period equal in length to the Interest Period of that BBR Borrowing; provided, further, that in no event shall BBR be less than 0%.  BBR rates will be expressed as a yield percent per annum to maturity, and if necessary will be rounded up to the nearest fourth decimal place.

“BBR Borrowing” shall mean a Borrowing comprised of BBR Loans.

“BBR Cost of Funds” means, in relation to a BBR Borrowing, the weighted average of the rates notified to the Administrative Agent by each relevant Lender to be that which expresses as a percentage per annum, the cost to the Lender of funding its participation in that BBR Borrowing from whatever source it may reasonably select. That rate is to be notified as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period. If any Lender does not supply a quotation by this time, the rate of interest for that Lender shall be calculated on the basis of the quotations of the remaining Lenders.

“BBR Loan” shall mean any BBR Term Loan or BBR Revolving Loan (which, for the avoidance of doubt, in each case, shall be denominated in Australian Dollars).

“BBR Revolving Facility Borrowing” shall mean a Borrowing comprised of BBR Revolving Loans.

“BBR Revolving Loans” shall mean any Revolving Facility Loan bearing interest at a rate determined by reference to BBR in accordance with the provisions of Article II.

“BBR Term Loan” shall mean any Term Loan bearing interest at a rate determined by reference to BBR in accordance with the provisions of Article II.

“Beneficial Ownership Certification” means a certification regarding beneficial ownership as required by the Beneficial Ownership Regulation.

“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States of America.

“Board of Directors” shall mean, as to any person, the board of directors or other governing body of such person, or if such person is owned or managed by a single entity, the board of directors or other governing body of such entity.

“Borrower” shall mean each of the Dutch Borrower, the Co-Borrower, the Australian Borrower and the Isle of Man Borrower, in each case, subject to Section 9.25, and any other persons from time to time that becomes a Borrower hereunder pursuant to Section 9.25, and the term “Borrowers” shall mean the Dutch Borrower, the Co-Borrower, the Australian Borrower, the Isle of Man Borrower and any other persons from time to time that becomes a Borrower hereunder pursuant to Section 9.25.

“Borrower Materials” shall have the meaning assigned to such term in Section 9.17(a).

“Borrowing” shall mean a group of Loans of a single Type under a single Facility, and made on a single date to any Borrower and, in the case of Eurocurrency Loans or BBR Loans, as to which a single Interest Period is in effect.

“Borrowing Minimum” shall mean (a) in the case of Eurocurrency Loans, $1,000,000, €1,000,000 or £1,000,000, in each case, as such amount corresponds to the denomination of the applicable Borrowing, (b) in the case of BBR Loans, A$1,000,000, and (c) in the case of ABR Loans, $1,000,000.  Notwithstanding the foregoing, in the case of a Borrowing denominated in an Alternate Currency, the Borrowing Minimum shall be (x) the Alternate Currency Equivalent of the amounts described in the preceding sentence or (y) such other Borrowing Minimum as may be agreed by the Dutch Borrower and the Administrative Agent for the respective Alternate Currency.

“Borrowing Multiple” shall mean (a) in the case of Eurocurrency Loans, $500,000, €500,000 or £500,000, in each case, as such amount corresponds to the denomination of the applicable Borrowing, (b) in the case of BBR Loans, A$500,000, and (c) in the case of ABR Loans, $250,000.  Notwithstanding the foregoing, in the case of a Borrowing denominated in an Alternate Currency, the Borrowing Multiple shall be (x) the Alternate Currency Equivalent of the amounts described in the preceding sentence or (y) such other Borrowing Multiple as may be agreed by the Dutch Borrower and the Administrative Agent for the respective Alternate Currency.

“Borrowing Request” shall mean a request by a Borrower in accordance with the terms of Section 2.03 and substantially in the form of Exhibit D or another form approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent).

“Brand Licence Agreement” shall mean that certain Brand Licence Agreement, dated as of March 19, 2015 (as amended, restated, supplemented or otherwise modified from time to time), by and among, inter alia, SKY UK Limited, relating to a license to use certain trademarks and domain names mainly incorporating, or relating to, the term “SKY”, which belong to SKY UK Limited and its group companies.

“Brand Licensee” shall mean the “Licensee” as defined in the Brand Licence Agreement.

“Budget” shall have the meaning assigned to such term in Section 5.04(e).

“Business Day” shall mean any day that is not a Saturday, Sunday or other day on which commercial banks in any of New York City, the Province of Ontario, Isle of Man, Sydney, Australia or the Netherlands are authorized or required by law to remain closed; provided, that, (a) when used in connection with a Eurocurrency Loan the term “Business Day” shall also exclude any day on which banks are not open for dealings in deposits in the applicable currency in the London interbank market and (b) when used in connection with a Loan denominated in Euro, the term “Business Day” shall also exclude any day which is not a Target Day.

“CSA” shall mean the Canadian Securities Administrators.

“Canadian Security Documents” shall mean each agreement or instrument governed by laws of any Province of Canada pursuant to or in connection with which any Loan Party grants a security interest in any Collateral to secure any of the Obligations including each security document governed by the laws of the Province of Quebec as contemplated by Section 8.01(c), each as amended, restated, supplemented or otherwise modified from time to time.

“Canadian Securities Legislation” means all applicable securities laws in each of the provinces and territories of Canada and the respective regulations and rules under such laws together with applicable published rules, policy statements, blanket orders, instruments, rulings and notices of the regulatory authorities in such provinces or territories.

“Capital Expenditures” means, with respect to any person for any period, any expenditure in respect of the purchase or other acquisition of any fixed or capital asset (excluding normal replacements and maintenance which are properly charged to current operations).  For purposes of this definition, the purchase price of equipment that is purchased simultaneously with the trade-in of existing equipment or with insurance proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such equipment for the equipment being traded in at such time or the amount of such insurance proceeds, as the case may be.

“Capitalized Lease Obligations” of any person shall mean the obligations of such person to pay rent or other amounts under any lease of (or other similar arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such person under IFRS, and, for purposes hereof, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with IFRS; provided that, notwithstanding the foregoing, in no event will any lease (or similar arrangement) that would have been categorized as an operating lease as determined in accordance with IFRS as in effect on the Closing Date be considered a capital lease.

“Cash Collateralize” shall mean to pledge and deposit with or deliver to the Collateral Agent, for the benefit of one or more of the Issuing Banks or Revolving Facility Lenders, as collateral for Revolving L/C Exposure or obligations of the Revolving Facility Lenders to fund participations in respect of Revolving L/C Exposure, cash or deposit account balances or, if the Collateral Agent and each applicable Issuing Bank shall agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to the Collateral Agent and each applicable Issuing Bank.  “Cash Collateral” and “Cash Collateralization” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Interest Expense” shall mean, with respect to the Dutch Borrower and its Subsidiaries on a consolidated basis for any period, Interest Expense for such period to the extent such amounts are paid in cash for such period, excluding, without duplication, in any event (a) pay-in-kind Interest Expense or other non-cash Interest Expense (including as a result of the effects of purchase accounting), (b) to the extent included in Interest Expense, the amortization of any financing fees paid by, or on behalf of, the Dutch Borrower or any Subsidiary, including such fees paid in connection with the Transactions, and (c) the amortization of debt discounts, if any, or fees in respect of Hedging Agreements; provided, that Cash Interest Expense shall exclude any one time financing fees, including those paid in connection with the Transactions or any amendment or other modification of this Agreement.

“Cash Management Agreement” shall mean any agreement to provide to Holdings, U.S. Holdings, any Borrower or any Subsidiary cash management services for collections, treasury management services (including controlled disbursement, overdraft, automated clearing house fund transfer services, return items and interstate depository network services), any demand deposit, payroll, trust or operating account relationships, commercial credit cards, merchant card, purchase or debit cards, non-card e-payables services, and other cash management services, including electronic funds transfer services, lockbox services, stop payment services and wire transfer services.

“Cash Management Bank” shall mean any person that, at the time it enters into a Cash Management Agreement (or on the Closing Date with respect to Cash Management Agreements existing on the Closing Date), is (a) an Agent, an Arranger, a Lender or an Affiliate of any such person, in each case, in its capacity as a party to such Cash Management Agreement or (b) listed in Schedule 1.01(G) as may be updated by the Dutch Borrower from time to time with the consent of the Administrative Agent (not to be unreasonably withheld or delayed).

A “Change in Control” shall be deemed to occur if:

(a)                                 any person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act, but excluding any employee benefit plan of such person, entity or “group” and its subsidiaries and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) shall at any time have acquired direct or indirect beneficial ownership (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act) of voting power of the outstanding Voting Stock of Parent having more than 50.1% of the ordinary voting power for the election of directors of Parent; or

(b)                                 a “Change of Control” (as defined in (i) the Senior Unsecured Notes Indenture, (ii) any indenture or credit agreement in respect of Permitted Refinancing Indebtedness with respect to the Senior Unsecured Notes constituting Material Indebtedness or (iii) any indenture or credit agreement in respect of any Junior Financing constituting Material Indebtedness) shall have occurred; or

(c)                                  Parent shall fail to beneficially own, directly or indirectly, 100% of the issued and outstanding Equity Interests of the Dutch Borrower.

In addition, notwithstanding the foregoing, a transaction in which the Dutch Borrower or a Parent Entity of the Dutch Borrower becomes a subsidiary of another person (such person, the “New Parent”) shall not constitute a Change of Control if (a) the equityholders of the Dutch Borrower or such Parent Entity immediately prior to such transaction beneficially own, directly or indirectly through one or more intermediaries, at least a majority of the total voting power of the Voting Stock of the Dutch Borrower or such New Parent immediately following the consummation of such transaction, or (b) immediately following the consummation of such transaction, no person, other than the New Parent or any subsidiary of the New Parent, beneficially owns, directly or indirectly through one or more intermediaries, more than 50% of the voting power of the Voting Stock of the Dutch Borrower or such Parent Entity.

“Change in Law” shall mean (a) the adoption of any law, treaty, rule or regulation after the Closing Date, (b) any change in law, treaty, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by any Lender or any Issuing Bank (or, for purposes of Section 2.15(b), by any Lending Office of such Lender or such Issuing Bank or by such Lender’s or Issuing Bank’s holding company, if any) with any written request, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Closing Date; provided, however, that notwithstanding anything herein to the contrary, (x) all requests, rules, guidelines or directives under or issued in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act, all interpretations and applications thereof and any compliance by a Lender with any request or directive relating thereto and (y) all requests, rules, guidelines or directives promulgated under or in connection with, all interpretations and applications of, or any compliance by a Lender with any request or directive relating to International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States of America or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case under clauses (x) and (y) be deemed to be a “Change in Law” but only to the extent a Lender is imposing applicable increased costs or costs in connection with capital adequacy or liquidity requirements similar to those described in clauses (a) and (b) of Section 2.15 generally on other borrowers of loans under United States of America or European cash flow term loan credit facilities, which, as a credit matter, are similarly situated to the Borrowers.

“Charges” shall have the meaning assigned to such term in Section 9.09.

“Class” shall mean, (a) when used in respect of any Loan or Borrowing, whether such Loan or the Loans comprising such Borrowing are Term B Loans, Other Term Loans, Initial Revolving Loans, Extended Revolving Loans or Other Revolving Loans; and (b) when used in respect of any Commitment, whether such Commitment is in respect of a commitment to make USD Term Loans, Euro Term Loans, Other Term Loans, Initial Revolving Loans, Extended Revolving Loans or Other Revolving Loans.  Other Term Loans, Extended Revolving Loans or Other Revolving Loans that have different terms and conditions (together with the Commitments in respect thereof) from the USD Term Loans, Euro Term Loans or the Initial Revolving Loans, respectively, or from other Other Term Loans or other Extended Revolving Loans or other Other Revolving Loans, as applicable, shall each be construed to be in separate and distinct Classes.

“Class Loans” shall have the meaning assigned to such term in Section 9.08(f).

“Clean-Up Period” shall have the meaning assigned to such term in Section 7.04.

“Closing Date” shall mean July 10, 2018.

“Closing Date Mortgaged Properties” shall mean the Material Real Properties identified on Schedule 1.01(E) hereto on the Closing Date.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collateral” shall mean all the “Collateral” (or equivalent term) as defined in any Security Document and shall also include the Mortgaged Properties and all other property that is now or hereafter subject (or purported to be subject) to any Lien in favor of the Administrative Agent, the Collateral Agent or any subagent for the benefit of the Secured Parties pursuant to any Security Documents and which has not been released from such Lien in accordance with the Loan Documents at the time of determination.

“Collateral Agent” shall mean the Administrative Agent acting as collateral agent and/or security trustee for the Secured Parties, together with its successors and permitted assigns in such capacity.

“Collateral and Guarantee Requirement” shall mean the requirement that (in each case subject to the last paragraph of this definition, the last paragraph of Section 4.02, Sections 5.10(d), (e) and (g), the Agreed Guarantee and Security Principles, and Schedule 5.12):

(a)                                 on the Closing Date, the Collateral Agent shall have received, (i) from the Co-Borrower and each Subsidiary Loan Party that is a Domestic Subsidiary, a counterpart of the U.S. Collateral Agreement and (ii) from each Borrower and each Subsidiary Loan Party, a counterpart of the Subsidiary Guarantee Agreement, in each case duly executed and delivered on behalf of such person;

(b)                                 on the Closing Date and at all times thereafter, (i) a pledge of all outstanding Equity Interests other than Excluded Securities of (w) the Australian Borrower from the Dutch Borrower pursuant to an Australian Security Document, (x) the Co-Borrower from U.S. Holdings pursuant to a U.S. Security Document, (y) the Dutch Borrower from Holdings pursuant to a Dutch Security Document and (z) all outstanding Equity Interests, in each case, directly owned by any Borrower or any Subsidiary Loan

Party in any Wholly-Owned Subsidiary that is a Material Subsidiary organized under the laws of a Security Jurisdiction, in each case, pursuant to a Canadian Security Document, a Dutch Security Document, an IOM Security Document, a U.K. Security Document, a U.S. Security Document, an Australian Security Document or an Alderney Security Document, as applicable, and (ii) the Collateral Agent shall have received certificates, updated share registers (where reasonably necessary under the laws of any applicable jurisdiction in order to create a perfected security interest in such Equity Interests) or other instruments (if any) representing such Equity Interests and any notes or other instruments representing such Indebtedness required to be delivered pursuant to the applicable Security Documents, together with stock powers, note powers or other instruments of transfer with respect thereto (as applicable) endorsed in blank; provided that such obligations in respect of an entity organized or incorporated in Australia shall be subject to prior completion of any and all applicable steps and procedures required pursuant to the Australian Corporations Act in respect of the provisions of financial assistance (where applicable), it being understood that such steps and procedures shall be completed no later than 50 Business Days after the date on which the obligation to comply with the provisions of this paragraph have arisen;

(c)                                  after the Closing Date, each direct or indirect Subsidiary of the Dutch Borrower that is not an Excluded Subsidiary, (1) shall become a Subsidiary Loan Party in accordance with Section 5.10 and the Collateral Agent shall have received, (i) a supplement to the Subsidiary Guarantee Agreement and (ii) supplements to one or more of the Security Documents, in the form specified therefor or otherwise reasonably acceptable to the Administrative Agent (which may include new Security Documents), in each case, duly executed and delivered on behalf of such Subsidiary Loan Party and (2) shall deliver, or cause to be delivered to the Administrative Agent, for the benefit of the Secured Parties, customary legal opinions, board resolutions and other customary closing certificates, searches and documentation to the extent reasonably requested by the Administrative Agent, consistent with those delivered on the Closing Date under Section 4.02; provided that such obligations in respect of an entity organized or incorporated in Australia shall be subject to prior completion of any and all applicable steps and procedures required pursuant to the Australian Corporations Act in respect of the provision of financial assistance (where applicable), it being understood that such steps and procedures shall be completed no later than 50 Business Days after the date on which the obligation to comply with the provisions of this paragraph have arisen;

(d)                                 on the Closing Date and at all times thereafter, except as otherwise contemplated by this Agreement or any Security Document, all documents and instruments, including Uniform Commercial Code and PPSA financing statements (or their equivalent in any other applicable jurisdiction), and filings with the United States Copyright Office and the United States Patent and Trademark Office (or their equivalent in any other applicable jurisdiction), and all other actions required by applicable Requirements of Law or reasonably requested by the Collateral Agent to be delivered, filed, registered or recorded to create the Liens intended to be created by the Security Documents (in each case, including any supplements thereto) and perfect or render opposable to third parties (in the case of the Security Documents governed by the laws of the Province of Quebec) such Liens to the extent required by, and with the priority required by, the Security Documents, shall have been delivered, filed, registered or recorded or delivered to the Collateral Agent for filing, registration or recording concurrently with, the execution and delivery of each such Security Document;

(e)                                  within the time period specified in Schedule 5.12, the Administrative Agent shall have received evidence of the insurance required by the terms of Section 5.02 hereof on behalf of (i) the Original Obligors and their Subsidiaries and (ii) the Target Group to the extent such evidence of insurance, in the case of this clause (ii), can be obtained by the Dutch Borrower following the use of commercially reasonable efforts; and

(f)                                   after the Closing Date, the Collateral Agent shall have received, (i) such other Security Documents as may be required to be delivered pursuant to Section 5.10 or the Security Documents, and (ii) upon reasonable request by the Collateral Agent, evidence of compliance with any other requirements of Section 5.10.

Notwithstanding the foregoing or anything else in this Agreement or any other Loan Document to the contrary, the Loan Parties shall not be required to (1) take any actions outside of a Security Jurisdiction to grant, create or perfect any security interest in the Collateral (including the execution of any agreement, document or other instrument governed by the law of any jurisdiction other than the laws of a Security Jurisdiction) or, in the case of any Subsidiary organized in any other jurisdiction which is made a Guarantor pursuant to clause (c) of the definition of “Subsidiary Loan Party”, the jurisdiction of organization of such Subsidiary or (2) grant, create or perfect any security interest in any Excluded Property or (3) enter into control agreements with respect to, or otherwise perfect any security interest by “control” (or similar arrangements with third parties) over securities accounts and deposit accounts.

“Commitment Fee” shall have the meaning assigned to such term in Section 2.12(a).

“Commitments” shall mean, with respect to any Lender, such Lender’s Revolving Facility Commitment, USD Term Loan Commitment and/or Euro Term Loan Commitment.

“Commodity Exchange Act” shall mean the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Company” shall have the meaning assigned to such term in the recitals hereto.

“Conduit Lender” shall mean any special purpose entity organized and administered by any Lender for the purpose of making Loans otherwise required to be made by such Lender and designated by such Lender in a written instrument; provided, that the designation by any Lender of a Conduit Lender shall not relieve the designating Lender of any of its obligations to fund a Loan under this Agreement if, for any reason, its Conduit Lender fails to fund any such Loan, and the designating Lender (and not the Conduit Lender) shall have the sole right and responsibility to deliver all consents and waivers required or requested under this Agreement with respect to its Conduit Lender; provided, further, that a Conduit Lender shall be entitled to the benefits of Sections 2.15, 2.16, 2.17 and 9.05 (subject to the limitations and requirements of those Sections and Section 2.20 and it being understood that the documentation required under Section 2.18(e) shall be delivered solely to the designating Lender) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 9.04(b) but no Conduit Lender shall (a) be entitled to receive any greater amount pursuant to Sections 2.15, 2.16, 2.17, 2.18 or 9.05 than the designating Lender would have been entitled to receive in respect of the extensions of credit made by such Conduit Lender unless the designation of such Conduit Lender is made with the prior written consent of the Dutch Borrower (not to be unreasonably withheld or delayed), which consent shall specify that it is being made pursuant to the proviso in the definition of “Conduit Lender” and provided that the designating Lender provides such information as the Dutch Borrower reasonably requests in order for the Dutch Borrower to determine whether to provide its consent or (b) be deemed to have any Commitment.

“Consolidated Debt” at any date shall mean the sum of (without duplication) all Indebtedness (other than letters of credit or bank guarantees, to the extent undrawn) consisting of Indebtedness for borrowed money and Disqualified Stock of the Dutch Borrower and its Subsidiaries determined on a consolidated basis on such date in accordance with IFRS; provided that, for purposes of the calculation of the Net First Lien Leverage Ratio, the Net Secured Leverage Ratio and the Net Total Leverage Ratio, the sum of all Indebtedness shall be reduced by the outstanding receivable principal amount of cross currency interest rate swaps and increased by the outstanding payable currency principal amount of cross currency interest rate swaps associated with the Indebtedness (as determined by the Dutch Borrower in good faith).

“Consolidated Net Income” shall mean, with respect to any person for any period, the aggregate of the Net Income of such person and its subsidiaries for such period, on a consolidated basis; provided, however, that, without duplication,

(i)                                     any net after-tax extraordinary, exceptional, nonrecurring or unusual gains or losses or income or expense or charge (less all fees and expenses relating thereto), any severance, relocation or other restructuring expenses (including any cost or expense related to employment of terminated employees), any expenses related to any New Project or any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternative uses, fees, expenses or charges relating to closing costs, rebranding costs, curtailments or modifications to pension and post-retirement employee benefit plans, excess pension charges, acquisition integration costs, opening costs, recruiting costs, signing, retention or completion bonuses, litigation and arbitration costs, charges, fees and expenses (including settlements), and expenses or charges related to any offering of Equity Interests or debt securities of any Borrower, Holdings, U.S. Holdings or any Parent Entity, any Investment, acquisition, Disposition, recapitalization or incurrence, issuance, repayment, repurchase, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), and any fees, expenses, charges or change in control payments related to the Transactions (including any costs relating to auditing prior periods, any transition-related expenses, and Transaction Expenses incurred before, on or after the Closing Date), in each case, shall be excluded,

(ii)                                  any net after-tax income or loss from Disposed of, abandoned, closed or discontinued operations or fixed assets and any net after-tax gain or loss on the Dispositions of Disposed of, abandoned, closed or discontinued operations or fixed assets shall be excluded,

(iii)                               any net after-tax gain or loss (less all fees and expenses or charges relating thereto) attributable to business Dispositions or asset Dispositions other than in the ordinary course of business (as determined in good faith by the management of the Dutch Borrower) shall be excluded,

(iv)                              any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment or buy-back of indebtedness, Hedging Agreements or other derivative instruments shall be excluded,

(v)                                 (A)                               the Net Income for such period of any person that is not a subsidiary of such person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent person or a subsidiary thereof (other than an Unrestricted Subsidiary of such referent person) in respect of such period and (B) the Net Income for such period shall include any dividend, distribution or other payment in cash (or to the extent converted into cash) received by the referent person or a subsidiary thereof (other than an Unrestricted Subsidiary of such referent person) from any person in excess of, but without duplication of, the amounts included in subclause (A),

(vi)                              the cumulative effect of a change in accounting principles during such period shall be excluded,

(vii)                           effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such person and its subsidiaries and including the effects of adjustments to (A) deferred rent, (B) Capitalized Lease Obligations or other obligations or deferrals attributable to capital spending funds with suppliers or (C) any deferrals of revenue) in component amounts required or permitted by IFRS, resulting from the application of purchase accounting or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(viii)                        any impairment charges or asset write-offs, in each case pursuant to IFRS, and the amortization of intangibles and other fair value adjustments arising pursuant to IFRS, shall be excluded,

(ix)                              any (a) non-cash compensation charge or (b) non-cash costs or expenses realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded,

(x)                                 accruals and reserves that are established or adjusted in connection with the Transactions or within twelve months after the Closing Date or the closing of any acquisition or investment and that are so required to be established or adjusted in accordance with IFRS or as a result of adoption or modification of accounting policies shall be excluded,

(xi)                              non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under IFRS and related interpretation shall be excluded,

(xii)                           any gain, loss, income, expense or charge resulting from the application of any LIFO method shall be excluded,

(xiii)                        any non-cash charges for deferred tax asset valuation allowances shall be excluded,

(xiv)                       any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from Hedging Agreements for currency exchange risk, shall be excluded,

(xv)                          any deductions attributable to minority interests shall be excluded,

(xvi)                       [reserved],

(xvii)                    (A) to the extent covered by insurance and actually reimbursed, or, so long as such person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (x) not denied by the applicable carrier in writing within 180 days and (y) in fact reimbursed within 365 days following the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded; and (B) amounts estimated in good faith to be received from insurance in respect of lost revenues or earnings in respect of liability or casualty events or business interruption shall be included (with a deduction for amounts actually received up to such estimated amount to the extent included in Net Income in a future period).

“Consolidated Total Assets” shall mean, as of any date of determination, the total assets of the Dutch Borrower and the Subsidiaries, determined on a consolidated basis in accordance with IFRS, as set forth on the consolidated balance sheet of the Dutch Borrower as of the last day of the fiscal quarter most recently ended for which financial statements have been (or were required to be) delivered pursuant to Section 4.02(i), 5.04(a) or 5.04(b), as applicable, calculated on a Pro Forma Basis after giving effect to any acquisition or Disposition of a person or assets that may have occurred on or after the last day of such fiscal quarter.

“Continuing Letter of Credit” shall have the meaning assigned to such term in Section 2.05(k).

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and “Controlling” and “Controlled” shall have meanings correlative thereto.

“Corresponding Obligations” shall mean the Obligations other than the Parallel Debts.

“Co-Borrower” shall have the meaning assigned to such term in the introductory paragraph of this Agreement, together with its successors and assigns.

“Credit Event” shall have the meaning assigned to such term in Article IV.

“CrownBet Acquisition Agreement” shall mean that Share Purchase Agreement, dated March 6, 2018, among the parties listed in schedule 2 thereto, as sellers, Bloomlane Pty Ltd, as buyer, Parent, as guarantor, and the other parties thereto, as the same may be amended, restated or otherwise modified from time to time, and any agreement, document or the like entered into in respect of any transaction contemplated in Section 6.04 for the purposes of, in connection with, pursuant to and/or in respect of the acquisition contemplated in such Share Purchase Agreement (including, without limitation, Section 6.04(gg) and the Investment and Funding Transactions), as the same may be amended, restated or otherwise modified from time to time.

“Cumulative Credit” shall mean, at any date, an amount, not less than zero in the aggregate, determined on a cumulative basis equal to, without duplication:

(a)                                 the greater of $250,000,000 and 0.25 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period, plus

(b)                                 the Cumulative Retained Excess Cash Flow Amount at such time, plus

(c)                                  [reserved],

(d)                                 the aggregate amount of any Declined Proceeds, plus

(e)                                  (i) the cumulative amount of proceeds (including cash and the fair market value (as determined in good faith by the Dutch Borrower) of property other than cash) from the sale of Equity Interests of the Dutch Borrower, Holdings or any Parent Entity after the Closing Date and on or prior to such time (including upon exercise of warrants or options), which proceeds have been contributed as common equity to the capital of such Borrower, and (ii) common Equity Interests of Holdings, the Dutch Borrower or any Parent Entity issued upon conversion of Indebtedness (other than Indebtedness that is contractually subordinated to the Loan Obligations in right of payment) of the Dutch Borrower or any Subsidiary owed to a person other than a Borrower or a Subsidiary; provided, that this clause (e) shall exclude (w) Permitted Cure Securities, (x) sales of Equity Interests financed as contemplated by Section 6.04(e) or used as described in clause (ix) of the definition of “EBITDA”, (y) any amount used to incur Indebtedness under Section 6.01(l)), any amounts used to finance the payments or distributions in respect of any Junior Financing pursuant to Section 6.09(b), and (z) Excluded Contributions plus

(f)                                   100% of the aggregate amount of contributions as common equity to the capital of the Dutch Borrower received in cash (and the fair market value (as determined in good faith by the Dutch Borrower) of property other than cash) after the Closing Date (subject to the same exclusions as are applicable to clause (e) above); plus

(g)                                  100% of the aggregate principal amount of any Indebtedness (including the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock) of the Dutch Borrower or any Subsidiary thereof issued after the Closing Date (other than Indebtedness issued to a Subsidiary), which has been converted into or exchanged for Qualified Equity Interests in the Dutch Borrower, Holdings or any Parent Entity, plus

(h)                                 100% of the aggregate amount received by the Dutch Borrower or any Subsidiary in cash (and the fair market value (as determined in good faith by the Dutch Borrower) of property other than cash received by the Dutch Borrower or any Subsidiary) after the Closing Date from:

(A)                               the issuance or sale (other than to Holdings, the Dutch Borrower or any Subsidiary) of the Equity Interests of an Unrestricted Subsidiary, or

(B)                               any dividend or other distribution by an Unrestricted Subsidiary, plus

(i)                                     in the event any Unrestricted Subsidiary has been redesignated as a Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, Holdings, the Dutch Borrower or any Subsidiary, the fair market value (as determined in good faith by the Dutch Borrower) of the Investments of Holdings, the Dutch Borrower or any Subsidiary in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) if the original designation of such Subsidiary as an Unrestricted Subsidiary constituted a use of the Cumulative Credit, plus

(j)                                    an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale or other disposition, repayments, repurchases, redemptions, income and similar amounts) actually received by the Dutch Borrower or any Subsidiary in respect of any Investments made pursuant to Section 6.04(j)(Y), minus

(k)                                 any amounts thereof used to make Investments pursuant to Section 6.04(j)(Y) after the Closing Date prior to such time, minus

(l)                                     the cumulative amount of Restricted Payments made pursuant to Section 6.06(e) prior to such time, minus

(m)                             any amount thereof used to make payments or distributions in respect of Junior Financings pursuant to Section 6.09(b)(i)(E) (other than payments made with proceeds from the issuance of Equity Interests that were excluded from the calculation of the Cumulative Credit pursuant to clause (e) above);

provided, however, Cumulative Credit shall only be increased pursuant to clause (b) above to the extent that Excess Cash Flow for any Excess Cash Flow Period exceeds the ECF Threshold Amount (or, with respect to any Excess Cash Flow Interim Period, a pro rata portion of such amount).

“Cumulative Retained Excess Cash Flow Amount” shall mean, at any date, an amount (which shall not be less than zero in the aggregate) determined on a cumulative basis equal to:

(a)                                 the aggregate cumulative sum of the Retained Percentage of Excess Cash Flow for all Excess Cash Flow Periods ending after the Closing Date, plus

(b)                                 for each Excess Cash Flow Interim Period ended prior to such date but as to which the corresponding Excess Cash Flow Period has not ended, an amount equal to the Retained Percentage of Excess Cash Flow for such Excess Cash Flow Interim Period, minus

(c)                                  the cumulative amount of all Retained Excess Cash Flow Overfundings as of such date.

“Cure Amount” shall have the meaning assigned to such term in Section 7.03.

“Cure Right” shall have the meaning assigned to such term in Section 7.03.

“Current Assets” shall mean, with respect to the Dutch Borrower and the Subsidiaries on a consolidated basis at any date of determination, the sum of all assets (other than cash and Permitted Investments or other cash equivalents) that would, in accordance with IFRS, be classified on a consolidated balance sheet of the Dutch Borrower and the Subsidiaries as current assets at such date of determination, other than amounts related to current or deferred Taxes based on income or profits.

“Current Liabilities” shall mean, with respect to the Dutch Borrower and the Subsidiaries on a consolidated basis at any date of determination, all liabilities that would, in accordance with IFRS, be classified on a consolidated balance sheet of the Dutch Borrower and the Subsidiaries as current liabilities at such date of determination, other than (a) the current portion of any Indebtedness, (b) accruals of Interest Expense (excluding Interest Expense that is due and unpaid), (c) accruals for current or deferred Taxes based on income or profits, (d) accruals, if any, of transaction costs resulting from the Transactions, (e) Third Party Funds, if applicable and (f) accruals of any costs or expenses related to (i) severance or termination of employees prior to the Closing Date or (ii) bonuses, pension and other post-retirement benefit obligations.

“Data Privacy Laws” shall mean all applicable laws (including common law), rules, regulations, codes, ordinances, policies, orders, decrees or judgments, promulgated or entered into by any Governmental Authority, relating in any way to the transmission, storage, security or protection of data and information, including personally identifiable information.

“Debt Service” shall mean, with respect to the Borrowers and the Subsidiaries on a consolidated basis for any period, Cash Interest Expense for such period, plus scheduled principal amortization of Consolidated Debt for such period.

“Debtor Relief Laws” shall mean the U.S. Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief law or corporate insolvency laws under the Australian Corporations Act, the United States of America or other applicable jurisdictions from time to time in effect.

“Declined Proceeds” shall have the meaning assigned to such term in Section 2.10(c)(i).

“Declining Lender” shall have the meaning assigned to such term in Section 2.10(c)(i).

“Deemed Date” shall have the meaning assigned to such term in Section 6.01.

“Default” shall mean any event or condition that upon notice, lapse of time or both would constitute an Event of Default.

“Defaulting Lender” shall mean, subject to Section 2.22, any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Dutch Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any Issuing Bank or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit) within two Business Days of the date when due, (b) has notified the Dutch Borrower, Administrative Agent or any Issuing Bank in writing that it does not intend or expect to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the Dutch Borrower, to confirm in writing to the Administrative Agent and the Dutch Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Dutch Borrower) or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity or (iii) become the subject of a Bail-In Action; provided, that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States of America or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender.  Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.22) upon delivery of written notice of such determination to the Dutch Borrower, each Issuing Bank and each Lender.

“Designated Non-Cash Consideration” shall mean the fair market value (as determined in good faith by the Dutch Borrower) of non-cash consideration received by a Borrower or one of its Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to a certificate of a Responsible Officer of the Dutch Borrower, setting forth such valuation, less the amount of cash equivalents received in connection with a subsequent disposition of, or other receipt of cash equivalents in respect of, such Designated Non-Cash Consideration.

“Deutsche Bank” shall mean Deutsche Bank AG New York Branch.

“Disinterested Director” shall mean, with respect to any person and transaction, a member of the Board of Directors of such person who does not have any material direct or indirect financial interest in or with respect to such transaction.

“Dispose” or “Disposed of” shall mean to convey, sell, lease, sell and leaseback, assign, farm-out, transfer or otherwise dispose of any property, business or asset.  The term “Disposition” shall have a correlative meaning to the foregoing.

“Disqualification” shall mean, with respect to any Lender:

(a)                                 the failure of that person timely to file pursuant to applicable Gaming Laws:

(i)                                     any application requested of that person by any Gaming Authority in connection with any licensing required of that person as a lender to a Borrower; or

(ii)                                  any required application or other papers in connection with determination of the suitability of that person as a lender to a Borrower;

(b) the withdrawal by that person (except where requested or permitted by the Gaming Authority) of any such application or other required papers;

(c) any finding by a Gaming Authority that there is reasonable cause to believe that such person may be found unqualified or unsuitable; or

(d) any final determination by a Gaming Authority pursuant to applicable Gaming Laws:

(i)                                     that such person is “unsuitable” as a lender to a Borrower;

(ii)                                  that such person shall be “disqualified” as a lender to a Borrower; or

(iii)                               denying the issuance to that person of any license or other approval required under applicable Gaming Laws to be held by all lenders to a Borrower; and the word “Disqualified” as used herein shall have a meaning correlative thereto.

“Disqualified Stock” shall mean, with respect to any person, any Equity Interests of such person that, by its terms (or by the terms of any security or other Equity Interests into which it is convertible or for which it is exchangeable), or upon the happening of any event or condition (a) matures or is mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Loan Obligations that are accrued and payable and the termination of the Commitments), (b) is redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests), in whole or in part, (c) provides for the scheduled payment of dividends in cash or (d) is or becomes convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Stock, in each case, prior to the date that is ninety-one (91) days after the Latest Maturity Date in effect at the time of issuance thereof (provided, that only the portion of the Equity Interests that so mature or are mandatorily redeemable, are so convertible or exchangeable or are so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock).  Notwithstanding the foregoing: (i) any Equity Interests issued to any employee or to any plan for the benefit of employees of Parent, Holdings, U.S. Holdings, the Borrowers or the Subsidiaries or by any such plan to such employees shall not constitute Disqualified Stock solely because they may be required to be repurchased by Parent, Holdings, U.S. Holdings or the Borrowers in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability and (ii) any class of Equity Interests of such person that by its terms authorizes such person to satisfy its obligations thereunder by delivery of Equity Interests that are not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Dollar Equivalent” shall mean, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any currency other than Dollars, the equivalent amount thereof in Dollars as determined by the Administrative Agent or the Issuing Bank, as the case may be, at such time on the basis of the Spot Rate (determined in respect of the most recent Revaluation Date or other applicable date of determination) for the purchase of Dollars with such currency.

“Dollars” or “$” shall mean lawful money of the United States of America.

“Dollar Pari Yield Differential” shall have the meaning assigned to such term in Section 6.02.

“Dollar Term Yield Differential” shall have the meaning assigned to such term in Section 2.21(b)(vii).

“Domestic Subsidiary” shall mean any Subsidiary that is not a Foreign Subsidiary.

“Dutch Attorney-in-Fact” shall have the meaning assigned to such term in Section 9.26.

“Dutch Borrower” shall have the meaning assigned to such term in the preamble hereto, together with its permitted successors and assigns.

“Dutch Insolvency Event” means any bankruptcy (faillissement), suspension of payments ((voorlopige) surseance van betaling), administration (onderbewindstelling), dissolution (ontbinding), the Dutch Borrower or shareholder having filed a notice under Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990) or Section 60 of the Social Insurance Financing Act of the Netherlands (Wet Financiering Sociale Verzekeringen) in conjunction with Section 36 of the Tax Collection Act of the Netherlands (Invorderingswet 1990).

“Dutch Loan Party” shall mean Holdings, the Dutch Borrower and each Subsidiary Loan Party that is incorporated or organized under the laws of the Netherlands.

“Dutch Security Documents” shall mean each Netherlands law governed agreement, deed or instrument pursuant to or in connection with which any Loan Party grants a security interest in any Collateral as security for any and all Parallel Debt.

“EBITDA” shall mean, with respect to the Dutch Borrower and the Subsidiaries on a consolidated basis for any period, the Consolidated Net Income of the Dutch Borrower and the Subsidiaries for such period plus (a) the sum of (in each case without duplication and to the extent the respective amounts described in subclauses (i) through (xi) of this clause (a) reduced such Consolidated Net Income (and were not excluded therefrom) for the respective period for which EBITDA is being determined):

(i)                                     provision for Taxes based on income, profits or capital of the Dutch Borrower and the Subsidiaries for such period, including, without limitation, state,

franchise, gross receipts and margins, and similar taxes and foreign withholding taxes (including penalties and interest related to taxes or arising from tax examinations) and, without duplication of the foregoing, the amount of any distributions in respect of the foregoing items pursuant to Section 6.06(b)(iii) or 6.06(o),

(ii)                                  Interest Expense (and to the extent not included in Interest Expense, (x) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock or Disqualified Stock and (y) costs of surety bonds in connection with financing activities) of the Dutch Borrower and the Subsidiaries for such period, together with items excluded from the definition of “Interest Expense” pursuant to clause (a) thereof,

(iii)                               depreciation and amortization expenses of the Dutch Borrower and the Subsidiaries for such period including the amortization of intangible assets, deferred financing fees, original issue discount, amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits,

(iv)                              business optimization expenses and other restructuring charges or reserves (which, for the avoidance of doubt, shall include the effect of inventory optimization programs, facility, branch, office or business unit closures, facility, branch, office or business unit consolidations, retention, severance, systems establishment costs, contract termination costs, future lease commitments and excess pension charges),

(v)                                 any other non-cash charges; provided, that for purposes of this subclause (v) of this clause (a), any non-cash charges or losses shall be treated as cash charges or losses in any subsequent period during which cash disbursements attributable thereto are made (but excluding, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period),

(vi)                              [reserved];

(vii)                           any expenses or charges (other than depreciation or amortization expense as described in the preceding subclause (iii)) related to any issuance of Equity Interests, Investment, acquisition, New Project, Disposition, recapitalization or the incurrence, modification or repayment of Indebtedness permitted to be incurred by this Agreement (including a refinancing thereof) (whether or not successful), including (x) such fees, expenses or charges related to the Senior Unsecured Notes and this Agreement and (y) any amendment or other modification of the Obligations or other Indebtedness,

(viii)                        [reserved],

(ix)                              any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Dutch Borrower or a Subsidiary Loan Party (other than contributions received from the Dutch Borrower or another Subsidiary Loan Party) or net cash proceeds of an issuance of Qualified Equity Interests of the Dutch Borrower,

(x)                                 [reserved],

(xi)                              the amount of any loss attributable to a New Project, until the date that is 12 months after the date of completing the construction, acquisition, assembling or creation of such New Project, as the case may be; provided, that (A) such losses are reasonably identifiable and factually supportable and certified by a Responsible Officer of the Dutch Borrower and (B) losses attributable to such New Project after 12 months from the date of completing such construction, acquisition, assembling or creation, as the case may be, shall not be included in this subclause (xi), and

(xii)                           with respect to any joint venture that is not a Subsidiary an amount equal to the proportion of EBITDA relating to such joint venture corresponding to the Dutch Borrower’s and the Subsidiaries’ proportionate share of such joint venture’s EBITDA (determined as if such joint venture were a Subsidiary), minus (b) the sum of (without duplication and to the extent the amounts described in this clause (b) increased such Consolidated Net Income for the respective period for which EBITDA is being determined) non-cash items increasing Consolidated Net Income of the Dutch Borrower and the Subsidiaries for such period (but excluding any such items (A) in respect of which cash was received in a prior period or will be received in a future period or (B) which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period).

“ECF Threshold Amount” shall have the meaning assigned to such term in Section 2.11(c).

“EEA Financial Institution” shall mean (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” shall mean any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” shall mean any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Election Date” shall have the meaning assigned to such term in Section 1.10.

“Employee Benefit Plan” shall mean any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) maintained by Holdings, any Borrower or any of the Subsidiaries or under which Holdings, any Borrower or any of the Subsidiaries has any obligations.

“EMU Legislation” shall mean the legislative measures of the European Council for the introduction of, changeover to or operation of a single or unified European currency.

“Environment” shall mean ambient and indoor air, surface water and groundwater (including potable water, navigable water and wetlands), the land surface or subsurface strata, natural resources such as flora and fauna, the workplace or as otherwise defined in any Environmental Law.

“Environmental Laws” shall mean all applicable laws (including common law), rules, regulations, codes, ordinances, orders, binding agreements, decrees or judgments, promulgated or entered into by or with any Governmental Authority, relating in any way to the Environment, preservation or reclamation of natural resources, the generation, use, transport, management, Release or threatened Release of, or exposure to, any Hazardous Material or to public or employee health and safety matters (to the extent relating to the Environment or Hazardous Materials).

“Environmental Permits” shall have the meaning assigned to such term in Section 3.16.

“Equity Interests” of any person shall mean any and all shares, interests, rights to purchase or otherwise acquire, warrants, options, participations or other equivalents of or interests in (however designated) equity or ownership of such person, including any preferred stock, any member interest in a cooperative, any limited or general partnership interest and any limited liability company membership interest, and any securities or other rights or interests convertible into or exchangeable for any of the foregoing.

“Equity Offering Documents” shall mean, collectively, the Parent’s Registration Statement on Form F-10 (File No. 333-221875) (the “Registration Statement”), filed with the Securities and Exchange Commission December 1, 2017, as amended on January 16, 2018, and the base prospectus, dated January 16, 2018, included as part of the Registration Statement and as filed with applicable securities commissions or similar regulatory authorities in Canada, as supplemented by the preliminary prospectus supplement, dated June 18, 2018, the pricing term sheet dated June 21, 2018, and the final prospectus supplement, dated June 21, 2018, in each case, including the documents incorporated by reference therein.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as the same may be amended from time to time and any final regulations promulgated and the rulings issued thereunder.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with Holdings, any Borrower or any Subsidiary Loan Party, is treated as a single employer under Section 414(b) or (c) of the Code, or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” shall mean (a) any Reportable Event or the requirements of Section 4043(b) of ERISA apply with respect to a Plan; (b) with respect to any Plan, the failure to satisfy the minimum funding standard under Section 412 of the Code or Section 302 of ERISA, whether or not waived; (c) a determination that any Plan is, or is expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code); (d) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, the failure to make by its due date a required installment under Section 430(j) of the Code with respect to any Plan or the failure to make any required contribution to a Multiemployer Plan; (e) the incurrence by Holdings, the Borrowers, a Subsidiary or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan or Multiemployer Plan; (f) the receipt by Holdings, the

Borrowers, a Subsidiary or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan under Section 4042 of ERISA; (g) the incurrence by Holdings, the Borrowers, a Subsidiary or any ERISA Affiliate of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; (h) the receipt by Holdings, the Borrowers, a Subsidiary or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from Holdings, the Borrowers, a Subsidiary or any ERISA Affiliate of any notice, concerning the impending imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent, within the meaning of Title IV of ERISA, or in “endangered” or “critical” status, within the meaning of Section 432 of the Code or Section 305 of ERISA; (i) the conditions for imposition of a lien under Section 303(k) of ERISA shall have been met with respect to any Plan; or (j) the withdrawal of any of Holdings, the Borrowers, a Subsidiary or any ERISA Affiliate from a Plan subject to Section 4063 of ERISA during a plan year in which such entity was a “substantial employer” as defined in Section 4001(a)(2) of ERISA or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA.

“EU Bail-In Legislation Schedule” shall mean the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“EURIBO Rate” shall mean, with respect to any Eurocurrency Borrowing denominated in Euros for any Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (Brussels time) on the date that is two Target Days prior to the commencement of such Interest Period by reference to Thomson Reuters Page EURIBOR01 (or, in the event such rate does not appear on a Thomson Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion, in each case) for deposits in Euros (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, then the “EURIBO Rate” for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in Euro for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurocurrency Loan being made, continued or converted by the Administrative Agent and with a term equivalent to such Interest Period would be offered by the Administrative Agent in the London interbank market at their request at approximately 11:00 a.m. (Brussels time) two Target Days prior to the commencement of such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, the “EURIBO Rate” shall be the Interpolated Rate.

“Euro” shall mean the lawful currency of the Participating Member States introduced in accordance with the EMU Legislation.

“Eurocurrency Borrowing” shall mean a Borrowing comprised of Eurocurrency Loans (which, for the avoidance of doubt, shall be denominated in Dollars, Euros, Pound Sterling or any Alternate Currency, but not Australian Dollars).

“Eurocurrency Loan” shall mean any Eurocurrency Term Loan or Eurocurrency Revolving Loan.

“Eurocurrency Revolving Facility Borrowing” shall mean a Borrowing comprised of Eurocurrency Revolving Loans.

“Eurocurrency Revolving Loan” shall mean any Revolving Facility Loan bearing interest at a rate determined by reference to the Adjusted LIBO Rate in accordance with the provisions of Article II.

“Eurocurrency Term Loan” shall mean any Term Loan bearing interest at a rate determined by reference to the Adjusted LIBO Rate in accordance with the provisions of Article II.

“European Loan Party” shall mean Holdings, the Dutch Borrower, the Purchaser and each other Loan Party that is incorporated or organized under the laws of a European jurisdiction.

“Euro Pari Yield Differential” shall have the meaning assigned to such term in Section 6.02.

“Euro Term Lender” shall mean a Lender with either a Euro Term Loan Commitment or an outstanding Euro Term Loan.

“Euro Term Loans” shall mean the term loans made by the Euro Term Lenders to the applicable Borrower on the Closing Date pursuant to Section 2.01(a)(ii).

“Euro Term Loan Commitment” shall mean, with respect to each Euro Term Lender, the commitment of such Lender to make Euro Term Loans hereunder as of the Closing Date.  The amount of each Euro Term Lender’s Euro Term Loan Commitment as of the Closing Date is set forth on Schedule 2.01.  The aggregate principal amount of the Euro Term Loan Commitments as of the Closing Date is €850,000,000.

“Euro Term Yield Differential” shall have the meaning assigned to such term in Section 2.21(b)(vii).

“Event of Default” shall have the meaning assigned to such term in Section 7.01.

“Excess Cash Flow” shall mean, with respect to the Dutch Borrower and its Subsidiaries on a consolidated basis for any Applicable Period, EBITDA of the Dutch Borrower and its Subsidiaries on a consolidated basis for such Applicable Period, minus, without duplication, (A):

(a)                                 Debt Service for such Applicable Period,

(b)                                 the amount of any voluntary payment permitted hereunder of Pari Term Loans during such Applicable Period (other than any voluntary prepayment of the Term Loans, which shall be the subject of Section 2.11(c)(ii)(A)) and the amount of any voluntary payments of revolving Indebtedness that is secured by a Lien on the Collateral that ranks pari passu with the Liens that secure the Term Loans to the extent accompanied by permanent reductions of any revolving facility commitments during such Applicable Period (other than any voluntary prepayments of the Revolving Facility Commitment, which shall be the subject of Section 2.11(c)(ii)(B)), so long as the amount of such prepayment is not already reflected in Debt Service,

(c)                                  (i) Capital Expenditures by the Dutch Borrower and the Subsidiaries on a consolidated basis during such Applicable Period that are paid in cash and (ii) the aggregate consideration paid in cash during the Applicable Period in respect of Permitted Business Acquisitions, New Project expenditures and other Investments permitted hereunder (excluding Permitted Investments, intercompany Investments in Subsidiaries and Investments made pursuant to Section 6.04(j)(Y) (unless made pursuant to clause (a) of the definition of “Cumulative Credit”)) and payments in respect of restructuring activities,

(d)                                 Capital Expenditures, Permitted Business Acquisitions, New Project expenditures or other permitted Investments (excluding Permitted Investments and intercompany Investments in Subsidiaries), or payments in respect of planned restructuring activities, that the Dutch Borrower or any Subsidiary shall, during such Applicable Period, become obligated to make or otherwise anticipated to make payments with respect thereto but that are not made during such Applicable Period; provided, that (i) the Dutch Borrower shall deliver a certificate to the Administrative Agent not later than the date required for the delivery of the certificate pursuant to Section 2.11(c), signed by a Responsible Officer of the Dutch Borrower and certifying that payments in respect of such Capital Expenditures, Permitted Business Acquisitions, New Project expenditures or other permitted Investments or planned restructuring activities are expected to be made in the following Excess Cash Flow Period, and (ii) any amount so deducted shall not be deducted again in a subsequent Applicable Period,

(e)                                  Taxes paid in cash by the Dutch Borrower and its Subsidiaries on a consolidated basis during such Applicable Period or that will be paid within nine months after the close of such Applicable Period and, without duplication of the foregoing, the amount of any distributions in respect of Taxes made pursuant to Section 6.06(b)(iii) and Section 6.06(o) during such Applicable Period or that will be made within nine months after the close of such Applicable Period; provided, that with respect to any such amounts to be paid or distributed after the close of such Applicable Period, (i) any amount so deducted shall not be deducted again in a subsequent Applicable Period, and (ii) appropriate reserves shall have been established in accordance with IFRS,

(f)                                   an amount equal to any increase in Working Capital (other than any increase arising from the recognition or de-recognition of any Current Assets or Current Liabilities upon an acquisition or disposition of a business) of the Dutch Borrower and its Subsidiaries for such Applicable Period and, at the Dutch Borrower’s option, any anticipated increase, estimated by the Dutch Borrower in good faith, for the following Excess Cash Flow Period,

(g)                                  cash expenditures made in respect of Hedging Agreements during such Applicable Period, to the extent not reflected in the computation of EBITDA or Interest Expense,

(h)                                 permitted Restricted Payments paid in cash by the Dutch Borrower during such Applicable Period and permitted Restricted Payments paid by any Subsidiary to any person other than the Borrowers or any of the Subsidiaries during such Applicable Period, in each case in accordance with Section 6.06 (other than Section 6.06(e) (unless made pursuant to clause (a) of the definition of “Cumulative Credit”)),

(i)                                     amounts paid in cash during such Applicable Period on account of (A) items that were accounted for as non-cash reductions of Net Income in determining Consolidated Net Income or as non-cash reductions of Consolidated Net Income in determining EBITDA of the Dutch Borrower and its Subsidiaries in a prior Applicable Period and (B) reserves or accruals established in purchase accounting,

(j)                                    to the extent not deducted in the computation of Net Proceeds in respect of any asset disposition or condemnation giving rise thereto, the amount of any mandatory prepayment of Indebtedness (other than Indebtedness created hereunder or under any other Loan Document), together with any interest, premium or penalties required to be paid (and actually paid) in connection therewith,

(k)                                 the amount related to items that were added to or not deducted from Net Income in calculating Consolidated Net Income or were added to or not deducted from Consolidated Net Income in calculating EBITDA to the extent such items represented a cash payment (other than in respect of Transaction Expenses) which had not reduced Excess Cash Flow upon the accrual thereof in a prior Applicable Period, or an accrual for a cash payment, by a Borrower and its Subsidiaries or did not represent cash received by a Borrower and its Subsidiaries, in each case on a consolidated basis during such Applicable Period, and

(l)                                     the amount of (A) any deductions attributable to minority interests that were added to or not deducted from Net Income in calculating Consolidated Net Income and (B) EBITDA of joint ventures and minority investments added to Consolidated Net Income in calculating EBITDA, plus, without duplication, (B):

(a)                                 an amount equal to any decrease in Working Capital (other than any decrease arising from the recognition or de-recognition of any Current Assets or Current Liabilities upon an acquisition or disposition of a business) of the Dutch Borrower and its Subsidiaries for such Applicable Period,

(b)                                 all amounts referred to in clauses (A)(b), (A)(c) and (A)(d) above to the extent funded with the proceeds of the issuance or the incurrence of Indebtedness (including Capitalized Lease Obligations and purchase money Indebtedness, but excluding proceeds of extensions of credit under any revolving credit facility), the sale or issuance of any Equity Interests (including any capital contributions) and any loss, damage, destruction or condemnation of, or any sale, transfer or other disposition (including any sale and leaseback of assets and any mortgage or lease of Real Property) to any person of any asset or assets, in each case to the extent there is a corresponding deduction from Excess Cash Flow above,

(c)                                  to the extent any permitted Capital Expenditures, Permitted Business Acquisitions, New Project expenditures or permitted Investments or payments in respect of planned restructuring activities referred to in clause (A)(d) above do not occur in the following Applicable Period of the Dutch Borrower specified in the certificate of the Dutch Borrower provided pursuant to clause (A)(d) above, the amount of such Capital Expenditures, Permitted Business Acquisitions, New Project expenditures or permitted Investments or payments in respect of planned restructuring activities that were not so made in such following Applicable Period,

(d)                                 cash payments received in respect of Hedging Agreements during such Applicable Period to the extent (i) not included in the computation of EBITDA or (ii) such payments do not reduce Cash Interest Expense,

(e)                                  any extraordinary or nonrecurring gain realized in cash during such Applicable Period (except to the extent such gain consists of Net Proceeds subject to Section 2.11(b)), and

(f)                                   the amount related to items that were deducted from or not added to Net Income in connection with calculating Consolidated Net Income or were deducted from or not added to Consolidated Net Income in calculating EBITDA to the extent either (i) such items represented cash received by a Borrower or any Subsidiary or (ii) such items do not represent cash paid by a Borrower or any Subsidiary, in each case on a consolidated basis during such Applicable Period.

“Excess Cash Flow Interim Period” shall mean, (x) during any Excess Cash Flow Period, any one, two, or three-quarter period (a) commencing on the later of (i) the end of the immediately preceding Excess Cash Flow Period and (ii) if applicable, the end of any prior Excess Cash Flow Interim Period occurring during the same Excess Cash Flow Period and (b) ending on the last day of the most recently ended fiscal quarter (other than the last day of the fiscal year) during such Excess Cash Flow Period for which financial statements are available and (y) during the period from the Closing Date until the beginning of the first Excess Cash Flow Period, any period commencing on the Closing Date and ending on the last day of the most recently ended fiscal quarter for which financial statements are available.

“Excess Cash Flow Period” shall mean each fiscal year of the Dutch Borrower, commencing with the fiscal year of the Dutch Borrower ending in December 2019.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Contributions” shall mean the cash and the fair market value of assets other than cash (as determined by the Dutch Borrower in good faith) received by Holdings or the Dutch Borrower after the Closing Date from: (a) contributions to its common Equity Interests, and (b) the sale or issuance (other than to a Subsidiary of Parent or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Qualified Equity Interests of Holdings or the Dutch Borrower, in each case designated as Excluded Contributions pursuant to a certificate of a Responsible Officer of Holdings or the Dutch Borrower on or promptly after the date such capital contributions are made or the date such Equity Interest is sold or issued, as the case may be.

“Excluded Indebtedness” shall mean all Indebtedness not incurred in violation of Section 6.01.

“Excluded Property” shall have the meaning assigned to such term in Section 5.10(g).

“Excluded Securities” shall mean any of the following:

(a)                                 any Equity Interests or Indebtedness with respect to which the Administrative Agent and the Dutch Borrower reasonably agree that the cost or other consequences of pledging such Equity Interests or Indebtedness in favor of the Secured

Parties under the Security Documents (including any adverse tax consequences) are likely to be excessive in relation to the value to be afforded thereby;

(b)                                 [reserved];

(c)                                  [reserved];

(d)                                 any Equity Interests or Indebtedness to the extent the pledge thereof would be prohibited by any Requirement of Law after giving effect to the anti-assignment provisions of the Uniform Commercial Code or equivalent law of any applicable jurisdiction;

(e)                                  any Equity Interests of any person that is not a Wholly Owned Subsidiary to the extent (A) that a pledge thereof to secure the Obligations is prohibited by (i) any applicable organizational documents, joint venture agreement or shareholder agreement or (ii) any other contractual obligation with an unaffiliated third party not in violation of Section 6.09(c) binding on such Equity Interests to the extent in existence on the Closing Date or on the date of acquisition thereof and not entered into in contemplation thereof (other than in connection with the incurrence of Indebtedness of the type contemplated by Section 6.01(i)) (other than, in this subclause (A)(ii), customary non-assignment provisions which are ineffective under Article 9 of the Uniform Commercial Code, PPSA or other applicable laws), (B) any organizational documents, joint venture agreement or shareholder agreement (or other contractual obligation referred to in subclause (A)(ii) above) prohibits such a pledge without the consent of any other party; provided, that this clause (B) shall not apply if (1) such other party is a Loan Party or a Wholly Owned Subsidiary or (2) consent has been obtained to consummate such pledge (it being understood that the foregoing shall not be deemed to obligate the Borrower or any Subsidiary to obtain any such consent) and shall only apply for so long as such organizational documents, joint venture agreement or shareholder agreement or replacement or renewal thereof is in effect, or (C) a pledge thereof to secure the Obligations would give any other party (other than a Loan Party or a Wholly Owned Subsidiary) to any organizational documents, joint venture agreement or shareholder agreement governing such Equity Interests (or other contractual obligation referred to in subclause (A)(ii) above) the right to terminate its obligations thereunder (other than, in the case of other contractual obligations referred to in subclause (A)(ii), customary non-assignment provisions which are ineffective under Article 9 of the Uniform Commercial Code, PPSA or other applicable laws);

(f)                                   any Equity Interests of any Immaterial Subsidiary or any Unrestricted Subsidiary;

(g)                                  any Equity Interests of any Subsidiary of, or other Equity Interests owned by, a Foreign Subsidiary other than any such Foreign Subsidiary that is formed or organized under the laws of a Security Jurisdiction;

(h)                                 [reserved;]

(i)                                     any Equity Interests or Indebtedness that are set forth on Schedule 1.01(A) to this Agreement; and

(j)                                    any Margin Stock.

“Excluded Subsidiary” shall mean any of the following (except as otherwise provided in clause (b) of the definition of “Subsidiary Loan Party”):

(a)                                 each Immaterial Subsidiary,

(b)                                 each Subsidiary that is not a Wholly Owned Subsidiary (for so long as such Subsidiary remains a non-Wholly Owned Subsidiary),

(c)                                  each Subsidiary that is prohibited from Guaranteeing or granting Liens to secure the Obligations by any Requirement of Law or that would require consent, approval, license or authorization of a Governmental Authority to Guarantee or grant Liens to secure the Obligations (unless such Requirement of Law is satisfied or such consent, approval, license or authorization has been received),

(d)                                 each Subsidiary that is prohibited by any applicable contractual requirement from Guaranteeing or granting Liens to secure the Obligations on the Closing Date or at the time such Subsidiary becomes a Subsidiary not in violation of Section 6.09(c) (and for so long as such restriction or any replacement or renewal thereof is in effect),

(e)                                  [reserved],

(f)                                   any Foreign Subsidiary, except to the extent that such subsidiary is organized under the laws of a Security Jurisdiction,

(g)                                  [reserved],

(h)                                 any other Subsidiary with respect to which, the Administrative Agent and the Dutch Borrower reasonably agree that the cost or other consequences (including any adverse tax consequences) of providing a Guarantee of or granting Liens to secure the Obligations are likely to be excessive in relation to the value to be afforded thereby,

(i)                                     each Unrestricted Subsidiary, and

(j)                                    with respect to any Swap Obligation, any Subsidiary that is not an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder.

provided that, notwithstanding the foregoing, in no event shall any Additional Subsidiary (or any other Subsidiary owned directly or indirectly by Parent that (i) acquires all or substantially all of such Additional Subsidiary’s Intellectual Property after the Closing Date or (ii) becomes a Brand Licensee after the Closing Date solely to the extent no other Loan Party is a Brand Licensee at such time) constitute an Excluded Subsidiary.

“Excluded Swap Obligation” shall mean, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Guarantor of, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guarantee of such Guarantor or the grant of such security interest becomes effective with respect to such Swap Obligation, unless otherwise agreed between the Administrative Agent and the Dutch Borrower.  If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

“Excluded Taxes” shall mean, with respect to the Administrative Agent, any Lender or any other recipient of any payment to be made by or on account of any obligation of any Loan Party hereunder or under any other Loan Document (each such person, a “Recipient”), (i) Taxes imposed on or measured by its overall net income or branch profits (however denominated, and including (for the avoidance of doubt) any backup withholding in respect thereof under Section 3406 of the Code or any similar provision of state, local or foreign law), and franchise (and similar) Taxes imposed on it (in lieu of net income Taxes), in each case by a jurisdiction (including any political subdivision thereof) as a result of such Recipient being organized in, having its principal office in, or in the case of any Lender, having its applicable Lending Office in, such jurisdiction, or as a result of any other present or former connection with such jurisdiction (other than (A) any such connection arising solely from this Agreement or any other Loan Documents or any transactions contemplated thereunder or (B) such Recipient having a direct or indirect interest (aanmerkelijk belang) as defined in the Netherlands Income Tax Act 2001 in any of the Dutch Loan Parties), (ii) any withholding Tax that is attributable to such Recipient’s failure to comply with Section 2.17(d), (iii) any Tax imposed under FATCA, (iv) any Tax deduction arising as a result of a notice or direction under section 260-5 of Schedule 1 to the Australian Tax Act, or under section 255 of the Australian Tax Act or under other similar legislation (as applicable) requiring the Australian Loan Party (or any person on their behalf) to deduct from sums payable by it to a person under this Agreement an amount on account of any Taxes or other charges payable by the payee, (v) Australian Withholding Tax which arises in respect of any interest paid to a Lender that is an Offshore Associate of the Australian Loan Party, or (vi) any Australian Tax required to be deducted or withheld that could have been avoided had the relevant payee provided the Australian Loan Party with its name, address, Australian Business Number or Tax File Number (if any) or similar details or proof of other applicable exemption.

“Existing Class Loans” shall have the meaning assigned to such term in Section 9.08(f).

“Existing Sky Credit Agreement” shall mean the Amended and Restated Credit Agreement, dated as of February 25, 2015, as amended as of September 15, 2016, and February 2, 2017, as amended and restated as of August 25, 2017, and as further amended as of March 5, 2018, and as further amended, amended and restated, supplemented or otherwise modified prior to the Closing Date, by and among Cyan Blue Holdco 2 Limited, Cyan Blue Holdco 3 Limited, Cyan Bidco Limited, the lenders from time to time party thereto and Barclays Bank PLC, as administrative agent and collateral agent.

“Existing Stars Credit Agreement” shall mean the Amended and Restated Syndicated Facility Agreement, dated as of April 6, 2018, by and among the Loan Parties, the lenders from time to time party thereto and Deutsche Bank, as administrative agent, collateral agent and security trustee.

“Existing Roll-Over Letters of Credit” shall mean those letters of credit or bank guarantees issued and outstanding as of the Closing Date and set forth on Schedule 1.01(H), which shall each be deemed to constitute a Letter of Credit issued hereunder on the Closing Date.

“Extended Revolving Facility Commitment” shall have the meaning assigned to such term in Section 2.21(e).

“Extended Revolving Loans” shall have the meaning assigned to such term in Section 2.21(e).

“Extended Term Loan” shall have the meaning assigned to such term in Section 2.21(e).

“Extending Lender” shall have the meaning assigned to such term in Section 2.21(e).

“Extension” shall have the meaning assigned to such term in Section 2.21(e).

“Facility” shall mean the respective facility and commitments utilized in making Loans and credit extensions hereunder; it being understood that, as of the Closing Date, there are two Facilities (i.e., the Term B Facility and the Revolving Facility Commitments established on the Closing Date and the extensions of credit thereunder) and, thereafter, the term “Facility” shall include any other Class of Commitments and the extensions of credit thereunder.

“FATCA” shall mean Sections 1471 through 1474 of the Code, as of the Closing Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), or any Treasury Regulations promulgated thereunder or official administrative interpretations thereof and any agreements entered into pursuant to Section 1471(b)(1) of the Code as of the Closing Date (or any amended or successor version described above) and any intergovernmental agreements (or related rules, legislation or official administrative guidance) implementing the foregoing.

“Federal Funds Effective Rate” shall mean, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Effective Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average (rounded upward, if necessary, to a whole multiple of 1/100 of 1.00%) of the quotations for such day for such transactions received by the Administrative Agent from three depositary institutions of recognized standing selected by it and (c) if the Federal Funds Effective Rate shall be less than zero, such rate shall be deemed to be zero.

“Fee Letter” shall mean that certain Second Amended and Restated Fee Letter, dated June 15, 2018, by and among Parent and the Arrangers, as may be further amended, restated, supplemented or otherwise modified from time to time.

“Fees” shall mean the Commitment Fees, the L/C Participation Fees, the Issuing Bank Fees and the Administrative Agent Fees.

“Financial Covenant” shall mean the covenant of the Borrower set forth in Section 6.11.

“Financial Officer” of any person shall mean the Chief Financial Officer or an equivalent financial officer, principal accounting officer, Treasurer, Assistant Treasurer or Controller or a director of such person, or a duly authorized signatory of such person who is a Financial Officer of a subsidiary of such person.

“First Lien/First Lien Intercreditor Agreement” shall mean an intercreditor agreement substantially in the form of Exhibit G hereto, or such other customary form reasonably acceptable to the Administrative Agent and the Borrower, in each case, as such document may be amended, restated, supplemented or otherwise modified from time to time.

“First Lien/Second Lien Intercreditor Agreement” shall mean an intercreditor agreement substantially in the form of Exhibit H hereto, or such other customary form reasonably acceptable to the Administrative Agent and the Borrower, in each case, as such document may be amended, restated, supplemented or otherwise modified from time to time.

“Fitch” shall mean Fitch Ratings Inc. and its successors and assigns.

“Flood Insurance Laws” shall mean, collectively, (i) the National Flood Insurance Reform Act of 1994 (which comprehensively revised the National Flood Insurance Act of 1968 and the Flood Disaster Protection Act of 1973) as now or hereafter in effect or any successor statute thereto, (ii) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (iii) the Biggert-Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.

“Foreign Lender” shall mean any Lender (a) that is not disregarded as separate from its owner for U.S. federal income tax purposes and that is not a “United States person” as defined by Section 7701(a)(30) of the Code or (b) that is disregarded as separate from its owner for U.S. federal income tax purposes and whose regarded owner is not a “United States person” as defined in Section 7701(a)(30) of the Code.

“Foreign Subsidiary” shall mean any Subsidiary that is incorporated or organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“Fronting Exposure” shall mean, at any time there is a Defaulting Lender, with respect to any Issuing Bank, such Defaulting Lender’s Revolving Facility Percentage of Revolving L/C Exposure with respect to Letters of Credit issued by such Issuing Bank other than such Revolving L/C Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Gaming Authority” shall mean, in any jurisdiction in which the Dutch Borrower or any of its Subsidiaries manages or conducts any casino, gaming business or activities, the applicable gaming board, commission, or other governmental gaming regulatory body or agency which (a) has, or may at any time after the Closing Date have, jurisdiction over the gaming activities at the Dutch Borrower’s or its Subsidiaries’ properties or any successor to such authority or (b) is, or may at any time after the Closing Date be, responsible for interpreting, administering and enforcing the Gaming Laws.

“Gaming Laws” shall mean all applicable constitutions, treaties, laws, rules, agreements, regulations and orders and statutes pursuant to which any Gaming Authority possesses regulatory, licensing or permit authority over gaming, gambling or casino activities and all rules, rulings, orders, ordinances, regulations of any Gaming Authority applicable to the gambling, casino, gaming businesses or activities of the Dutch Borrower or any of its Subsidiaries in any jurisdiction, as in effect from time to time, including the policies, interpretations and administration thereof by the Gaming Authorities.

“Governmental Authority” shall mean any federal, state, commonwealth, provincial, municipality, local, county or foreign or other court or governmental agency, authority, instrumentality or regulatory, taxing or legislative body (including any supranational bodies such as the European Union or the European Central Bank).

“Guarantee” of or by any person (the “guarantor”) shall mean any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other monetary obligation payable or performable by another person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (iv) entered into for the purpose of assuring in any other manner the holders of such Indebtedness or other obligation of the payment thereof or to protect such holders against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” shall not include endorsements of instruments for deposit or collection in the ordinary course of business or customary and reasonable indemnity obligations in effect on the Closing Date or entered into in connection with any acquisition or Disposition of assets permitted by this Agreement (other than such obligations with respect to Indebtedness).  The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by such person in good faith.

“guarantor” shall have the meaning assigned to such term in the definition of the term “Guarantee.”

“Guarantors” shall mean the Loan Parties.

“Hazardous Materials” shall mean all pollutants, contaminants, wastes, chemicals, materials, substances and constituents, including, without limitation, explosive or radioactive substances or petroleum by products or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas or pesticides, fungicides, fertilizers or other agricultural chemicals, of any nature subject to regulation or which can give rise to liability under any Environmental Law.

“Hedge Bank” shall mean any person that at the time it enters into a Hedging Agreement (or on the Closing Date with respect to Hedging Agreements existing on the Closing Date), is (a) an Agent, an Arranger or a Lender or an Affiliate of any such person, in each case, in its capacity as a party to such Hedging Agreement or (b) listed in Schedule 1.01(I) as may be updated by the Dutch Borrower from time to time with the Administrative Agent’s written consent (not to be unreasonably withheld).  For the avoidance of doubt, any Hedge Bank shall continue to be a Hedge Bank with respect to the applicable Hedging Agreement even if it ceases to be an Agent, Arranger, Lender or Affiliate thereof after the Closing Date.

“Hedging Agreement” shall mean any agreement with respect to any swap, forward, future or derivative transaction, or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value, or credit spread transaction, repurchase transaction, reserve repurchase transaction, securities lending transaction, weather index transaction, spot contracts, fixed price physical delivery contracts, or any similar transaction or any combination of these transactions, in each case of the foregoing, whether or not exchange traded; provided, that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of Holdings, Parent, the Borrowers or any of the Subsidiaries shall be a Hedging Agreement.

“Holdings” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“IFRS” shall mean International Financial Reporting Standards (as issued by the International Accounting Standards Board and the International Financial Reporting Standards Interpretations Committee).

“Immaterial Subsidiary” shall mean any Subsidiary that (a) did not, as of the last day of the fiscal quarter of Dutch Borrower most recently ended for which financial statements have been (or were required to be) delivered pursuant to Section 4.02(i), 5.04(a) or 5.04(b), have assets (on an individual basis) with a value in excess of 5% of the Consolidated Total Assets or Net Gaming Revenues (on an individual basis) representing in excess of 5% of Net Gaming Revenues (for the Dutch Borrower and the Subsidiaries on a consolidated basis) as of such date for the Test Period most recently ended and (b) taken together with all Immaterial Subsidiaries as of the last day of the fiscal quarter of Dutch Borrower most recently ended for which financial statements are required to be delivered pursuant to Section 5.04(a) or (b), as applicable, did not have assets with a value in excess of 15% of Consolidated Total Assets or Net Gaming Revenues representing in excess of 15% of Net Gaming Revenues (for Dutch Borrower and the Subsidiaries on a consolidated basis) as of such date for the Test Period most recently ended; provided, that the Dutch Borrower may elect in its sole discretion to exclude as an Immaterial Subsidiary any Subsidiary that would otherwise meet the definition thereof.

“Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount or deferred financing fees, the payment of interest or dividends in the form of additional Indebtedness or in the form of Equity Interests, as applicable, the accretion of original issue discount, deferred financing fees or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies.

“Incremental Amount” shall mean, at the time of the establishment of the commitments in respect of the Indebtedness to be incurred utilizing this definition (or, at the option of the Dutch Borrower, at the time of incurrence of such Indebtedness), the sum of:

(i)                                     the excess (if any) of (a) the greater of $1,000,000,000 and 1.00 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period over (b) the sum of (x) the aggregate outstanding principal amount of all Incremental Term Loans and Incremental Revolving Facility Commitments, in each case incurred or established after the Closing Date and outstanding at such time pursuant to Section 2.21 utilizing this clause (i) (other than Incremental Term Loans and Incremental Revolving Facility Commitments in respect of Refinancing Term Loans, Extended Term Loans, Extended Revolving Facility Commitments or Replacement Revolving Facility Commitments, respectively) and (y) the aggregate principal amount of Indebtedness outstanding at such time under Section 6.01(z) utilizing this clause (i); plus

(ii)                                  any amounts so long as immediately after giving effect to the establishment of the commitments in respect thereof utilizing this clause (ii) (and assuming any Incremental Revolving Facility Commitments being established at such time utilizing this clause (ii) are fully drawn unless such commitments have been drawn or have otherwise been terminated) (or, at the option of the Dutch Borrower, immediately after giving effect to the incurrence of the Incremental Loans thereunder) and the use of proceeds of the loans thereunder, (a) in the case of Incremental Loans secured by Liens on the Collateral that rank pari passu with the Liens on the Collateral securing the Term B Loans or the Initial Revolving Loans, the Net First Lien Leverage Ratio on a Pro Forma Basis is not greater than 4.50 to 1.00, (b) in the case of Incremental Loans secured by Liens on the Collateral that rank junior to the Liens on the Collateral securing the Term B Loans and the Initial Revolving Loans, the Net Secured Leverage Ratio on a Pro Forma Basis is not greater than 5.00 to 1.00 and (c) in the case of Incremental Loans that are unsecured, the Interest Coverage Ratio on a Pro Forma Basis is not less than 2.00 to 1.00; provided that, for purposes of this clause (ii), net cash proceeds funded by financing sources upon the incurrence of Incremental Loans incurred at such time of calculation shall not be netted against the applicable amount of Consolidated Debt for purposes of such calculation of the Net First Lien Leverage Ratio or the Net Secured Leverage Ratio at such time; plus

(iii)                               the aggregate amount of all voluntary prepayments of Term B Loans outstanding on the Closing Date and Revolving Facility Loans pursuant to Section 2.11(a) (and accompanied by a reduction of Revolving Facility Commitments pursuant to Section 2.08(b) in the case of a prepayment of Revolving Facility Loans) made prior to such time except to the extent funded with the proceeds of long-term Indebtedness (other than revolving Indebtedness);

provided, that, for the avoidance of doubt, (A) amounts may be established or incurred utilizing clause (ii) above prior to utilizing clause (i) or (iii) above, and (B) any calculation of the Net First Lien Leverage Ratio, the Net Secured Leverage Ratio or the Interest Coverage Ratio on a Pro Forma Basis pursuant to clause (ii) above may be determined, at the option of the Dutch Borrower, without giving effect to any simultaneous establishment or incurrence of any amounts utilizing clause (i) or (iii) above.

“Incremental Assumption Agreement” shall mean an Incremental Assumption Agreement in form and substance reasonably satisfactory to the Administrative Agent, among the Borrowers, the Administrative Agent and, if applicable, one or more Incremental Term Lenders and/or Incremental Revolving Facility Lenders.

“Incremental Commitment” shall mean an Incremental Term Loan Commitment or an Incremental Revolving Facility Commitment.

“Incremental Loan” shall mean an Incremental Term Loan or an Incremental Revolving Loan.

“Incremental Revolving Borrowing” shall mean a Borrowing comprised of Incremental Revolving Loans.

“Incremental Revolving Facility Commitment” shall mean the commitment of any Lender, established pursuant to Section 2.21, to make Incremental Revolving Loans to a Borrower.

“Incremental Revolving Facility Lender” shall mean a Lender with an Incremental Revolving Facility Commitment or an outstanding Incremental Revolving Loan.

“Incremental Revolving Loan” shall mean (i) Revolving Facility Loans made by one or more Revolving Facility Lenders to a Borrower pursuant to an Incremental Revolving Facility Commitment to make additional Initial Revolving Loans and (ii) to the extent permitted by Section 2.21 and provided for in the relevant Incremental Assumption Agreement, Other Revolving Loans (including in the form of Extended Revolving Loans or Replacement Revolving Loans, as applicable), or (iii) any of the foregoing.

“Incremental Term Borrowing” shall mean a Borrowing comprised of Incremental Term Loans.

“Incremental Term Facility” shall mean any Class of Incremental Term Loan Commitments and the Incremental Term Loans made thereunder.

“Incremental Term Lender” shall mean a Lender with an Incremental Term Loan Commitment or an outstanding Incremental Term Loan.

“Incremental Term Loan Commitment” shall mean the commitment of any Lender, established pursuant to Section 2.21, to make Incremental Term Loans to the Borrower.

“Incremental Term Loan Installment Date” shall have, with respect to any Class of Incremental Term Loans established pursuant to an Incremental Assumption Agreement, the meaning assigned to such term in Section 2.10(a)(ii).

“Incremental Term Loans” shall mean (i) Term Loans made by one or more Lenders to a Borrower pursuant to Section 2.01(d) consisting of additional Term B Loans and (ii) to the extent permitted by Section 2.21 and provided for in the relevant Incremental Assumption Agreement, Other Term Loans (including in the form of Extended Term Loans or Refinancing Term Loans, as applicable), or (iii) any of the foregoing.

“Indebtedness” of any person shall mean, if and to the extent (other than with respect to clause (i)) the same would constitute indebtedness or a liability on a balance sheet prepared in accordance with IFRS, without duplication, (a) all obligations of such person for borrowed money, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such person under conditional sale or other title retention agreements relating to property or assets purchased by such person, (d) all obligations of such person issued or assumed as the deferred purchase price of property or services (other than such obligations accrued in the ordinary course of business or consistent with past practice), to the extent that the same would be required to be shown as a long term liability on a balance sheet prepared in accordance with IFRS, (e) all Capitalized Lease Obligations of such person, (f) all net payments that such person would have to make in the event of an early termination, on the date Indebtedness of such person is being determined, in respect of outstanding Hedging Agreements,

(g) the principal component of all obligations, contingent or otherwise, of such person as an account party in respect of letters of credit, (h) the principal component of all obligations of such person in respect of bankers’ acceptances, (i) all Guarantees by such person of Indebtedness described in clauses (a) to (h) above and (j) the amount of all obligations of such person with respect to the redemption, repayment or other repurchase of any Disqualified Stock (excluding accrued dividends that have not increased the liquidation preference of such Disqualified Stock); provided, that Indebtedness shall not include (A) trade and other ordinary-course payables, accrued expenses, and intercompany liabilities arising in the ordinary course of business or consistent with past practice or industry norm, (B) prepaid or deferred revenue, (C) purchase price holdbacks arising in the ordinary course of business or consistent with past practice in respect of a portion of the purchase prices of an asset to satisfy unperformed obligations of the seller of such asset, (D) earn-out obligations until such obligations become a liability on the balance sheet of such person in accordance with IFRS, (E) obligations in respect of Third Party Funds, (F) in the case of the Borrower and its Subsidiaries, (I) all intercompany Indebtedness having a term not exceeding 364 days (inclusive of any roll-over or extensions of terms) and made in the ordinary course of business or consistent with past practice or industry norm and (II) intercompany liabilities in connection with the cash management, tax and accounting operations of the Borrower and the Subsidiaries or (G) obligations under or in respect of the Acquisition Agreements. The Indebtedness of any person shall include the Indebtedness of any partnership in which such person is a general partner, other than to the extent that the instrument or agreement evidencing such Indebtedness limits the liability of such person in respect thereof.

“Indemnified Taxes” shall mean all Taxes imposed on or with respect to or measured by any payment by or on account of any obligation of any Loan Party hereunder or under any other Loan Document other than (a) Excluded Taxes and (b) Other Taxes.

“Indemnitee” shall have the meaning assigned to such term in Section 9.05(b).

“Ineligible Institution” shall mean the persons as may be identified in writing to the Administrative Agent by the Dutch Borrower from time to time after the Closing Date in respect of bona fide business competitors of the Borrowers (in the good faith determination of the Dutch Borrower), by delivery of a notice thereof to the Administrative Agent setting forth such person or persons (or the person or persons previously identified to the Administrative Agent that are to be no longer considered “Ineligible Institutions”); provided, that no such updates shall be deemed to retroactively disqualify any parties that have previously acquired an assignment or participation interest in respect of the Loans from continuing to hold or vote such previously acquired assignments and participations on the terms set forth herein for Lenders that are not Ineligible Institutions.

“Information” shall have the meaning assigned to such term in Section 3.14(a).

“Initial Revolving Loan” shall mean a Revolving Facility Loan made (i) pursuant to the Revolving Facility Commitments in effect on the Closing Date (as the same may be amended from time to time in accordance with this Agreement) or (ii) pursuant to any Incremental Revolving Facility Commitment on the same terms as the Revolving Facility Loans referred to in clause (i) of this definition.

“Intellectual Property” shall mean all U.S. and non-U.S. intellectual property rights, both statutory and common law rights, if applicable, including:  (a) copyrights, registrations and applications for registration thereof, (b) trademarks, service marks, trade names, brand names, corporate names, slogans, domain names, logos, trade dress, and other identifiers of source or goodwill, and registrations and applications of registrations thereof, (c) patents, as well as any reissued and reexamined patents and extensions corresponding to the patents and any patent applications, as well as any related continuation, continuation in part and divisional applications and patents issuing therefrom, (d) trade secrets and confidential information, including, rights in software, ideas, designs, concepts, compilations of information, methods, techniques, procedures, processes and other know-how, whether or not patentable and (e) any rights in databases.

“Intellectual Property Security Agreement” shall mean each short-form intellectual property security agreement executed and delivered by any applicable Loan Party and the Collateral Agent, in each case, as may be amended, restated, supplemented or otherwise modified from time to time.

“Intercreditor Agreement” shall have the meaning assigned to such term in Section 8.12.

“Interest Coverage Ratio” shall mean, on any date, the ratio of (a) EBITDA to (b) Cash Interest Expense, in each case, for the Test Period most recently ended as of such date, all determined on a consolidated basis in accordance with IFRS; provided that the Interest Coverage Ratio shall be determined for the relevant Test Period on a Pro Forma Basis.

“Interest Election Request” shall mean a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.07 and substantially in the form of Exhibit E or another form approved by the Administrative Agent.

“Interest Expense” shall mean, with respect to any person for any period, the sum of (a) gross interest expense of such person for such period on a consolidated basis, including the portion of any payments or accruals with respect to Capitalized Lease Obligations allocable to interest expense and excluding amortization of deferred financing fees and original issue discount, debt issuance costs, commissions, fees and expenses, expensing of any bridge, commitment or other financing fees and non-cash interest expense attributable to movement in mark to market of obligations in respect of Hedging Agreements or other derivatives (in each case permitted hereunder) under IFRS and (b) capitalized interest of such person, minus interest income for such period.  For purposes of the foregoing, gross interest expense shall be determined after giving effect to any net payments made or received and costs incurred by any Borrower and the Subsidiaries with respect to Hedging Agreements, and interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Dutch Borrower to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with IFRS.

“Interest Payment Date” shall mean:

(a)                                 with respect to any Eurocurrency Loan or any BBR Loan, (i) the last day of the Interest Period applicable to the Borrowing of which such Loan is a part, (ii) in the case of a Eurocurrency Borrowing or a BBR Borrowing with an Interest Period of more than three months’ duration, each day that would have been an Interest Payment Date had successive Interest Periods of three months’ duration been applicable to such Borrowing and (iii) in addition, the date of any refinancing or conversion of such Borrowing with or to a Borrowing of a different Type, and

(b)                                 with respect to any ABR Loan, the last Business Day of each calendar quarter.

“Interest Period” shall mean, as to any Eurocurrency Borrowing or BBR Borrowing, the period commencing on the date of such Borrowing or on the last day of the immediately preceding Interest Period applicable to such Borrowing, as applicable, and ending on the numerically corresponding day (or, if there is no numerically corresponding day, on the last day) in the calendar month that is 1 (solely in the case of a Eurocurrency Borrowing), 2 (solely in the case of a Eurocurrency Borrowing), 3 or 6 months thereafter (or 12 months, if at the time of the relevant Borrowing, all relevant Lenders make interest periods of such length available or, if agreed to by the Administrative Agent, any shorter period), as the applicable Borrower may elect; provided, however, that if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day.  Interest shall accrue from and including the first day of an Interest Period to but excluding the last day of such Interest Period.

“Intermediate Holdings” shall have the meaning assigned to such term in Section 1.09.

“Interpolated Rate” shall mean, (x) in relation to the LIBO Rate, EURIBO Rate or Sterling LIBO Rate for any Loan, the rate which results from interpolating on a linear basis between (a) the rate appearing on the applicable Reuters screen for the longest period (for which that rate is available) which is less than the Interest Period for such Loan and (b) the applicable Reuters screen for the shortest period (for which that rate is available) which exceeds the Interest Period for such Loan each as of approximately 11:00 A.M., Local Time, two Business Days prior to the commencement of such Interest Period and (y) in relation to BBR, the rate which results from interpolating on a linear basis between (a) the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that BBR Loan and (b) the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that BBR Loan each as of 10:30 a.m. (Local Time) for Australian Dollars on the first day of the Interest Period for that BBR Borrowing.

“Investment” shall have the meaning assigned to such term in Section 6.04.

“Investment and Funding Transactions” shall have the meaning assigned to such term in Schedule 6.01.

“IOM Loan Party” shall mean the Isle of Man Borrower and each Subsidiary Loan Party that is incorporated or organized under the laws of the Isle of Man.

“IOM Security Documents” shall mean each agreement or instrument governed by the laws of the Isle of Man pursuant to or in connection with which any Loan Party grants a security interest in any Collateral for any of the Obligations, each as amended, restated, supplemented or otherwise modified from time to time.

“IRS” shall mean the U.S. Internal Revenue Service.

“Isle of Man Borrower” shall have the meaning assigned to such term in the introductory paragraph of this Agreement, together with its successors and assigns.

“Issuer Common Shares” shall have the meaning assigned to such term in the Sky Acquisition Agreement.

“Issuing Bank” shall mean (i) each of Deutsche Bank, Goldman Sachs Lending Partners LLC, Macquarie Lender, Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Bank of Montreal and JPMorgan Chase Bank, N.A., (ii) for purposes of the Existing Roll-Over Letters of Credit, the Issuing Bank set forth on Schedule 1.01(H) and (iii) each other Issuing Bank designated pursuant to Section 2.05(l), in each case in its capacity as an issuer of Letters of Credit hereunder, and its successors in such capacity; provided that Deutsche Bank, Barclays Bank PLC and Morgan Stanley Senior Funding, Inc. shall only be required to issue standby Letters of Credit; provided, further, that (x) Macquarie Lender shall only be required to issue Letters of Credit denominated in Dollars, Euros, Pound Sterling, Australian Dollars and Canadian Dollars (and may issue Letters of Credit in other currencies in its sole discretion and approved in accordance with Section 1.05) and (y) Macquarie Lender shall only be required to issue standby Letters of Credit for the account of a Borrower or any Subsidiary Loan Party (as of the Closing Date as set forth on Schedule 1.01(C)) to the extent Macquarie Lender shall have received and been reasonably satisfied with all documentation and information that is required under “know your customer” rules and regulations as it relates to such Loan Party.  An Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by any domestic or foreign branch, designee or Affiliate of such Issuing Bank, in which case the term “Issuing Bank” shall include any such branch, designee or Affiliate with respect to Letters of Credit issued by such branch, designee or Affiliate.

“Issuing Bank Fees” shall have the meaning assigned to such term in Section 2.12(b).

“Joinder Date” shall have the meaning assigned to such term in Section 9.25(b).

“Joint Bookrunners” shall mean, collectively, Deutsche Bank Securities Inc., Goldman Sachs Lending Partners LLC, Macquarie Capital (USA) Inc., Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, BMO Capital Markets Corp. and JPMorgan Chase Bank, N.A.

“Judgment Currency” shall have the meaning assigned to such term in Section 9.19.

“Junior Financing” shall mean any Indebtedness (other than intercompany Indebtedness) that is subordinated in right of payment to the Loan Obligations.

“Junior Liens” shall mean Liens on the Collateral that are junior to the Liens thereon securing the Term B Loans (and other Loan Obligations that are secured by Liens on the Collateral that rank pari passu with the Liens thereon securing the Term B Loans) pursuant to a Permitted Junior Intercreditor Agreement (it being understood that Junior Liens are not required to be pari passu with other Junior Liens, and that Indebtedness secured by Junior Liens may have Liens that are senior in priority to, or pari passu with, or junior in priority to, other Liens constituting Junior Liens).

“L/C Disbursement” shall mean a payment or disbursement made by an Issuing Bank pursuant to a Letter of Credit.

“L/C Participation Fee” shall have the meaning assigned to such term in Section 2.12(b).

“Latest Maturity Date” shall mean, at any date of determination, the latest of the latest Revolving Facility Maturity Date and the latest Term Facility Maturity Date, in each case then in effect on such date of determination.

“Lender” shall mean each financial institution listed on Schedule 2.01 (in each case, other than any such person that has ceased to be a party hereto pursuant to an Assignment and Acceptance in accordance with Section 9.04), as well as any person that becomes a “Lender” hereunder pursuant to Section 9.04 or Section 2.21.

“Lending Office” shall mean, as to any Lender, the applicable branch, office or Affiliate of such Lender designated by such Lender to make Loans.

“Lender Presentation” shall mean the Lender Presentation, dated June 17, 2018, as modified or supplemented prior to the Closing Date.

“Letter of Credit” shall mean any letter of credit or bank guarantee issued pursuant to Section 2.05, including any Alternate Currency Letter of Credit.  Each Existing Roll-Over Letter of Credit shall be deemed to constitute a Letter of Credit issued hereunder on the Closing Date for all purposes of the Loan Documents.

“Letter of Credit Sublimit” shall mean $150,000,000 (or the Dollar Equivalent in Euro, Pound Sterling, Australian Dollar or any Alternate Currency) or such larger amount not to exceed the Revolving Facility Commitment as the Administrative Agent and the applicable Issuing Bank may agree.

“LIBO Rate” shall mean, for any Interest Period as to any Eurocurrency Borrowing, (i) the rate per annum determined by the Administrative Agent to be the offered rate which appears on the page of the Reuters Screen which displays the London interbank offered rate administered by ICE Benchmark Administration Limited (such page currently being the LIBOR01 page) for deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period in Dollars, determined as of approximately 11:00 a.m. (London, England time), two Business Days prior to the commencement of such Interest Period, or (ii) in the event the rate referenced in the preceding clause (i) does not appear on such page or service or if such page or service shall cease to be available, the rate determined by the Administrative Agent to be the offered rate on such other page or other service which displays the LIBO Rate for deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period in Dollars, determined as of approximately 11:00 a.m. (London, England time) two Business Days prior to the commencement of such Interest Period; provided that if LIBO Rates are quoted under either of the preceding clauses (i) or (ii), but there is no such quotation for the Interest Period elected, the LIBO Rate shall be equal to the Interpolated Rate.

“Lien” shall mean, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, charge, security interest or similar monetary encumbrance in or on such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset; provided, that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.

“Loan Documents” shall mean (i) this Agreement, (ii) the Subsidiary Guarantee Agreement, (iii) the Security Documents, (iv) each Incremental Assumption Agreement, (v) any

Intercreditor Agreement, (vi) any Note issued under Section 2.09(e), (vii) the Letters of Credit and (viii) solely for purposes of Sections 4.02 and 7.01 hereof, the Fee Letter.

“Loan Obligations” shall mean (a) the due and punctual payment by the Borrower of (i) the unpaid principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans made to the Borrowers under this Agreement, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (ii) each payment required to be made by the Borrowers under this Agreement in respect of any Letter of Credit, when and as due, including payments in respect of reimbursement of disbursements, interest thereon (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) and obligations to provide Cash Collateral and (iii) all other monetary obligations of the Borrowers owed under or pursuant to this Agreement and each other Loan Document, including obligations to pay fees, expense reimbursement obligations and indemnification obligations, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), and (b) the due and punctual payment of all obligations of each other Loan Party under or pursuant to each of the Loan Documents.

“Loan Parties” shall mean Holdings, U.S. Holdings, the Borrowers and the Subsidiary Loan Parties.

“Loans” shall mean the Term Loans and the Revolving Facility Loans.

“Local Time” shall mean New York City time (daylight or standard, as applicable); provided that: (a) with respect to any Alternate Currency Loan, “Local Time” shall mean the local time of the applicable Lending Office; (b) with respect to any Eurocurrency Loan denominated in Pound Sterling or Euros, “Local Time” shall mean the local time in London, England; and (c) with respect to any Revolving Facility Loan denominated in Australian Dollars, “Local Time” shall mean the local time in Sydney, Australia.

“Macquarie Lender” shall mean Macquarie Capital Funding LLC.

“Major Default” shall mean, in each case, an Event of Default with respect to the Original Obligors (and not, for the avoidance of doubt, in relation to the Target Group) under Section 7.01(a) (solely to the extent that it relates to a Major Representation), (b), (c), (d) (solely to the extent that it relates to a Major Undertaking), (g), (h), (i), (j), (l)(ii) or (l)(iii).

“Majority Lenders” of any Facility shall mean, at any time, Lenders under such Facility having Loans and unused Commitments representing more than 50% of the sum of all Loans outstanding under such Facility and unused Commitments under such Facility at such time (subject to the last paragraph of Section 9.08(b)).

“Major Representation” shall mean each of the representations set forth in Sections 3.01. 3.02, 3.03, 3.04, 3.10, 3.11, 3.17, 3.19 and 3.25, in each case, solely as they relate to Original Obligors (and not, for the avoidance of doubt, in relation to the Target Group).

“Major Undertaking” shall mean each of the covenants set forth in Sections 5.01, 6.01, 6.02, 6.04, 6.05, 6.06, 6.09(b)(i) and 6.12, in each case to the extent applicable to the

Original Obligors (and not, for the avoidance of doubt, relating to any member of the Target Group).

“Margin Stock” shall have the meaning assigned to such term in Regulation U.

“Market Capitalization” shall mean an amount equal to (i) the total number of issued and outstanding shares of common (or common equivalent) Equity Interests of the applicable Parent Entity on the date of the declaration or making of the relevant Restricted Payment multiplied by (ii) the arithmetic mean of the closing prices per share of the common (or common equivalent) Equity Interests for the 30 consecutive trading days immediately preceding the date of declaration or making of such Restricted Payment.

“Material Adverse Effect” shall mean a material adverse effect on the business, property, operations or financial condition of the Borrowers and its Subsidiaries, taken as a whole, or the validity or enforceability of any of the Loan Documents or the rights and remedies of the Administrative Agent and the Lenders thereunder.

“Material Indebtedness” shall mean Indebtedness for borrowed money (other than intercompany Indebtedness, Loans and Letters of Credit) of any one or more of the Borrowers or any Subsidiary in an aggregate principal amount exceeding $100,000,000.

“Material Real Property” shall mean each parcel of Real Property that is owned in fee by the Dutch Borrower or any Subsidiary Loan Party that has an individual fair market value (as determined by the Dutch Borrower in good faith) of at least $15,000,000 (provided that such $15,000,000 threshold shall not be applicable in the case of Real Property that is integrally related to the ownership or operation of a Mortgaged Property or otherwise necessary for such Mortgaged Property to be in compliance with all requirements of law applicable to such Mortgaged Property); provided that, with respect to any Real Property that is partially owned in fee and partially leased by Dutch Borrower or any Subsidiary Loan Party, Material Real Property will include only that portion of such Real Property that is owned in fee and only if (i) such portion that is owned in fee has an individual fair market value (as determined by the Dutch Borrower in good faith) of at least $15,000,000 (provided that such $15,000,000 threshold shall not be applicable in the case of Real Property that is integrally related to the ownership or operation of a Mortgaged Property or otherwise necessary for such Mortgaged Property to be in compliance with all requirements of law applicable to such Mortgaged Property) and (ii) a mortgage in favor of the Collateral Agent (for the benefit of the Secured Parties) is permitted on such portion of Real Property owned in fee by applicable law and by the terms of any lease, or other applicable document governing any leased portion of such Real Property.

“Material Subsidiary” shall mean any Subsidiary other than an Immaterial Subsidiary.

“Maximum Rate” shall have the meaning assigned to such term in Section 9.09.

“Minimum L/C Collateral Amount” shall mean, at any time, in connection with any Letter of Credit, (i) with respect to Cash Collateral consisting of cash or deposit account balances, an amount equal to 103% of the Revolving L/C Exposure with respect to such Letter of Credit at such time and (ii) otherwise, an amount sufficient to provide credit support with respect to such Revolving L/C Exposure as determined by the applicable Issuing Bank in its sole discretion.

“MFN Exception” shall have the meaning assigned to such term in Section 2.21(b)(vii).

“Moody’s” shall mean Moody’s Investors Service, Inc. and its successors and assigns.

“Mortgaged Properties” shall mean, collectively, (i) the Closing Date Mortgaged Properties and (ii) any Material Real Property encumbered by a Mortgage after the Closing Date pursuant to Section 5.10.

“Mortgages” shall mean, collectively, the mortgages, trust deeds, deeds of trust, deeds to secure debt, assignments of leases and rents, and other security documents (including amendments to any of the foregoing) delivered with respect to the Mortgaged Properties, in a form reasonably acceptable to the Dutch Borrower and the Administrative Agent, as amended, restated, supplemented or otherwise modified from time to time.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which the Borrowers, Holdings or any Subsidiary or any ERISA Affiliate (other than one considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Code Section 414) is making or accruing an obligation to make contributions, or has within any of the preceding six plan years made or accrued an obligation to make contributions.

“Net First Lien Leverage Ratio” shall mean, on any date, the ratio of (A) (i) the sum of, without duplication, (x) the aggregate principal amount of any Consolidated Debt consisting of Loan Obligations outstanding as of the last day of the Test Period most recently ended as of such date that are then secured by first-priority Liens on the Collateral and (y) the aggregate principal amount of any other Consolidated Debt of the Dutch Borrower and its Subsidiaries outstanding as of the last day of such Test Period that is then secured by Liens on the Collateral that are Other First Liens less (ii) without duplication, the Unrestricted Cash and unrestricted Permitted Investments (excluding clause (m) of the definition thereof) of the Dutch Borrower and its Subsidiaries as of the last day of such Test Period, to (B) EBITDA for such Test Period, all determined on a consolidated basis in accordance with IFRS; provided, that the Net First Lien Leverage Ratio shall be determined for the relevant Test Period on a Pro Forma Basis.

“Net Gaming Revenues” shall mean “net gaming revenues” of the Dutch Borrower and the Subsidiaries as reflected on their consolidated income statement and in accordance with past practices.

“Net Income” shall mean, with respect to any person, the net income (loss) of such person, determined in accordance with IFRS and before any reduction in respect of preferred stock dividends.

“Net Proceeds” shall mean:

(a)                                 100% of the cash proceeds actually received by the Borrowers or any Subsidiary (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment receivable or otherwise and including casualty insurance settlements and condemnation awards, but only as and when received) from any Asset Sale under Section 6.05(g) (or Sale and Lease-Back Transactions under Section 6.03(b)(x)), net of (i) attorneys’ fees, accountants’ fees, investment banking fees, survey costs, title insurance premiums, and related search and recording charges, transfer taxes, deed or mortgage recording taxes, required debt payments and required payments of other obligations relating to the applicable asset to the extent such debt or obligations are secured by a Lien permitted hereunder (other than pursuant to the Loan Documents) on such asset, other customary expenses and brokerage, consultant and other customary fees actually incurred in connection therewith, (ii) Taxes paid or payable (in the good faith determination of the Dutch Borrower) as a result thereof (including, without duplication of the foregoing, the amount of any distributions in respect thereof pursuant to Section 6.06(b)(iii) or Section 6.06(o)), (iii) the amount of any reasonable reserve established in accordance with IFRS against any adjustment to the sale price or any liabilities (other than any taxes deducted pursuant to clause (i) or (ii) above) (x) related to any of the applicable assets and (y) retained by the Borrowers or any of the Subsidiaries including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction (however, the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be cash proceeds of such Asset Sale occurring on the date of such reduction) and (iv) payments made on a ratable basis (or less than ratable basis) to holders of non-controlling interests in non-Wholly Owned Subsidiaries as a result of such Asset Sale; provided, that, if Holdings or the Dutch Borrower shall deliver a certificate of a Responsible Officer of Holdings or the Dutch Borrower to the Administrative Agent promptly following receipt of any such proceeds setting forth Holdings’ or the Dutch Borrower’s intention to use any portion of such proceeds, within 12 months of such receipt, to acquire, maintain, develop, construct, improve, upgrade or repair assets used or useful in the business of the Dutch Borrower and the Subsidiaries or to make Permitted Business Acquisitions and other Investments permitted hereunder (excluding Permitted Investments or intercompany Investments in Subsidiaries) or to reimburse the cost of any of the foregoing incurred on or after the date on which the Asset Sale giving rise to such proceeds was contractually committed, such portion of such proceeds shall not constitute Net Proceeds except to the extent not, within 12 months of such receipt, so used or contractually committed to be so used (it being understood that if any portion of such proceeds are not so used within such 12 month period but within such 12 month period are contractually committed to be used, then such remaining portion if not so used within six months following the end of such 12 month period shall constitute Net Proceeds as of such date without giving effect to this proviso); provided, further, that (x) no net cash proceeds calculated in accordance with the foregoing realized in a single transaction or series of related transactions shall constitute Net Proceeds unless such net cash proceeds shall exceed $75,000,000 (and thereafter only net cash proceeds in excess of such amount shall constitute Net Proceeds), (y) no net cash proceeds calculated in accordance with the foregoing shall constitute Net Proceeds in any fiscal year until the aggregate amount of all such net cash proceeds otherwise constituting Net Proceeds pursuant to the foregoing clause (x) in such fiscal year shall exceed $150,000,000 (and thereafter only net cash proceeds in excess of such amount shall constitute Net Proceeds) and (z)  if at the time of receipt of such net cash proceeds or at any time during the 12 month (or 18 month, as applicable) reinvestment period contemplated by the immediately preceding proviso, if Holdings or the Dutch Borrower shall deliver a certificate of a Responsible Officer of Holdings or the Dutch Borrower to the Administrative Agent certifying that on a Pro Forma Basis immediately after giving effect to the Asset Sale and the application of the proceeds thereof or at the relevant time during such 12 month (or 18 month, as applicable) period, (I) the Net First Lien Leverage Ratio is less than or equal to 4.00 to 1.00 but greater than 3.50 to 1.00, 50% of such net cash proceeds that would otherwise constitute Net Proceeds under this proviso shall not constitute Net Proceeds or (II) the Net First Lien Leverage Ratio is less than or equal to 3.50 to 1.00, none of such net cash proceeds shall constitute Net Proceeds; and

(b)                                 100% of the cash proceeds from the incurrence, issuance or sale by the Borrowers or any Subsidiary of any Indebtedness (other than Excluded Indebtedness except for Refinancing Notes and Refinancing Term Loans), net of all taxes and fees (including investment banking fees), commissions, costs and other expenses, in each case incurred in connection with such incurrence, issuance or sale.

“Net Secured Leverage Ratio” shall mean, on any date, the ratio of (A) (i) without duplication, the aggregate principal amount of any Consolidated Debt of the Dutch Borrower and its Subsidiaries outstanding as of the last day of such Test Period that is then secured by Liens on the Collateral less (ii) without duplication, the Unrestricted Cash and unrestricted Permitted Investments (excluding clause (m) of the definition thereof) of the Dutch Borrower and its Subsidiaries as of the last day of such Test Period, to (B) EBITDA for such Test Period, all determined on a consolidated basis in accordance with IFRS; provided, that the Net Secured Leverage Ratio shall be determined for the relevant Test Period on a Pro Forma Basis.

“Net Total Leverage Ratio” shall mean, on any date, the ratio of (A) (i) without duplication, the aggregate principal amount of any Consolidated Debt of the Dutch Borrower and its Subsidiaries outstanding as of the last day of the Test Period most recently ended as of such date less (ii) without duplication, the Unrestricted Cash and unrestricted Permitted Investments (excluding clause (m) of the definition thereof) of the Dutch Borrower and its Subsidiaries as of the last day of such Test Period, to (B) EBITDA for such Test Period, all determined on a consolidated basis in accordance with IFRS; provided, that the Net Total Leverage Ratio shall be determined for the relevant Test Period on a Pro Forma Basis.

“New Class Loans” shall have the meaning assigned to such term in Section 9.08(f).

“New Parent” shall have the meaning assigned to such term in the definition of the term “Change of Control”.

“New Project” shall mean (x) each plant, facility, branch, office, business unit, gaming business, gaming activity, gaming jurisdiction or casino which is either a new plant, facility, branch, office, business unit, gaming business, gaming activity, gaming jurisdiction or casino or an expansion, relocation, remodeling, refurbishment or substantial modernization of an existing plant, facility, branch, office, gaming business, gaming activity, gaming jurisdiction or casino owned or operated by the Dutch Borrower or the Subsidiaries which in fact commences operations and (y) each creation (in one or a series of related transactions) of a business unit, product line or service offering to the extent such business unit commences operations or such product line or service is offered or each expansion (in one or a series of related transactions) of business into a new market or through a new distribution method or channel.

“Non-Consenting Lender” shall have the meaning assigned to such term in Section 2.19(c).

“Non-Defaulting Lender” shall mean, at any time, each Lender that is not a Defaulting Lender at such time.

“Non-Public Lender” means  (i) until the publication of an interpretation of “public” as referred to in the CRR by the relevant competent authority/ies: an entity which (x) assumes existing rights and/or obligations vis-à-vis a Dutch Borrower, the value of which is at least €100,000 (or its equivalent in another currency), (y) provides repayable funds for an initial amount of at least €100,000 (or its equivalent in another currency) or (z) otherwise qualifies as not being forming part of the public; and (ii) as soon as the interpretation of the term “public” as referred to in the CRR has been published by the relevant authority/ies: an entity which is not considered to be form part of the public on the basis of such interpretation.

“Note” shall have the meaning assigned to such term in Section 2.09(e).

“Obligations” shall mean, collectively, (a) the Loan Obligations, (b) obligations in respect of any Secured Cash Management Agreement and (c) obligations in respect of any Secured Hedge Agreement.

“Offshore Associate” shall mean an Associate (which does not become a Lender and which does not receive payment in the capacity of a dealer, manager or underwriter in relation to an invitation under section 128F of the Australian Tax Act, or a clearing house, custodian, funds manager or responsible entity of a registered scheme) (i) which is a non-resident of Australia and does not become a Lender or receive a payment in carrying on a business in Australia at or through a permanent establishment of the Associate in Australia or (ii) which is a resident of Australia and which becomes a Lender or receives a payment in carrying on a business in a country outside Australia at or through a permanent establishment of the Associate in that country.

“Original Obligors” shall mean, collectively, Holdings, U.S. Holdings, the Borrowers and each Subsidiary Loan Party identified as an “Original Obligor” on Schedule 1.01(C) as of the Closing Date.

“Other First Lien Debt” shall mean obligations secured by Other First Liens.

“Other First Liens” shall mean Liens on the Collateral that are pari passu with the Liens thereon securing the Term B Loans (and other Loan Obligations that are secured by Liens on the Collateral that are pari passu with the Liens thereon securing the Term B Loans) pursuant to a Permitted Pari Passu Intercreditor Agreement.

“Other Revolving Facility Commitments” shall mean Incremental Revolving Facility Commitments to make Other Revolving Loans.

“Other Revolving Loans” shall have the meaning assigned to such term in Section 2.21 (including in the form of Extended Revolving Loans or Replacement Revolving Loans).

“Other Taxes” shall mean any present or future stamp or documentary Taxes or any other excise, transfer, sales, property, intangible, mortgage recording or similar Taxes arising from any payment made hereunder or under any other Loan Document or from the execution, registration, delivery or enforcement of, consummation or administration of, from the receipt or perfection of security interest under, or otherwise with respect to, the Loan Documents (but excluding any Excluded Taxes).

“Other Term Loans” shall have the meaning assigned to such term in Section 2.21 (including in the form of Extended Term Loans or Refinancing Term Loans, as applicable).

“Parallel Debt” shall have the meaning assigned to such term in Section 8.02.

“Parent” shall means The Stars Group Inc., a corporation governed under the laws of Ontario.

“Parent Entity” shall mean any direct or indirect parent of any Borrower other than Holdings or U.S. Holdings.

“Pari Term Loans” shall have the meaning assigned to such term in Section 6.02.

“Participant” shall have the meaning assigned to such term in Section 9.04(d)(i).

“Participant Register” shall have the meaning assigned to such term in Section 9.04(d)(ii).

“Participating Member State” shall mean each state so described in any EMU Legislation.

“PBGC” shall mean the Pension Benefit Guaranty Corporation referred to and defined in ERISA.

“Perfection Certificate” shall mean the Perfection Certificate, dated as of the Closing Date, with respect to Holdings, the Borrowers and each Domestic Subsidiary in a form reasonably satisfactory to the Administrative Agent, as the same may be supplemented from time to time to the extent required by Section 5.04(f).

“Permitted Business Acquisition” shall mean any acquisition of all or substantially all the assets of, or all or substantially all the Equity Interests (other than directors’ qualifying shares) not previously held by a Borrower and its Subsidiaries in, or merger, consolidation or amalgamation with, a person or division or line of business of a person (or any subsequent investment made in a person or division or line of business previously acquired in a Permitted Business Acquisition), if immediately after giving effect thereto: (i) no Event of Default under clause (b), (c), (h) or (i) of Section 7.01 shall have occurred and be continuing or would result therefrom, provided, however, that with respect to a proposed acquisition pursuant to an executed acquisition agreement, at the option of the Borrower, the determination of whether such an Event of Default shall exist shall be made solely at the time of the execution of the acquisition agreement related to such Permitted Business Acquisition; (ii) with respect to any such acquisition or investment with cash consideration in excess of $250,000,000, the Borrowers shall be in Pro Forma Compliance immediately after giving effect to such acquisition or investment and any related transaction; (iii) any acquired or newly formed Subsidiary shall not be liable for any Indebtedness except for Indebtedness permitted by Section 6.01; and (iv) to the extent required by Section 5.10, any person acquired in such acquisition, if acquired by a Borrower or a Subsidiary Loan Party, shall be merged into such Borrower or a Subsidiary Loan Party or become upon consummation of such acquisition a Subsidiary Loan Party.

“Permitted Cure Securities” shall mean any Qualified Equity Interests of the Dutch Borrower, Holdings or any Parent Entity issued pursuant to the Cure Right.

“Permitted Investments” shall mean:

(a)                                 direct obligations of the United States of America or any member of the European Union or Australia or any State or Territory of Australia or any agency thereof or obligations guaranteed by the United States of America or any member of the European Union or Australia or any State or Territory of Australia or any agency thereof, in each case with maturities not exceeding three years from the date of acquisition thereof;

(b)                                 time deposit accounts, certificates of deposit, money market deposits, banker’s acceptances and other bank deposits maturing within three years of such date and issued or guaranteed by or placed with, and any money market deposit accounts issued or offered by, any lender under the Facilities or by any commercial bank organized under the laws of the United States of America, any state thereof or the District of Columbia, Australia, or any foreign country recognized by the United States of America that has a combined capital and surplus and undivided profits of not less than $250,000,000;

(c)                                  repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clause (a) above entered into with a bank meeting the qualifications described in clause (b) above;

(d)                                 commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Borrowers) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of P 2 (or higher) according to Moody’s, F 2 (or higher) according to Fitch, or A 2 (or higher) according to S&P (or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act));

(e)                                  securities with maturities of three years or less from the date of acquisition, issued or fully guaranteed by any State, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least A by S&P, A by Moody’s or A by Fitch (or such similar equivalent rating or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act));

(f)                                   shares of mutual funds whose investment guidelines restrict 95% of such funds’ investments to those satisfying the provisions of clauses (a) through (e) above;

(g)                                  money market funds that (i) comply with the criteria set forth in Rule 2a 7 under the Investment Company Act of 1940, (ii) are rated by any of (1) AAA by S&P, (2) Aaa by Moody’s or (3) AAA by Fitch and (iii) have portfolio assets of at least $5,000,000,000;

(h)                                 time deposit accounts, certificates of deposit, money market deposits, banker’s acceptances and other bank deposits in an aggregate face amount not in excess of 0.5% of the total assets of the Dutch Borrower and the Subsidiaries, on a consolidated basis, as of the end of the Borrower’s most recently completed fiscal year;

(i)                                     credit card receivables to the extent included in cash or cash equivalents on the consolidated balance sheet of such person;

(j)                                    instruments equivalent to those referred to in clauses (a) through (i) above denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States of America to the extent reasonably required in connection with any business conducted by any Borrower or any Subsidiary organized in such jurisdiction;

(k)                                 fully collateralized repurchase agreements with counterparties whose long term debt is rated not less than A- by S&P and A3 by Moody’s and with a term of not more than six months from such date;

(l)                                     Investments in money in an investment company registered under the Investment Company Act of 1940, as amended, or in pooled accounts or funds offered through mutual funds, investment advisors, banks and brokerage houses which invest its assets in obligations of the type described in clauses (a) through (l) above, in each case, as of such date, including, but not be limited to, money market funds or short-term and intermediate bonds funds;

(m)                             Third Party Funds and/or other Investments of player deposits and other customer funds held in the ordinary course of business in government obligations (including securities issued or fully guaranteed by any State, commonwealth or territory of the United States or other country, or by any political subdivision or taxing authority thereof), time deposit accounts, certificates of deposit, money market deposits, commercial paper, mutual funds, exchange traded funds, debt securities rated at least investment grade by at least one nationally recognized statistical rating organization and similar obligations, in each case in accordance with the internal investment guidelines established by the Dutch Borrower and its Subsidiaries; and

(n)                                 any other securities or pools of securities that are classified under IFRS as cash equivalents or short-term investments on a balance sheet as of such date.

“Permitted Junior Intercreditor Agreement” shall mean, with respect to any Liens on Collateral that are intended to be junior to the Liens on the Collateral securing the Term B Loans  (and other Loan Obligations that are secured by Liens on the Collateral that are pari passu with the Liens thereon securing the Term B Loans) (including, for the avoidance of doubt, junior Liens pursuant to Section 2.21(b)(ii) or (v)), either (as the Dutch Borrower shall elect) (x) the First Lien/Second Lien Intercreditor Agreement if such Liens secure “Second Lien Obligations” (as defined therein), (y) another intercreditor agreement not materially less favorable to the Lenders vis-à-vis such junior Liens than the First Lien/Second Lien Intercreditor Agreement (as determined by the Dutch Borrower in good faith) or (z) another intercreditor agreement the terms of which are consistent with market terms governing security arrangements for the sharing of liens on a junior basis at the time such intercreditor agreement is proposed to be established in light of the type of Indebtedness to be secured by such liens, as determined by the Administrative Agent and the Borrower in the exercise of reasonable judgment.

“Permitted Liens” shall have the meaning assigned to such term in Section 6.02.

“Permitted Loan Purchase” shall have the meaning assigned to such term in Section 9.04(i).

“Permitted Loan Purchase Assignment and Acceptance” shall mean an assignment and acceptance entered into by a Lender as an Assignor and the Dutch Borrower or any of the Subsidiaries as an Assignee, as accepted by the Administrative Agent (if required by Section 9.04) in the form of Exhibit F or such other form as shall be approved by the Administrative Agent and the Dutch Borrower (such approval not to be unreasonably withheld or delayed).

“Permitted Pari Passu Intercreditor Agreement” shall mean, with respect to any Liens on Collateral that are intended to be pari passu with the Liens on the Collateral securing the Term B Loans (and other Loan Obligations that are secured by Liens on the Collateral that are pari passu with the Liens thereon securing the Term B Loans), either (as the Dutch Borrower shall elect) (x) the First Lien/First Lien Intercreditor Agreement, (y) another intercreditor agreement not materially less favorable to the Lenders vis-à-vis such pari passu Liens than the First Lien/First Lien Intercreditor Agreement (as determined by the Dutch Borrower in good faith) or (z) another intercreditor agreement the terms of which are consistent with market terms governing security arrangements for the sharing of liens on a pari passu basis at the time such intercreditor agreement is proposed to be established in light of the type of Indebtedness to be secured by such liens, as determined by the Administrative Agent and the Dutch Borrower in the exercise of reasonable judgment.

“Permitted Refinancing Indebtedness” shall mean any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Indebtedness (or unutilized commitments in respect of Indebtedness (only to the extent the committed amount (i) could have been incurred on the date of the initial incurrence and was deemed incurred at such time for purposes of this definition or (ii) could have been incurred other than as Permitted Refinancing Indebtedness on the date of such Refinancing)) being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Indebtedness); provided, that (a) the principal amount (or accreted value, if applicable) or, if greater, committed amount (only to the extent the committed amount (i) could have been incurred on the date of the initial incurrence and was deemed incurred at such time for purposes of this definition or (ii) could have been incurred other than as Permitted Refinancing Indebtedness on the date of such Refinancing) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) or, if greater, committed amount of the Indebtedness so Refinanced (plus unpaid accrued interest and premium (including tender premiums) thereon and underwriting discounts, defeasance costs, fees, commissions, expenses (including mortgage and similar taxes), plus an amount equal to any existing commitment unutilized thereunder and letters of credit undrawn thereunder), (b) except with respect to assumed Indebtedness pursuant to Section 6.01(h) and/or Section 6.01(i), (i) the final maturity date of such Permitted Refinancing Indebtedness is on or after the earlier of (x) the final maturity date of the Indebtedness being Refinanced and (y)  the Latest Maturity Date in effect at the time of incurrence thereof and (ii) the Weighted Average Life to Maturity of such Permitted Refinancing Indebtedness is greater than or equal to the lesser of (i) the remaining Weighted Average Life to Maturity of the Indebtedness being Refinanced and (ii) the Weighted Average Life to Maturity of the Class of Term Loans then outstanding with the greatest remaining Weighted Average Life to Maturity, (c) if the Indebtedness being Refinanced is subordinated in right of payment to the Loan Obligations under this Agreement, such Permitted Refinancing Indebtedness shall be subordinated in right of payment to such Loan Obligations on terms in the aggregate not materially less favorable to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced, (d) no Permitted Refinancing Indebtedness shall have obligors that are not (or would not have been) obligated with respect to the Indebtedness being so Refinanced (except that a Loan Party may be added as an additional obligor), (e) if the Indebtedness being Refinanced is secured by Liens on any Collateral (whether senior to, equally and ratably with, or junior to the Liens on such Collateral securing the Loan Obligations or otherwise), such Permitted Refinancing Indebtedness may be secured by such Collateral (including any Collateral pursuant to after-acquired property clauses to the extent any such Collateral secured (or would have secured) the Indebtedness being Refinanced) on terms in the aggregate that are substantially similar to, or not materially less favorable to the Secured Parties than, the Indebtedness being Refinanced or on terms otherwise permitted by Section 6.02 and (ff) no Permitted Refinancing Indebtedness shall have greater guarantees or security than the Indebtedness being Refinanced.

“person” shall mean any natural person, corporation, business trust, joint venture, association, company, partnership, limited liability company or government, individual or family trusts, or any agency or political subdivision thereof.

“Plan” shall mean any employee pension benefit plan (other than a Multiemployer Plan) that is (i) subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, (ii) sponsored or maintained (at the time of determination or at any time within the five years prior thereto) by Holdings, any Borrower, any Subsidiary or any ERISA Affiliate, and (iii) in respect of which Holdings, any Borrower, any Subsidiary or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Platform” shall have the meaning assigned to such term in Section 9.17(a).

“Pound Sterling” shall mean the lawful money of the United Kingdom.

“PPSA” shall mean the Personal Property Security Act of any relevant Canadian jurisdiction or the Civil Code of Quebec, as applicable.

“Prescribed Laws” means, collectively, (a) the Anti-Money Laundering Laws, (b) Sanctions, (c) Anti-Corruption Laws and (d) all other legal requirements relating to money laundering, terrorism, bribery or corruption.

“Pricing Grid” shall mean, with respect to the Initial Revolving Loans and Revolving Facility Commitments, as applicable, the table set forth below:

Pricing Grid for Initial Revolving Loans

	Applicable Margin
Net First Lien Leverage Ratio	ABR Loans	Dollars: Eurocurrency Loans	Euros: Eurocurrency Loans	Sterling: Eurocurrency Loans	BBR Loans
Greater than 4.00 to 1.00	2.25%	3.25%	3.25%	3.25%	3.25%
Less than or equal to 4.00 to 1.00 but greater than 3.50 to 1.00	2.00%	3.00%	3.00%	3.00%	3.00%
Less than or equal to 3.50 to 1.00	1.75%	2.75%	2.75%	2.75%	2.75%

Pricing Grid for Revolving Facility Commitments

Net First Lien Leverage Ratio	Applicable Commitment Fee
Greater than 4.00 to 1.00	0.375%
Less than or equal to 4.00 to 1.00	0.250%

For the purposes of the Pricing Grid, changes in the Applicable Margin and Applicable Commitment Fee resulting from changes in the Net First Lien Leverage Ratio shall become effective on the date (the “Adjustment Date”) that is three Business Days after the date on which the relevant financial statements are delivered to the Administrative Agent pursuant to Section 5.04 for each fiscal quarter beginning with the first full fiscal quarter of the Borrower ended after the Closing Date, and shall remain in effect until the next change to be effected pursuant to this paragraph.  If any financial statements referred to in the preceding sentence are not delivered within the time periods specified in Section 5.04, then, at the option of the Administrative Agent or the Required Lenders, until the date that is three Business Days after the date on which such financial statements are delivered, the pricing level that is the highest pricing level shall apply as of the first Business Day after the date on which such financial statements were to have been delivered but were not delivered.  Each determination of the Net First Lien Leverage Ratio pursuant to the Pricing Grid shall be made in a manner consistent with the determination thereof pursuant to Section 6.11.

In the event that any financial statements under Section 5.04 are shown to be inaccurate at any time and such inaccuracy, if corrected, would have led to a higher Applicable Margin for any period (an “Applicable Period”) than the Applicable Margin applied for such Applicable Period, then (i) the Borrowers shall promptly (and in no event later than five (5) Business Days thereafter) deliver to the Administrative Agent a correct compliance certificate for such Applicable Period, (ii) the Applicable Margin shall be determined by reference to the corrected compliance certificate, and (iii) the Borrowers shall pay to the Administrative Agent promptly upon written demand (and in no event later than five (5) Business Days after written demand) any additional interest owing as a result of such increased Applicable Margin for such Applicable Period, which payment shall be promptly applied by the Administrative Agent in accordance with the terms hereof.

“primary obligor” shall have the meaning assigned to such term in the definition of the term “Guarantee.”

“Prime Bank” means a bank determined by ASX Benchmarks Pty Limited (or any other person which takes over the administration of the Screen Rate for Australian dollars) as being a Prime Bank or an acceptor or issuer of bills of exchange or negotiable certificates of deposit for the purposes of calculating that Screen Rate. If ASX Benchmarks Pty Limited or such other person ceases to make such determination, the Prime Banks shall be the Prime Banks last so appointed.

“Prime Rate” shall mean the rate of interest per annum as announced from time to time by the Administrative Agent as its prime rate in effect at its principal office in New York City.

“Process Agent” shall have the meaning assigned to such term in Section 9.15(d).

“Pro Forma Basis” shall mean, as to any person, for any events as described below that occur subsequent to the commencement of a period for which the financial effect of such events is being calculated, and giving effect to the events for which such calculation is being made, such calculation as will give pro forma effect to such events as if such events occurred on the first day of the four consecutive fiscal quarter period ended on or before the occurrence of such event (the “Reference Period”):  (i) pro forma effect shall be given to any Disposition, any acquisition, Investment, capital expenditure, construction, repair, replacement, improvement, development, disposition, merger, amalgamation, consolidation (including the Transactions) (or any similar transaction or transactions whether or not otherwise permitted under Section 6.04 or 6.05 or that require a waiver or consent of the Required Lenders, but if so required, solely to the extent such waiver or consent has been obtained), any dividend, distribution or other similar payment, any designation of any Subsidiary as an Unrestricted Subsidiary and any Subsidiary Redesignation, New Project, and any restructurings of the business of the Borrowers or any of its Subsidiaries that the Borrowers or any of the Subsidiaries have determined to make and/or made and in the good faith determination of a Responsible Officer of the Dutch Borrower are expected to have a continuing impact and are factually supportable, which would include cost savings resulting from head count reduction, closure of facilities and similar operational and other cost savings, which adjustments the Dutch Borrower determines are reasonable as set forth in a certificate of a Financial Officer of the Dutch Borrower (the foregoing, together with any transactions related thereto or in connection therewith, the “relevant transactions”), in each case that occurred during the Reference Period (or, in the case of determinations made pursuant to Section 2.21 or Article VI (other than Section 6.11), occurring during the Reference Period or thereafter and through and including the date upon which the relevant transaction is consummated), (ii) in making any determination on a Pro Forma Basis, (x) all Indebtedness (including Indebtedness issued, incurred or assumed as a result of, or to finance, any relevant transactions and for which the financial effect is being calculated, whether incurred under this Agreement or otherwise, but excluding normal fluctuations in revolving Indebtedness incurred for working capital purposes not to finance any acquisition) issued, incurred, assumed or permanently repaid during the Reference Period (or, in the case of determinations made pursuant to Section 2.21 or Article VI (other than Section 6.11), occurring during the Reference Period or thereafter and through and including the date upon which the relevant transaction is consummated) shall be deemed to have been issued, incurred, assumed or permanently repaid at the beginning of such period, (y) Interest Expense of such person attributable to interest on any Indebtedness, for which pro forma effect is being given as provided in the preceding clause (x), bearing floating interest rates shall be computed on a pro forma basis as if the rates that would have been in effect during the period for which pro forma effect is being given had been actually in effect during such periods, and (z) in giving effect to clause (i) above with respect to each New Project which commences operations and records not less than one full fiscal quarter’s operations during the Reference Period, the operating results of such New Project shall be annualized on a straight line basis during such period, taking into account any seasonality adjustments determined by the Dutch Borrower in good faith, and (iii) (A) for any Subsidiary Redesignation then being designated, effect shall be given to such Subsidiary Redesignation and all other Subsidiary Redesignations after the first day of the relevant Reference Period and on or prior to the date of the respective Subsidiary Redesignation then being designated, collectively, and (B) for any designation of a Subsidiary as an Unrestricted Subsidiary, effect shall be given to such designation and all other designations of Subsidiaries as Unrestricted Subsidiaries after the first day of the relevant Reference Period and on or prior to the date of the then applicable designation of a Subsidiary as an Unrestricted Subsidiary, collectively.

In the event that EBITDA or any financial ratio is being calculated for purposes of determining whether Indebtedness or any Lien relating thereto may be incurred or whether any Investment may be made, the Dutch Borrower may elect pursuant to a certificate of a Responsible Officer delivered to the Administrative Agent to treat all or any portion of the commitment relating thereto as being incurred at the time of such commitment, in which case any subsequent incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an incurrence at such subsequent time.

Pro forma calculations made pursuant to the definition of the term “Pro Forma Basis” shall be determined in good faith by a Responsible Officer of the Dutch Borrower and may include adjustments to reflect (1) operating expense reductions and other operating improvements, synergies or cost savings reasonably expected to result from any relevant pro forma event (including, to the extent applicable, the Transactions), and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in the Lender Presentation to the extent such adjustments, without duplication, continue to be applicable to such Reference Period. The Dutch Borrower shall deliver to the Administrative Agent a certificate of a Financial Officer of the Dutch Borrower setting forth such operating expense reductions, other operating improvements or synergies and adjustments pursuant to clause (2) above, and information and calculations supporting them in reasonable detail.

For purposes of this definition, any amount in a currency other than Dollars will be converted to Dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Pro Forma Compliance” shall mean, at any date of determination, that the Dutch Borrower and its Subsidiaries shall be in compliance, on a Pro Forma Basis after giving effect on a Pro Forma Basis to the relevant transactions (including the assumption, the issuance, incurrence and permanent repayment of Indebtedness), with the Financial Covenant recomputed as at the last day of the most recently ended fiscal quarter of the Dutch Borrower and its Subsidiaries for which the financial statements and certificates required pursuant to Section 5.04 have been delivered.  For the avoidance of doubt, Pro Forma Compliance shall be tested without regard to whether or not the Financial Covenant was or was required to be tested on the applicable quarter end date.

“Pro Rata Extension Offers” shall have the meaning assigned to such term in Section 2.21(e).

“Pro Rata Share” shall have the meaning assigned to such term in Section 9.08(f).

“Projections” shall mean the projections and any forward-looking statements (including statements with respect to booked business) of the Borrowers and the Subsidiaries furnished to the Lenders or the Administrative Agent by or on behalf of the Borrowers or any of the Subsidiaries prior to the Closing Date.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Public Lender” shall have the meaning assigned to such term in Section 9.17(b).

“Purchaser” shall have the meaning assigned to such term in the recitals hereto.

“Purchaser Loan Notes” shall have the meaning assigned to such term in the Sky Acquisition Agreement.

“Qualified Equity Interests” shall mean any Equity Interest other than Disqualified Stock.

“Rate” shall have the meaning assigned to such term in the definition of the term “Type.”

“Real Property” shall mean, collectively, all right, title and interest (including any leasehold estate) in and to any and all parcels of or interests in real property owned in fee or leased by any Loan Party, whether by lease, license, or other means, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures and equipment incidental to the ownership, lease or operation thereof.

“Received Amount” shall have the meaning assigned to such term in Section 8.02.

“Reference Bank Rate” means, in relation to BBR, the sum of (i) (x) the arithmetic mean of the rates as supplied to the Administrative Agent at its request by the Reference Banks as the mid discount rate (expressed as a yield percent to maturity) observed by the relevant Reference Bank for marketable parcels of Australian dollar denominated bank accepted bills and negotiable certificates of deposit accepted or issued by Prime Banks, and which mature on the last day of the relevant period or in the same half month period under market conventions or (y) (if there is no observable market rate for marketable parcels of Prime Bank Australian dollar securities referred to in paragraph (x) above), the arithmetic mean of the rates as supplied to the Administrative Agent at its request by the Reference Banks as the rate at which the relevant Reference Bank could borrow funds in Australian dollars in the Australian interbank market and for the relevant period were it to do so by asking for and then accepting interbank offers for deposits in reasonable market sizes and for that period and (ii) 0.05% per annum. If BBR is to be determined on the basis of a Reference Bank Rate but a Reference Bank does not supply a quotation by 10:30 a.m. (Local Time) on the first day of the Interest Period for that BBR Borrowing, the Reference Bank Rate shall be calculated on the basis of the quotations of the remaining Reference Banks, provided that if at or about 12:00 p.m. (Local Time) on the first day of the Interest Period for that BBR Borrowing none or only one of the Reference Banks supplies a quotation, there shall be no Reference Bank Rate for that Interest Period.

“Reference Banks” shall mean, Australia and New Zealand Banking Group Limited, Commonwealth Bank of Australia, National Australia Bank Limited and Westpac Banking Corporation or such other entities as may be appointed by the Administrative Agent in consultation with the relevant Borrower.

“Reference Period” shall have the meaning assigned to such term in the definition of the term “Pro Forma Basis.”

“Refinance” shall have the meaning assigned to such term in the definition of the term “Permitted Refinancing Indebtedness,” and “Refinanced” and “Refinancings” shall have a meaning correlative thereto.

“Refinancing Effective Date” shall have the meaning assigned to such term in Section 2.21(j).

“Refinancing Notes” shall mean any secured or unsecured notes or loans issued by the Borrowers or any Subsidiary Loan Party (whether under an indenture, a credit agreement or otherwise) and the Indebtedness represented thereby; provided, that (a) 100% of the Net Proceeds of such Refinancing Notes are used to permanently reduce Loans and/or replace Commitments substantially simultaneously with the issuance thereof; (b) the principal amount (or accreted value, if applicable) of such Refinancing Notes does not exceed the principal amount (or accreted value, if applicable) of the aggregate portion of the Loans so reduced and/or Commitments so replaced (plus unpaid accrued interest and premium (including tender premiums) thereon and underwriting discounts, defeasance costs, fees, commissions and expenses); (c) the final maturity date of such Refinancing Notes is on or after the Term Facility Maturity Date or the Revolving Facility Maturity Date, as applicable, of the Term Loans so reduced or the Revolving Facility Commitments so replaced; (d) the Weighted Average Life to Maturity of such Refinancing Notes is greater than or equal to the remaining Weighted Average Life to Maturity of the Term Loans so reduced or the Revolving Facility Commitments so replaced, as applicable; (e) in the case of Refinancing Notes in the form of notes issued under an indenture, the terms thereof do not provide for any scheduled repayment, mandatory redemption or sinking fund obligations prior to the Term Facility Maturity Date of the Term Loans so reduced or the Revolving Facility Maturity Date of the Revolving Facility Commitments so replaced, as applicable (other than customary offers to repurchase or mandatory prepayment provisions upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default); (f) the other terms of such Refinancing Notes (other than interest rates, fees, floors, funding discounts and redemption or prepayment premiums and other pricing terms), taken as a whole, are substantially similar to, or not materially less favorable to the Borrowers and its Subsidiaries than the terms, taken as a whole, applicable to the Term B Loans (except for covenants or other provisions applicable only to periods after the Latest Maturity Date in effect at the time such Refinancing Notes are issued or those that are otherwise reasonably acceptable to the Administrative Agent), as determined by the Dutch Borrower in good faith (or, if more restrictive, the Loan Documents are amended to contain such more restrictive terms to the extent required to satisfy the foregoing standard); (g) there shall be no obligor in respect of such Refinancing Notes that is not a Loan Party; (h) Refinancing Notes that are secured by Collateral shall be subject to the provisions of a Permitted Pari Passu Intercreditor Agreement or a Permitted Junior Intercreditor Agreement, as applicable and (i) if such Refinancing Notes are secured, such Refinancing Notes shall not be secured by any assets of Holdings, the Borrowers or their Subsidiaries other than assets constituting Collateral.

“Refinancing Term Loans” shall have the meaning assigned to such term in Section 2.21(j).

“Register” shall have the meaning assigned to such term in Section 9.04(b)(iv).

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and all official rulings and interpretations thereunder or thereof.

“Related Fund” shall mean, with respect to any Lender that is a fund that invests in bank or commercial loans and similar extensions of credit, any other fund that invests in bank or commercial loans and similar extensions of credit and is advised or managed by (a) such Lender, (b) an Affiliate of such Lender or (c) an entity (or an Affiliate of such entity) that administers, advises or manages such Lender.

“Related Parties” shall mean, with respect to any specified person, such person’s Controlled or Controlling Affiliates and the respective directors, trustees, officers, employees, agents and advisors of such person and such person’s Controlled or Controlling Affiliates.

“Related Sections” shall have the meaning assigned to such term in Section 6.04.

“Release” shall mean any spilling, leaking, seepage, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposing, depositing, emanating or migrating in, into, onto or through the Environment.

“Replacement Process Agent” shall have the meaning assigned to such term in Section 9.15(d).

“Replacement Revolving Facilities” shall have the meaning assigned to such term in Section 2.21(l).

“Replacement Revolving Facility Commitments” shall have the meaning assigned to such term in Section 2.21(l).

“Replacement Revolving Facility Effective Date” shall have the meaning assigned to such term in Section 2.21(l).

“Replacement Revolving Loans” shall have the meaning assigned to such term in Section 2.21(l).

“Reportable Event” shall mean any reportable event as defined in Section 4043(c) of ERISA or the regulations issued thereunder, other than those events as to which the 30-day notice period referred to in Section 4043(c) of ERISA has been waived, with respect to a Plan (other than a Plan maintained by an ERISA Affiliate that is considered an ERISA Affiliate only pursuant to subsection (m) or (o) of Section 414 of the Code).

“Required Lenders” shall mean, at any time, Lenders having (a) Loans outstanding, (b) Revolving L/C Exposures, and (c) Available Unused Commitments that, taken together, represent more than 50% of the sum of (x) all Loans outstanding, (y) all Revolving L/C Exposures and (z) the total Available Unused Commitments at such time; provided, that the Loans, Revolving L/C Exposures and Available Unused Commitment of any Defaulting Lender shall be disregarded in determining Required Lenders at any time.

“Required Percentage” shall mean, with respect to an Applicable Period, 50%; provided, that (a) if the Net First Lien Leverage Ratio as at the end of the Applicable Period is less than or equal to 4.00 to 1.00 but greater than 3.50 to 1.00, such percentage shall be 25% and (b) if the Net First Lien Leverage Ratio as at the end of the Applicable Period is less than or equal to 3.50 to 1.00, such percentage shall be 0%.

“Required Prepayment Lenders” shall mean, at any time, the holders of more than 50% of the aggregate unpaid principal amount of the Term Loans at such time (subject to the last paragraph of Section 9.08(b)).

“Required Revolving Facility Lenders” shall mean, at any time, Revolving Facility Lenders having (a) Revolving Facility Loans outstanding, (b) Revolving L/C Exposures, (c)  Available Unused Commitments that, taken together, represent more than 50% of the sum of (x) all Revolving Facility Loans outstanding, (y) all Revolving L/C Exposures, and (z) the total Available Unused Commitments at such time; provided, that the Revolving Facility Loans, Revolving L/C Exposures and Available Unused Commitment of any Defaulting Lender shall be disregarded in determining Required Revolving Facility Lenders at any time.

“Requirement of Law” shall mean, as to any person, any law, treaty, rule, regulation, statute, order, ordinance, decree, judgment, consent decree, writ, injunction, settlement agreement or governmental requirement enacted, promulgated or imposed or entered into or agreed by any Governmental Authority, in each case applicable to or binding upon such person or any of its property or assets or to which such person or any of its property or assets is subject.

“Responsible Officer” of any person shall mean any director, executive officer or Financial Officer of such person and any other officer or similar official thereof responsible for the administration of the obligations of such person in respect of this Agreement, or any other duly authorized employee or signatory of such person.

“Restricted Payments” shall have the meaning assigned to such term in Section 6.06.  The amount of any Restricted Payment made other than in the form of cash or cash equivalents shall be the fair market value thereof (as determined by the Dutch Borrower in good faith).

“Retained Excess Cash Flow Overfunding” shall mean, at any time, in respect of any Excess Cash Flow Period, the amount, if any, by which the portion of the Cumulative Credit attributable to the Retained Percentage of Excess Cash Flow for all Excess Cash Flow Interim Periods used in such Excess Cash Flow Period exceeds the actual Retained Percentage of Excess Cash Flow for such Excess Cash Flow Period.

“Retained Percentage” shall mean, with respect to any Excess Cash Flow Period (or Excess Cash Flow Interim Period), (a) 100% minus (b) the Required Percentage with respect to such Excess Cash Flow Period (or Excess Cash Flow Interim Period).

“Revaluation Date” shall mean (a) with respect to any Alternate Currency Letter of Credit, each of the following: (i) each date of issuance, extension or renewal of an Alternate Currency Letter of Credit, (ii) each date of an amendment of any Alternate Currency Letter of Credit having the effect of increasing the amount thereof, (iii) each date of any payment by the applicable Issuing Bank under any Alternate Currency Letter of Credit, and (iv) such additional dates as the Administrative Agent or the applicable Issuing Bank shall determine or the Required

Lenders shall require, and (b) with respect to any Eurocurrency Loans or BBR Loans denominated in Euros, Pound Sterling, Australian Dollars or any Alternate Currency Loans, as applicable, each of the following: (i) each date of a Borrowing of Eurocurrency Loans or BBR Loans denominated in Euros, Pound Sterling, Australian Dollars or an Alternate Currency, as applicable, (ii) each date of a continuation of a Eurocurrency Loan or a BBR Loan denominated in Euros, Pound Sterling, Australian Dollars or an Alternate Currency pursuant to Section 2.07, as applicable, and (iii) such additional dates as the Administrative Agent shall determine or the Majority Lenders under the Revolving Facility shall require.

“Revolving Facility” shall mean the Revolving Facility Commitments of any Class and the extensions of credit made hereunder by the Revolving Facility Lenders of such Class and, for purposes of Section 9.08(b), shall refer to all such Revolving Facility Commitments as a single Class.

“Revolving Facility Borrowing” shall mean a Borrowing comprised of Revolving Facility Loans of the same Class.

“Revolving Facility Commitment” shall mean, with respect to each Revolving Facility Lender, the commitment of such Revolving Facility Lender to make Revolving Facility Loans pursuant to Section 2.01(c), expressed as an amount representing the maximum aggregate permitted amount of such Revolving Facility Lender’s Revolving Facility Credit Exposure hereunder, as such commitment may be (a) reduced from time to time pursuant to Section 2.08, (b) reduced or increased from time to time pursuant to assignments by or to such Lender under Section 9.04, and (c) increased (or replaced) as provided under Section 2.21.  The initial amount of each Lender’s Revolving Facility Commitment is set forth on Schedule 2.01 or in the Assignment and Acceptance or Incremental Assumption Agreement pursuant to which such Lender shall have assumed its Revolving Facility Commitment (or Incremental Revolving Facility Commitment), as applicable.  On the Closing Date, there is only one Class of Revolving Facility Commitments.  After the Closing Date, additional Classes of Revolving Facility Commitments may be added or created pursuant to Incremental Assumption Agreements.  The aggregate principal amount of the Lenders’ Revolving Facility Commitments on the Closing Date is $700,000,000 (or the Dollar Equivalent, as applicable).

“Revolving Facility Credit Exposure” shall mean, at any time with respect to any Class of Revolving Facility Commitments, the sum of (a) the aggregate principal amount of the Revolving Facility Loans of such Class outstanding at such time (calculated based on the Dollar Equivalent thereof), and (b) the Revolving L/C Exposure applicable to such Class at such time minus, for the purpose of Sections 6.11 and 7.03, the amount of Letters of Credit that have been Cash Collateralized in an amount equal to the Minimum L/C Collateral Amount at such time.  The Revolving Facility Credit Exposure of any Revolving Facility Lender at any time shall be the product of (x) such Revolving Facility Lender’s Revolving Facility Percentage of the applicable Class and (y) the aggregate Revolving Facility Credit Exposure of such Class of all Revolving Facility Lenders, collectively, at such time.

“Revolving Facility Lender” shall mean a Lender (including an Incremental Revolving Facility Lender) with a Revolving Facility Commitment or with outstanding Revolving Facility Loans.

“Revolving Facility Loan” shall mean a Loan made by a Revolving Facility Lender pursuant to Section 2.01(d).  Unless the context otherwise requires, the term “Revolving Facility Loans” shall include the Other Revolving Loans.

“Revolving Facility Maturity Date” shall mean, as the context may require, (a) with respect to the Revolving Facility in effect on the Closing Date, July 10, 2023 and (b) with respect to any other Classes of Revolving Facility Commitments, the maturity dates specified therefor in the applicable Incremental Assumption Agreement.

“Revolving Facility Percentage” shall mean, with respect to any Revolving Facility Lender of any Class, the percentage of the total Revolving Facility Commitments of such Class represented by such Lender’s Revolving Facility Commitment of such Class.  If the Revolving Facility Commitments of such Class have terminated or expired, the Revolving Facility Percentages of such Class shall be determined based upon the Revolving Facility Commitments of such Class most recently in effect, giving effect to any assignments pursuant to Section 9.04.

“Revolving Facility Termination Event” shall have the meaning assigned to such term in Section 2.05(k).

“Revolving L/C Exposure” of any Class shall mean at any time the sum of (a) the aggregate undrawn amount of all Letters of Credit applicable to such Class outstanding at such time (calculated, in the case of Alternate Currency Letters of Credit, based on the Dollar Equivalent thereof) and (b) the aggregate principal amount of all L/C Disbursements applicable to such Class that have not yet been reimbursed at such time (calculated, in the case of Alternate Currency Letters of Credit, based on the Dollar Equivalent thereof).  The Revolving L/C Exposure of any Class of any Revolving Facility Lender at any time shall mean its applicable Revolving Facility Percentage of the aggregate Revolving L/C Exposure applicable to such Class at such time.  For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the International Standby Practices, International Chamber of Commerce No. 590, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.  Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the stated amount of such Letter of Credit in effect at such time; provided, that with respect to any Letter of Credit that, by its terms or the terms of any document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

“S&P” shall mean Standard & Poor’s Ratings Group, Inc. and its successors and assigns.

“Sale and Lease-Back Transaction” shall have the meaning assigned to such term in Section 6.03.

“Sanctioned Country” means, at any time, a country, region or territory which is itself the subject or target of any comprehensive country Sanctions (at the time of the Closing Date, Cuba, Iran, North Korea, Syria and the Crimean region of the Ukraine).

“Sanctioned Person” shall mean, at any time, (a) any Person listed in any Sanctions related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, Office of Financial Sanctions Implementation or by the United Nations Security Council or the Counsel of the European Union

(collectively “Sanctions Authority”), (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person or Persons.

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by any Sanctions Authority.

“Sanctions Authority” shall have the meaning assigned to such term in the definition of “Sanctioned Person”.

“Screen Rate” means, in relation to BBR, (x) the Australian Bank Bill Swap Reference Rate (Bid) administered by ASX Benchmarks Pty Limited (or any other person which takes over the administration of that rate) for the relevant period displayed on page BBSY of the Thomson Reuters Screen (or any replacement Thomson Reuters page which displays that rate) (provided that, if such page or service ceases to be available, the Administrative Agent may specify another page or service displaying the relevant rate after consultation with the relevant Borrower) and (y) if the rate described in sub-paragraph (x) above is not available, the sum of (i) the Australian Bank Bill Swap Reference Rate administered by ASX Benchmarks Pty Limited (or any other person which takes over the administration of that rate) for the relevant period displayed on page BBSW of the Thomson Reuters Screen (or any replacement Thomson Reuters page which displays that rate) (provided that, if such page or service ceases to be available, the Administrative Agent may specify another page or service displaying the relevant rate after consultation with the relevant Borrower) and (ii) 0.05% per annum.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Secured Cash Management Agreement” shall mean any Cash Management Agreement that is entered into by and between any Loan Party (or any affiliate of a Loan Party) and any Cash Management Bank, or any Guarantee by any Loan Party (or any affiliate of a Loan Party) of any Cash Management Agreement entered into by and between any Loan Party (or any affiliate of a Loan Party) and any Cash Management Bank, in each case to the extent that such Cash Management Agreement or such Guarantee, as applicable, is not otherwise designated in writing by the Dutch Borrower and such Cash Management Bank to the Administrative Agent to not be included as a Secured Cash Management Agreement.

“Secured Hedge Agreement” shall mean any Hedging Agreement that is entered into by and between any Loan Party or any Subsidiary and any Hedge Bank, or any Guarantee by any Loan Party of any Hedging Agreement entered into by and between any Subsidiary and any Hedge Bank, in each case to the extent that such Hedging Agreement or such Guarantee, as applicable, is not otherwise designated in writing by the Borrower and such Hedge Bank to the Administrative Agent to not be included as a Secured Hedge Agreement.  Notwithstanding the foregoing, for all purposes of the Loan Documents, any Guarantee of, or grant of any Lien to secure, any obligations in respect of a Secured Hedge Agreement by a Guarantor shall not include any Excluded Swap Obligations.

“Secured Parties” shall mean, collectively, the Administrative Agent, the Collateral Agent, each Lender, each Issuing Bank, each Hedge Bank that is party to any Secured Hedge Agreement, each Cash Management Bank that is party to any Secured Cash Management Agreement and each sub-agent appointed pursuant to Section 8.03 by the Administrative Agent with respect to matters relating to the Loan Documents or by the Collateral Agent with respect to matters relating to any Security Document.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Documents” shall mean collectively, the Dutch Security Documents, the IOM Security Documents, the U.S. Security Documents, the Australian Security Documents, the Alderney Security Documents, any Canadian Security Documents, any U.K. Security Documents and each of the security agreements, pledge agreements and other instruments and documents executed and delivered pursuant to any of the foregoing or pursuant to Section 4.02 or 5.10 hereof, the Mortgages granted by the Loan Parties party thereto, any intercreditor agreement entered into by the Administrative Agent or the Collateral Agent or any subagent, as applicable, pursuant to this Agreement, and the Intellectual Property Security Agreements and each of the security agreements, pledge agreements and other instruments and documents executed and delivered pursuant to any of the foregoing or pursuant to Section 4.02 or 5.10.

“Security Jurisdiction” shall mean each of Canada, the Netherlands, the Isle of Man, England and Wales, Australia, Alderney and the United States.

“Sellers” shall have the meaning assigned thereto in the Sky Acquisition Agreement.

“Senior Unsecured Note Documents” shall mean the Senior Unsecured Notes Indenture, the Senior Unsecured Notes and the “Subsidiary Guarantees” under and as defined in the Senior Unsecured Notes Indenture, as each such document may be amended, restated, supplemented or otherwise modified from time to time.

“Senior Unsecured Notes” shall mean $1,000,000,000 in aggregate principal amount of the applicable Borrowers’ Senior Unsecured Notes due 2026 issued pursuant to the Senior Unsecured Notes Indenture.

“Senior Unsecured Notes Indenture” shall mean the Senior Unsecured Notes Indenture, dated as of the Closing Date, among the Dutch Borrower and the Co-Borrower, as issuers, the subsidiary guarantors party thereto from time to time and Wilmington Trust, National Association, as indenture trustee, as such document may be amended, restated, supplemented or otherwise modified from time to time.

“Senior Unsecured Notes Offering Memorandum” shall mean the Offering Memorandum, dated as of June 28, 2018, in respect of the Senior Unsecured Notes.

“SGH BV Loan Notes” shall have the meaning assigned to such term in the Sky Acquisition Agreement.

“SGH UA Loan Notes” shall have the meaning assigned to such term in the Sky Acquisition Agreement.

“Similar Business” shall mean any business, the majority of whose revenues are derived from (i) business or activities conducted by the Dutch Borrower and its Subsidiaries on the Closing Date, (ii) any business that is a natural outgrowth or reasonable extension, development or expansion of any such business or any business similar, reasonably related, incidental, complementary or ancillary to any of the foregoing or (iii) any business that in the Dutch Borrower’s good faith business judgment constitutes a reasonable diversification of businesses conducted by the Dutch Borrower and its Subsidiaries.

“Sky Acquisition” shall mean the acquisition of all issued ordinary share capital, and the redemption of all preference shares and loan notes, of the Company, pursuant to the terms of the Sky Acquisition Agreement.

“Sky Acquisition Agreement” shall mean that Sale and Purchase Deed, dated April 21, 2018, by and among Cyan Blue Jerseyco Limited, Sky UK Limited, the Individual Sellers (as defined therein), Cyan Blue Manco Limited, the Purchaser, Holdings, the Dutch Borrower and the Parent, and any other agreements or instruments contemplated thereby, in each case, as may be amended, restated, supplemented or otherwise modified from time to time.

“Special Flood Hazard Area” shall have the meaning assigned to such term in Section 5.02(c).

“Specified L/C Sublimit” shall mean, with respect to any Issuing Bank, the amounts set forth beside such Issuing Bank’s name on Schedule 1.01(F) hereto or, in each case, such other amount as specified in the agreement pursuant to which such person becomes an Issuing Bank hereunder or, in each case, such larger amount not to exceed the Revolving Facility Commitment as the Administrative Agent and the applicable Issuing Bank may agree.

“Spot Rate” shall mean, with respect to any currency, the rate determined by the Administrative Agent or the applicable Issuing Bank, as applicable, to be the rate quoted by the person acting in such capacity as the spot rate for the purchase by such person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m., Local Time on the date two (2) Business Days prior to the date as of which the foreign exchange computation is made or if such rate cannot be computed as of such date such other date as the Administrative Agent or such Issuing Bank shall reasonably determine is appropriate under the circumstances; provided, that the Administrative Agent or such Issuing Bank may obtain such spot rate from another financial institution designated by the Administrative Agent or such Issuing Bank if the person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency.

“Standby Letters of Credit” shall have the meaning assigned to such term in Section 2.05(a).

“Statutory Reserves” shall mean the aggregate of the maximum reserve percentages (including any marginal, special, emergency or supplemental reserves) expressed as a decimal established by the Board and any other banking authority, domestic or foreign, to which the Administrative Agent or any Lender (including any branch, Affiliate or other fronting office making or holding a Loan) is subject for Eurocurrency Liabilities (as defined in Regulation D of the Board).  Eurocurrency Loans denominated in Dollars shall be deemed to constitute Eurocurrency Liabilities (as defined in Regulation D of the Board) and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D. Statutory Reserves shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Sterling LIBO Rate” shall mean, with respect to any Eurocurrency Borrowing denominated in Pound Sterling for any Interest Period, the rate per annum determined by the Administrative Agent at approximately 11:00 a.m. (Local Time) on the date that is two Business Days prior to the commencement of such Interest Period by reference to applicable Reuters page or screen (or, in the event such rate does not appear on a Reuters page or screen, on any successor or substitute page on such screen that displays such rate, or on the appropriate page of such other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion, in each case) for deposits in Pound Sterling (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period; provided that, to the extent that an interest rate is not ascertainable pursuant to the foregoing provisions of this definition, then the “Sterling LIBO Rate” for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in Pound Sterling for delivery on the first day of such Interest Period in same day funds in the approximate amount of the Eurocurrency Loan being made, continued or converted by the Administrative Agent and with a term equivalent to such Interest Period would be offered by the Administrative Agent in the London interbank market at their request at approximately 11:00 a.m. (Local Time) two Business Days prior to the commencement of such Interest Period.

“Subagent” shall have the meaning assigned to such term in Section 8.03.

“Subsequent Target” shall have the meaning assigned to such term in Section 7.04.

“Subsequent Target Asset” shall have the meaning assigned to such term in Section 7.04.

“subsidiary” shall mean, with respect to any person (herein referred to as the “parent”), any corporation, partnership, association or other business entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, directly or indirectly, owned, Controlled or held, (b) that is, at the time any determination is made, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent or (c) consolidated in the consolidated financial statements of the applicable person in accordance with IFRS.

“Subsidiary” shall mean, unless the context otherwise requires, a subsidiary of the Dutch Borrower.  Notwithstanding the foregoing (and except for purposes of the definition of “Unrestricted Subsidiary” contained herein) an Unrestricted Subsidiary shall be deemed not to be a Subsidiary of the Dutch Borrower or any of its Subsidiaries for purposes of this Agreement.

“Subsidiary Guarantee Agreement” shall mean the Subsidiary Guarantee Agreement, dated as of the Closing Date, by and among the Borrowers, each Subsidiary Loan Party and the Collateral Agent, as may be amended, restated, supplemented or otherwise modified from time to time.

“Subsidiary Loan Party” shall mean (a) each Subsidiary that is a Wholly-Owned Subsidiary of Dutch Borrower (other than the Excluded Subsidiaries and the Subsidiaries set forth on Schedule 1.01(B)(i)), (b) each Additional Subsidiary (or any other Subsidiary owned directly or indirectly by Parent that (i) acquires all or substantially all of such Additional Subsidiary’s Intellectual Property after the Closing Date or (ii) becomes a Brand Licensee after the Closing Date solely to the extent no other Loan Party is a Brand Licensee at such time) and (c) each other Subsidiary located in a Security Jurisdiction (or any other jurisdiction subject to the consent (which shall not be unreasonably withheld) of the Administrative Agent), that the Dutch Borrower elects, in its sole discretion and by notice to the Administrative Agent, to provide a Guarantee of the Obligations notwithstanding that such Guarantee is not required by Section 5.10, in each case until released from such Guarantee in accordance with the Loan Documents.  The Subsidiary Loan Parties on the Closing Date are set forth on Schedule 1.01(C).

“Subsidiary Redesignation” shall have the meaning provided in the definition of “Unrestricted Subsidiary” contained in this Section 1.01.

“Successor Borrower” shall have the meaning assigned to such term in Section 6.05(o).

“Swap Obligation” shall mean, with respect to any Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Target Day” shall mean any day on which the Trans-European Automated Real-time Gross Settlement Express Transfer payment system is open for the settlement of payments in Euro.

“Target Group” shall mean the Company and its subsidiaries.

“Taxes” shall mean all present or future taxes, duties, levies, imposts, assessments, deductions, withholdings or other similar charges imposed by any Governmental Authority, whether computed on a separate, consolidated, unitary, combined or other basis and any interest, fines, penalties or additions to tax with respect to the foregoing.

“Term B Borrowing” shall mean any Borrowing comprised of Term B Loans.

“Term B Facility” shall mean the Term B Loan Commitments and the Term B Loans made hereunder.

“Term B Facility Maturity Date” shall mean July 10, 2025.

“Term B Loan Commitment” shall mean the USD Term Loan Commitment, the Euro Term Loan Commitment or any other commitment to make Term B Loans hereunder.

“Term B Loan Installment Date” shall have the meaning assigned to such term in Section 2.10(a)(i).

“Term B Loans” shall mean, collectively, (a) the USD Term Loans, (b) the Euro Term Loans, in each case, made by the applicable Lenders to the applicable Borrowers pursuant to Section 2.01(a), and (c) any Incremental Term Loans in the form of Term Loans, including loans denominated in Dollars, Euros, Pound Sterling, Australian Dollars or any Alternate Currencies, made by the Incremental Term Lenders to a Borrower pursuant to Section 2.01(d).

“Term Borrowing” shall mean any Term B Borrowing or any Incremental Term Borrowing.

“Term Facility” shall mean the Term B Facility and/or any or all of the Incremental Term Facilities.

“Term Facility Maturity Date” shall mean, as the context may require, (a) with respect to the Term B Facility in effect on the Closing Date, the Term B Facility Maturity Date and (b) with respect to any other Class of Term Loans, the maturity dates specified therefor in the applicable Incremental Assumption Agreement.

“Term Loan Installment Date” shall mean any Term B Loan Installment Date or any Incremental Term Loan Installment Date.

“Term Loans” shall mean the Term B Loans, any Incremental Term Loans and/or any Other Term Loans.

“Termination Date” shall mean the date on which (a) all Commitments shall have been terminated, (b) the principal of and interest on each Loan, all Fees and all other expenses or amounts payable under any Loan Document and all other Loan Obligations shall have been paid in full (other than in respect of contingent indemnification and expense reimbursement claims not then due) and (c) all Letters of Credit (other than those that have been Cash Collateralized) have been cancelled or have expired and all amounts drawn or paid thereunder have been reimbursed in full.

“Testing Condition” shall be satisfied at any time if as of such time (i) the sum of without duplication (x) the aggregate principal amount of outstanding Revolving Facility Loans at such time (calculated, in the case of Alternate Currency Loans, based on the Dollar Equivalent thereof) and (y) the aggregate stated amount (based on the Dollar Equivalent thereof) of Letters of Credit issued hereunder at such time (other than $75,000,000 of undrawn Letters of Credit and any Letters of Credit that have been Cash Collateralized in accordance with Section 2.05(j)) exceeds (ii) an amount equal to 35% of the aggregate amount of the Revolving Facility Commitments at such time.

“Test Period” shall mean, on any date of determination, the period of four consecutive fiscal quarters of the Dutch Borrower then most recently ended (taken as one accounting period) for which financial statements have been (or were required to be) delivered pursuant to Section 5.04(a) or 5.04(b); provided that prior to the first date financial statements have been delivered pursuant to Section 5.04(a) or 5.04(b), the Test Period in effect shall be the four fiscal quarter period ended December 31, 2017.

“TFA” shall mean an agreement which includes (i) reasonably appropriate arrangements for the funding of tax payments by the head company of the consolidated group of which the Australian Borrower is a member, having regard to the position of each member of the consolidated group and (ii) an undertaking from the head company to compensate each other member adequately for loss of tax attributes (including tax losses and tax offsets) as a result of being a member of the tax consolidated group.

“Third Party Funds” shall mean (i) any segregated accounts or funds, or any portion thereof, received by Borrower or any of its Subsidiaries as agent on behalf of third parties in accordance with a written agreement that imposes a duty upon Borrower or one or more of its Subsidiaries to collect and remit those funds to such third parties, (ii) any segregated restricted cash account and escrow account held exclusively for the benefit of third parties (other than a Loan Party or a Subsidiary), (iii) any segregated fiduciary or trust account held exclusively for the benefit of third parties (other than a Loan Party or a Subsidiary), and, in each case of the clauses (i) through (iii), the funds or other property held in or maintained in any such account.

“Trade Letters of Credit” shall have the meaning assigned to such term in Section 2.05(a).

“Transactions” shall mean, collectively, the transactions to occur pursuant to and in relation with the Transaction Documents, including (a) the consummation of the Sky

Acquisition and other transactions contemplated in the Sky Acquisition Agreement including (i) the issuance by Purchaser of the Purchaser Loan Notes to the Sellers, (ii) the acquisition by the Dutch Borrower of said Purchaser Loan Notes in consideration for the issuance of the SGH BV Loan Notes to the Sellers, (iii) the acquisition by Holdings of said SGH BV Loan Notes in consideration for the issuance of the SGH UA Loan Notes to the Sellers, and (iv) the acquisition by Parent of the SGH UA Loan Notes in consideration for the issuance of the Issuer Common Shares to the Sellers; (b) any corporate reorganization whereby the balance between Parent, Holdings, the Dutch Borrower and the Purchaser resulting from the Purchaser Loan Notes, the SGH BV Loan Notes and the SGH UA Loan Notes are capitalized by way of the amendment and conversion of the said loan notes, capital contribution or share issuance; (c) the consummation of the transactions pursuant to the William Hill Australia Acquisition Agreement, the CrownBet Acquisition Agreement and the Investment and Funding Transactions; (d) the execution, delivery and performance of the Loan Documents, the creation of the Liens pursuant to the Security Documents, and the initial borrowings hereunder and the use of proceeds thereof including (i) the Dutch Borrower entering into hedges to effect currency swaps; (ii) the Dutch Borrower using the proceeds to lend to, or acquire Equity Interests in, the Purchaser and (iii) the Purchaser using said proceeds to consummate the Sky Acquisition and, with its subsidiaries, to manage foreign exchange risks through internal swaps, intra-group loans as well as intra-group share subscriptions; (e) any corporate restructuring to simplify the corporate structure following the Acquisition, including by way of winding-up or dissolution of Subsidiaries, mergers of Subsidiaries and elimination or reduction of inter-company balances; (f) the execution, delivery and performance of the Senior Unsecured Note Documents and the issuance of the Senior Unsecured Notes and the use of proceeds thereof; (g) the repayment in full of, and the termination of all obligations and commitments under, and liens with respect to, the Existing Stars Credit Agreement and the Existing Sky Credit Agreement; (h) the issuance by the Parent of common Equity Interests as contemplated by the Equity Offering Documents and the use of proceeds therefrom; and (i) the payment of all fees and expenses to be paid and owing in connection with the foregoing.

“Transaction Documents” shall mean the Acquisition Agreements, this Agreement, the other Loan Documents, the Senior Unsecured Note Documents and the Equity Offering Documents.

“Transaction Expenses” shall mean any fees or expenses incurred or paid by the Borrowers or any of its Subsidiaries or any of their Affiliates in connection with (i) the Transactions and the Transaction Documents and (ii) the transactions contemplated hereby and thereby.

“TSA” shall mean an agreement which takes effect as a tax sharing agreement under section 721-25 of the Australian Tax Act and complies with the Australian Tax Act and any law, official directive, request, guideline or policy (whether or not having the force of law) issued in connection with the Australian Tax Act.

“Type” shall mean, when used in respect of any Loan or Borrowing, the Rate by reference to which interest on such Loan or on the Loans comprising such Borrowing is determined.  For purposes hereof, the term “Rate” shall include the Adjusted LIBO Rate, BBR and the ABR.

“Unfunded Pension Liability” shall mean, as of the most recent valuation date for the applicable Plan, the excess of (1) the Plan’s actuarial present value (determined on the basis of reasonable assumptions employed by the independent actuary for such Plan for purposes of

Section 412 of the Code or Section 302 of ERISA) of its benefit liabilities (as defined in Section 4001(a)(16) of ERISA) over (2) the fair market value of the assets of such Plan.

“U.K. Security Documents” shall mean each agreement or instrument governed by the laws of England and Wales pursuant to or in connection with which any Loan Party grants a security interest in any Collateral for any of the Obligations, each as amended, restated, supplemented or otherwise modified from time to time.

“Uniform Commercial Code” shall mean the Uniform Commercial Code as the same may from time to time be in effect in the State of New York or the Uniform Commercial Code (or similar code or statute) of another jurisdiction in the United States of America, to the extent it may be required to apply to any item or items of Collateral.

“Unreimbursed Amount” shall have the meaning assigned to such term in Section 2.05(e).

“Unrestricted Cash” shall mean cash or cash equivalents of the Dutch Borrower or any of its Subsidiaries that would not appear as “restricted” or “customer deposits” on a consolidated balance sheet of the Dutch Borrower or any of its Subsidiaries.

“Unrestricted Subsidiary” shall mean (1) any Subsidiary of the Dutch Borrower identified on Schedule 1.01(D), (2) any other Subsidiary of the Dutch Borrower, whether now owned or acquired or created after the Closing Date, that is designated by the Dutch Borrower as an Unrestricted Subsidiary hereunder by written notice to the Administrative Agent; provided, that the Dutch Borrower shall only be permitted to so designate a new Unrestricted Subsidiary after the Closing Date so long as (a) no Default or Event of Default has occurred and is continuing or would result therefrom, (b) such Unrestricted Subsidiary shall be capitalized (to the extent capitalized by the Borrowers or any of their Subsidiaries) through Investments as permitted by, and in compliance with, Section 6.04, and any prior or concurrent Investments in such Subsidiary by the Borrowers or any of their Subsidiaries shall be deemed to have been made under Section 6.04, and (c) without duplication of clause (b), any net assets owned by such Unrestricted Subsidiary at the time of the initial designation thereof shall be treated as Investments pursuant to Section 6.04 and (d) immediately after giving effect to such designation, the Dutch Borrower shall be permitted to incur $1.00 of additional Indebtedness under Section 6.01(s)(i); and (3) any subsidiary of an Unrestricted Subsidiary.  The Dutch Borrower may designate any Unrestricted Subsidiary to be a Subsidiary for purposes of this Agreement (each, a “Subsidiary Redesignation”); provided, that (i)  no Event of Default under Section 7.01(b), (c), (h) or (i) shall have occurred and be continuing, (ii) immediately after giving effect to such redesignation, the Dutch Borrower shall be permitted to incur $1.00 of additional Indebtedness under Section 6.01(s)(i) and (iii) the Dutch Borrower shall have delivered to the Administrative Agent an officer’s certificate executed by a Responsible Officer of the Dutch Borrower, certifying to the best of such officer’s knowledge, compliance with the requirements of preceding clause (i).

“U.S. Bankruptcy Code” shall mean Title 11 of the United States Code, as amended.

“U.S. Collateral Agreement” shall mean the U.S. Collateral Agreement, dated as of the Closing Date, between the Co-Borrower and the Collateral Agent, as amended, restated, supplemented or otherwise modified from time to time.

“U.S. Holdings” shall have the meaning assigned to such term in the introductory paragraph of this Agreement.

“U.S. Lender” shall mean any Lender other than a Foreign Lender.

“U.S. Pledge Agreement” shall mean the U.S. Share Pledge Agreement, dated as of the Closing Date, between U.S. Holdings and the Collateral Agent, as amended, restated, supplemented or otherwise modified from time to time.

“U.S. Security Documents” shall mean the U.S. Collateral Agreement, the U.S. Pledge Agreement, each Intellectual Property Security Agreement, any Mortgage and each agreement or instrument governed by the laws of any state of the United States pursuant to or in connection with which a Loan Party grants a security interest in any Collateral for any of the Obligations, each as amended, restated, supplemented or otherwise modified from time to time.

“USA PATRIOT Act” shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (Title III of Pub. L. No. 107 56 (signed into law October 26, 2001)).

“USD Term Lender” shall mean a Lender with either a USD Term Loan Commitment or an outstanding USD Term Loan.

“USD Term Loans” shall mean the term loans made by the USD Term Lenders to the applicable Borrower on the Closing Date pursuant to Section 2.01(a)(i).

“USD Term Loan Commitment” shall mean, with respect to each USD Term Lender, the commitment of such Lender to make USD Term Loans hereunder as of the Closing Date.  The amount of each USD Term Lender’s USD Term Loan Commitment as of the Closing Date is set forth on Schedule 2.01.  The aggregate principal amount of the USD Term Loan Commitments as of the Closing Date is $3,575,000,000.

“VAT” shall mean (a) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and (b) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in clause (a) or imposed elsewhere.

“Voting Stock” shall mean, with respect to any person, such person’s Equity Interests having the right to vote for the election of directors of such person under ordinary circumstances.

“Weighted Average Life to Maturity” shall mean, when applied to any Indebtedness at any date, the number of years obtained by dividing:  (a) the sum of the products obtained by multiplying (i) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (ii) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by (b) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Subsidiary” of any person shall mean a subsidiary of such person, all of the Equity Interests of which (other than directors’ qualifying shares or nominee or other similar shares required pursuant to applicable law) are owned by such person or another

Wholly Owned Subsidiary of such person.  Unless the context otherwise requires, “Wholly Owned Subsidiary” shall mean a Subsidiary of the Dutch Borrower that is a Wholly Owned Subsidiary of the Dutch Borrower.

“William Hill Australia Acquisition Agreement” shall mean the Share Purchase Agreement, dated March 6, 2018, among William Hill Organization Limited, as seller, CrownBet Pty Ltd., as buyer, Parent, as guarantor, and the other parties party thereto, and any agreement, document or the like entered into in respect of any transaction contemplated in Section 6.04 for the purposes of, in connection with, pursuant to and/or in respect of the acquisition contemplated in such Share Purchase Agreement (including, without limitation, Section 6.04(gg) and the Investment and Funding Transactions), as the same may be amended, restated or otherwise modified from time to time.

“Withdrawal Liability” shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Working Capital” shall mean, with respect to the Dutch Borrower and the Subsidiaries on a consolidated basis at any date of determination, Current Assets at such date of determination minus Current Liabilities at such date of determination; provided, that, for purposes of calculating Excess Cash Flow, increases or decreases in Working Capital shall be calculated without regard to any changes in Current Assets or Current Liabilities as a result of (a) any reclassification in accordance with IFRS of assets or liabilities, as applicable, between current and noncurrent or (b) the effects of purchase accounting.

“Write-Down and Conversion Powers” shall mean, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

Section 1.02                             Terms Generally.  The definitions set forth or referred to in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined.  Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.”  All references herein to Articles, Sections, Exhibits and Schedules shall be deemed references to Articles and Sections of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require.  References to any matter being “permitted” under the Loan Documents shall include references to such matters not being prohibited or otherwise approved under the Loan Documents. Except as otherwise expressly provided herein, any reference in this Agreement to any Loan Document shall mean such document as amended, restated, supplemented or otherwise modified from time to time.  Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with IFRS, as in effect from time to time; provided, that, if the Dutch Borrower notifies the Administrative Agent that the Dutch Borrower requests an amendment to any provision hereof to eliminate the effect of any change occurring after the Closing Date in IFRS or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Dutch Borrower that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in IFRS or in the application thereof, then such provision shall be interpreted on the basis of IFRS as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith. Notwithstanding any changes in IFRS after the Closing Date, any lease of the Borrowers or the Subsidiaries, or of a special purpose or other entity not consolidated with the Dutch Borrower and its Subsidiaries at the time of its incurrence of such lease, that would be characterized as an operating lease under IFRS in effect on the Closing Date (whether such lease is entered into before or after the Closing Date) shall not constitute Indebtedness or a Capitalized Lease Obligation of the Borrowers or any Subsidiary under this Agreement or any other Loan Document as a result of such changes in IFRS.

Section 1.03                             Effectuation of Transactions.  Each of the representations and warranties of Holdings, U.S. Holdings and the Borrowers contained in this Agreement (and all corresponding definitions) are made after giving effect to the Transactions as shall have taken place on or prior to the date of determination, unless the context otherwise requires.

Section 1.04                             Exchange Rates; Currency Equivalents.  (a) The Administrative Agent or the Issuing Bank, as applicable, shall determine the Spot Rate as of each Revaluation Date to be used for calculating Dollar Equivalent amounts of Alternate Currency Letters of Credit, Alternate Currency Loans, BBR Loans and Eurocurrency Loans denominated in Euros and Pound Sterling.  Such Spot Rate shall become effective as of such Revaluation Date and shall be the Spot Rate employed in converting any amounts between the applicable currencies until the next Revaluation Date to occur. For purposes of determining compliance as of any date with Section 6.01 or Section 6.02 (other than for purposes of calculating financial ratios), amounts denominated in any currency other than Dollars shall be calculated as permitted by the third to last paragraph of Section 6.01. For purposes of determining compliance as of any date with any other Section in Article VI (other than for purposes of calculating financial ratios), amounts incurred, invested, loaned, advanced, acquired, Disposed of, sold, declared, paid, distributed or otherwise made or outstanding in any currency other than Dollars shall be calculated based on customary exchange rates in effect on the date of incurrence, Investment, loan, advance, acquisition, Disposition, sale, declaration, payment, distribution or other similar action was taken (or committed, at the option of the Dutch Borrower) as determined in good faith by the Dutch Borrower.  Except for purposes of financial statements delivered by Loan Parties hereunder or calculating financial ratios hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan Documents shall be such Dollar Equivalent amount as determined by the Administrative Agent in accordance with this Agreement.  If any limitation, threshold, ratio or basket is exceeded solely as a result of changes in currency exchange rates after the last time it was utilized, such limitation, threshold, ratio or basket will not be deemed to have been exceeded solely as a result of such fluctuations in currency exchange rates.

No Default or Event of Default shall arise as a result of any limitation, threshold, ratio or basket set forth in Dollars in Article VI or clause (f) or (j) of Section 7.01 being exceeded solely as a result of changes in currency exchange rates from those rates applicable on the first day of the fiscal quarter in which such determination occurs or in respect of which such determination is being made.  No Default or Event of Default shall arise as a result of the threshold set forth in Dollars in the definition of Material Indebtedness being exceeded solely as a result of changes in currency exchange rates from those rates applicable on the first day of the fiscal quarter in which such determination occurs or in respect of which such determination is being made.

(b)                                 Wherever in this Agreement in connection with a Borrowing, conversion, continuation or prepayment of a Eurocurrency Loan or BBR Loan or the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, Euros, Pound Sterling, Australian Dollars or an Alternate Currency, but such Borrowing, Eurocurrency Loan, BBR Loan or Letter of Credit is denominated in another currency, such amount shall be the Dollar Equivalent or Alternate Currency Equivalent of such Dollar amount (rounded to the nearest unit of such Alternate Currency, with 0.5 of a unit being rounded upward), as determined by the Administrative Agent or the applicable Issuing Bank, as applicable.

Section 1.05                             Additional Alternate Currencies for Loans.

(a)                                 The Borrowers may from time to time request that Eurocurrency Revolving Loans be made and/or Letters of Credit be issued in a currency other than Dollars, Pound Sterling, Australian Dollars or Euros; provided that such requested currency is a lawful currency (other than Dollars, Pound Sterling, Australian Dollars and Euro) that is readily available and freely transferable and convertible into Dollars. In the case of any such request with respect to the making of Revolving Facility Loans, such request shall be subject to the approval of the Administrative Agent; and in the case of any such request with respect to the issuance of Letters of Credit, such request shall be subject to the reasonable approval of the Administrative Agent and the Issuing Bank.

(b)                                 Any such request shall be made to the Administrative Agent not later than 11:00 a.m., Local Time, five (5) Business Days prior to the date of the desired Credit Event (or such other time or date as may be agreed by the Administrative Agent and, in the case of any such request pertaining to Letters of Credit, the Issuing Bank, in its or their sole discretion).  In the case of any such request pertaining to Eurocurrency Loans, the Administrative Agent shall promptly notify each Revolving Facility Lender thereof, and, in the case of any such request pertaining to Letters of Credit, the Administrative Agent shall promptly notify the Issuing Bank thereof.  Each Revolving Facility Lender (in the case of any such request pertaining to Eurocurrency Loans) or the Issuing Bank (in the case of a request pertaining to Letters of Credit) shall notify the Administrative Agent, not later than 11:00 a.m., Local Time, four (4) Business Days after receipt of such request whether it consents, in its sole discretion, to the making of Eurocurrency Loans or the issuance of Letters of Credit, as the case may be, in such requested currency.

(c)                                  Any failure by a Revolving Facility Lender or the Issuing Bank, as the case may be, to respond to such request within the time period specified in the preceding sentence shall be deemed to be a refusal by such Revolving Facility Lender or the Issuing Bank, as the case may be, to permit Revolving Facility Loans to be made or Letters of Credit to be issued in such requested currency.  If the Administrative Agent and all the Revolving Facility Lenders consent to making Revolving Facility Loans in such requested currency, the Administrative Agent shall so notify the applicable Borrower and such currency shall thereupon be deemed for all purposes to be an Alternate Currency hereunder for purposes of any Borrowings of Revolving Facility Loans; and if the Administrative Agent and the Issuing Bank consent to the issuance of Letters of Credit in such requested currency, the Administrative Agent shall so notify the applicable Borrower and such currency shall thereupon be deemed for all purposes to be an Alternate Currency hereunder for purposes of any Letter of Credit issuances. If the Administrative Agent shall fail to obtain consent to any request for an additional currency under this Section 1.05, the Administrative Agent shall promptly so notify the applicable Borrower.

Section 1.06                             Change of Currency.

(a)                                 Each obligation of the Borrowers to make a payment denominated in the national currency unit of any member state of the European Union that adopts the Euro as its lawful currency after the Closing Date shall be redenominated into Euro at the time of such adoption (in accordance with the EMU Legislation).  If, in relation to the currency of any such member state, the basis of accrual of interest expressed in this Agreement in respect of that currency shall be inconsistent with any convention or practice in the London interbank market for the basis of accrual of interest in respect of the Euro, such expressed basis shall be replaced by such convention or practice with effect from the date on which such member state adopts the Euro as its lawful currency; provided that if any Borrowing in the currency of such member state is outstanding immediately prior to such date, such replacement shall take effect, with respect to such Borrowing, at the end of the then current Interest Period.

(b)                                 Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect the adoption of the Euro by any member state of the European Union and any relevant market conventions or practices relating to the Euro.

(c)                                  Each provision of this Agreement also shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify to be appropriate to reflect a change in currency of any other country and any relevant market conventions or practices relating to the change in currency.

Section 1.07                             Timing of Payment or Performance.  Except as otherwise expressly provided herein, when the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day.

Section 1.08                             Times of Day.  Unless otherwise specified herein, all references herein to times of day shall be references to New York City time (daylight or standard, as applicable).

Section 1.09                             Parent Companies.  From time to time after the Closing Date, Parent may form one or more new Subsidiaries to become direct or indirect parent companies of a Borrower; provided that, contemporaneously with the formation of the new direct parent company of any Borrower (in each case, an “Intermediate Holdings”) and subject to the Collateral and Guarantee Requirements, such person enters into a supplement to the applicable Security Document (or, at the option of such person, a new Security Document in substantially similar form or such other form reasonably satisfactory to the Administrative Agent) duly executed and delivered on behalf of such person and such person is organized in a Security Jurisdiction. Immediately after any Intermediate Holdings complying with the proviso in the foregoing sentence, the Guarantee incurred by the then existing Holdings or U.S. Holdings shall automatically terminate and the then existing Holdings or U.S. Holdings, as applicable, shall be released from its obligations under the Loan Documents, shall cease to be a Loan Party and any Liens created by any Loan Documents on any assets or Equity Interests owned by the then existing Holdings or U.S. Holdings, as applicable, shall automatically be released (unless, in each case, the applicable Borrower shall elect in its sole discretion that such release of Holdings or U.S. Holdings shall not be effective), and thereafter Intermediate Holdings shall be deemed to be Holdings or U.S. Holdings, as applicable, for all purposes of this Agreement (until any additional Intermediate Holdings shall be formed in accordance with this Section 1.09).

Section 1.10                             Election Date.  In connection with any commitment, definitive agreement or similar event relating to an Investment or Disposition, the Dutch Borrower or applicable Subsidiary may designate such Investment or Disposition as having occurred on the date of the commitment, definitive agreement or similar event relating thereto (such date, the “Election Date”) if, after giving pro forma effect to such Investment or Disposition and all related transactions in connection therewith and any related pro forma adjustments, the Borrowers or any of their Subsidiaries would have been permitted to make such Investment or Disposition on the relevant Election Date in compliance with this Agreement, and any related subsequent actual making of such Investment or Disposition will be deemed for all purposes under this Agreement to have been made on such Election Date, including, without limitation, for purposes of calculating any ratio, compliance with any test, usage of any baskets hereunder (if applicable) and EBITDA and for purposes of determining whether there exists any Default or Event of Default (and all such calculations on and after such Election Date until the termination, expiration, passing, rescission, retraction or rescindment of such commitment, definitive agreement or similar event shall be made on a Pro Forma Basis giving effect thereto and all related transactions in connection therewith).

Section 1.11                             Dutch Terms.  In this Agreement, where it refers to a Dutch Loan Party, a reference to:

(a)                                 a security interest includes any mortgage (hypotheek), pledge (pandrecht), retention-of-title arrangement (eigendomsyoorbehoud), a right of retention (recht van retentie), right to reclaim goods (recht van reclame), privilege (voorrecht)  and, in general, any right in rem (beperkt recht) created for the purpose of granting security (goederenrechtelijk zekerheidsrecht);

(b)                                 a director in relation to a Dutch Loan Party, means a managing director (bestuurder) and board of directors means its management board (bestuur);

(c)                                  an insolvency, liquidation or administration includes a Dutch entity being declared bankrupt (failliet verklaard), being subject to emergency measures (noodregeling) or dissolved (ontbonden);

(d)                                 a moratorium includes surseance van betaling and being subject to a moratorium includes surseance verleend;

(e)                                  any insolvency, liquidation or administration or any steps taken in connection therewith include a Dutch entity having filed a notice under section 36 of the Dutch Tax Collection Act (Invorderingswet 1990) or section 23 of the Sectoral Pension Fund (Obligatory Membership) Act 2000 (Wet verplichte deelneming in een bedrijf pensioenfonds 2000);

(f)                                   a receiver or trustee in bankruptcy includes a curator;

(g)                                  an administrator includes a bewindvoerder; and

(h)                                 an attachment refers to an “executoriaal beslag” and attaching or taking possession of (any of those terms) includes “beslag leggen”.

Section 1.12                             Canadian Terms.  For purposes of any assets, liabilities or entities located in the Province of Québec and for all other purposes pursuant to which the interpretation or construction of this Agreement may be subject to the laws of the Province of Québec or a court or tribunal exercising jurisdiction in the Province of Québec, (i) “personal property” shall be deemed to include “movable property”, (ii) “real property” shall be deemed to include “immovable property”, (iii) “tangible property” shall be deemed to include “corporeal property”, (iv) “intangible property” shall be deemed to include “incorporeal property”, (v) “security interest”, “mortgage” and “lien” shall be deemed to include a “hypothec”, “prior claim”, “reservation of ownership” and a “resolutory clause”, (vi) all references to filing, registering or recording under the UCC or PPSA shall be deemed to include publication under the Civil Code of Québec, (vii) all references to “perfection” of or “perfected” liens or security interest shall be deemed to include a reference to an “opposable” or “set up” hypothec as against third persons, (viii) any “right of offset”, “right of setoff” or similar expression shall be deemed to include a “right of compensation”, (ix) “goods” shall be deemed to include “corporeal movable property” other than chattel paper, documents of title, instruments, money and securities, (x) an “agent” shall be deemed to include a “mandatary”, (xi) “construction liens” shall be deemed to include “legal hypothecs in favour of persons having taken part in the construction or renovation of an immovable”; (xii) “joint and several” shall be deemed to include “solidary”; (xiii) “gross negligence or willful misconduct” shall be deemed to be “intentional or gross fault”; (xiv) “beneficial ownership” shall be deemed to include “ownership”; (xv) “legal title” shall be deemed to include “holding title on behalf of an owner as mandatary or prête-nom”; (xvi) “easement” shall be deemed to include “servitude”; (xvii) “priority” shall be deemed to include “rank” or “prior claim”, as applicable; (xviii) “survey” shall be deemed to include “certificate of location and plan”; (xix) “state” shall be deemed to include “province”; (xx) “fee simple title” shall be deemed to include “ownership” (including ownership under a right of superficies); (xxi) “ground lease” shall be deemed to include “emphyteusis” or a “lease with a right of superficies”, as applicable; (xxii) “leasehold interest” or “leasehold estate” as a property right has no equivalent under the laws of the Province of Québec; and (xxiii) “lease” shall be deemed to include a “contract of leasing (crédit-bail)”.

Section 1.13                             Australian Terms.  In this Agreement, where it refers to an Australian Loan Party, a reference to a security interest includes an Australian PPS Security Interest.

Section 1.14                             Agreed Guarantee and Security Principles.  In the case of any Loan Parties organized outside of the United States, the Security Documents, the Subsidiary Guarantee Agreement and each other guaranty and security document delivered hereunder or to be delivered under this Agreement and any obligation to enter into such document or obligation in each case by any subsidiary shall be granted in accordance with the Agreed Guarantee and Security Principles set forth in Schedule 1.14.

Section 1.15                             Australian Code of Banking Practice.  The parties agree that the Australian Code of Banking Practice does not apply to the Loan Documents and the transactions under them.

ARTICLE II

The Credits

Section 2.01                             Commitments.  Subject to the terms and conditions set forth herein:

(a)                                 (i) Each USD Term Lender severally agrees to make USD Term Loans denominated in Dollars to the applicable Borrowers on the Closing Date in an aggregate principal amount not to exceed the amount of such USD Term Lender’s USD Term Loan Commitment, and (ii) each Euro Term Lender severally agrees to make Euro Term Loans denominated in Euros to the applicable Borrowers on the Closing Date in an aggregate principal amount not to exceed the amount of such Euro Term Lender’s Euro Term Loan Commitment.

(b)                                 Each of the Euro Term Loans shall be Eurocurrency Term Loans, and the USD Term Loans shall be ABR Term Loans or Eurocurrency Term Loans, as further provided herein.

(c)                                  Each Revolving Facility Lender agrees to make Revolving Facility Loans of a Class to be denominated in Dollars, Euros, Pound Sterling, Australian Dollars or, subject to Section 1.05, an Alternate Currency, as applicable, to the Borrowers from time to time during the Availability Period in an aggregate principal amount that will not result in (i) such Lender’s Revolving Facility Credit Exposure of such Class exceeding such Lender’s Revolving Facility Commitment of such Class or (ii) the aggregate Revolving Facility Credit Exposure of such Class exceeding the total Revolving Facility Commitments of such Class.  Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrowers may borrow, prepay and reborrow Revolving Facility Loans.

(d)                                 Each Lender having an Incremental Term Loan Commitment agrees, subject to the terms and conditions set forth in the applicable Incremental Assumption Agreement, to make Incremental Term Loans to the Borrower, in an aggregate principal amount not to exceed its Incremental Term Loan Commitment.

(e)                                  Amounts of Term B Loans borrowed under Section 2.01(a) that are repaid or prepaid may not be reborrowed.

Section 2.02                             Loans and Borrowings.  (a)  Each Loan shall be made as part of a Borrowing consisting of Loans under the same Facility and of the same Type and in the same currency made by the Lenders ratably in accordance with their respective Commitments under the applicable Facility; provided, however, that Revolving Facility Loans of any Class shall be made by the Revolving Facility Lenders of such Class ratably in accordance with their respective Revolving Facility Percentages on the date such Loans are made hereunder.  The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided, that the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required.

(b)                                 Subject to Section 2.14, (w) each Borrowing shall be comprised entirely of ABR Loans, BBR Loans or Eurocurrency Loans as the Borrowers may request in accordance herewith, (x) each Borrowing denominated in Dollars shall be comprised entirely of ABR Loans or Eurocurrency Loans as the Borrowers may request in accordance herewith, (y) each Borrowing denominated in Euro, Pound Sterling or an Alternate Currency shall be comprised entirely of

Eurocurrency Loans as the Borrowers may request in accordance herewith and (z) each Borrowing denominated in Australian Dollars shall be comprised entirely of BBR Loans as the Borrowers may request in accordance herewith.  ABR Loans shall be denominated in Dollars.  Each Lender at its option may make any ABR Loan, BBR Loan or Eurocurrency Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided, that (i) any exercise of such option shall not affect the obligation of the Borrowers to repay such Loan in accordance with the terms of this Agreement, (ii) such Lender shall not be entitled to any amounts payable under Section 2.15 or 2.17 solely in respect of increased costs resulting from such exercise and existing at the time of such exercise; (iii) each such Lender shall remain liable and responsible for the performance of all obligations assumed by any domestic or foreign branch or Affiliate of such Lender so nominated by it and (iv) the non-performance of a Lender’s obligations by any domestic or foreign branch or Affiliate of such Lender so nominated by it shall not relieve the Lender from its obligations under this Agreement.

(c)                                  At the commencement of each Interest Period for any Eurocurrency Revolving Facility Borrowing or BBR Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum.  At the time that each ABR Revolving Facility Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum; provided, that a Revolving Facility Borrowing may be in an aggregate amount that is equal to the entire unused available balance of the Revolving Facility Commitments or that is required to finance the reimbursement of an L/C Disbursement as contemplated by Section 2.05(e).  Revolving Facility Loans may be ABR Revolving Facility Borrowings, Eurocurrency Revolving Facility Borrowings or BBR Revolving Facility Borrowings, or a combination thereof; provided that, all Revolving Facility Loans denominated in an Alternate Currency must be Eurocurrency Revolving Loans and all Revolving Facility Loans denominated in Australian Dollars must be BBR Revolving Loans.  Borrowings of more than one Type may be outstanding at the same time; provided, however, that the Borrower shall not be entitled to request any Borrowing that, if made, would result in more than (i)  10 Eurocurrency Borrowings and BBR Borrowings outstanding under all Term Facilities at any time and (ii)  10 Eurocurrency Borrowings and BBR Borrowings outstanding under all Revolving Facilities at any time.  Borrowings having different Interest Periods, regardless of whether they commence on the same date, shall be considered separate Borrowings.

(d)                                 Notwithstanding any other provision of this Agreement, the Borrowers shall not be entitled to request, or to elect to convert or continue, any Borrowing of any Class if the Interest Period requested with respect thereto would end after the Revolving Facility Maturity Date or the Term Facility Maturity Date for such Class, as applicable.

Section 2.03                             Requests for Borrowings.  To request a Revolving Facility Borrowing and/or a Term Borrowing, a Borrower shall notify the Administrative Agent of such request by telephone or electronically (a) in the case of a Eurocurrency Borrowing, not later than 2:00 p.m., Local Time, three (3) Business Days before the date of the proposed Borrowing whether denominated in Dollars, Euros or Pound Sterling (or in an Alternate Currency if such Alternate Currency has been approved pursuant to Section 1.05), (b) in the case of a BBR Borrowing, not later than 2:00 p.m., Local Time, three (3) Business Days before the date of the proposed Borrowing, or (c) in the case of an ABR Borrowing, not later than 10:00 a.m. Local Time, on the Business Day of the proposed Borrowing (or, in each case, such shorter period as the Administrative Agent may agree); provided, that, (i) to request a Eurocurrency Borrowing of Eurocurrency Term Loans and/or ABR Borrowing on the Closing Date, a Borrower shall notify the Administrative Agent of such request by telephone not later than 2:00 p.m., New York City time, one Business Day prior to the Closing Date (or such later time as the Administrative Agent may agree), (ii) any such notice of an ABR Revolving Facility Borrowing to finance the reimbursement of an L/C Disbursement as contemplated by Section 2.05(e) may be given not later than 12:00 noon, Local Time, on the Business Day of the proposed Borrowing and (iii) any such notice of an Incremental Revolving Borrowing or Incremental Term Borrowing may be given at such time as provided in the applicable Incremental Assumption Agreement.  Each such telephonic Borrowing Request shall be irrevocable (other than in the case of any notice given in respect of the Closing Date, which may be conditioned upon the consummation of the Sky Acquisition or, in the case of notice given in respect of Incremental Commitments, which may be conditioned as provided in the applicable Incremental Assumption Agreement) and shall be confirmed promptly by hand delivery or electronic means to the Administrative Agent of a written Borrowing Request signed by the Borrower.  Each such telephonic and written Borrowing Request shall specify the following information in compliance with Section 2.02:

(i)                                     whether such Borrowing is to be a Borrowing of Term B Loans, Revolving Facility Loans, Refinancing Term Loans, Other Term Loans, Other Revolving Loans or Replacement Revolving Loans as applicable;

(ii)                                  the Borrower or Borrowers making the requested Borrowing, and the aggregate amount and currency of such Borrowing (which, in the case of a Revolving Facility Borrowing, shall be denominated in Dollars, Euros, Pound Sterling, Australian Dollars or, subject to Section 1.05, an Alternate Currency, and, in the case of a Term Borrowing, shall be denominated in Dollars, Sterling and/or Euros or any Alternate Currency agreed in the applicable Incremental Assumption Agreement);

(iii)                               the date of such Borrowing, which shall be a Business Day;

(iv)                              whether such Borrowing is to be a Eurocurrency Borrowing, an ABR Borrowing or a BBR Borrowing;

(v)                                 in the case of a Eurocurrency Borrowing or BBR Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and

(vi)                              the location and number of the applicable Borrower’s account to which funds are to be disbursed.

If no election as to the currency of any Revolving Facility Borrowing or Term Borrowing is made, then the requested Borrowing shall be made in Dollars. If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be (x) an ABR Borrowing in the case of Loans denominated in Dollars, (y) a Eurocurrency Borrowing in the case of Loans denominated in Euros, Pound Sterling or any other Alternate Currency or (z) a BBR Borrowing in the case of Loans denominated in Australian Dollars.  If no Interest Period is specified with respect to any requested Eurocurrency Borrowing or BBR Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.  Promptly following receipt of a Borrowing Request in accordance with this Section 2.03, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.

Section 2.04                             [Reserved.]

Section 2.05                             Letters of Credit.  (a) General.  Subject to the terms and conditions set forth herein, any Borrower may request the issuance of one or more letters of credit or bank guarantees in Dollars, Euros, Pound Sterling and/or Australian Dollars (or, subject to Section 1.05, any Alternate Currency) in the form of (x) trade letters of credit or bank guarantees in support of trade obligations of the such Borrower and its Subsidiaries incurred in the ordinary course of business (such letters of credit or bank guarantees issued for such purposes, “Trade Letters of Credit”) and (y) standby letters of credit issued for any other lawful purposes of such Borrower and its Subsidiaries (such letters of credit issued for such purposes, “Standby Letters of Credit”; each such letter of credit or bank guarantee, issued hereunder, a “Letter of Credit” and collectively, the “Letters of Credit”) for its own account or for the account of any Subsidiary in a form reasonably acceptable to the applicable Issuing Bank, at any time and from time to time during the applicable Availability Period and prior to the date that is five (5) Business Days prior to the applicable Revolving Facility Maturity Date; provided, that (x) no Issuing Bank shall be required to issue Trade Letters of Credit unless it agrees in writing to do so in its sole discretion, (y) the Borrowers shall remain primarily liable in the case of, and be co-obligors with respect to, a Letter of Credit issued for the account of a Subsidiary, and (z) the applicable Issuing Bank shall not be obligated to issue Letters of Credit if any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, the issuance of such Letter of Credit would violate any Requirements of Law binding upon such Issuing Bank or the issuance of the Letter of Credit would, in the sole discretion of such Issuing Bank, violate one or more policies of such Issuing Bank applicable to letters of credit generally.  In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by a Borrower to, or entered into by a Borrower with, an Issuing Bank relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b)                                 Notice of Issuance, Amendment, Renewal, Extension: Certain Conditions.  To request the issuance of a Letter of Credit (or the amendment, renewal (other than an automatic extension in accordance with paragraph (c) of this Section 2.05) or extension of an outstanding Letter of Credit), the applicable Borrower shall hand deliver or transmit by electronic communication, if arrangements for doing so have been approved by the applicable Issuing Bank, to the applicable Issuing Bank and the Administrative Agent (at least three (3) Business Days (or, in the case of an Alternate Currency Letter of Credit, at least five (5) Business Days) in advance of the requested date of issuance, amendment or extension or such shorter period as the Administrative Agent and the applicable Issuing Bank in their sole discretion may agree) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended or extended, and specifying the date of issuance, amendment or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with paragraph (c) of this Section 2.05), the amount and currency (which may be Dollars, Euros, Pound Sterling, Australian Dollars or, subject to Section 1.05, any Alternate Currency) of such Letter of Credit, the name and address of the beneficiary thereof, whether such Letter of Credit constitutes a Standby Letter of Credit or a Trade Letter of Credit and such other information as shall be necessary to issue, amend or extend such Letter of Credit.  If requested by the applicable Issuing Bank, the applicable Borrower also shall submit a letter of credit application on such Issuing Bank’s standard form in connection with any request for a Letter of Credit.  A Letter of Credit shall be issued, amended or extended only if (and upon issuance, amendment or extension of each Letter of Credit such Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment or extension, (i) the Revolving Facility Credit Exposure shall not exceed the applicable Revolving Facility Commitments, (ii) the Revolving L/C Exposure shall not exceed the Letter of Credit Sublimit and (iii) with respect to the applicable Issuing Bank, the stated amount of all outstanding Letters of Credit issued by such Issuing Bank shall not exceed the applicable Specified L/C Sublimit of such Issuing Bank then in effect.  For the avoidance of doubt, no Issuing Bank shall be obligated to issue an Alternate Currency Letter of Credit if such Issuing Bank does not otherwise issue letters of credit in such Alternate Currency.

(c)                                  Expiration Date.  Each Letter of Credit shall expire at or prior to the close of business on the earlier of (i) the date one year (unless otherwise agreed upon by the applicable Borrower and the applicable Issuing Bank in their sole discretion) after the date of the issuance of such Letter of Credit (or, in the case of any extension thereof, one year (unless otherwise agreed upon by such Borrower and the applicable Issuing Bank in their sole discretion) after such renewal or extension) and (ii) the date that is five (5) Business Days prior to the applicable Revolving Facility Maturity Date; provided, that any Letter of Credit with a one year tenor may provide for automatic renewal or extension thereof for additional one year periods (which, in no event, shall extend beyond the date referred to in clause (ii) of this paragraph (c)) so long as such Letter of Credit permits the applicable Issuing Bank to prevent any such extension at least once in each twelve-month period (commencing with the date of issuance of such Letter of Credit) by giving prior notice to the beneficiary thereof within a time period during such twelve-month period to be agreed upon at the time such Letter of Credit is issued; provided, further, that if such Issuing Bank consents in its sole discretion, the expiration date on any Letter of Credit may extend beyond the date referred to in clause (ii) above, provided, that if any such Letter of Credit is outstanding or is issued under the Revolving Facility Commitments of any Class after the date that is five Business Days prior to the Revolving Facility Maturity Date for such Class such Borrower shall provide Cash Collateral pursuant to documentation reasonably satisfactory to the Administrative Agent and the relevant Issuing Bank in an amount equal to the face amount of each such Letter of Credit on or prior to the date that is five Business Days prior to such Revolving Facility Maturity Date or, if later, such date of issuance.

(d)                                 Participations.  By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) under the Revolving Facility Commitments of any Class and without any further action on the part of the applicable Issuing Bank or the Revolving Facility Lenders, such Issuing Bank hereby grants to each Revolving Facility Lender under such Class, and each such Revolving Facility Lender hereby acquires from such Issuing Bank, a participation in such Letter of Credit equal to such Revolving Facility Lender’s applicable Revolving Facility Percentage of the aggregate amount available to be drawn under such Letter of Credit (calculated, in the case of Alternate Currency Letters of Credit, based on the Dollar Equivalent thereof).  In consideration and in furtherance of the foregoing, each Revolving Facility Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the applicable Issuing Bank, in Dollars, such Revolving Facility Lender’s applicable Revolving Facility Percentage of each L/C Disbursement made by such Issuing Bank and not reimbursed by the applicable Borrower on the date due as provided in paragraph (e) of this Section 2.05, or of any reimbursement payment required to be refunded to such Borrower for any reason (calculated, in the case of any Alternate Currency Letter of Credit, based on the Dollar Equivalent thereof).  Each Revolving Facility Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment, renewal or extension of any Letter of Credit or the occurrence and continuance of a Default or Event of Default or reduction or termination of the Commitments or the fact that, as a result of changes in currency exchange rates, such Revolving Facility Lender’s Revolving Facility Credit Exposure at any time might exceed its Revolving Facility Commitment at such time (in which case Section 2.11(f) would apply), and that each such payment shall be made without any offset, abatement, withholding or reduction whatsoever.

(e)                                  Reimbursement.  If the applicable Issuing Bank shall make any L/C Disbursement in respect of a Letter of Credit, the applicable Borrower shall reimburse such L/C Disbursement by paying to the Administrative Agent in Dollars, or, in such Borrower’s discretion, in the currency in which the relevant Letter of Credit is denominated, an amount equal to such L/C Disbursement (or, in the case of an Alternate Currency Letter of Credit, if paid in Dollars rather than the currency in which the relevant Letter of Credit is denominated, the Dollar Equivalent thereof) not later than 2:00 p.m., Local Time, on the first Business Day after such Borrower receives notice under paragraph (g) of this Section 2.05 of such L/C Disbursement (or the second Business Day, if such notice is received after 12:00 noon, Local Time), together with accrued interest thereon from the date of such L/C Disbursement at the rate applicable to such Revolving Facility Loans of the applicable Class; provided, that such Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 or 2.04 that such payment be financed with an ABR Revolving Facility Borrowing of the applicable Class in an equivalent amount and, to the extent so financed, such Borrower’s obligation to make such payment shall be discharged and replaced by the resulting ABR Revolving Facility Borrowing.  If such Borrower fails to reimburse any L/C Disbursement when due, then the Administrative Agent shall promptly notify the applicable Issuing Bank and each other applicable Revolving Facility Lender of the applicable L/C Disbursement, the payment then due from such Borrower in respect thereof (the “Unreimbursed Amount”) and, in the case of a Revolving Facility Lender, such Lender’s Revolving Facility Percentage thereof.  Promptly following receipt of such notice, each Revolving Facility Lender with a Revolving Facility Commitment of the applicable Class shall pay to the Administrative Agent in Dollars its Revolving Facility Percentage of the Unreimbursed Amount in the same manner as provided in Section 2.06 with respect to Loans made by such Lender (and Section 2.06 shall apply, mutatis mutandis, to the payment obligations of the Revolving Facility Lenders), and the Administrative Agent shall promptly pay to the applicable Issuing Bank the amounts so received by it from the Revolving Facility Lenders.  Promptly following receipt by the Administrative Agent of any payment from such Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to the applicable Issuing Bank or, to the extent that Revolving Facility Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Lenders and such Issuing Bank as their interests may appear.  Any payment made by a Revolving Facility Lender pursuant to this paragraph to reimburse an Issuing Bank for any L/C Disbursement (other than the funding of an ABR Revolving Loan as contemplated above) shall not constitute a Loan and shall not relieve such Borrower of its obligation to reimburse such L/C Disbursement.

(f)                                   Obligations Absolute.  The obligation of a Borrower to reimburse L/C Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit or this Agreement, or any term or provision therein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) payment by the applicable Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, any Borrower’s obligations hereunder.  Neither the Administrative Agent, the Lenders nor any Issuing Bank, nor any of their Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms or any consequence arising from causes beyond the control of such Issuing Bank, or any of the circumstances referred to in clauses (i), (ii) or (iii) of the first sentence; provided, that the foregoing shall not be construed to excuse the applicable Issuing Bank from liability to the Borrowers to the extent of any direct damages (as opposed to consequential damages, claims in respect of which are hereby waived by the Borrowers to the extent permitted by applicable law) suffered by the Borrowers that are determined by final and binding decision of a court of competent jurisdiction to have been caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof.  The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of the applicable Issuing Bank, such Issuing Bank shall be deemed to have exercised care in each such determination.  In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented that appear on their face to be in substantial compliance with the terms of a Letter of Credit, the applicable Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.

(g)                                  Disbursement Procedures.  The applicable Issuing Bank shall, promptly following its receipt thereof, examine all documents purporting to represent a demand for payment under a Letter of Credit.  Such Issuing Bank shall promptly notify the Administrative Agent and the applicable Borrower by telephone (confirmed by electronic means) of any such demand for payment under a Letter of Credit and whether such Issuing Bank has made or will make an L/C Disbursement thereunder; provided, that any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such Issuing Bank and the Revolving Facility Lenders with respect to any such L/C Disbursement.

(h)                                 Interim Interest.  If an Issuing Bank shall make any L/C Disbursement, then, unless the applicable Borrower shall reimburse such L/C Disbursement in full on the date such L/C Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such L/C Disbursement is made to but excluding the date that such Borrower reimburses such L/C Disbursement, at the rate per annum then applicable to ABR Revolving Loans of the applicable Class; provided, that, if such L/C Disbursement is not reimbursed by the Borrower when due pursuant to paragraph (e) of this Section, then Section 2.13(d) shall apply.  Interest accrued pursuant to this paragraph shall be for the account of the applicable Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Facility Lender pursuant to paragraph (e) of this Section 2.05 to reimburse such Issuing Bank shall be for the account of such Revolving Facility Lender to the extent of such payment.

(i)                                     Replacement of an Issuing Bank.  An Issuing Bank may be replaced at any time by written agreement among the applicable Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank.  The Administrative Agent shall notify the Lenders of any such replacement of an Issuing Bank.  At the time any such replacement shall become effective, such Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.12.  From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of the replaced Issuing Bank under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require.  After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of such Issuing Bank under this Agreement with respect to Letters of Credit issued by it prior to such replacement but shall not be required to issue additional Letters of Credit.

(j)                                    Cash Collateralization Following Certain Events.  If and when the applicable Borrower is required to Cash Collateralize any Revolving L/C Exposure relating to any outstanding Letters of Credit pursuant to any of Section 2.05(c), 2.11(e), 2.11(f), 2.11(g), 2.22(a)(v) or 7.01, such Borrower shall deposit in an account with or at the direction of the Collateral Agent, in the name of the Collateral Agent and for the benefit of the Revolving Facility Lenders, an amount in cash in Dollars equal to the Revolving L/C Exposure as of such date (or, in the case of Sections 2.05(c), 2.11(e), 2.11(f), 2.11(g) and 2.22(a)(v), the portion thereof required by such sections).  Each deposit of Cash Collateral (x) made pursuant to this paragraph or (y) made by the Administrative Agent pursuant to Section 2.22(a)(ii), in each case, shall be held by the Collateral Agent as collateral for the payment and performance of the obligations of such Borrower under this Agreement.  The Collateral Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account.  Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of (i) for so long as an Event of Default shall be continuing, the Collateral Agent and (ii) at any other time, such Borrower, in each case, in Permitted Investments and at the risk and expense of such Borrower, such deposits shall not bear interest.  Interest or profits, if any, on such investments shall accumulate in such account.  Moneys in such account shall be applied by the Collateral Agent to reimburse each Issuing Bank for L/C Disbursements for which such Issuing Bank has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of such Borrower for the Revolving L/C Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Lenders with Revolving L/C Exposure representing greater than 50% of the total Revolving L/C Exposure), be applied to satisfy other obligations of such Borrower under this Agreement.  If the applicable Borrower is required to provide an amount of Cash Collateral hereunder as a result of the occurrence of an Event of Default or the existence of a Defaulting Lender or the occurrence of a limit under Section 2.11(e), (f) or (g) being exceeded, such amount (to the extent not applied as aforesaid) shall be returned to such Borrower within three Business Days after all Events of Default have been cured or waived or the termination of the Defaulting Lender status or the limits under Sections 2.11(e), (f) and (g) no longer being exceeded, as applicable.

(k)                                 Cash Collateralization Following Termination of the Revolving Facility.  Notwithstanding anything to the contrary herein, in the event of the prepayment in full of all outstanding Revolving Facility Loans and the termination of all Revolving Facility Commitments (a “Revolving Facility Termination Event”) in connection with which the applicable Borrower notifies any one or more Issuing Banks that it intends to maintain one or more Letters of Credit initially issued under this Agreement in effect after the date of such Revolving Facility Termination Event (each, a “Continuing Letter of Credit”), then the security interest of the Collateral Agent in the Collateral under the Security Documents may be terminated in accordance with Section 9.18 if each such Continuing Letter of Credit is Cash Collateralized in an amount equal to the Minimum L/C Collateral Amount, which shall be deposited with or at the direction of each such Issuing Bank.

(l)                                     Additional Issuing Banks.  From time to time, any Borrower may by notice to the Administrative Agent designate any Lender (in addition to the initial Issuing Banks) each of which agrees (in its sole discretion) to act in such capacity and is reasonably satisfactory to the Administrative Agent as an Issuing Bank.  Each such additional Issuing Bank shall execute a counterpart of this Agreement upon the approval of the Administrative Agent (which approval shall not be unreasonably withheld) and shall thereafter be an Issuing Bank hereunder for all purposes.

(m)                             Reporting.  Unless otherwise requested by the Administrative Agent, each Issuing Bank shall (i) provide to the Administrative Agent copies of any notice received from any Borrower pursuant to Section 2.05(b) no later than the next Business Day after receipt thereof and (ii) report in writing to the Administrative Agent (A) on or prior to each Business Day on which such Issuing Bank expects to issue, amend or extend any Letter of Credit, the date of such issuance, amendment or extension, and the aggregate face amount of the Letters of Credit to be issued, amended or extended by it and outstanding after giving effect to such issuance, amendment or extension occurred (and whether the amount thereof changed), and such Issuing Bank shall be permitted to issue, amend or extend such Letter of Credit if the Administrative Agent shall not have advised such Issuing Bank that such issuance, amendment or extension would not be in conformity with the requirements of this Agreement, (B) on each Business Day on which such Issuing Bank makes any L/C Disbursement, the date of such L/C Disbursement and the amount of such L/C Disbursement and (C) on any other Business Day, such other information with respect to the outstanding Letters of Credit issued by such Issuing Bank as the Administrative Agent shall reasonably request.

Section 2.06                             Funding of Borrowings.  (a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof by wire transfer of immediately available funds by 12:00 p.m., Local Time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders. The Administrative Agent will make such Loans available to the applicable Borrower by promptly crediting the amounts so received, in like funds, to an account or accounts designated by such Borrower as specified in the applicable Borrowing Request; provided, that ABR Revolving Loans made to finance the reimbursement of a L/C Disbursement and reimbursements as provided in Section 2.05(e) shall be remitted by the Administrative Agent to the applicable Issuing Bank.

(b)                                 Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing of Eurocurrency Loans or BBR Loans (or, in the case of any Borrowing of ABR Loans, prior to 12:00 p.m., Local Time, on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with clause (a) of this Section 2.06 and may, in reliance upon such assumption, make available to the applicable Borrower a corresponding amount.  In such event, if a Lender has not in fact made its share of the Borrowing available to the Administrative Agent, then the applicable Lender and the Borrowers severally (and jointly and severally with respect to the Borrowers) agree to pay to the Administrative Agent forthwith on demand (without duplication) such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the applicable Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of a payment to be made by such Lender, the greater of (A) the Federal Funds Effective Rate and (B) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of a payment to be made by the Borrowers, the interest rate applicable to ABR Loans under the applicable Facility at such time.  If the Borrowers and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrowers the amount of such interest paid by such Borrower for such period.  If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.  Any payment by the Borrowers shall be without prejudice to any claim the Borrowers may have against a Lender that shall have failed to make such payment to the Administrative Agent.

(c)                                  The foregoing notwithstanding, the Administrative Agent, in its sole discretion, may from its own funds make a Revolving Facility Loan on behalf of the Lenders.  In such event, the applicable Lenders on behalf of whom the Administrative Agent made the Revolving Facility Loan shall reimburse the Administrative Agent for all or any portion of such Revolving Facility Loan made on its behalf upon written notice given to each applicable Lender not later than 2:00 p.m., Local Time, on the Business Day such reimbursement is requested.  The entire amount of interest attributable to such Revolving Facility Loan for the period from and including the date on which such Revolving Facility Loan was made on such Lender’s behalf to but excluding the date the Administrative Agent is reimbursed in respect of such Revolving Facility Loan by such Lender shall be paid to the Administrative Agent for its own account.

Section 2.07                             Interest Elections.  (a) Each Borrowing initially shall be of the Type and under the applicable Class specified in the applicable Borrowing Request and, in the case of a Eurocurrency Borrowing or a BBR Borrowing, shall have an initial Interest Period as specified in such Borrowing Request.  Thereafter, the applicable Borrower may (in the case of a Eurocurrency Borrowing only) elect to convert such Borrowing to a different Type (to the extent such Borrowing is denominated in Dollars) or to continue such Borrowing and, in the case of a Eurocurrency Borrowing or BBR Borrowing. may elect Interest Periods therefor, all as provided in this Section.  The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.

(b)                                 To make an election pursuant to this Section, the applicable Borrower shall notify the Administrative Agent of such election by telephone, by the time that a Borrowing Request would be required under Section 2.03 if such Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election.  Each such telephonic Interest Election Request shall be irrevocable and shall be confirmed promptly by hand delivery or electronic means to the Administrative Agent of a written Interest Election Request signed by a Borrower.

(c)                                  Each telephonic and written Interest Election Request shall specify the following information in compliance with Section 2.02:

(i)                                     the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);

(ii)                                  the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;

(iii)                               whether the resulting Borrowing is to be an ABR Borrowing (if denominated in Dollars), a BBR Borrowing or a Eurocurrency Borrowing; and

(iv)                              if the resulting Borrowing is a Eurocurrency Borrowing or BBR Borrowing the Interest Period to be applicable thereto after giving effect to such election, which shall be a period contemplated by the definition of the term “Interest Period.”

If any such Interest Election Request requests a Eurocurrency Borrowing or a BBR Borrowing but does not specify an Interest Period, then the applicable Borrower shall be deemed to have selected an Interest Period of one month’s duration.  If less than all the outstanding principal amount of any Borrowing shall be converted or continued, then each resulting Borrowing shall be in an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum and satisfy the limitations specified in Sections 2.02(c) regarding the maximum number of Borrowings of the relevant Type.

(d)                                 Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender to which such Interest Election Request relates of the details thereof and of such Lender’s portion of each resulting Borrowing.

(e)                                  If the applicable Borrower fails to deliver a timely Interest Election Request with respect to a Eurocurrency Borrowing or BBR Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing (if denominated in Dollars) or continued as a Eurocurrency Borrowing or BBR Borrowing with a one-month Interest Period (if denominated in a currency other than Dollars). Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the written request (including a request through electronic means) of the Required Lenders, so notifies the Borrowers, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Eurocurrency Borrowing and (ii) unless repaid, each Eurocurrency Borrowing or BBR Borrowing shall (A) in the case of such a Borrowing made in Dollars, be converted to an ABR Borrowing at the end of the Interest Period applicable thereto and (B) in the case of such a Borrowing made in Euros, Pound Sterling, Australian Dollars or an Alternate Currency, be continued as a Eurocurrency Borrowing or BBR Borrowing, as applicable, with an Interest Period of one month’s duration.

Section 2.08                             Termination and Reduction of Commitments.  (a) Unless previously terminated, the Revolving Facility Commitments of each Class shall terminate on the applicable Revolving Facility Maturity Date for such Class.  On the Closing Date (after giving effect to the funding of the Term B Loans to be made on such date), the USD Term Loan Commitment and the Euro Term Loan Commitment, as applicable, of each Lender as of the Closing Date will terminate.

(b)                                 The Dutch Borrower may at any time terminate, or from time to time reduce, the Revolving Facility Commitments of any Class; provided, that (i) each reduction of the Revolving Facility Commitments of any Class shall be in an amount that is an integral multiple of $250,000 and not less than $1,000,000 (or, if less, the remaining amount of the Revolving Facility Commitments of such Class) and (ii) the Dutch Borrower shall not terminate or reduce the Revolving Facility Commitments of any Class if, after giving effect to any concurrent prepayment of the Revolving Facility Loans in accordance with Section 2.11 and any Cash Collateralization of Letters of Credit in accordance with Section 2.05(j) or (k), the Revolving Facility Credit Exposure of such Class (excluding any Cash Collateralized Letter of Credit) would exceed the total Revolving Facility Commitments of such Class.

(c)                                  The Dutch Borrower shall notify the Administrative Agent of any election to terminate or reduce the Revolving Facility Commitments of any Class under paragraph (b) of this Section 2.08 at least three Business Days prior to the effective date of such termination or reduction (or such shorter period acceptable to the Administrative Agent), specifying such election and the effective date thereof.  Promptly following receipt of any notice, the Administrative Agent shall advise the applicable Lenders of the contents thereof.  Each notice delivered by the Dutch Borrower pursuant to this Section 2.08 shall be irrevocable; provided, that a notice of termination or reduction of the Revolving Facility Commitments of any Class delivered by the Dutch Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities, indentures or similar agreements or other transactions, in which case such notice may be revoked by the Dutch Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied (or waived by the Borrower in its sole discretion) and/or rescinded at any time by the Dutch Borrower if the Dutch Borrower determines in its sole discretion that any or all of such conditions will not be satisfied (or waived).  Any termination or reduction of the Commitments of any Class shall be permanent.  Each reduction of the Commitments of any Class shall be made ratably among the applicable Lenders in accordance with their respective Commitments of such Class.

Section 2.09                             Repayment of Loans; Evidence of Debt.  (a) Each Borrower hereby jointly and severally unconditionally promises to pay (i) to the Administrative Agent for the account of each Revolving Facility Lender the then unpaid principal amount of each Revolving Facility Loan to such Borrower on the Revolving Facility Maturity Date applicable to such Revolving Facility Loans, and (ii) to the Administrative Agent for the account of each Lender the then unpaid principal amount of each Term Loan of such Lender as provided in Section 2.10.

(b)                                 Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrowers to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.

(c)                                  The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Facility, Class, Type and currency thereof and the Interest Period (if any) applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrowers to each Lender hereunder and (iii) any amount received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.

(d)                                 The entries made in the accounts maintained pursuant to clause (b) or (c) of this Section 2.09 shall be prima facie evidence (absent manifest error) of the existence and amounts of the obligations recorded therein; provided, that the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the obligation of the Borrowers to repay the Loans in accordance with the terms of this Agreement.

(e)                                  Any Lender may request that Loans made by it be evidenced by a promissory note (a “Note”).  In such event, the Borrowers shall prepare, execute and deliver to such Lender a promissory note payable to such Lender or its registered assigns and in a form approved by the Administrative Agent and reasonably acceptable to the Borrowers.  Thereafter, unless otherwise agreed to by the applicable Lender, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04)

be represented by one or more promissory notes in such form payable to the payee named therein or its registered assigns.

Section 2.10                             Repayment of Term Loans and Revolving Facility Loans.  (a) Subject to the other clauses of this Section 2.10 and to Section 9.08(e),

(i)                                     the Borrowers shall repay (x) the USD Terms Loans incurred on the Closing Date on the last day of each March, June, September and December of each year (commencing on the last day of the first fiscal quarter of the Dutch Borrower ending after the Closing Date) and on the applicable Term Facility Maturity Date or, if any such date is not a Business Day, on the next preceding Business Day (each such date being referred to as a “Term B Loan Installment Date”), in an aggregate principal amount of such USD Terms Loans equal to (A) in the case of quarterly payments due prior to the applicable Term Facility Maturity Date, an amount equal to 0.25% of the aggregate principal amount of such USD Terms Loans outstanding immediately after the Closing Date, and (B) in the case of such payment due on the applicable Term Facility Maturity Date, an amount equal to the then unpaid principal amount of such USD Terms Loans outstanding; and (y) the Euro Terms Loans incurred on the Closing Date on the applicable Term Facility Maturity Date in an amount equal to the then unpaid principal amount of such Euro Terms Loans outstanding;

(ii)                                  in the event that any Incremental Term Loans are made, the Borrowers shall repay such Incremental Term Loans on the dates and in the amounts set forth in the related Incremental Assumption Agreement (each such date being referred to as an “Incremental Term Loan Installment Date”); and

(iii)                               to the extent not previously paid, outstanding Term Loans shall be due and payable on the applicable Term Facility Maturity Date.

(b)                                 To the extent not previously paid, outstanding Revolving Facility Loans shall be due and payable on the applicable Revolving Facility Maturity Date.

(c)                                  Prepayment of the Loans from:

(i)                                     all Net Proceeds pursuant to Section 2.11(b) and Excess Cash Flow pursuant to Section 2.11(c) shall be allocated to the Class or Classes of Term Loans determined pursuant to Section 2.10(d), with the application thereof to reduce in direct order amounts due on the succeeding Term Loan Installment Dates under such Classes as provided in the remaining scheduled amortization payments under such Classes; provided, that any Lender, at its option, may elect to decline any such prepayment of any Term Loan held by it (other than any prepayment from Refinancing Notes and/or Refinancing Term Loans) if it shall give written notice to the Administrative Agent thereof by 5:00 p.m. Local Time at least three Business Days prior to the date of such prepayment (any such Lender, a “Declining Lender”) and on the date of any such prepayment, any amounts that would otherwise have been applied to prepay Term Loans owing to Declining Lenders (such amounts, the “Declined Proceeds”) shall instead be retained by the Borrowers for application for any purpose not prohibited by this Agreement, and

(ii)                                  any optional prepayments of the Term Loans pursuant to Section 2.11(a) shall be applied to the remaining installments of the Term Loans under the applicable Class or Classes as the Dutch Borrower may in each case direct.

(d)                                 Any mandatory prepayment of Term Loans pursuant to Section 2.11(b) or (c) shall be applied so that the aggregate amount of such prepayment is allocated among the Term B Loans and the Other Term Loans, if any, pro rata based on the aggregate principal amount of outstanding Term B Loans and Other Term Loans, if any; provided, that, subject to the pro rata application to Loans outstanding within any Class of Term Loans, the Dutch Borrower may allocate such prepayment in its discretion among the Class or Classes of Term Loans as the Dutch Borrower may specify (so long as such allocation complies with Section 2.21(b) or Section 2.21(f), as applicable).  Prior to any prepayment of any Loan under any Facility hereunder, the Dutch Borrower shall select the Borrowing or Borrowings under the applicable Facility to be prepaid and shall notify the Administrative Agent by telephone (confirmed by electronic means) of such selection not later than 2:00 p.m., Local Time, (i) in the case of an ABR Borrowing, at least one Business Day before the scheduled date of such prepayment and (ii) in the case of a Eurocurrency Borrowing or BBR Borrowing, at least three Business Days before the scheduled date of such prepayment (or, in each case, such shorter period acceptable to the Administrative Agent); provided, that a notice of prepayment may state that such notice is conditioned upon the effectiveness of other credit facilities, indentures or similar agreements or other transactions, in which case such notice may be revoked by the Dutch Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied (or waived by the Dutch Borrower in its sole discretion) and/or rescinded at any time by the Dutch Borrower if the Dutch Borrower determines in its sole discretion that any or all of such conditions will not be satisfied (or waived).  Each repayment of a Borrowing (x) in the case of the Revolving Facility of any Class, shall be applied to the Revolving Facility Loans included in the repaid Borrowing such that each Revolving Facility Lender receives its ratable share of such repayment (based upon the respective Revolving Facility Credit Exposures of the Revolving Facility Lenders of such Class at the time of such repayment) and (y) in all other cases, shall be applied ratably to the Loans included in the repaid Borrowing.  All repayments of Loans shall be accompanied by accrued interest on the amount repaid to the extent required by Section 2.13(e).

Section 2.11                             Prepayment of Loans.  (a) The Borrowers shall have the right at any time and from time to time to prepay any Loan in whole or in part, without premium or penalty (but subject to Section 2.12(d) and Section 2.16), in an aggregate principal amount that is an integral multiple of the Borrowing Multiple and not less than the Borrowing Minimum or, if less, the amount outstanding, subject to prior notice in accordance with Section 2.10(d).

(b)                                 The Borrowers shall apply all Net Proceeds promptly upon receipt thereof to prepay Term Loans in accordance with clauses (c) and (d) of Section 2.10.  Notwithstanding the foregoing, the Borrowers may use a portion of such Net Proceeds to prepay or repurchase any Other First Lien Debt, in each case in an amount not to exceed the product of (x) the amount of such Net Proceeds and (y) a fraction, (A) the numerator of which is the outstanding principal amount of such Other First Lien Debt and (B) the denominator of which is the sum of the outstanding principal amount of such Other First Lien Debt and the outstanding principal amount of all Classes of Term Loans.

(c)                                  Not later than five (5) Business Days after the date on which the annual financial statements are, or are required to be, delivered under Section 5.04(a) with respect to each Excess Cash Flow Period, the Borrowers shall calculate Excess Cash Flow for such Excess Cash Flow Period and the Borrowers shall apply an amount equal to (i) the amount by which the

Required Percentage of such Excess Cash Flow exceeds $10,000,000 (the “ECF Threshold Amount”) minus (ii) to the extent not financed using the proceeds of the incurrence of funded term Indebtedness, the sum of (A) the amount of any voluntary payments during such Excess Cash Flow Period (plus, without duplication of any amounts previously deducted under this clause (A), the amount of any voluntary payments after the end of such Excess Cash Flow Period but before the date of prepayment under this clause (c)) of (x) Term Loans (it being understood that the amount of any such payment constituting a below-par Permitted Loan Purchase shall be calculated to equal the amount of cash used and not the principal amount deemed prepaid therewith) and (y) Other First Lien Debt (provided that (i) in the case of the prepayment of any revolving Indebtedness, there was a corresponding reduction in commitments and (ii) the maximum amount of each such prepayment of Other First Lien Debt that may be counted for purposes of this clause (A)(y) shall not exceed the amount that would have been prepaid in respect of such Other First Lien Debt if such prepayment had been applied on a ratable basis among the Term Loans and such Other First Lien Debt (determined based on the aggregate outstanding principal amount of Term Loans and the aggregate principal amount of such Other First Lien Debt on the date of such prepayment of such Other First Lien Debt)) and (B) the amount of any permanent voluntary reductions during such Excess Cash Flow Period (plus, without duplication of any amounts previously deducted under this clause (B), the amount of any permanent voluntary reductions after the end of such Excess Cash Flow Period but before the date of prepayment under this clause (c)) of Revolving Facility Commitments to the extent that an equal amount of Revolving Facility Loans was simultaneously repaid (I) to prepay Term Loans in accordance with clauses (c) and (d) of Section 2.10 or (II) to prepay Term Loans in accordance with clauses (c) and (d) of Section 2.10 and to prepay any Other First Lien Debt in accordance with the agreement(s) governing such Other First Lien Debt so long as the prepayments under this clause (II) are applied in a manner such that the Term Loans are prepaid on at least a ratable basis with such Other First Lien Debt (determined based on the aggregate outstanding principal amount of Term Loans and the aggregate outstanding principal amount of such Other First Lien Debt being prepaid under this clause (II) on the date of such prepayment).  Such calculation will be set forth in a certificate signed by a Financial Officer of the Dutch Borrower delivered to the Administrative Agent setting forth the amount, if any, of Excess Cash Flow for such fiscal year, the amount of any required prepayment in respect thereof and the calculation thereof in reasonable detail.

(d)                                 Notwithstanding any other provisions of this Section 2.11 to the contrary, (i) to the extent that any or all of the Net Proceeds of any Asset Sale by a Subsidiary, other than a Subsidiary Loan Party organized in a Security Jurisdiction, or Excess Cash Flow attributable to a Subsidiary, other than a Subsidiary Loan Party organized in a Security Jurisdiction, would otherwise be required to be applied pursuant to Section 2.11(b) or Section 2.11(c) but is prohibited, restricted or delayed by applicable local law from being repatriated to the applicable jurisdiction in which such amounts would otherwise be required to be applied pursuant to Section 2.11(b) or Section 2.11(c) (as determined in good faith by the Dutch Borrower), the portion of such Net Proceeds or Excess Cash Flow so affected will not be required to be applied to repay Term Loans or Other First Lien Debt at the times provided in Section 2.11(b) or Section 2.11(c) but may be retained by the applicable Subsidiary and (ii) to the extent that the Dutch Borrower has determined in good faith that repatriation of any Net Proceeds or Excess Cash Flow attributable to a Subsidiary, other than a Subsidiary Loan Party organized in a Security Jurisdiction, that would otherwise be required to be applied pursuant to Section 2.11(b) or Section 2.11(c) would have a material adverse tax consequence with respect to such Net Proceeds or Excess Cash Flow attributable to a Subsidiary, other than a Subsidiary Loan Party organized in a Security Jurisdiction, the Net Proceeds or Excess Cash Flow so affected may be retained by the applicable Subsidiary (the Dutch Borrower hereby agreeing to cause the applicable Subsidiary to promptly use commercially reasonable efforts to take all actions within the reasonable control of the Dutch Borrower that are reasonably required to eliminate such tax effects).

(e)                                  In the event that the aggregate amount of Revolving Facility Credit Exposure of any Class exceeds the total Revolving Facility Commitments of such Class (other than as a result of changes in currency exchange rates), the Dutch Borrower shall prepay Revolving Facility Borrowings of such Class (or, if no such Borrowings are outstanding, provide Cash Collateral in respect of outstanding Letters of Credit pursuant to Section 2.05(j)) in an aggregate amount equal to such excess.

(f)                                   In the event that the Revolving L/C Exposure exceeds the Letter of Credit Sublimit (other than as a result of changes in currency exchange rates), at the request of the Administrative Agent, the Dutch Borrower shall provide Cash Collateral pursuant to Section 2.05(j) in an aggregate amount equal to such excess.

(g)                                  If as a result of changes in currency exchange rates, on any Revaluation Date, (i) the Dollar Equivalent of the total Revolving Facility Credit Exposure of any Class exceeds the total Revolving Facility Commitments of such Class or (ii) the Revolving L/C Exposure exceeds the Letter of Credit Sublimit, the Dutch Borrower shall, at the request of the Administrative Agent, within ten (10) days of such Revaluation Date (A) prepay Revolving Facility Borrowings or (B) provide Cash Collateral pursuant to Section 2.05(j), in an aggregate amount such that the applicable exposure does not exceed the applicable commitment sublimit or amount set forth above.

Section 2.12                             Fees.  (a) The Dutch Borrower agrees to pay to each Lender (other than any Defaulting Lender), through the Administrative Agent, on the date that is three Business Days after the last day of March, June, September and December in each year and on the date on which the Revolving Facility Commitments of all the Lenders shall be terminated as provided herein, a commitment fee (a “Commitment Fee”) on the daily amount of the applicable Available Unused Commitment of such Lender during the preceding quarter (or other period commencing with the Closing Date or ending with the date on which the last of the Commitments of such Lender shall be terminated) at a rate equal to the Applicable Commitment Fee accrued up to the last Business Day of each March, June, September and December.  All Commitment Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days.  The Commitment Fee due to each Lender shall commence to accrue on the Closing Date and shall cease to accrue on the date on which the last of the Commitments of such Lender shall be terminated as provided herein.

(b)                                 The Dutch Borrower from time to time agrees to pay (i) to each Revolving Facility Lender of each Class (other than any Defaulting Lender), through the Administrative Agent, on the date that is three Business Days after the last day of March, June, September and December of each year and on the date on which the Revolving Facility Commitments of all the Lenders shall be terminated as provided herein, a fee in Dollars (an “L/C Participation Fee”) on such Lender’s Revolving Facility Percentage of the daily aggregate Revolving L/C Exposure (excluding the portion thereof attributable to unreimbursed L/C Disbursements) of such Class, during the preceding quarter (or shorter period commencing with the Closing Date or ending with the Revolving Facility Maturity Date or the date on which the Revolving Facility Commitments of such Class shall be terminated) at the rate per annum equal to the Applicable Margin for Eurocurrency Revolving Facility Borrowings or BBR Revolving Facility Borrowings, as applicable, of such Class effective for each day in such period accrued up to the last Business Day of each March, June, September and December, and (ii) to each Issuing

Bank, for its own account (x) on the date that is three Business Days after the last day of March, June, September and December of each year and on the date on which the Revolving Facility Commitments of all the Lenders shall be terminated, a fronting fee in respect of each Letter of Credit issued by such Issuing Bank for the period from and including the date of issuance of such Letter of Credit to and including the termination of such Letter of Credit, computed at a rate equal to 1/8 of 1.00% per annum of the Dollar Equivalent of the daily stated amount of such Letter of Credit, plus (y) in connection with the issuance, amendment or transfer of any such Letter of Credit or any L/C Disbursement thereunder, such Issuing Bank’s customary documentary and processing fees and charges (collectively, “Issuing Bank Fees”).  All L/C Participation Fees and Issuing Bank Fees that are payable on a per annum basis shall be computed on the basis of the actual number of days elapsed in a year of 360 days.

(c)                                  The Dutch Borrower agrees to pay to the Administrative Agent, for the account of the Administrative Agent, the “Senior Facilities Administration Fee” as set forth in the Fee Letter, as may be amended, restated, supplemented or otherwise modified from time to time, at the times specified therein (the “Administrative Agent Fees”).

(d)                                 In the event that, on or prior to the date that is six months after the Closing Date, the Borrowers shall (x) make a prepayment of the Term B Loans pursuant to Section 2.11(a) with the proceeds of any new or replacement tranche of secured term loans that have an All-in Yield that is less than the All-in Yield of such Term B Loans (other than, for the avoidance of doubt, with respect to securitizations) or (y) effect any amendment to this Agreement which reduces the All-in Yield of the Term B Loans (other than, in the case of each of clauses (x) and (y), in connection with a Change in Control or a transformative acquisition referred to in the last sentence of this paragraph), the Borrowers shall pay to the Administrative Agent, for the ratable account of each of the applicable Term Loan Lenders, (A) in the case of clause (x), a prepayment premium of 1.00% of the aggregate principal amount of the Term B Loans so prepaid and (B) in the case of clause (y), a fee equal to 1.00% of the aggregate principal amount of the applicable Term B Loans for which the All-in Yield has been reduced pursuant to such amendment.  Such amounts shall be due and payable on the date of such prepayment or the effective date of such amendment, as the case may be.  For purposes of this Section 2.12(d), a “transformative acquisition” is any acquisition by the Borrowers or any Subsidiary that is (i) not permitted by the terms of the Loan Documents immediately prior to the consummation of such acquisition or (ii) if permitted by the terms of the Loan Documents immediately prior to the consummation of such acquisition, would not provide the Dutch Borrowers and its Subsidiaries with adequate flexibility under the Loan Documents for the continuation and/or expansion of their combined operations following such consummation, as determined by the Borrower in good faith.

(e)                                  All Fees shall be paid on the dates due, in immediately available funds, to the Administrative Agent for distribution, if and as appropriate, among the Lenders, except that Issuing Bank Fees shall be paid directly to the applicable Issuing Banks.  Once paid, none of the Fees shall be refundable under any circumstances.

Section 2.13                             Interest.  (a) The Loans comprising each ABR Borrowing shall bear interest at the ABR plus the Applicable Margin.

(b)                                 The Loans comprising each Eurocurrency Borrowing shall bear interest at the applicable Adjusted LIBO Rate for the Interest Period in effect for such Borrowing plus the Applicable Margin for such Loans based on the applicable currency.

(c)                                  The Loans comprising each BBR Borrowing shall bear interest at BBR for the Interest Period in effect for such Borrowing plus the Applicable Margin.

(d)                                 Notwithstanding the foregoing, if any principal of or interest on any Loan or any Fees or other amount payable by the Borrowers hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2.00% plus the rate otherwise applicable to such Loan as provided in the preceding clauses of this Section 2.13 or (ii) in the case of any other overdue amount, 2.00% plus the rate applicable to ABR Loans as provided in clause (a) of this Section; provided, that this clause (d) shall not apply to any Event of Default that has been waived by the Lenders pursuant to Section 9.08.

(e)                                  Accrued interest on each Loan shall be payable in arrears (i) on each Interest Payment Date for such Loan, (ii) in the case of Revolving Facility Loans, upon termination of the applicable Revolving Facility Commitments and (iii) in the case of the Term Loans, on the applicable Term Facility Maturity Date; provided, that (A) interest accrued pursuant to clause (d) of this Section 2.13 shall be payable on demand, (B) in the event of any repayment or prepayment of any Loan (other than a prepayment of a Revolving Facility Loan that is an ABR Loan that is not made in conjunction with a permanent commitment reduction), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (C) in the event of any conversion of any Eurocurrency Loan or BBR Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.

(f)                                   All interest hereunder shall be computed on the basis of a year of 360 days, except that (i) interest computed by reference to the ABR at times when the ABR is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), (ii) interest computed with respect to the Sterling LIBO Rate and the BBR shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and (iii) in the case of interest in respect of Eurocurrency Loans denominated in Alternate Currencies as to which market practice (as reasonably determined by the Administrative Agent) differs from the foregoing, such interest will be calculated in accordance with such market practice, and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day).  The applicable ABR, BBR, Adjusted LIBO Rate, EURIBO Rate, Sterling LIBO Rate or LIBO Rate shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.

Section 2.14                             Alternate Rate of Interest.

(a)                                 If prior to (x) the commencement of any Interest Period for a Eurocurrency Borrowing or (y) 5:00 p.m. (Local Time) on the Business Day after the first day of the Interest Period for a BBR Borrowing:

(i)                                     the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining the Adjusted LIBO Rate or BBR, as applicable, for such Interest Period; or

(ii)                                  the Administrative Agent is advised by the Required Lenders that the Adjusted LIBO Rate or BBR, as applicable, for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such Borrowing for such Interest Period;

then the Administrative Agent shall give notice thereof to the Dutch Borrower and the applicable Lenders by telephone or electronic means as promptly as practicable thereafter (with written notice to the Dutch Borrower and the Lenders to follow within one Business Day thereafter) and, until the Administrative Agent notifies the Dutch Borrower and the applicable Lenders that the circumstances giving rise to such notice no longer exist, (I) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Eurocurrency Borrowing or BBR Borrowing shall be ineffective (solely to the extent applicable) (i.e., an Interest Election Request with respect to a EURIBO Rate Loan or a BBR Loan shall be unaffected by a determination pursuant to clause (i) or (ii) above with respect to the Sterling LIBO Rate or the Adjusted LIBO Rate for Dollar-denominated Loans, as the case may be), and (A) in the case of any Borrowing denominated in Dollars, as on the last day of the Interest Period applicable thereto, such Borrowing shall be converted to or continued as an ABR Borrowing and (B) in the case of Revolving Facility Borrowing denominated in Euros, Pound Sterling, Australian Dollars or an Alternate Currency, such Borrowing shall be repaid at the end of the then current Interest Period (solely to the extent applicable) (i.e., a Revolving Facility Borrowing denominated in Euros or Australian Dollars shall be unaffected by the preceding clause (B) notwithstanding a determination pursuant to clause (i) or (ii) above with respect to the Sterling LIBO Rate or the Adjusted LIBO Rate for Dollar-denominated Loans, as the case may be), and (II) (x) if any Borrowing Request requests a Eurocurrency Borrowing in Dollars, such Borrowing shall be made as an ABR Borrowing and (y) if any Borrowing Request requests a Borrowing denominated in Euros, Pound Sterling or Australian Dollars, then such Borrowing Request shall be ineffective (solely to the extent applicable) (i.e., the applicable Lenders shall fund a Borrowing Request for Euros and Australian Dollars in accordance with the terms of this Agreement notwithstanding that the Sterling LIBO Rate or the Adjusted LIBO Rate for Dollar-denominated Loans, as the case may be, is then subject to clauses (i) or (ii) above).

(b)                                 If at any time the Administrative Agent determines (which determination shall be conclusive absent manifest error) that (i) the circumstance set forth in Section 2.14(a) above has arisen and such circumstance is unlikely to be temporary or (ii) the circumstance set forth in Section 2.14(a) has not arisen but the supervisor for the administrator of one or more of the relevant Adjusted LIBO Rates or BBR, as the case may be, or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which one or more of the Adjusted LIBO Rates or BBR, as the case may be, shall no longer be used for determining interest rates for loans, then the Administrative Agent and the Dutch Borrower shall endeavor to establish an alternate rate of interest to the applicable Adjusted LIBO Rate or BBR, as the case may be, that gives due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the United States at such time, and shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable; provided that, if such alternate rate of interest shall be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement; provided, further that, if the Administrative Agent and the Dutch Borrower reasonably determine that there exists a then prevailing market convention for determining a rate of interest for syndicated loans in the United States as the successor to interest rates based on the applicable Adjusted LIBO Rate or BBR, as the case may be, the Administrative Agent and the Borrowers shall enter into an amendment to this Agreement to reflect such alternate rate of interest and such other related changes to this Agreement as may be applicable. Notwithstanding anything to the contrary in Section 9.08, such amendment shall become effective without any further action or consent of any other party to this Agreement.

Section 2.15                             Increased Costs.  (a) If any Change in Law shall:

(i)                                     impose, modify or deem applicable any reserve, special deposit or similar requirement against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted LIBO Rate) or Issuing Bank; or

(ii)                                  subject any Lender to any Tax with respect to any Loan, Letter of Credit or Loan Document (other than (A) Taxes indemnifiable under Section 2.17 or (B) Excluded Taxes); or

(iii)                               impose on any Lender or Issuing Bank or the London interbank market any other condition affecting this Agreement or Eurocurrency Loans or BBR Loans made by such Lender or any Letter of Credit or participation therein;

and the result of any of the foregoing shall be to increase the cost to such Lender of making or maintaining any Eurocurrency Loan or BBR Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender or Issuing Bank of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender or Issuing Bank hereunder (whether of principal, interest or otherwise), then the Borrower will pay to such Lender or Issuing Bank, as applicable, such additional amount or amounts as will compensate such Lender or Issuing Bank, as applicable, for such additional costs incurred or reduction suffered.

(b)                                 If any Lender or Issuing Bank determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or Issuing Bank’s capital or on the capital of such Lender’s or Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrower shall pay to such Lender or such Issuing Bank, as applicable, such additional amount or amounts as will compensate such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered.

(c)                                  A certificate of a Lender or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or Issuing Bank or its holding company, as applicable, as specified in clause (a) or (b) of this Section 2.15 shall be delivered to the Borrower and shall be conclusive absent manifest error; provided, that any such certificate claiming amounts described in clause (x) or (y) of the definition of “Change in Law” shall, in addition, state the basis upon which such amount has been calculated and certify that such Lender’s or Issuing Bank’s demand for payment of such costs hereunder, and such method of allocation is not inconsistent with its treatment of other borrowers which, as a credit matter, are similarly situated to the Borrower and which are subject to similar provisions.  The Borrower shall pay such Lender or Issuing Bank, as applicable, the amount shown as due on any such certificate within 10 days after receipt thereof.

(d)                                 Promptly after any Lender or any Issuing Bank has determined that it will make a request for increased compensation pursuant to this Section 2.15, such Lender or

Issuing Bank shall notify the Borrower thereof.  Failure or delay on the part of any Lender or Issuing Bank to demand compensation pursuant to this Section 2.15 shall not constitute a waiver of such Lender’s or Issuing Bank’s right to demand such compensation; provided, that the Borrower shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section 2.15 for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or Issuing Bank, as applicable, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or Issuing Bank’s intention to claim compensation therefor; provided, further, that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180 day period referred to above shall be extended to include the period of retroactive effect thereof.

Section 2.16                             Break Funding Payments.  In the event of (a) the payment of any principal of any Eurocurrency Loan or BBR Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any Eurocurrency Loan or BBR Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow (other than due to the default of the relevant Lender), convert, continue or prepay any Eurocurrency Loan or BBR Loan on the date specified in any notice delivered pursuant hereto or (d) the assignment of any Eurocurrency Loan or BBR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Dutch Borrower pursuant to Section 2.19, then, in any such event, the Borrowers shall compensate each Lender for the reasonable and actual loss, cost and expense attributable to such event (excluding loss of margin or anticipated profits).  In the case of a Eurocurrency Loan, such loss, cost or expense to any Lender shall be deemed to be the amount determined by such Lender (it being understood that the deemed amount shall not exceed the actual amount) to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the LIBO Rate, Sterling LIBO Rate or EURIBO Rate, as applicable, that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue a Eurocurrency Loan, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in Dollars of a comparable amount and period from other banks in the eurocurrency market.  In the case of a BBR Loan, such loss, cost or expense to any Lender shall be deemed to be the amount determined by such Lender (it being understood that the deemed amount shall not exceed the actual amount) to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at BBR that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow or continue a BBR Loan, as applicable, for the period that would have been the Interest Period for such Loan) over (ii) the amount of interest that would accrue on such principal amount for such period by placing such principal amount on deposit with a leading bank in the Australian interbank market for bank accepted bills and negotiable certificates of deposits for the corresponding period or acquiring a bill of exchange accepted by a leading bank in such Australian interbank bill market for a period starting on the Business Day following such event to the last day of the then current Interest Period. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.16 shall be delivered to the Dutch Borrower and shall be conclusive absent manifest error.  The Borrowers shall pay such Lender the amount shown as due on any such certificate within 15 days after receipt thereof.

Section 2.17                             Taxes.

(a)                                 All payments made by or on behalf of a Loan Party under this Agreement or any other Loan Document shall be made free and clear of, and without deduction or withholding for or on account of, any Taxes; provided, that if a Loan Party, the Administrative Agent or any other applicable withholding agent shall be required by applicable Requirements of Law to deduct or withhold any Taxes from such payments, then (A) the applicable withholding agent shall make such deductions or withholdings as are reasonably determined by the applicable withholding agent to be required by any applicable Requirements of Law, (B) the applicable withholding agent shall timely pay the full amount deducted or withheld to the relevant Governmental Authority within the time allowed and in accordance with applicable Requirements of Law, and (C) to the extent withholding or deduction is required to be made on account of Indemnified Taxes or Other Taxes, an additional amount shall be paid by the Loan Party as necessary so that after all required deductions and withholdings have been made (including deductions or withholdings applicable to additional sums payable under this Section 2.17) any Lender (or where the Administrative Agent  receives the payment for its own account, the Administrative Agent) receives an amount equal to the sum it would have received had no such deductions or withholdings been made.  Whenever any Indemnified Taxes or Other Taxes are payable by a Loan Party, as promptly as possible thereafter, such Loan Party shall send to the Administrative Agent for its own account or for the account of a Lender, as the case may be, a certified copy of an official receipt (or other evidence acceptable to the Administrative Agent or such Lender, acting reasonably) received by the Loan Party showing payment thereof.  Without duplication, after any payment of Taxes by any Loan Party or the Administrative Agent to a Governmental Authority as provided in this Section 2.17, such Loan Party shall deliver to the Administrative Agent or the Administrative Agent shall deliver to the Dutch Borrower, as the case may be, a copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of any return required by applicable Requirements of Law to report such payment or other evidence of such payment reasonably satisfactory to the Dutch Borrower or the Administrative Agent, as the case may be.

(b)                                 The Borrowers shall timely pay any Other Taxes.

(c)                                  The Borrowers shall indemnify and hold harmless the Administrative Agent and each Lender within 15 Business Days after written demand therefor, for the full amount of any Indemnified Taxes or Other Taxes imposed on the Administrative Agent or such Lender, as applicable, as the case may be (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 2.17), and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority.  A certificate setting forth in reasonable detail the basis and calculation of the amount of such payment or liability delivered to the Borrowers by a Lender or by the Administrative Agent (as applicable) on its own behalf or on behalf of a Lender shall be conclusive absent manifest error.

(d)                                 Each Lender shall deliver to the Dutch Borrower and the Administrative Agent, at such time or times reasonably requested by the Borrowers or the Administrative Agent, such properly completed and executed documentation prescribed by applicable law and such other reasonably requested information as will permit the Borrowers or the Administrative Agent, as the case may be, to determine (A) whether or not any payments made hereunder or under any other Loan Document are subject to withholding of Taxes, (B) if applicable, the required rate of withholding or deduction, and (C) such Lender’s entitlement to any available exemption from, or reduction of, any such withholding of Taxes in respect of any payments to be made to such Lender by any Loan Party pursuant to any Loan Document or otherwise to establish such Lender’s status for withholding tax purposes in the applicable jurisdiction.  In addition, any Lender, if requested by the Borrowers or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrowers or the Administrative Agent as will enable the Borrowers or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements.  Each Lender agrees that if any documentation it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such documentation or promptly notify the Dutch Borrower and the Administrative Agent in writing of its legal ineligibility to do so.

Without limiting the generality of the foregoing, (1) each U.S. Lender shall deliver to the Dutch Borrower and the Administrative Agent on or before the date on which it becomes a party to this Agreement two executed originals of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding and (2) each Foreign Lender shall deliver to the Borrower and the Administrative Agent on or before the date on which it becomes a party to this Agreement two executed originals of an applicable IRS Form W-8, certifying that it is not a U.S. Person.

Each person that shall become a Participant pursuant to Section 9.04 or a Lender pursuant to Section 9.04 shall, upon the effectiveness of the related transfer, be required to provide all the forms and statements required pursuant to this Section 2.17(d); provided that a Participant shall furnish all such required forms and statements solely to the person from which the related participation shall have been purchased.

Each Lender hereby authorizes the Administrative Agent to deliver to the Loan Parties and to any successor Administrative Agent any documentation provided by such Lender to the Administrative Agent pursuant to this Section 2.17(d).

Notwithstanding any other provision of this Section 2.17(d), a Lender shall not be required to deliver any documentation that such Lender is not legally eligible to deliver.

(e)                                  If any Lender or the Administrative Agent, as applicable, determines, in its sole discretion, that it has received a refund of an Indemnified Tax or Other Tax for which a payment has been made by a Loan Party pursuant to this Agreement or any other Loan Document, which refund in the good faith judgment of such Lender or the Administrative Agent, as the case may be, is attributable to such payment made by such Loan Party, then the Lender or the Administrative Agent, as the case may be, shall reimburse the Loan Party for such amount (net of all reasonable out-of-pocket expenses of such Lender or the Administrative Agent, as the case may be, (including any Taxes) and without interest other than any interest received thereon from the relevant Governmental Authority with respect to such refund) as the Lender or Administrative Agent, as the case may be, determines in its sole discretion to be the proportion of the refund as will leave it, after such reimbursement, in no better or worse position (taking into account expenses or any Taxes imposed on the refund) than it would have been in if the Indemnified Tax or Other Tax giving rise to such refund had not been imposed in the first instance; provided that the Loan Party, upon the request of the Lender or the Administrative Agent shall repay the amount paid over to the Loan Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Lender or the Administrative Agent in the event the Lender or the Administrative Agent is required to repay such refund to such Governmental Authority.  In such event, such Lender or the Administrative Agent, as the case may be, shall, at the Borrower’s request, provide the Dutch Borrower with a copy of any notice of assessment or other evidence of the requirement to repay such refund received from the relevant Governmental Authority (provided that such Lender or the Administrative Agent may delete any information therein that it deems confidential). No Lender nor the Administrative Agent shall be obliged to make available its tax returns (or any other information relating to its taxes that it deems confidential) to any Loan Party in connection with this clause (e) or any other provision of this Section 2.17.

(f)                                   If any Borrower determines that a reasonable basis exists for contesting an Indemnified Tax or Other Tax for which a Loan Party has paid additional amounts or indemnification payments, each affected Lender or Agent, as the case may be, shall use reasonable efforts to cooperate with the Borrowers as the Borrowers may reasonably request in challenging such Tax.  The Borrowers shall indemnify and hold each Lender and Agent harmless against any out-of-pocket expenses incurred by such person in connection with any request made by any Borrower pursuant to this Section 2.17(f).  Nothing in this Section 2.17(f) shall obligate any Lender or Agent to take any action that such person, in its sole judgment, determines may result in a material detriment to such person.

(g)                                  If a payment made to any Lender under this Agreement or any other Loan Document would be subject to U.S. federal withholding tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA, to determine whether such Lender has or has not complied with such Lender’s obligations under FATCA and to determine the amount, if any, to deduct and withhold from such payment.  Solely for purposes of this Section 2.17(g), “FATCA” shall include any amendments made to FATCA after the Closing Date.

(h)                                 All amounts expressed to be payable under any Loan Document by any Party to a Recipient which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to Section 2.17(j) below, if VAT is or becomes chargeable on any supply made by any Recipient to any Party under any Loan Document and such Recipient is required to account to the relevant tax authority for the VAT, that Party must pay to such Recipient (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT upon receipt of an appropriate VAT invoice issued by such Recipient to that Party.

(i)                                     If VAT is or becomes chargeable on any supply made by any Recipient (the “Supplier”) to any other Recipient (the “Receiver”) under any Loan Document, and any Party other than the Receiver (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Receiver in respect of that consideration):

(i)                                     where the Supplier is the person required to account to the relevant tax authority for the VAT, the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The Receiver must (where this Section 2.17(i)(i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Receiver receives from the relevant tax authority which the Receiver reasonably determines relates to the VAT chargeable on that supply; and

(ii)                                  where the Receiver is the person required to account to the relevant tax authority for the VAT, the Relevant Party must promptly, following demand from the Receiver, pay to the Receiver an amount equal to the VAT chargeable on that supply but only to the extent that the Receiver reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(j)                                    Where any Loan Document requires any Party to reimburse or indemnify a Recipient for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Recipient for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Recipient reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority,

(k)                                 Any reference in Sections 2.17(h), (i), (j) and (l) to any Party shall, at any time when such Party is treated as a member of a group or unity (or fiscal unity) for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated at that time as making the supply, or (as appropriate) receiving the supply, under the grouping rules (provided for in Article 11 of Council Directive 2006/112/EC (or as implemented by the relevant member state of the European Union) or any other similar provision in any jurisdiction which is not a member state of the European Union) so that a reference to a Party shall be construed as a reference to that Party or the relevant group or unity (or fiscal unity) of which that Party is a member for VAT purposes at the relevant time or the relevant representative member (or head) of that group or unity (or fiscal unity) at the relevant time (as the case may be).

(l)                                     In relation to any supply made by a Recipient to any Party under any Loan Document, if reasonably requested by such Recipient, that Party must promptly provide such Recipient with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Recipient’s VAT reporting requirements in relation to such supply.

(m)                             Each Lender will provide to the Loan Parties when reasonably requested by any of the Loan Parties any factual information in its possession or which it is reasonably able to provide to assist the Australian Borrower to demonstrate (based upon Tax advice received by the Loan Parties) that section 128F of the Australian Tax Act has been satisfied and payments of interest under the Loans are exempt from Australian Withholding Tax.

(n)                                 If, for any reason, the requirements of section 128F of the Australian Tax Act have not been satisfied, then on request by the Administrative Agent or a Loan Party, each Lender shall cooperate and take steps reasonably requested by the Administrative Agent or such Loan Party with a view to satisfying those requirements; provided, that a Lender shall not be required to take any steps if, in the reasonable judgment of such Lender, such steps would be disadvantageous to such Lender in any material respect.  The Borrowers hereby, jointly and severally, agree to pay all costs and expenses incurred by any Lender in connection with this Section 2.17(n).

(o)                                 The agreements in this Section 2.17 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable under any Loan Document.

For purposes of this Section 2.17, the term “Lender” includes any Issuing Bank and the terms “applicable law” and “applicable Requirement of Law” include FATCA.

Section 2.18                             Payments Generally; Pro Rata Treatment; Sharing of Set-offs.  (a)  Unless otherwise specified, the Borrowers shall make each payment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of L/C Disbursements, or of amounts payable under Sections 2.15, 2.16 or 2.17, or otherwise) prior to 2:00 p.m., Local Time, on the date when due, in immediately available funds. Each such payment shall be made without condition or deduction for any defense, recoupment, set-off or counterclaim.  If for any reason the Borrowers are prohibited by Requirements of Law from making any required payment hereunder in Euro, Pound Sterling or Australian Dollars, the Borrowers shall make such payment in Dollars in the Dollar Equivalent of the Euro, Pound Sterling or Australian Dollar payment amount, as applicable.  Any amounts received after such time on any date may, in the reasonable discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon.  All such payments shall be made to the Administrative Agent to the applicable account designated to the Dutch Borrower by the Administrative Agent, except payments to be made directly to the applicable Issuing Bank as expressly provided herein and except that payments pursuant to Sections 2.15, 2.16, 2.17 and 9.05 shall be made directly to the persons entitled thereto.  The Administrative Agent shall distribute any such payments received by it for the account of any other person to the appropriate recipient promptly following receipt thereof.  Except as otherwise expressly provided herein, if any payment hereunder shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension.  All payments made under the Loan Documents shall be made in Dollars (or, in the case of any Loans or Letters of Credit denominated in Euros, Pound Sterling or Australian Dollars in Euros, Pound Sterling or Australian Dollars, respectively, or, in the case of Alternate Currency Loans or Alternate Currency Letters of Credit, in the applicable Alternate Currency).  Any payment required to be made by the Administrative Agent hereunder shall be deemed to have been made by the time required if the Administrative Agent shall, at or before such time, have taken the necessary steps to make such payment in accordance with the regulations or operating procedures of the clearing or settlement system used by the Administrative Agent to make such payment.

(b)                                 Subject to Section 7.02, if at any time insufficient funds are received by and available to the Administrative Agent from the Borrower to pay fully all amounts of principal, unreimbursed L/C Disbursements, interest and fees then due from the Borrower hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due from the Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, (ii) second, towards payment of principal of unreimbursed L/C Disbursements then due from the Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal unreimbursed L/C Disbursements then due to such parties, and (iii) third, towards payment of principal then due from the Borrower hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties.

(c)                                  If any Lender shall, by exercising any right of set-off or counterclaim or otherwise, obtain payment in respect of any principal of, or interest on, any of its Term Loans,

Revolving Facility Loans or participations in L/C Disbursements of a given Class resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Term Loans, Revolving Facility Loans and participations in L/C Disbursements of such Class and accrued interest thereon than the proportion received by any other Lender entitled to receive the same proportion of such payment, then the Lender receiving such greater proportion shall purchase participations in the Term Loans, Revolving Facility Loans and participations in L/C Disbursements of such Class of such other Lenders to the extent necessary so that the benefit of all such payments shall be shared by all such Lenders entitled thereto ratably in accordance with the principal amount of each such Lender’s respective Term Loans, Revolving Facility Loans and participations in L/C Disbursements of such Class and accrued interest thereon; provided, that (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this clause (c) shall not be construed to apply to any payment made by the Borrowers pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in L/C Disbursements to any assignee or participant.  Each Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrowers rights of set-off and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.

(d)                                 Unless the Administrative Agent shall have received notice from the Dutch Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the applicable Issuing Bank hereunder that the Borrowers will not make such payment, the Administrative Agent may assume that the Borrowers have made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the Lenders or the applicable Issuing Bank, as applicable, the amount due.  In such event, if the Borrowers have not in fact made such payment, then each of the Lenders or the applicable Issuing Bank, as applicable, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.

(e)                                  If any Lender shall fail to make any payment required to be made by it pursuant to Section 2.04(b), 2.05(d) or (e), 2.06 or 2.18(d), then the Administrative Agent may, in its discretion (notwithstanding any contrary provision hereof), apply any amounts thereafter received by the Administrative Agent for the account of such Lender to satisfy such Lender’s obligations under such Sections until all such unsatisfied obligations are fully paid.

Section 2.19                             Mitigation Obligations; Replacement of Lenders.  (a) If any Lender requests compensation under Section 2.15, or if the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17 or any event that gives rise to the operation of Section 2.20, then such Lender shall use reasonable efforts to designate a different Lending Office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15 or 2.17 or mitigate the applicability of Section 2.20, as applicable, in the future and (ii) would not subject such Lender to any material unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in any material respect.  The Borrowers hereby, jointly and severally, agree to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b)                                 If (i) any Lender requests compensation under Section 2.15 or gives notice under Section 2.20, (ii) the Borrowers are required to pay any additional amount to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, or (iii) any Lender is a Defaulting Lender, then the Borrowers may, at their sole expense and effort, upon notice to such Lender and the Administrative Agent, require any such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) the Borrowers shall have received the prior written consent of the Administrative Agent (and, if in respect of any Revolving Facility Commitment or Revolving Facility Loan, the Issuing Banks), to the extent consent would be required under Section 9.04(b) for an assignment of Loans or Commitments, as applicable, which consent, in each case, shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in L/C Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrowers (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.15, payments required to be made pursuant to Section 2.17 or a notice given under Section 2.20, such assignment will result in a reduction in such compensation or payments.  Nothing in this Section 2.19 shall be deemed to prejudice any rights that the Borrowers may have against any Lender that is a Defaulting Lender.  No action by or consent of the removed Lender shall be necessary in connection with such assignment, which shall be immediately and automatically effective upon payment of such purchase price.  In connection with any such assignment the Borrowers, Administrative Agent, such removed Lender and the replacement Lender shall otherwise comply with Section 9.04, provided, that if such removed Lender does not comply with Section 9.04 within one Business Day after the Dutch Borrower’s request, compliance with Section 9.04 shall not be required to effect such assignment.

(c)                                  If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination which pursuant to the terms of Section 9.08 requires the consent of all of the Lenders affected and with respect to which the Required Lenders shall have granted their consent, then the Borrowers shall have the right (unless such Non-Consenting Lender grants such consent) at its sole expense (including with respect to the processing and recordation fee referred to in Section 9.04(b)(ii)(B)) to replace such Non-Consenting Lender by requiring such Non-Consenting Lender to (and any such Non-Consenting Lender agrees that it shall, upon the Dutch Borrower’s request) assign its Loans and its Commitments (or, at the Dutch Borrower’s option, the Loans and Commitments under the Facility that is the subject of the proposed amendment, waiver, discharge or termination) hereunder to one or more assignees reasonably acceptable to (i) the Administrative Agent (unless such assignee is a Lender, an Affiliate of a Lender or an Approved Fund) and (ii) if in respect of any Revolving Facility Commitment or Revolving Facility Loan, the Issuing Banks; provided, that: (a) all Loan Obligations of the Borrowers owing to such Non-Consenting Lender being replaced shall be paid in full to such Non-Consenting Lender concurrently with such assignment, (b) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon and the replacement Lender or, at the option of the Dutch Borrower, the Borrowers shall pay any amount required by Section 2.12(d)(y), if applicable, and (c) the replacement Lender shall grant its consent with respect to the applicable proposed amendment, waiver, discharge or termination.  No action by or consent of the Non-Consenting Lender shall be necessary in connection with such assignment, which shall be immediately and automatically effective upon payment of such purchase price.  In connection with any such assignment the Borrowers, Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 9.04; provided, that if such Non-Consenting Lender does not comply with Section 9.04 within one Business Day after the Dutch Borrower’s request, compliance with Section 9.04 shall not be required to effect such assignment.

Section 2.20                             Illegality.  If any Lender reasonably determines that any Change in Law has made it unlawful, or that any Governmental Authority has asserted after the Closing Date that it is unlawful, for any Lender or its applicable Lending Office to make or maintain any Eurocurrency Loans in any currency or BBR Loans, then, on notice thereof by such Lender to the Borrowers through the Administrative Agent, any obligations of such Lender to make or continue Eurocurrency Loans in such currency or to convert ABR Borrowings to Eurocurrency Borrowings in such currency or make or continue BBR Loans shall be suspended until such Lender notifies the Administrative Agent and the Dutch Borrower that the circumstances giving rise to such determination no longer exist.  Upon receipt of such notice, the Borrowers shall upon demand from such Lender (with a copy to the Administrative Agent) either:

(a)                                 (i) in the case of Eurocurrency Loans denominated in Dollars if the affected Lender may lawfully continue to maintain such Loans as Eurocurrency Loans until the last day of such Interest Period, convert all Eurocurrency Loans of such Lender to ABR Loans or to Eurocurrency Loans in a different currency on the last day of such Interest Period (or, otherwise, immediately convert such Eurocurrency Loans to ABR Loans or to Eurocurrency Loans in a different currency) or (ii) prepay such Eurocurrency Loans;

(b)                                 in the case of Eurocurrency Loans denominated in Euro or Pound Sterling, if the affected Lender may lawfully continue to maintain such Eurocurrency Loans, prepay such Loans or the last day of the Interest Period therefor, or if the affected Lender may not lawfully continue to maintain such Loans, immediately prepay such Loans; or

(c)                                  in the case of BBR Loans, prepay such Loans in full either on the last day of the Interest Period therefor, if such Lender may lawfully continue to maintain such BBR Loans to such day, or immediately, if such Lender may not lawfully continue to maintain such BBR Loans.

Upon any prepayment or conversion pursuant to clauses (a) through (c) above, the Borrowers shall also pay accrued interest on the amount so prepaid or converted.

Section 2.21                             Incremental Commitments.  (a) The Dutch Borrower may, by written notice to the Administrative Agent from time to time, establish Incremental Term Loan Commitments and/or Incremental Revolving Facility Commitments, as applicable, denominated at the option of the Borrowers in Dollars, Euros, Pound Sterling and/or Australian Dollars and, in the case of any Incremental Revolving Facility Commitments, any Alternate Currency in an amount not to exceed the Incremental Amount available at the time such Incremental Commitments are established (or at the time any commitment relating thereto is entered into or, at the option of the Dutch Borrower, at the time of incurrence of the Incremental Loans thereunder or, with respect to any Incremental Term Loan Commitment and/or Incremental Revolving Facility Commitment established for purposes of financing any Permitted Business Acquisition or any other acquisition or similar Investment that is permitted by this Agreement, as of the date the definitive agreement with respect to such Permitted Business Acquisition, acquisition or similar Investment is entered into) from one or more Incremental Term Lenders and/or Incremental Revolving Facility Lenders (which may include any existing Lender) willing to provide such Incremental Term Loans and/or Incremental Revolving Facility Commitments, as the case may be, in their own discretion; provided, that each Incremental Revolving Facility Lender providing a commitment to make revolving loans shall be subject to the approval of the Administrative Agent and, to the extent the same would be required for an assignment under Section 9.04, and the Issuing Banks (which approvals shall not be unreasonably withheld) unless such Incremental Revolving Facility Lender is a Revolving Facility Lender.  Such notice shall set forth (i) the amount of the Incremental Term Loan Commitments and/or Incremental Revolving Facility Commitments being established (which shall be in minimum increments of $5,000,000, €5,000,000 or £5,000,000, as applicable, and a minimum amount of $10,000,000, €10,000,000 or £10,000,000, as applicable, or equal to the remaining Incremental Amount or, in each case, such lesser amount approved by the Administrative Agent), (ii) the date on which such Incremental Term Loan Commitments and/or Incremental Revolving Facility Commitments are anticipated to become effective, (iii) in the case of Incremental Revolving Facility Commitments, whether such Incremental Revolving Facility Commitments are to be (x) commitments to make additional Revolving Facility Loans on the same terms as the Initial Revolving Loans or (y) commitments to make revolving loans with pricing terms, final maturity dates, participation in mandatory prepayments or commitment reductions and/or other terms different from the Initial Revolving Loans (“Other Revolving Loans”) and (iv) in the case of Incremental Term Loan Commitments, whether such Incremental Term Loan Commitments are to be (x) commitments to make term loans with terms identical to Term B Loans or (y) commitments to make term loans with pricing terms (including, for the avoidance of doubt, original issue discount and upfront fees), maturity, amortization, participation in mandatory prepayments and/or other terms different from the Term B Loans (“Other Term Loans”).

(b)                                 The Borrowers and each Incremental Term Lender and/or Incremental Revolving Facility Lender shall execute and deliver to the Administrative Agent an Incremental Assumption Agreement and such other documentation as the Administrative Agent shall reasonably specify to evidence the Incremental Term Loan Commitment of such Incremental Term Lender and/or Incremental Revolving Facility Commitment of such Incremental Revolving Facility Lender.  Each Incremental Assumption Agreement shall specify the terms of the applicable Incremental Term Loans and/or Incremental Revolving Facility Commitments; provided, that:

(i)                                     any commitments to make additional Term B Loans and/or additional Initial Revolving Loans shall have the same terms as the Term B Loans or Initial Revolving Loans, respectively,

(ii)                                  the Other Term Loans incurred pursuant to clause (a) of this Section 2.21 shall rank pari passu or, at the option of the Dutch Borrower, junior in right of security with the Liens on the Collateral securing the Term B Loans or be unsecured (provided, that if such Other Term Loans rank junior in right of security with the Liens on the Collateral securing the Term B Loans, such Other Term Loans shall be subject to a Permitted Junior Intercreditor Agreement and, for the avoidance of doubt, if such Other Term Loans rank junior in right of security with the Liens on the Collateral securing the Term B Loans or are unsecured, such Other Term Loans shall not be subject to clause (vii) below),

(iii)                               the final maturity date of any such Other Term Loans shall be no earlier than the Term B Facility Maturity Date and, except as to pricing, amortization, final maturity date, participation in mandatory prepayments and ranking as to security (which shall, subject to the other clauses of this proviso, be determined by the Dutch Borrower and the Incremental Term Lenders in their sole discretion), shall have (x) substantially similar terms as the Term B Loans or (y) such other terms (including as to guarantees and collateral) as shall be reasonably satisfactory to the Administrative Agent,

(iv)                              the Weighted Average Life to Maturity of any such Other Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Term B Loans,

(v)                                 the Other Revolving Loans incurred pursuant to clause (a) of this Section 2.21 shall rank pari passu or, at the option of the Dutch Borrower, junior in right of security with the Liens on the Collateral securing the Initial Revolving Loans or be unsecured (provided, that if such Other Revolving Loans rank junior in right of security with the Liens on the Collateral securing the Initial Revolving Loans, such Other Revolving Loans shall be subject to a Permitted Junior Intercreditor Agreement),

(vi)                              the final maturity date of any such Other Revolving Loans shall be no earlier than the Revolving Facility Maturity Date with respect to the Initial Revolving Loans and, except as to pricing, final maturity date, participation in mandatory prepayments and commitment reductions and ranking as to security (which shall, subject to the other clauses of this proviso, be determined by the Dutch Borrower and the Incremental Revolving Facility Lenders in their sole discretion), shall have (x) substantially similar terms as the Initial Revolving Loans or (y) such other terms (including as to guarantees and collateral) as shall be reasonably satisfactory to the Administrative Agent,

(vii)                           with respect to any Other Term Loan incurred pursuant to clause (a) of this Section 2.21 that is secured by Liens on the Collateral that are pari passu in right of security with the Liens thereon securing the Term B Loans, the All-in Yield shall be the same as that applicable to the Term B Loans on the Closing Date, except that (x) the All-in Yield in respect of any such Dollar denominated Other Term Loan may exceed the All-in Yield in respect of such USD Term Loans on the Closing Date by no more than 0.50%, or if it does so exceed such All-in Yield by more than 0.50% (such difference, the “Dollar Term Yield Differential”) then the Applicable Margin applicable to such USD Term Loans shall be increased such that after giving effect to such increase, the applicable Dollar Term Yield Differential shall not exceed 0.50%, and (y) the All-in Yield in respect of any such Euro denominated Other Term Loan may exceed the All-in Yield in respect of such Euro Term Loans on the Closing Date by no more than 0.50%, or if it does so exceed such All-in Yield by more than 0.50% (such difference, the “Euro Term Yield Differential”) then the Applicable Margin applicable to such Euro Term Loans shall be increased such that after giving effect to such increase, the applicable Euro Term Yield Differential shall not exceed 0.50%; provided, that this clause (vii) shall not apply with respect to any Other Term Loan if (A) the principal amount of such Other Term Loan is less than, individually or in the aggregate with all Other Term Loans incurred in reliance on this clause (A), $300,000,000 (or the Dollar Equivalent thereof), or (B) such Other Term Loan has a final maturity date no earlier than the date that is 24 months after the Term B Facility Maturity Date (clauses (A) and (B) of this proviso, the “MFN Exception”).

(viii)                        (A) such Other Revolving Loans may participate on a pro rata basis or a less than pro rata basis (but not a greater than pro rata basis) than the Initial Revolving Loans in (x) any voluntary or mandatory prepayment or commitment reduction hereunder and (y) any Borrowing at the time such Borrowing is made and (B) such Other Term Loans may participate on a pro rata basis or a less than pro rata basis (but not a greater than pro rata basis) than the Term B Loans in any mandatory prepayment hereunder;

(ix)                              there shall be no obligor in respect of any Incremental Term Loan Commitments or Incremental Revolving Facility Commitments that is not a Loan Party; and

(x)                                 such Indebtedness that is secured shall not be secured by any assets not securing the Loan Obligations.

Each party hereto hereby agrees that, upon the effectiveness of any Incremental Assumption Agreement, this Agreement shall be amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Incremental Term Loan Commitments and/or Incremental Revolving Facility Commitments evidenced thereby as provided for in Section 9.08(e).  Any amendment to this Agreement or any other Loan Document that is necessary to effect the provisions of this Section 2.21 and any such collateral and other documentation shall be deemed “Loan Documents” hereunder and may be memorialized in writing by the Administrative Agent and the Borrowers and furnished to the other parties hereto.

(c)                                  Notwithstanding the foregoing, no Incremental Term Loan Commitment or Incremental Revolving Facility Commitment shall become effective under this Section 2.21 unless (i) on the date of such effectiveness, (A) solely to the extent required by the relevant Incremental Assumption Agreement, the conditions set forth in clause (c) of Section 4.01 shall be satisfied and the Administrative Agent shall have received a certificate to that effect dated such date and executed by a Responsible Officer of the Dutch Borrower and (B) if such Incremental Term Loan Commitment or Incremental Revolving Facility Commitment is established for a purpose other than financing any Permitted Business Acquisition or any other acquisition or similar Investment that is permitted by this Agreement, no Event of Default under Section 7.01 (b), (c), (h) or (i) shall have occurred and be continuing or would result therefrom and (ii) the Administrative Agent shall have received customary legal opinions, board resolutions and other customary closing certificates and documentation to the extent required by the relevant Incremental Assumption Agreement and, to the extent required by the Administrative Agent, consistent with those delivered on the Closing Date under Section 4.02 (or such other form as reasonably acceptable to the Administrative Agent) and such additional customary documents and filings (including amendments to the Mortgages and other Security Documents and title date-down and modification endorsements, which, in the case of such amendments and title date-down and modification endorsements, may be delivered on a post-closing basis to the extent permitted by the applicable Incremental Assumption Agreement) as the Administrative Agent may reasonably request to assure that the Incremental Term Loans and/or Revolving Facility Loans in respect of Incremental Revolving Facility Commitments are secured by the Collateral ratably with (or, to the extent set forth in the applicable Incremental Assumption Agreement, junior to) one or more Classes of then-existing Term Loans and Revolving Facility Loans.

(d)                                 Each of the parties hereto hereby agrees that the Administrative Agent may take any and all action as may be reasonably necessary to ensure that (i) all Incremental Term Loans (other than Other Term Loans of a different Class), when originally made, are included in each Borrowing of the outstanding applicable Class of Term Loans on a pro rata basis, and (ii) all Revolving Facility Loans in respect of Incremental Revolving Facility Commitments (other than Revolving Facility Loans of a different Class), when originally made, are included in each Borrowing of the applicable Class of outstanding Revolving Facility Loans on a pro rata basis.  The Borrowers agree that Section 2.16 shall apply to any conversion of Eurocurrency Loans to ABR Loans (with respect to Revolving Facility Loans denominated in Dollars) reasonably required by the Administrative Agent to effect the foregoing.

(e)                                  Notwithstanding anything to the contrary in this Agreement, including Section 2.18(c) (which provisions shall not be applicable to clauses (e) through (i) of this Section 2.21), pursuant to one or more offers made from time to time by the Borrowers to all Lenders of any Class of Term Loans and/or Revolving Facility Commitments, on a pro rata basis (based, in the case of an offer to the Lenders under any Class of Term Loans, on the aggregate outstanding Term Loans of such Class and, in the case of an offer to the Lenders under any Revolving Facility, on the aggregate outstanding Revolving Facility Commitments under such Revolving Facility, as applicable) and on the same terms (“Pro Rata Extension Offers”), the Borrowers are hereby permitted to consummate transactions with individual Lenders from time to time to extend the maturity date of such Lender’s Loans and/or Commitments of such Class and to otherwise modify the terms of such Lender’s Loans and/or Commitments of such Class pursuant to the terms of the relevant Pro Rata Extension Offer (including, without limitation, increasing the interest rate or fees payable in respect of such Lender’s Loans and/or Commitments and/or modifying the amortization schedule in respect of such Lender’s Loans).  For the avoidance of doubt, the reference to “on the same terms” in the preceding sentence shall mean, (i) in the case of an offer to the Lenders under any Class of Term Loans, that all of the Term Loans of such Class are offered to be extended for the same amount of time and that the interest rate changes and fees payable with respect to such extension are the same and (ii) in the case of an offer to the Lenders under any Revolving Facility, that all of the Revolving Facility Commitments of such Facility are offered to be extended for the same amount of time and that the interest rate changes and fees payable with respect to such extension are the same.  Any such extension (an “Extension”) agreed to between the Borrowers and any such Lender (an “Extending Lender”) will be established under this Agreement by implementing an Incremental Term Loan for such Lender if such Lender is extending an existing Term Loan (such extended Term Loan, an “Extended Term Loan”) or an Incremental Revolving Facility Commitment for such Lender if such Lender is extending an existing Revolving Facility Commitment (such extended Revolving Facility Commitment, an “Extended Revolving Facility Commitment” and any Revolving Facility Loans made thereunder, “Extended Revolving Loans”).  Each Pro Rata Extension Offer shall specify the date on which the Borrowers propose that the Extended Term Loan shall be made or Extended Revolving Facility Commitment shall become effective, which shall be a date not earlier than five Business Days after the date on which notice is delivered to the Administrative Agent (or such shorter period agreed to by the Administrative Agent in its reasonable discretion).

(f)                                   The Borrowers and each Extending Lender shall execute and deliver to the Administrative Agent an Incremental Assumption Agreement and such other documentation as the Administrative Agent shall reasonably specify to evidence the Extended Term Loans and/or Extended Revolving Facility Commitments of such Extending Lender.  Each Incremental Assumption Agreement shall specify the terms of the applicable Extended Term Loans and/or Extended Revolving Facility Commitments; provided, that (i) except as to interest rates, fees and any other pricing terms (which interest rates, fees and other pricing terms shall not be subject to the provisions set forth in Section 2.21(b)(vii)), and amortization, final maturity date and participation in prepayments and commitment reductions (which shall, subject to clauses (ii) and (iii) of this proviso, be determined by the Dutch Borrower and set forth in the Pro Rata Extension Offer), the Extended Term Loans shall have (x) the same terms as an existing Class of Term Loans or (y) such other terms as shall be reasonably satisfactory to the Administrative Agent, (ii) the final maturity date of any Extended Term Loans shall be no earlier than the latest Term Facility Maturity Date in effect on the date of incurrence, (iii) the Weighted Average Life to Maturity of any Extended Term Loans shall be no shorter than the remaining Weighted Average Life to Maturity of the Class of Term Loans to which such offer relates, (iv) except as to interest rates, fees, any other pricing terms, participation in mandatory prepayments and commitment reductions and final maturity (which shall be determined by the Dutch Borrower and set forth in the Pro Rata Extension Offer), any Extended Revolving Facility Commitment shall have (x) the same terms as an existing Class of Revolving Facility Commitments or (y) have such other terms as shall be reasonably satisfactory to the Administrative Agent and, in respect of any other terms that would affect the rights or duties of any Issuing Bank, such terms as shall be reasonably satisfactory to such Issuing Bank, (v) any Extended Revolving Facility Commitments may participate on a pro rata basis or a less than pro rata basis (but not greater than a pro rata basis) than the Initial Revolving Loans in any voluntary or mandatory prepayment or commitment reduction hereunder and (vi) any Extended Term Loans may participate on a pro rata basis or a less than pro rata basis (but not a greater than pro rata basis) than the Term B Loans in any mandatory prepayment hereunder.  Upon the effectiveness of any Incremental Assumption Agreement, this Agreement shall be amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Extended Term Loans and/or Extended Revolving Facility Commitments evidenced thereby as provided for in Section 9.08(e).  Any such deemed amendment may be memorialized in writing by the Administrative Agent with the Dutch Borrower’s consent (not to be unreasonably withheld) and furnished to the other parties hereto.  If provided in any Incremental Assumption Agreement with respect to any Extended Revolving Facility Commitments, and with the consent of each Issuing Bank, participations in Letters of Credit shall be reallocated to lenders holding such Extended Revolving Facility Commitments in the manner specified in such Incremental Assumption Agreement, including upon effectiveness of such Extended Revolving Facility Commitment or upon or prior to the maturity date for any Class of Revolving Facility Commitments.

(g)                                  Upon the effectiveness of any such Extension, the applicable Extending Lender’s Term Loan will be automatically designated an Extended Term Loan and/or such Extending Lender’s Revolving Facility Commitment will be automatically designated an Extended Revolving Facility Commitment.  For purposes of this Agreement and the other Loan Documents, (i) if such Extending Lender is extending a Term Loan, such Extending Lender will be deemed to have an Incremental Term Loan having the terms of such Extended Term Loan and (ii) if such Extending Lender is extending a Revolving Facility Commitment, such Extending Lender will be deemed to have an Incremental Revolving Facility Commitment having the terms of such Extended Revolving Facility Commitment.

(h)                                 Notwithstanding anything to the contrary set forth in this Agreement or any other Loan Document (including, without limitation, this Section 2.21), (i) the aggregate amount of Extended Term Loans and Extended Revolving Facility Commitments will not be included in the calculation of the Incremental Amount, (ii) no Extended Term Loan or Extended Revolving Facility Commitment is required to be in any minimum amount or any minimum increment, (iii) any Extending Lender may extend all or any portion of its Term Loans and/or Revolving Facility Commitment pursuant to one or more Pro Rata Extension Offers (subject to applicable proration in the case of over participation) (including the extension of any Extended Term Loan and/or Extended Revolving Facility Commitment), (iv) there shall be no condition to any Extension of any Loan or Commitment at any time or from time to time other than notice to the Administrative Agent of such Extension and the terms of the Extended Term Loan or Extended Revolving Facility Commitment implemented thereby, (v) all Extended Term Loans, Extended Revolving Facility Commitments and all obligations in respect thereof shall be Loan Obligations of the relevant Loan Parties under this Agreement and the other Loan Documents that are secured by the Collateral on a pari passu basis with all other Obligations relating to an existing Class of Term Loans of the relevant Loan Parties under this Agreement and the other Loan Documents, (vi) no Issuing Bank shall be obligated to issue Letters of Credit under such Extended Revolving Facility Commitments unless it shall have consented thereto and (vii) there shall be no obligor in respect of any such Extended Term Loans or Extended Revolving Facility Commitments that is not a Loan Party.

(i)                                     Each Extension shall be consummated pursuant to procedures set forth in the associated Pro Rata Extension Offer; provided, that the Borrowers shall cooperate with the Administrative Agent prior to making any Pro Rata Extension Offer to establish reasonable procedures with respect to mechanical provisions relating to such Extension, including, without limitation, timing, rounding and other adjustments.

(j)                                    Notwithstanding anything to the contrary in this Agreement, including Section 2.18(c) (which provisions shall not be applicable to clauses (j) through (o) of this Section 2.21), any Borrower may by written notice to the Administrative Agent establish one or more additional tranches of term loans denominated at the option of such Borrower, in Dollars, Euros, Pound Sterling or Australian Dollars (or, subject to Section 1.05, any Alternate Currency), under this Agreement (such loans, “Refinancing Term Loans”), the net cash proceeds of which are used to Refinance in whole or in part any Class of Term Loans.  Each such notice shall specify the date (each, a “Refinancing Effective Date”) on which such Borrower proposes that the Refinancing Term Loans shall be made, which shall be a date not earlier than five Business Days after the date on which such notice is delivered to the Administrative Agent (or such shorter period agreed to by the Administrative Agent in its reasonable discretion); provided, that:

(i)                                     before and after giving effect to the borrowing of such Refinancing Term Loans on the Refinancing Effective Date each of the conditions set forth in Section 4.01 shall be satisfied to the extent required by the relevant Incremental Assumption Agreement governing such Refinancing Term Loans;

(ii)                                  the final maturity date of the Refinancing Term Loans shall be no earlier than the Term Facility Maturity Date of the refinanced Term Loans,

(iii)                               the Weighted Average Life to Maturity of such Refinancing Term Loans shall be no shorter than the then-remaining Weighted Average Life to Maturity of the refinanced Term Loans;

(iv)                              the aggregate principal amount of the Refinancing Term Loans shall not exceed the outstanding principal amount of the refinanced Term Loans plus amounts used to pay fees, premiums, costs and expenses (including original issue discount) and accrued interest associated therewith;

(v)                                 all other terms applicable to such Refinancing Term Loans (other than provisions relating to original issue discount, upfront fees, interest rates and any other pricing terms (which original issue discount, upfront fees, interest rates and other pricing terms shall not be subject to the provisions set forth in Section 2.21(b)(vii)) and optional prepayment or mandatory prepayment or redemption terms, which shall be as agreed between the Borrowers and the Lenders providing such Refinancing Term Loans) taken as a whole shall be substantially similar to, or not materially less favorable to the Dutch Borrowers and its Subsidiaries than, the terms, taken as a whole, applicable to the Term B Loans being refinanced (except to the extent such covenants and other terms apply solely to any period after the Term B Facility Maturity Date or are otherwise reasonably acceptable to the Administrative Agent), as determined by the Dutch Borrower in good faith.  In addition, notwithstanding the foregoing, the Borrowers may establish Refinancing Term Loans to refinance and/or replace all or any portion of a Revolving Facility Commitment (regardless of whether Revolving Facility Loans are outstanding under such Revolving Facility Commitments at the time of incurrence of such Refinancing Term Loans), so long as (1) the aggregate amount of such Refinancing Term Loans does not exceed the aggregate amount of Revolving Facility Commitments terminated at the time of incurrence thereof, (2) if the Revolving Facility Credit Exposure outstanding on the Refinancing Effective Date would exceed the aggregate amount of Revolving Facility Commitments outstanding in each case after giving effect to the termination of such Revolving Facility Commitments, the Borrowers shall take one or more actions such that such Revolving Facility Credit Exposure does not exceed such aggregate amount of Revolving Facility Commitments in effect on the Refinancing Effective Date after giving effect to the termination of such Revolving Facility Commitments (it being understood that (x) such Refinancing Term Loans may be provided by the Lenders holding the Revolving Facility Commitments being terminated and/or by any other person that would be a permitted Assignee hereunder and (y) the proceeds of such Refinancing Term Loans shall not constitute Net Proceeds hereunder), (3) the Weighted Average Life to Maturity of the Refinancing Term Loans (disregarding any customary amortization for this purpose) shall be no shorter than the remaining life to termination of the terminated Revolving Facility Commitments, (4) the final maturity date of the Refinancing Term Loans shall be no earlier than the termination date of the terminated Revolving Facility Commitments and (5) all other terms applicable to such Refinancing Term Loans (other than provisions relating to original issue discount, upfront fees, interest rates and any other pricing terms (which original issue discount, upfront fees, interest rates and other pricing terms shall not be subject to the provisions set forth in Section 2.21(b)(vii)) and optional prepayment or mandatory prepayment or redemption terms, which shall be as agreed between the Borrowers and the Lenders providing such Refinancing Term Loans) taken as a whole shall be substantially similar to, or not materially less favorable to the Dutch Borrower and its Subsidiaries than, the terms, taken as a whole, applicable to the Term B Loans (except to the extent such covenants and other terms apply solely to any period after the Term B Facility Maturity Date or are otherwise reasonably acceptable to the Administrative Agent), as determined by the Dutch Borrower in good faith;

(vi)                              with respect to Refinancing Term Loans secured by Liens on the Collateral that rank pari passu or junior in right of security to the Liens thereon securing the Term B Loans, such Liens will be subject to a Permitted Pari Passu Intercreditor Agreement or Permitted Junior Intercreditor Agreement, as applicable; and

(vii)                           there shall be no obligor in respect of such Refinancing Term Loans that is not a Loan Party.

(k)                                 The Borrowers may approach any Lender or any other person that would be a permitted Assignee pursuant to Section 9.04 to provide all or a portion of the Refinancing Term Loans; provided, that any Lender offered or approached to provide all or a portion of the Refinancing Term Loans may elect or decline, in its sole discretion, to provide a Refinancing Term Loan.  Any Refinancing Term Loans made on any Refinancing Effective Date shall be designated an additional Class of Term Loans for all purposes of this Agreement; provided, further, that any Refinancing Term Loans may, to the extent provided in the applicable Incremental Assumption Agreement governing such Refinancing Term Loans, be designated as an increase in any previously established Class of Term Loans made to the Borrowers.

(l)                                     Notwithstanding anything to the contrary in this Agreement, including Section 2.18(c) (which provisions shall not be applicable to clauses (l) through (o) of this Section 2.21), the Borrowers may by written notice to the Administrative Agent establish one or more additional Facilities providing for revolving commitments (“Replacement Revolving Facilities” and the commitments thereunder, “Replacement Revolving Facility Commitments” and the revolving loans thereunder, “Replacement Revolving Loans”), which replace in whole or in part any Class of Revolving Facility Commitments under this Agreement.  Each such notice shall specify the date (each, a “Replacement Revolving Facility Effective Date”) on which the Borrowers propose that the Replacement Revolving Facility Commitments shall become effective, which shall be a date not less than five Business Days after the date on which such notice is delivered to the Administrative Agent (or such shorter period agreed to by the Administrative Agent in its reasonable discretion); provided that: (i) before and after giving effect to the establishment of such Replacement Revolving Facility Commitments on the Replacement Revolving Facility Effective Date, each of the conditions set forth in Section 4.01 shall be satisfied to the extent required by the relevant Incremental Assumption Agreement governing such Replacement Revolving Facility Commitments; (ii) after giving effect to the establishment of any Replacement Revolving Facility Commitments and any concurrent reduction in the aggregate amount of any other Revolving Facility Commitments, the aggregate amount of Revolving Facility Commitments shall not exceed the aggregate amount of the Revolving Facility Commitments outstanding immediately prior to the applicable Replacement Revolving Facility Effective Date; (iii) no Replacement Revolving Facility Commitments shall have a final maturity date (or require commitment reductions or amortizations) prior to the Revolving Facility Maturity Date in effect at the time of incurrence for the Revolving Facility Commitments being replaced; (iv) all other terms applicable to such Replacement Revolving Facility (other than provisions relating to (x) fees, interest rates and other pricing terms and prepayment and commitment reduction and optional redemption terms which shall be as agreed between the Borrowers and the Lenders providing such Replacement Revolving Facility Commitments and (y) the amount of any letter of credit sublimit and swingline commitment under such Replacement Revolving Facility, which shall be as agreed between the Borrowers, the Lenders providing such Replacement Revolving Facility Commitments, the Administrative Agent and the replacement issuing bank and replacement swingline lender, if any, under such Replacement Revolving Facility Commitments) taken as a whole shall be substantially similar to, or not materially less favorable to the Dutch Borrower and its Subsidiaries than, the terms, taken as a whole, applicable to the Initial Revolving Loans (except to the extent such covenants and other terms apply solely to any period after the latest Revolving Facility Maturity Date in effect at the time of incurrence or are otherwise reasonably acceptable to the Administrative Agent), as determined by the Dutch Borrower in good faith; and (v) there shall be no obligor in respect of such Replacement Revolving Facility that is not a Loan Party.  In addition, the Borrowers may establish Replacement Revolving Facility Commitments to refinance and/or replace all or any portion of a Term Loan hereunder (regardless of whether such Term Loan is repaid with the proceeds of Replacement Revolving Loans or otherwise), so long as the aggregate amount of such

Replacement Revolving Facility Commitments does not exceed the aggregate amount of Term Loans repaid at the time of establishment thereof (it being understood that such Replacement Revolving Facility Commitment may be provided by the Lenders holding the Term Loans being repaid and/or by any other person that would be a permitted Assignee hereunder) so long as (i) before and after giving effect to the establishment such Replacement Revolving Facility Commitments on the Replacement Revolving Facility Effective Date each of the conditions set forth in Section 4.01 shall be satisfied to the extent required by the relevant agreement governing such Replacement Revolving Facility Commitments, (ii) the remaining life to termination of such Replacement Revolving Facility Commitments shall be no shorter than the Weighted Average Life to Maturity then applicable to the refinanced Term Loans, (iii) the final termination date of the Replacement Revolving Facility Commitments shall be no earlier than the Term Facility Maturity Date of the refinanced Term Loans, (iv) with respect to Replacement Revolving Loans secured by Liens on Collateral that rank junior in right of security to the Initial Revolving Loans, such Liens will be subject to a Permitted Junior Intercreditor Agreement and (v) the requirement of clause (v) in the preceding sentence shall be satisfied mutatis mutandis.  Solely to the extent that an Issuing Bank is not a replacement issuing bank under a Replacement Revolving Facility; it is understood and agreed that such Issuing Bank shall not be required to issue any letters of credit under such Replacement Revolving Facility and, to the extent it is necessary for such Issuing Bank to withdraw as an Issuing Bank at the time of the establishment of such Replacement Revolving Facility, such withdrawal shall be on terms and conditions reasonably satisfactory to such Issuing Bank in its sole discretion.  The Borrowers agree to reimburse each Issuing Bank in full upon demand, for any reasonable and documented out-of-pocket cost or expense attributable to such withdrawal.

(m)                             The Borrowers may approach any Lender or any other person that would be a permitted Assignee of a Revolving Facility Commitment pursuant to Section 9.04 to provide all or a portion of the Replacement Revolving Facility Commitments; provided that any Lender offered or approached to provide all or a portion of the Replacement Revolving Facility Commitments may elect or decline, in its sole discretion, to provide a Replacement Revolving Facility Commitment.  Any Replacement Revolving Facility Commitment made on any Replacement Revolving Facility Effective Date shall be designated an additional Class of Revolving Facility Commitments for all purposes of this Agreement; provided that any Replacement Revolving Facility Commitments may, to the extent provided in the applicable Incremental Assumption Agreement, be designated as an increase in any previously established Class of Revolving Facility Commitments.

(n)                                 On any Replacement Revolving Facility Effective Date, subject to the satisfaction of the foregoing terms and conditions, each of the Lenders with Replacement Revolving Facility Commitments of such Class shall purchase from each of the other Lenders with Replacement Revolving Facility Commitments of such Class, at the principal amount thereof and in the applicable currencies, such interests in the Replacement Revolving Loans and participations in Letters of Credit under such Replacement Revolving Facility Commitments of such Class then outstanding on such Replacement Revolving Facility Effective Date as shall be necessary in order that, after giving effect to all such assignments and purchases, the Replacement Revolving Loans and participations of such Replacement Revolving Facility Commitments of such Class will be held by the Lenders thereunder ratably in accordance with their Replacement Revolving Facility Commitments.

(o)                                 For purposes of this Agreement and the other Loan Documents, (i) if a Lender is providing a Refinancing Term Loan, such Lender will be deemed to have an Incremental Term Loan having the terms of such Refinancing Term Loan and (ii) if a Lender is providing a Replacement Revolving Facility Commitment, such Lender will be deemed to have an Incremental Revolving Facility Commitment having the terms of such Replacement Revolving Facility Commitment.  Notwithstanding anything to the contrary set forth in this Agreement or any other Loan Document (including, without limitation, this Section 2.21), (i) the aggregate amount of Refinancing Term Loans and Replacement Revolving Facility Commitments will not be included in the calculation of the Incremental Amount, (ii) no Refinancing Term Loan or Replacement Revolving Facility Commitment is required to be in any minimum amount or any minimum increment, (iii) there shall be no condition to any incurrence of any Refinancing Term Loan or Replacement Revolving Facility Commitment at any time or from time to time other than those set forth in clauses (j) or (l) above, as applicable, and (iv) all Refinancing Term Loans, Replacement Revolving Facility Commitments and all obligations in respect thereof shall be Obligations under this Agreement and the other Loan Documents that are secured by the Collateral on a pari passu basis with all other Obligations under this Agreement and the other Loan Documents.

(p)                                 Notwithstanding anything in the foregoing to the contrary, (i) for the purpose of determining the number of outstanding Eurocurrency Borrowings and BBR Borrowings upon the incurrence of any Incremental Loans, (x) to the extent the last date of Interest Periods for multiple Eurocurrency Borrowings or BBR Borrowings under the Term Facilities fall on the same day, such Eurocurrency Borrowings or BBR Borrowings, as applicable, shall be considered a single Eurocurrency Borrowing or BBR Borrowing, as applicable, and (y) to the extent the last date of Interest Periods for multiple Eurocurrency Borrowings or BBR Borrowings under the Revolving Facilities fall on the same day, such Eurocurrency Borrowings and BBR Borrowings, as applicable, shall be considered a single Eurocurrency Borrowing or BBR Borrowing, as applicable, and (ii) the initial Interest Period with respect to any Eurocurrency Borrowing or BBR Borrowing of Incremental Loans may, at the Dutch Borrower’s option, be of a duration of a number of Business Days that is less than one month, and the Adjusted LIBO Rate or BBR, as applicable with respect to such initial Interest Period shall be the same as the Adjusted LIBO Rate or BBR, as applicable, applicable to any then-outstanding Eurocurrency Borrowing or BBR Borrowing, as applicable, as the Dutch Borrower may direct, so long as the last day of such initial Interest Period is the same as the last day of the Interest Period with respect to such outstanding Eurocurrency Borrowing or BBR Borrowing, as applicable.

Section 2.22                             Defaulting Lender.  (a) Defaulting Lender Adjustments.  Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i)                                     Waivers and Amendments.  Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in the definitions of “Required Lenders” or “Required Revolving Facility Lenders.”

(ii)                                  Defaulting Lender Waterfall.  Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, following an Event of Default or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.06 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder, second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank hereunder, third, to Cash Collateralize the Issuing Banks’ Fronting Exposure with respect to such Defaulting Lender in accordance with Section 2.05(j), fourth, as the Dutch Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent, fifth, if so determined by the Administrative Agent and the Dutch Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) Cash Collateralize the Issuing Banks’ future Fronting Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with Section 2.05(j), sixth, to the payment of any amounts owing to the Lenders or the Issuing Banks as a result of any judgment of a court of competent jurisdiction obtained by any Lender or Issuing Bank against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by the Borrowers against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement, and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction.  Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 2.22 shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

(iii)                               Certain Fees.  (A) No Defaulting Lender shall be entitled to receive any Commitment Fee for any period during which that Lender is a Defaulting Lender.

(A)                               Each Defaulting Lender shall be entitled to receive L/C Participation Fees for any period during which that Lender is a Defaulting Lender only to the extent allocable to its pro rata share of the stated amount of Letters of Credit for which it has provided Cash Collateral.

(B)                               With respect to any Commitment Fee or L/C Participation Fee not required to be paid to any Defaulting Lender pursuant to clause (A) or (B) above, the Borrowers shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in Letters of Credit that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to each Issuing Bank the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to such Issuing Bank’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee.

(iv)                              Reallocation of Participations to Reduce Fronting Exposure.  All or any part of such Defaulting Lender’s participation in Letters of Credit shall be reallocated among the Non-Defaulting Lenders in accordance with their respective pro rata Commitments (calculated without regard to such Defaulting Lender’s Commitment) but only to the extent that such reallocation does not cause the aggregate Revolving Facility Credit Exposure of any Non-Defaulting Lender to exceed such Non-Defaulting Lender’s Revolving Facility Commitment. No reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

(v)                                 Cash Collateral.  If the reallocation described in clause (iv) above cannot, or can only partially, be effected, the Borrowers shall, without prejudice to any right or remedy available to it hereunder or under law, within three (3) Business Days following the written request of (i) the Administrative Agent or (ii) any Issuing Bank, as applicable (with a copy to the Administrative Agent) Cash Collateralize the Issuing Banks’ Fronting Exposure in accordance with the procedures set forth in Section 2.05(j).

(b)                                 Defaulting Lender Cure.  If the Borrowers, the Administrative Agent and each Issuing Bank agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase at par that portion of outstanding Revolving Facility Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit to be held pro rata by the Lenders in accordance with their Revolving Facility Commitments (without giving effect to Section 2.22(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that, no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(c)                                  New Letters of Credit.  So long as any Lender is a Defaulting Lender, the Issuing Banks shall not be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure after giving effect thereto.

ARTICLE III

Representations and Warranties

On the date of each Credit Event (except if such representation or warranty refers to a specific date or period, then as of such date or for such period), Holdings, U.S. Holdings and the Borrowers represent and warrant to each of the Lenders that:

Section 3.01                             Organization; Powers.  Except as set forth on Schedule 3.01, each of Holdings, U.S. Holdings, each Borrower and each of the Subsidiaries that is a Loan Party or a Material Subsidiary (a) is a partnership, limited liability company, company limited by shares, corporation or other entity duly organized, validly existing and in good standing (to the extent such concept is applicable in the relevant jurisdiction or, if applicable in a foreign jurisdiction, enjoys the equivalent status under the laws of any jurisdiction of organization outside the United States of America) under the laws of the jurisdiction of its organization, (b) has all requisite power and authority to own its property and assets and to carry on its business as now conducted, (c) is qualified to do business in each jurisdiction where such qualification is required, except where the failure so to qualify, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect and (d) has the power and authority to execute, deliver and perform its obligations under each of the Loan Documents and each other agreement or instrument contemplated thereby to which it is or will be a party and, in the case of each Borrower, to borrow and otherwise obtain credit hereunder.

Section 3.02                             Authorization.  The execution, delivery and performance by Holdings, U.S. Holdings, the Borrowers and each of the Subsidiary Loan Parties of each of the Loan Documents to which it is a party and the borrowings hereunder and the transactions contemplated hereby and thereby (a) have been duly authorized by all corporate, stockholder, partnership, limited liability company or other organizational action required to be obtained by Holdings, U.S. Holdings, the Borrowers and such Subsidiary Loan Parties and (b) will not (i) violate (A) any provision of law, statute, rule or regulation applicable to Holdings, U.S. Holdings, the Borrowers or any such Subsidiary Loan Party, (B) the memorandum, certificate or articles of incorporation or association or other constitutive documents (including any partnership, limited liability company or operating agreements) or by-laws of Holdings, U.S. Holdings, the Borrowers or any such Subsidiary Loan Party, (C) any applicable order of any court or any rule, regulation or order of any Governmental Authority applicable to Holdings, U.S. Holdings, the Borrowers or any such Subsidiary Loan Party or (D) any provision of any indenture, certificate of designation for preferred stock, or other material agreement or instrument to which Holdings, U.S. Holdings the Borrowers or any such Subsidiary Loan Party is a party or by which any of them or any of their property is or may be bound, (ii) result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under, give rise to a right of or result in any cancellation or acceleration of any right or obligation (including any payment) under any such indenture, certificate of designation for preferred stock, or other material agreement or instrument, where any such conflict, violation, breach or default referred to in clause (i) or (ii) of this Section 3.02(b), would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, or (iii) result in the creation or imposition of any Lien upon or with respect to any property or assets now owned or hereafter acquired by Holdings, U.S. Holdings, the Borrowers or any such Subsidiary Loan Party, other than the Liens created by the Loan Documents and Permitted Liens.

Section 3.03                             Enforceability.  This Agreement has been duly executed and delivered by Holdings, U.S. Holdings and the Borrowers and constitutes, and each other Loan Document when executed and delivered by each Loan Party that is party thereto will constitute, a legal, valid and binding obligation of such Loan Party enforceable against each such Loan Party, in accordance with its terms, subject to (i) the effects of bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance or other similar laws affecting creditors’ rights generally, (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law), (iii) implied covenants of good faith and fair dealing and (iv) any foreign laws, rules and regulations as they relate to pledges of Equity Interests of Foreign Subsidiaries that are not Loan Parties.

Section 3.04                             Governmental Approvals.  No action, consent or approval of, registration or filing with or any other action by any Governmental Authority is or will be required for the execution, delivery or performance of each Loan Document to which any of the Loan Parties is a party, except for (a) the filing of Uniform Commercial Code financing statements, (b) as may be required in jurisdictions other than the U.S. in connection with Liens which may be granted in accordance with the Loan Documents (including recording security interests on the Australian PPS Register where required), (c) filings with the United States Patent and Trademark Office and the United States Copyright Office and comparable offices in foreign jurisdictions and equivalent filings in foreign jurisdictions, (d) recordation of the Mortgages, (e) such as have been made or obtained and are in full force and effect, (f) such actions, consents and approvals the failure of which to be obtained or made would not reasonably be expected to have a Material Adverse Effect and (g) filings or other actions listed on Schedule 3.04 and any other filings or registrations required by the Security Documents.

Section 3.05                             Financial Statements.

(a)                                 The audited consolidated balance sheets and the statements of income, stockholders’ equity and cash flow of Parent and its consolidated subsidiaries as of and for the fiscal years ended December 31, 2015, December 31, 2016 and December 31, 2017, including the notes thereto, to the knowledge of Borrowers, present fairly in all material respects and in accordance with IFRS consistently applied throughout the periods covered thereby the consolidated financial position of Parent and its consolidated subsidiaries, as at such date and for the periods referred to herein.

(b)                                 The unaudited consolidated balance sheet of Parent and its consolidated subsidiaries dated March 31, 2018, and the related consolidated statements of income, shareholders’ equity and cash flows for the fiscal quarter ended on that date, to the knowledge of Borrowers, fairly present in all material respects and, except as set forth on Schedule 3.05, were prepared in accordance with IFRS the financial condition of Parent and its consolidated subsidiaries as of the date thereof and their results of operations, cash flows and changes in shareholders’ equity for the period covered thereby, subject to the absence of footnotes and to normal year-end audit adjustments.

Section 3.06                             No Material Adverse Effect.  Since December 31, 2017, there has been no event or circumstance that has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.07                             Title to Properties; Possession Under Leases.  (a) Each of the Dutch Borrower and its Subsidiaries has good and marketable title in fee simple or equivalent to, or easements or valid leasehold interests in, or other limited property interests in, all its Real Properties and has valid title to its personal property and assets, in each case, except for Permitted Liens and except for defects in title that do not materially interfere with its ability to conduct its business as currently conducted or to utilize such properties and assets for their intended purposes and except where the failure to have such title would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  All such properties and assets are free and clear of Liens, other than Permitted Liens.

(b)                                 Each of the Dutch Borrower and its Subsidiaries has complied with all material obligations under all leases to which it is a party, except where the failure to comply would not reasonably be expected to have a Material Adverse Effect, and all such leases are in full force and effect, except leases in respect of which the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect.

(c)                                  As of the Closing Date, none of the Dutch Borrower or its Subsidiaries has received any written notice of any pending or contemplated condemnation proceeding affecting any material portion of the Mortgaged Properties or any sale or disposition thereof in lieu of condemnation that remains unresolved as of the Closing Date, except as set forth on Schedule 3.07(c).

(d)                                 As of the Closing Date, none of the Dutch Borrower or its Subsidiaries is obligated under any right of first refusal, option or other contractual right to sell, assign or otherwise dispose of any Mortgaged Property or any interest therein, except as permitted under Section 6.02 or 6.05 or as would not reasonably be expected to have a Material Adverse Effect.

(e)                                  Schedule 1.01(E) lists each Material Real Property owned by Dutch Borrower or any Subsidiary Loan Party as of the Closing Date.

Section 3.08                             Subsidiaries.  (a) Schedule 3.08(a) sets forth as of the Closing Date the name and jurisdiction of incorporation, formation or organization of each subsidiary of Holdings and, as to each such subsidiary, the percentage of each class of Equity Interests owned by Holdings or by any such subsidiary.

(b)                                 As of the Closing Date, after giving effect to the Transactions, there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than stock options granted to employees or directors (or entities controlled by directors) and shares held by directors (or entities controlled by directors)) relating to any Equity Interests of Holdings or any of the Subsidiaries, except as set forth on Schedule 3.08(b).

Section 3.09                             Litigation; Compliance with Laws.  (a) There are no actions, suits or proceedings at law or in equity or by or before any Governmental Authority or in arbitration now pending, or, to the knowledge of Holdings, U.S. Holdings or the Borrowers, threatened in writing against Parent, Holdings, the Borrowers or any of the Subsidiaries or any business, property or rights of any such person that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, except for any action, suit or proceeding at law or in equity or by or on behalf of any Governmental Authority or in arbitration which has been disclosed in any of Parent’s public filings with the SEC and/or CSA prior to the Closing Date or which arises out of the same facts and circumstances, and alleges substantially the same complaints and damages, as any action, suit or proceeding so disclosed and in which there has been no material adverse change since the date of such disclosure.

(b)                                 None of Holdings, U.S. Holdings, the Borrowers, the Subsidiaries and their respective properties or assets is in violation of (nor will the continued operation of their material properties and assets as currently conducted violate) any law, rule or regulation (including any zoning, building, ordinance, code or approval or any building permit, but excluding any Environmental Laws, which are the subject of Section 3.16) or any restriction of record or agreement affecting any Mortgaged Property, or is in default with respect to any judgment, writ, injunction or decree of any Governmental Authority, where such violation or default would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)                                  To the knowledge of Holdings, U.S. Holdings, the Borrowers and each Subsidiary are in compliance in all respects with all Gaming Laws and Data Privacy Laws that are applicable to them and their businesses, except where a failure to comply would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.10                             Federal Reserve Regulations.  Neither the making of any Loan (or the extension of any Letter of Credit) hereunder nor the use of the proceeds thereof will violate the provisions of Regulation T, Regulation U or Regulation X of the Board.

Section 3.11                             Investment Company Act.  None of Holdings, the Borrowers and the Subsidiaries is required to be registered as an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

Section 3.12                             Use of Proceeds.  (a) The Borrowers will use the proceeds of the Revolving Facility Loans, and may request the issuance of Letters of Credit, solely for general corporate purposes (including, without limitation, for the Transactions, Permitted Business Acquisitions, Capital Expenditures and Transaction Expenses and, in the case of Letters of Credit, for the back-up or replacement of existing letters of credit); provided, the amount of Revolving Facility Loans incurred on the Closing Date shall not exceed $200,000,000 (or the Dollar Equivalent, as applicable) and (b) the Borrowers will use the proceeds of the Term B Loans made on or after the Closing Date to finance a portion of the Transactions and for the payment of Transaction Expenses.

Section 3.13                             Tax Returns.  Except as set forth on Schedule 3.13:

(a)                                 Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each of Holdings, the Borrowers and the Subsidiaries has filed or caused to be filed all federal, state, local and non-U.S. Tax returns required to have been filed by it (including in its capacity as withholding agent) and each such Tax return is true and correct;

(b)                                 Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, each of Holdings, the Borrowers and the Subsidiaries has timely paid or caused to be timely paid all Taxes shown to be due and payable by it on the returns referred to in clause (a) and all other Taxes or assessments (or made adequate provision (in accordance with IFRS) for the payment of all Taxes due), except Taxes or assessments that are being contested in good faith by appropriate proceedings in accordance with Section 5.03 and for which Holdings or any of the Subsidiaries (as the case may be) has set aside on its books adequate reserves in accordance with IFRS; and

(c)                                  Other than as would not be, individually or in the aggregate, reasonably expected to have a Material Adverse Effect, as of the Closing Date, with respect to each of Holdings, the Borrowers and the Subsidiaries, there are no claims being asserted in writing with respect to any Taxes.

Section 3.14                             No Material Misstatements.  (a) All written factual information (other than the Projections, forward looking information and information of a general economic nature or general industry nature) (the “Information”) concerning Holdings, U.S. Holdings, the Borrowers, the Subsidiaries, the Transactions and any other transactions contemplated hereby prepared by or on behalf of the foregoing or their representatives and made available to any Lenders or the Administrative Agent in connection with the Transactions or the other transactions contemplated hereby (to the extent such Information relates to the Company on or prior to the Closing Date, to the Dutch Borrower’s knowledge), when taken as a whole, was true and correct in all material respects, as of the date such Information was furnished to the Lenders and as of the Closing Date and did not, taken as a whole, contain any untrue statement of a material fact as of any such date or omit to state a material fact necessary in order to make the statements contained therein, taken as a whole, not materially misleading in light of the circumstances under which such statements were made (giving effect to all supplements and updates provided thereto).

(b)                                 The Projections and other forward looking information and information of a general economic nature prepared by or on behalf of Holdings, U.S. Holding, the Borrowers or any of their representatives and that have been made available to any Lenders or the Administrative Agent in connection with the Transactions or the other transactions contemplated hereby have been prepared in good faith based upon assumptions believed by Holdings to be reasonable as of the date thereof (it being understood that such Projections are as to future events and are not to be viewed as facts, such Projections are subject to significant uncertainties and contingencies and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results, and that no assurance can be given that the projected results will be realized), as of the date such Projections and information were furnished to the Lenders.

Section 3.15                             Employee Benefit Plans.

(a)                                 Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect:  (i) each Employee Benefit Plan is in compliance with the applicable provisions of ERISA, the Code and other federal or state laws, and each Employee Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a favorable determination letter or is covered by an opinion letter from the IRS or an application for such a letter is currently being processed by the IRS with respect thereto and nothing has occurred which would prevent, or cause the loss of, such qualification; (ii) no Reportable Event has occurred during the past five years as to which any Borrower or any Subsidiary Loan Party or any ERISA Affiliate was required to file a report with the PBGC; (iii) as of the most recent valuation date preceding the Closing Date, no Plan has any Unfunded Pension Liability; (iv) no ERISA Event has occurred or is reasonably expected to occur; (v) no Borrower or Subsidiary Loan Party or any ERISA Affiliates (A) has received any written notification that any Multiemployer Plan is in reorganization or has been terminated within the meaning of Title IV of ERISA, or has knowledge that any Multiemployer Plan is reasonably expected to be in reorganization or to be terminated or (B) has incurred or is reasonably expected to incur any Withdrawal Liability to any Multiemployer Plan; (vi) none of Holdings, U.S. Holdings, the Borrowers or any of the Domestic Subsidiaries has engaged in a “prohibited transaction” (as defined in Section 406 of ERISA or Code Section 4975) in connection with any employee pension benefit plan (as defined in Section 3(2) of ERISA) that would subject a Borrower or any of the Subsidiaries to tax; and (vii) no Borrower or any Subsidiary Loan Party or any ERISA Affiliate has engaged in a transaction that could be subject to Section 4069 or 4212(c) of ERISA.

(b)                                 Each Borrower and the Subsidiaries is in compliance (i) with all applicable provisions of law and all applicable regulations and published interpretations thereunder with respect to any employee pension benefit plan or other employee benefit plan governed by or mandated by  the laws of a jurisdiction other than the United States (a “Foreign Plan”) and (ii) with the terms of any such Foreign Plan, except, in each case, for such noncompliance that would not reasonably be expected to have a Material Adverse Effect.  With respect to any Foreign Plan other than a scheme or arrangement mandated by a government other than the United States, the fair market value of the assets of such Foreign Plan, are sufficient to satisfy the accrued benefit obligations under such Foreign Plan as of the Closing Date, as it relates to each Borrower and the Subsidiaries, except as would not reasonably be expected to have a Material Adverse Effect.

(c)                                  Except as would not reasonably be expected to result in a Material Adverse Effect, there are no pending or, to the knowledge of the Borrowers, threatened claims (other than claims for benefits in the normal course), sanctions, actions or lawsuits, asserted or instituted against any Employee Benefit Plan or any person as fiduciary or sponsor of any Employee Benefit Plan.

Section 3.16                             Environmental Matters.  Except as to matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) no written notice, request for information, order, complaint or penalty arising under Environmental Laws has been received by Holdings, U.S. Holdings, the Borrowers or any of their Subsidiaries, and there are no judicial, administrative or other actions, suits or proceedings pending or, to the Borrowers’ knowledge, threatened which allege a violation of or liability under any Environmental Laws, in each case relating to Holdings, U.S. Holdings, the Borrowers or any of their Subsidiaries, (ii) each of Holdings, U.S. Holdings, the Borrowers and their Subsidiaries has all environmental permits, licenses and other approvals necessary for its operations to comply with all Environmental Laws (“Environmental Permits”) and is in compliance with the terms of such Environmental Permits and with all other Environmental Laws, (iii) no Hazardous Material is located at, on or under any property currently or, to the Borrowers’ knowledge, formerly owned, operated or leased by Holdings, U.S. Holdings, the Borrowers or any of their Subsidiaries that would reasonably be expected to give rise to any cost, liability or obligation of Holdings, U.S. Holdings the Borrowers or any of their Subsidiaries under any Environmental Laws or Environmental Permits, and no Hazardous Material has been generated, used, treated, stored, handled, disposed of or controlled, transported or Released at any location in a manner that would reasonably be expected to give rise to any cost, liability or obligation of Holdings, U.S. Holdings, the Borrowers or any of their Subsidiaries under any Environmental Laws or Environmental Permits, (iv) there are no agreements in which Holdings, U.S. Holdings, the Borrowers or any of their Subsidiaries has expressly assumed or undertaken responsibility for any known or reasonably likely liability or obligation of any other person arising under or relating to Environmental Laws, which in any such case has not been made available to the Administrative Agent prior to the Closing Date, and (v) there has been no material written environmental assessment or audit conducted (other than customary assessments not revealing anything that would reasonably be expected to result in a Material Adverse Effect), by or on behalf of Holdings, U.S. Holdings, the Borrowers or any of their Subsidiaries of any property currently or, to the Borrowers’ knowledge, formerly owned or leased by Holdings, U.S. Holdings, any Borrower or any of their Subsidiaries that has not been made available to the Administrative Agent prior to the Closing Date.

Section 3.17                             Security Documents.  (a) The Security Documents are, or will be at the time of execution and delivery thereof, effective to create in favor of the Collateral Agent (for the benefit of the Secured Parties) legal, valid and enforceable Liens on and security interests in in the Collateral described therein and proceeds thereof to the fullest extent permitted under applicable law and (i) when all appropriate filings or recordings are made in the appropriate offices as may be required under applicable Requirements of Law (which filings or recordings shall be made to the extent required by any such Security Document) (which filings or recordings shall be made to the extent required by any such Security Document) and (ii) upon the taking of possession or control by the Collateral Agent of such Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Collateral Agent to the extent required by any such Security Document), the liens created by each such Security Document will constitute fully perfected first-priority Liens on and security interests in all right, title and interest of the Loan Parties in such Collateral, subject to Permitted Liens.

(b)                                 When the Intellectual Property Security Agreement or an ancillary document thereunder is properly filed and recorded in the United States Patent and Trademark Office and the United States Copyright Office, and, with respect to Collateral in which a security interest cannot be perfected by such filings, upon the proper filing and recordation of the financing statements referred to in clause (a) above, the Collateral Agent (for the benefit of the Secured Parties) shall have a fully perfected (subject to exceptions arising from defects in the chain of title that would not impair the security interest or any rights of the Collateral Agent under the Loan Documents) Lien on, and security interest in, all right, title and interest of the Loan Parties thereunder in the United States Intellectual Property included in the Collateral (but, in the case of the United States registered copyrights included in the Collateral, only to the extent such United States registered copyrights are listed in such ancillary document filed with the United States Copyright Office) listed in such ancillary document, in each case prior and superior in right to the Lien of any other person, except for Permitted Liens (it being understood that subsequent recordings in the United States Patent and Trademark Office and the United States Copyright Office may be necessary to perfect a Lien on registered trademarks and patents, trademark and patent applications and registered copyrights acquired by the Loan Parties after the Closing Date).

(c)                                  The Mortgages executed and delivered after the Closing Date pursuant to the Collateral and Guarantee Requirement and Section 5.10 shall be effective to create in favor of the Collateral Agent (for the benefit of the Secured Parties) legal, valid and enforceable Liens on all of the applicable Loan Party’s rights, titles and interests in and to the Mortgaged Property thereunder and the proceeds thereof (to the extent feasible in the applicable jurisdiction), and when such Mortgages are filed or recorded in the proper real estate filing or recording offices, and all relevant mortgage taxes and recording charges are duly paid, the Collateral Agent (for the benefit of the Secured Parties) shall have valid Liens with record notice to third parties on, and security interests in, all rights, titles and interests of the Loan Parties in such Mortgaged Property and, to the extent applicable, subject to Section 9-315 of the Uniform Commercial Code, the proceeds thereof (to the extent feasible in the applicable jurisdiction), in each case prior and superior in right to the Lien of any other person, except for Permitted Liens; provided, that the representations contained in this Section 3.17(c) shall not apply with respect to the perfection of Mortgaged Property which does not constitute Real Property.

(d)                                 Notwithstanding anything herein (including this Section 3.17) or in any other Loan Document to the contrary, no Borrower or any other Loan Party makes any representation or warranty as to the effects of perfection or non-perfection, the priority or the enforceability of any pledge of or security interest in any Equity Interests of any Subsidiary, or as to the rights and remedies of the Agents or any Lender with respect thereto, under foreign law (other than laws of a Security Jurisdiction).

Section 3.18                             Location of Real Property.  The Perfection Certificate lists correctly, in all material respects, as of the Closing Date all Material Real Property owned by the Dutch Borrower and each Subsidiary Loan Party and the addresses thereof.  As of the Closing Date, each Borrower and each Domestic Subsidiary own in fee all the Material Real Property set forth as being owned by them in the Perfection Certificate except to the extent set forth therein.

Section 3.19                             Solvency.  (a) As of the Closing Date, immediately after giving effect to the consummation of the Transactions that occur on the Closing Date assuming that indebtedness and other obligations will become due at their respective maturities, (i) the present fair saleable value of the assets of Holdings, the Borrowers and their Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of Holdings, the Borrowers and their Subsidiaries on a consolidated basis; (ii) Holdings, the Borrowers and their Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iii) Holdings, the Borrowers and their Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

(b)                                 As of the Closing Date, immediately after giving effect to the consummation of the Transactions that occur on the Closing Date, none of Holdings, U.S. Holdings or the Borrowers intend to, and none of Holdings, U.S. Holdings or the Borrowers believes that they or any of their subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such subsidiary and the timing and amounts of cash to be payable on or in respect of its Indebtedness or the Indebtedness of any such subsidiary.

Section 3.20                             Labor Matters.  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect:  (a) there are no strikes or other labor disputes pending or threatened against the Dutch Borrower or any of its Subsidiaries; (b) the hours worked and payments made to employees of the Dutch Borrower and its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable law in a relevant jurisdiction dealing with such matters; and (c) all payments due from the Dutch Borrower or any of its Subsidiaries or for which any claim may be made against the Dutch Borrower or any of its Subsidiaries, on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of the Dutch Borrower or such Subsidiary to the extent required by IFRS.  Except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, the consummation of the Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any material collective bargaining agreement to which the Dutch Borrower or any of its Subsidiaries (or any predecessor) is a party or by which the Dutch Borrower or any of its Subsidiaries (or any predecessor) is bound.

Section 3.21                             Insurance.  Schedule 3.21 sets forth a true, complete and correct description, in all material respects, of all material insurance (excluding any title insurance) maintained by or on behalf of the Dutch Borrower or the Subsidiaries as of the Closing Date.  As of such date, such insurance is in full force and effect.

Section 3.22                             No Default.  No Default or Event of Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.

Section 3.23                             Intellectual Property; Licenses, Etc.  Except as would not reasonably be expected to have a Material Adverse Effect or as set forth in Schedule 3.23, (a) the Dutch Borrower and each of its Subsidiaries owns, or possesses the right to use in all material respects, all Intellectual Property used or held for use in or otherwise reasonably necessary for the present conduct of their respective businesses, (b) to the knowledge of the Dutch Borrower, the Dutch Borrower and its Subsidiaries are not interfering with, infringing upon, misappropriating or otherwise violating Intellectual Property of any person, and (c) (i) no claim or litigation regarding any of the Intellectual Property owned by the Dutch Borrower and its Subsidiaries is pending or, to the knowledge of the Dutch Borrower, threatened in writing and (ii) no claim or litigation regarding any other Intellectual Property described in the foregoing clauses (a) and (b) is pending or, to the knowledge of the Dutch Borrower, threatened.

Section 3.24                             Senior Debt.  The Loan Obligations constitute “Senior Debt” (or the equivalent thereof) under the documentation governing any Material Indebtedness of any Loan Party permitted to be incurred hereunder constituting Indebtedness that is subordinated in right of payment to the Loan Obligations.

Section 3.25                             USA PATRIOT Act; Anti-Money Laundering Laws; Sanctions; Foreign Corrupt Practices Act.

(a)                                 Except as disclosed in Parent’s Equity Offering Documents, no Loan Party or Subsidiary or, to the knowledge of any Loan Party, none of the respective officers, directors, or agents of such Loan Party or such Subsidiary has violated or is in violation of any Prescribed Laws.

(b)                                 The Loan Parties and the Subsidiaries have implemented and maintain in effect policies and procedures reasonably designed to ensure compliance by the Loan Parties and the Subsidiaries and their respective directors, officers, employees and agents with the Prescribed Laws.

(c)                                  Except as disclosed in Parent’s Equity Offering Documents, the Loan Parties and the Subsidiaries and their respective officers, and, to the knowledge of any Loan Party, upon reasonable inquiry, their directors, employees and agents, are in compliance with all Prescribed Laws in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in a violation of any Prescribed Laws. None of the Loan Parties and the Subsidiaries or any of their respective directors, officers, employees or agents is a Person that is, or is owned or controlled by Persons that are: (i) a Sanctioned Person, (ii) located, organized or resident in a Sanctioned Country, or (iii) has been previously indicted for or convicted of any violation of any of the Prescribed Laws.

(d)                                 Except as disclosed in Parent’s Equity Offering Documents, none of the Loan Parties, nor any Subsidiary of any Loan Party, nor any of their respective officers, nor, to the knowledge of any Loan Party, upon reasonable inquiry, any of their respective directors, employees or agents, has taken or will take any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any person while knowing that all or some portion of the money or value will be offered, given or promised to anyone to improperly influence official action, to obtain or retain business or otherwise to secure any improper advantage.

(e)                                  No Borrowing or Letter of Credit, use of proceeds or other transaction contemplated by this Agreement will violate any Prescribed Laws.

Section 3.26                             [Reserved].

Section 3.27                             No Works Council in the Netherlands.  As of the Closing Date, no works council (ondernemingsraad) has been established or is in the process of being established with respect to the business of any Dutch Loan Party nor does an obligation exist for a Dutch Loan Party to establish a works council pursuant to the Dutch Works Councils Act (Wet op de ondernemingsraden).

Section 3.28                             Financial Assistance.  On the date on which each Australian Loan Party enters into the Loan Documents to which it is a party, and after giving effect to the transactions contemplated thereby, the execution and delivery by each such Australian Loan Party of any Loan Document to which it is a party will not contravene Part 2J.3 of the Australian Corporations Act.

Section 3.29                             Public Offer.

(a)                                 The Australian Borrower confirms to each Lender that (i) invitations to become a Lender under this Agreement have been made to at least ten (10) parties, (ii) at least ten (10) of the parties to whom the invitations referred to in paragraph (i) were made were not, as at the date invitations were made, to the knowledge of the relevant officers of the Australian Borrower involved in the transaction, Associates of any of the others of those ten (10) offerees and (iii) no offers or invitations referred to in paragraph (i) were made or will be made to parties whom relevant officers of the Australian Borrower involved in the transaction on a day to day basis are aware are Offshore Associates.

(b)                                 Each Arranger represents and warrants to each Loan Party that (i) it made invitations to at least ten (10) parties to become a Lender under this Agreement on behalf of the Loan Parties, (ii) at the time it made the invitations, at least ten (10) of the parties to whom it made the invitations were carrying on the business of providing finance, or investing or dealing in securities, in the course of operating in financial markets and (iii) its officers involved in the making of the invitations referred to at (ii) above did not offer to any person that was an Offshore Associate of the Australian Borrower listed in the document provided by the Australian Borrower setting out the Offshore Associates (if any) of the Australian Borrower.

ARTICLE IV

Conditions of Lending

The obligations of (a) the Lenders to make Loans and (b) any Issuing Bank to issue, amend, extend or renew Letters of Credit or increase the stated amounts of Letters of Credit hereunder (each, a “Credit Event”) are subject to the satisfaction (or waiver in accordance with Section 9.08) of the following conditions:

Section 4.01                             All Credit Events.  On the date of each Borrowing and on the date of each issuance, amendment, extension or renewal of a Letter of Credit (in each case, other than pursuant to an Incremental Assumption Agreement):

(a)                                 The Administrative Agent shall have received, in the case of a Borrowing, a Borrowing Request as required by Section 2.03 (or a Borrowing Request shall have been deemed given in accordance with the last paragraph of Section 2.03) or, in the case of the issuance of a Letter of Credit, the applicable Issuing Bank and the Administrative Agent shall have received a notice requesting the issuance of such Letter of Credit as required by Section 2.05(b).

(b)                                 (i) In the case of each Credit Event that occurs on the Closing Date, the Major Representations shall be true and correct; and (ii) in the case of each Credit Event that occurs after the Closing Date (other than an amendment, extension or renewal of a Letter of Credit without any increase in the stated amount of such Letter of Credit), the representations and warranties set forth in the Loan Documents shall be true and correct in all material respects as of such date (except to the extent such representations and warranties are qualified by “materiality” or “Material Adverse Effect,” in which case such representations and warranties shall be true and correct in all respects as of such date), in each case, with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties shall be true and correct in all material respects as of such earlier date).

(c)                                  (i) In the case of each Credit Event that occurs on the Closing Date, no Major Default shall have occurred and be continuing or would occur as a result thereof, and (ii) in the case of each Borrowing or other Credit Event that occurs after the Closing Date, at the time of and immediately after such Borrowing or issuance, amendment, extension or renewal of a Letter of Credit (other than (x) an amendment, extension or renewal of a Letter of Credit without any increase in the stated amount of such Letter of Credit or (x) an Other Term Loan or Other Revolving Loan as set forth in Section 2.21(c)), as applicable, no Event of Default or Default shall have occurred and be continuing.

(d)                                 Each Borrowing and other Credit Event that occurs after the Closing Date shall be deemed to constitute a representation and warranty by the Borrowers on the date of such Borrowing, issuance, amendment, extension or renewal as applicable, as to the matters specified in paragraphs (b)(ii) and (c)(ii) of this Section 4.01.

Section 4.02                             First Credit Event.  On or prior to the Closing Date:

(a)                                 The Administrative Agent (or its counsel) shall have received from each of Holdings, U.S. Holdings, the Borrowers, the Issuing Banks and the Lenders (i) a counterpart of this Agreement signed on behalf of such party or (ii) written evidence reasonably satisfactory to the Administrative Agent (which may include delivery of a signed signature page of this Agreement by electronic transmission (e.g., “pdf”)) that such party has signed a counterpart of this Agreement.

(b)                                 The Administrative Agent shall have received, on behalf of itself, the Lenders and each Issuing Bank, a written opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, as special New York and Delaware counsel for the Loan Parties, Cains Advocates Limited, as special Isle of Man counsel for the Loan Parties, Greenberg Traurig LLP, as special Dutch counsel for the Loan Parties, Carey Olsen, as special Alderney counsel for the Loan Parties, King & Wood Mallesons, as special Australian counsel for the Administrative Agent, and Allen & Overy, as special English counsel for the Administrative Agent, (A) dated the Closing Date, (B) addressed to each Issuing Bank, the Administrative Agent, the Collateral Agent and the Lenders on the Closing Date and (C) in form and substance reasonably satisfactory to the Administrative Agent covering such matters relating to the Loan Documents as the Administrative Agent shall reasonably request.

(c)                                  The Administrative Agent shall have received a certificate of the Secretary, Assistant Secretary, Director or similar officer of each Loan Party (other than each Dutch Loan Party, Australian Loan Party and each IOM Loan Party) dated the Closing Date and certifying:

(i)                                     a copy of the memorandum, certificate or articles of incorporation, certificate of limited partnership, certificate of formation or other equivalent constituent and governing documents, including all amendments thereto, of such Loan Party, (1) in the case of a corporation, certified (to the extent available in any non-U.S. jurisdiction) as of a recent date by the Secretary of State (or other similar official or Governmental Authority in the case of any Loan Party organized outside the United States of America) of the jurisdiction of its organization, or (2) otherwise certified by the Secretary, Assistant Secretary or Director of such Loan Party or other person duly authorized by the constituent documents of such Loan Party,

(ii)                                  a certificate as to the good standing (to the extent such concept or a similar concept exists under the laws of such jurisdiction) of such Loan Party as of a recent date from such Secretary of State (or other similar official or Governmental Authority in the case of any Loan Party organized outside the United States of America),

(iii)                               that attached thereto is a true and complete copy of the by-laws (or partnership agreement, limited liability company agreement or other equivalent constituent and governing documents) (to the extent such concept or a similar concept exists under the laws of such Loan Party’s jurisdiction of formation) of such Loan Party as in effect on the Closing Date and at all times since a date prior to the date of the resolutions described in clause (iv) below,

(iv)                              that attached thereto is a true and complete copy of resolutions duly adopted by the Board of Directors (or equivalent governing body) of such Loan Party (or its managing general partner or managing member) authorizing the execution, delivery and performance of the Loan Documents dated as of the Closing Date to which such person is a party and, in the case of the Borrowers, the borrowings hereunder, and that such resolutions have not been modified, rescinded or amended and are in full force and effect on the Closing Date,

(v)                                 as to the incumbency and specimen signature of each officer executing any Loan Document or any other document delivered in connection herewith on behalf of such Loan Party, and

(vi)                              with the exception of any Loan Party incorporated in England and Wales, as to the absence of any pending proceeding for the dissolution or liquidation of such Loan Party or, to the knowledge of such person, threatening the existence of such Loan Party.

(d)                                 The Administrative Agent shall have received, in respect of Holdings and the Dutch Borrower, a manager’s certificate dated as of the Closing Date and signed by a Responsible Officer of such Dutch Loan Party, certifying the following items: (i) a copy of the deed of incorporation of such Dutch Loan Party, (ii) an up-to-date copy of the articles of association of such Dutch Loan Party, (iii) an electronic copy of an excerpt of the Netherlands Trade and Companies Register dated on the Closing Date, (iv) an electronic copy of a true, complete and up-to-date board resolutions approving the entry by such Dutch Loan Party into, among others, the Loan Documents, (v) to the extent applicable, an electronic copy of a true, complete and up-to-date shareholders’ resolution approving the resolutions referred to under (iv), (vi) to the extent applicable, an electronic copy of a true, complete and up-to-date members’ resolution approving the resolution referred to under (iv) and (vii) a true and complete specimen of signatures for each of the directors or authorized signatories having executed for and on behalf of the Dutch Borrower respectively the Loan Documents.

(e)                                  The Administrative Agent shall have received, in respect of each IOM Loan Party, (i) a registered agent’s certificate dated the Closing Date and signed by an authorized signatory of the relevant registered agent, certifying (attaching documents where relevant) the following matters: that the relevant IOM Loan Party is a company incorporated and existing under the Isle of Man Companies Act 2006 and the laws of the Isle of Man with the company registration number specified therein; that attached to the certificate is a correct and complete copy of the constitutional documents of the relevant IOM Loan Party, which constitutional documents are in full force and effect as at the date of the certificate; that attached to the certificate is a correct and complete copy of the register of directors of the relevant IOM Loan Party and which includes each date of appointment; that in the case of any corporate director, that director holds a license granted under the Isle of Man Financial Services Act 2008 which does not exclude acting as a corporate director or is a subsidiary of such a company; that in the case of any corporate director, the identities of the persons authorized to sign on behalf of such corporate director, acting singly or jointly; that attached to the certificate is a correct and complete copy of the register of members of the relevant IOM Loan Party with the name and address of each and the number and type of shares held; that the address of the registered office of the relevant IOM Loan Party; a correct and complete copy of each of the resolutions of the directors and the resolutions of the members passed at duly convened, constituted and conducted meetings of the relevant bodies or as a written resolutions by all of the directors, or as the case may be, members in accordance with the relevant IOM Loan Party’s memorandum and articles of association and confirmation that the resolutions remain in full force and effect as at the date of the certificate; that the registered agent is not aware of any proceedings that are pending or threatened against the relevant IOM Loan Party or of any action having been taken to wind up the relevant entity or to appoint a receiver or manager; that the registered agent holds a license granted under the Isle of Man Financial Services Act 2008 which permits it to undertake the regulated activity of acting as a registered agent; that all persons providing corporate services (within the meaning of the Isle of Man Financial Services Act 2008) to the relevant IOM Loan Party are authorized by law to do so and hold all necessary Isle of Man regulatory consents, authorizations and licenses or are exempt from the requirement to do so; and that the registered agent will notify the Administrative Agent in the event that it shall cease to act as registered agent for the relevant IOM Loan Party during the existence of any facilities, arrangements or security which have been entered into pursuant to this Agreement; and (ii) the results of a litigation search in respect of each IOM Loan Party undertaken at the Rolls Office of the High Court of Justice in the Isle of Man dated the Closing Date.  The Administrative Agent shall have received, in respect of the Australian Borrower and each other Australian Loan Party, a verification certificate dated as of the Closing Date and signed by a director of such Australian Loan Party, (i) certifying the following items: (A) a copy of the constitution (or other equivalent constituent and governing documents) of such Australian Loan Party, (B) a copy of a true, complete and up-to-date extract of board resolutions (or equivalent) approving the entry by such Australian Loan Party into, among others, the Loan Documents, (C), a copy of a true, complete and up-to-date shareholders’ resolution (or equivalent) approving the resolutions referred to under (B), (D) any power of attorney under which such Australian Loan Party is signing the Loan Documents and (E) a true and complete specimen of signatures for each of the directors or authorized signatories having executed for and on behalf of such Australian Loan Party the Loan Documents and (ii) confirming that: (A) such Australian Loan Party is solvent and (B) such Australian Loan Party is not prevented by Chapter 2E of the Australian Corporations Act from entering into the Loan Documents.

(f)                                   The Administrative Agent shall have received a completed Perfection Certificate, dated the Closing Date and signed by a Responsible Officer of each Borrower, together with all attachments contemplated thereby, and the results of a search of the Uniform Commercial Code (or equivalent), tax and judgment, United States Patent and Trademark Office and United States Copyright Office filings made with respect to the Loan Parties in the jurisdictions contemplated by the Perfection Certificate and copies of the financing statements (or similar documents) disclosed by such search and evidence reasonably satisfactory to the Administrative Agent that the Liens indicated by such financing statements (or similar documents) are Permitted Liens or have been, or will be simultaneously or substantially concurrently with the closing under this Agreement, released (or arrangements reasonably satisfactory to the Administrative Agent for such release shall have been made).

(g)                                  The Sky Acquisition shall have been consummated or shall be consummated simultaneously or substantially concurrently with the closing under this Agreement on the terms described in the Sky Acquisition Agreement, without giving effect to any amendment, waiver, consent or other modification thereof by the Purchaser that is materially adverse to the interests of the Lenders (in their capacities as such) unless it is approved by the Administrative Agent (which approval shall not be unreasonably withheld, delayed or conditioned).

(h)                                 After giving effect to the Transactions, none of Holdings, any Borrower or any of their subsidiaries shall have any third-party Indebtedness for borrowed money other than (i) the Facilities, (ii) the Senior Unsecured Notes, (iii) other indebtedness contemplated or permitted to be incurred or outstanding under the Sky Acquisition Agreement, (iv) any rollover of then existing capital leases and then existing swap arrangements or (v) other Indebtedness listed on Schedule 6.01.

(i)                                     The Administrative Agent shall have received the financial statements referred to in Section 3.05.

(j)                                    [Reserved.]

(k)                                 The Lenders shall have received a solvency certificate substantially in the form of Exhibit C and signed by a Financial Officer of Holdings confirming the solvency of Holdings, the Borrowers and their Subsidiaries on a consolidated basis after giving effect to the Transactions that occur on the Closing Date.

(l)                                     The Agents shall have received all fees payable thereto or to any Lender on or prior to the Closing Date and, to the extent invoiced at least three Business Days prior to the Closing Date, reimbursement or payment of all reasonable and documented out-of-pocket expenses (including reasonable fees, charges and disbursements of Cahill Gordon & Reindel LLP) required to be reimbursed or paid by the Loan Parties hereunder or under any Loan Document on or prior to the Closing Date (which amounts may be offset against the proceeds of the Loans).

(m)                             Except as set forth in Schedule 5.12 (which, for the avoidance of doubt, shall override the applicable clauses of the definition of “Collateral and Guarantee Requirement”) and subject to the grace periods and post-closing periods set forth in such definition, the Collateral and Guarantee Requirement shall be satisfied (or waived) as of the Closing Date.

(n)                                 The Administrative Agent shall have received all documentation and other information required by Section 3.25 no later than three (3) business days in advance of the Closing Date, to the extent such information has been requested not less than ten (10) days prior to the Closing Date.  Upon the reasonable request of any Lender made at least ten (10) days prior to the Closing Date, the Borrowers shall have provided to such Lender the documentation and other information so requested in connection with applicable “know your customer” and anti-money-laundering rules and regulations, including the PATRIOT Act, in each case at least three (3) business days prior to the Closing Date (including, without limitation, a Beneficial Ownership Certification for any Borrower that qualifies as a “legal entity customer” under the Beneficial Ownership Regulation).

(o)                                 The Dutch Borrower shall have delivered to the Administrative Agent a certificate dated as of the Closing Date, to the effect set forth in Sections 4.01(b)(i), 4.01(c)(i) and 4.02(h) hereof.

For purposes of determining compliance with the conditions specified in Section 4.01 and this Section 4.02, each Lender shall be deemed to have consented to, approved or accepted or to be satisfied with each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to the Lenders unless an officer of the Administrative Agent responsible for the transactions contemplated by the Loan Documents shall have received notice from such Lender prior to the Closing Date specifying its objection thereto and, in the case of a Borrowing, such Lender shall not have made available to the Administrative Agent such Lender’s ratable portion of the initial Borrowing.

For the avoidance of doubt, (i) there is no representation or warranty relating to the Target Group the accuracy of which is a condition to any Credit Event that occurs on the Closing Date or otherwise any condition precedent directly or indirectly relating to the Target Group, the satisfaction of which is a condition precedent to any Credit Event that occurs on the Closing Date, and (ii) no procurement obligation or any other matter or circumstance in respect of, or breach by, any member of the Target Group shall relate to a Loan Party for purposes of any Major Default, Major Representation or Major Undertaking; provided, that, immediately upon any Credit Event that occurs on the Closing Date, all rights, remedies and entitlements of the Secured Parties under the Loan Documents shall be available notwithstanding that they may not have been used or been available for use as a condition to any Credit Event that occurs on the Closing Date.

Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, it is understood that to the extent any security interest in the intended Collateral or any deliverable (including those referred to in Sections 4.02(f) and (m)) related to the perfection of security interests in the intended Collateral (other than any Collateral the security interest in which may be perfected by the filing of a UCC or PPSA financing statement (or the equivalent in any other applicable jurisdiction) or the possession of the stock certificates (if any) of the Borrowers or any Subsidiary Loan Parties (to the extent, with respect to the Company and its Subsidiaries, such stock certificates are received by the Purchaser from the Company on or prior to the Closing Date after the Purchaser has used commercially reasonably efforts to do so) is not or cannot be provided and/or perfected on the Closing Date (1) without undue burden or expense or (2) after the Borrowers have used commercially reasonable efforts to do so, then the provision and/or perfection of such security interest(s) or deliverable shall not constitute a condition precedent to the availability of the Commitments on the Closing Date but, to the extent otherwise required hereunder, shall be delivered after the Closing Date in accordance with Section 5.12.

ARTICLE V

Affirmative Covenants

Each of Holdings, U.S. Holdings and the Borrowers jointly and severally covenants and agrees with each Lender that, until the Termination Date, unless the Required Lenders shall otherwise consent in writing, Holdings, U.S. Holdings and the Borrowers will cause each of the Subsidiaries to:

Section 5.01                             Existence; Business and Properties.  (a)  Do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence, except, in the case of a Subsidiary of the Borrowers, where the failure to do so would not reasonably be expected to have a Material Adverse Effect, and except as otherwise permitted under Section 6.05, and except for the liquidation or dissolution of Subsidiaries if the assets of such Subsidiaries to the extent they exceed estimated liabilities are acquired by a Borrower or a Wholly Owned Subsidiary of the Borrowers in such liquidation or dissolution; provided, that Subsidiary Loan Parties may not be liquidated into Subsidiaries that are not Loan Parties (except in each case as permitted under Section 6.05).

(b)                                 Except where the failure to do so would not reasonably be expected to have a Material Adverse Effect, do or cause to be done all things necessary to (i) lawfully obtain, preserve, renew, extend and keep in full force and effect the permits, franchises, authorizations, Intellectual Property, licenses and rights with respect thereto necessary to the normal conduct of its business, and (ii) at all times maintain, protect and preserve all tangible property necessary to the normal conduct of its business and keep such property in good repair, working order and condition (ordinary wear and tear excepted), from time to time make, or cause to be made, all needful and proper repairs, renewals, additions, improvements and replacements thereto necessary in order that the business carried on in connection therewith, if any, may be properly conducted at all times (in each case except as permitted by this Agreement).

Section 5.02                             Insurance.  (a)  Maintain, with financially sound and reputable insurance companies, insurance (subject to customary deductibles and retentions) in such amounts and against such risks as are customarily maintained by similarly situated companies engaged in the same or similar businesses operating in the same or similar locations and with respect to insurance of Dutch Borrower and the Subsidiary Loan Parties, and cause the Dutch Borrower and the Subsidiary Loan Parties to be listed as insured and the Collateral Agent to be listed as a co-loss payee on property and property casualty policies and as an additional insured on liability policies.  Notwithstanding the foregoing, the Loan Parties and the Subsidiaries may self-insure with respect to such risks with respect to which companies of established reputation engaged in the same general line of business in the same general area usually self-insure.

(b)                                 [Reserved.]

(c)                                  If any portion of any Mortgaged Property is at any time located in an area in the United States specifically identified by the Federal Emergency Management Agency (or any successor agency) as a special flood hazard area (each a “Special Flood Hazard Area”) with respect to which flood insurance has been made available under the Flood Insurance Laws, then the Dutch Borrower shall, or shall cause each applicable Subsidiary Loan Party (i) maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws and (ii) deliver to the Collateral Agent evidence of such compliance in form and substance reasonably acceptable to the Administrative Agent.

(d)                                 In connection with the covenants set forth in this Section 5.02, it is understood and agreed that:

(i)                                     the Administrative Agent, the Collateral Agent, the Lenders, the Issuing Banks and their respective agents or employees shall not be liable for any loss or damage insured by the insurance policies required to be maintained under this Section 5.02, it being understood that (A) the Loan Parties shall look solely to their insurance companies or any other parties other than the aforesaid parties for the recovery of such loss or damage and (B) such insurance companies shall have no rights of subrogation against the Administrative Agent, the Collateral Agent, the Lenders, any Issuing Bank or their agents or employees.  If, however, the insurance policies, as a matter of the internal policy of such insurer, do not provide waiver of subrogation rights against such parties, as required above, then the Dutch Borrower, on behalf of itself and behalf of each of its Subsidiaries, hereby agrees, to the extent permitted by law, to waive, and further agrees to cause each of their Subsidiaries to waive, its right of recovery, if any, against the Administrative Agent, the Collateral Agent, the Lenders, any Issuing Bank and their agents and employees;

(ii)                                  the designation of any form, type or amount of insurance coverage by the Collateral Agent (including acting in the capacity as the Collateral Agent) under this Section 5.02 shall in no event be deemed a representation, warranty or advice by the Collateral Agent or the Lenders that such insurance is adequate for the purposes of the business of the Borrowers and the Subsidiaries or the protection of their properties; and

(iii)                               except with respect to subsection (c) above and with respect to any Material Real Property encumbered by a Mortgage after the Closing Date pursuant to Section 5.10, the amount and type of insurance that the Dutch Borrower and its Subsidiaries has in effect as of the Closing Date satisfies for all purposes the requirements of this Section 5.02.

Section 5.03                             Taxes.  Pay its obligations in respect of all Taxes, imposed upon it or upon its income or profits or in respect of its property, before the same shall become delinquent or in default, except where (i) the amount or validity thereof is being contested in good faith by appropriate proceedings and such person, as applicable, has set aside on its books adequate reserves therefor in accordance with IFRS or (ii) the failure to make payment could not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

Section 5.04                             Financial Statements, Reports, etc.  Furnish to the Administrative Agent (which will promptly furnish such information to the Lenders):

(a)                                 within 15 days after the time period specified under Canadian Securities Legislation, a consolidated balance sheet and related statements of operations, cash flows and owners’ equity showing the financial position of the Dutch Borrower and its Subsidiaries as of the close of each fiscal year and the consolidated results of their operations during such year and setting forth in comparative form the corresponding figures for the prior fiscal year, which consolidated balance sheet and related statements of operations, cash flows and owners’ equity shall be accompanied by customary management’s discussion and analysis and audited by independent public accountants of recognized national standing and accompanied by an opinion of such accountants (which opinion shall not be qualified as to scope of audit or as to the status of the Borrowers or any Material Subsidiary as a going concern, other than solely with respect to, or resulting solely from, an upcoming maturity date under any series of Indebtedness occurring within one year from the time such opinion is delivered or any potential inability to satisfy a financial maintenance covenant on a future date or in a future period) to the effect that such consolidated financial statements fairly present, in all material respects, the financial position and results of operations of the Dutch Borrower and its Subsidiaries on a consolidated basis in accordance with IFRS (it being understood that the delivery by the Dutch Borrower (or any direct or indirect parent thereof) of annual reports on Form 10-K (or any successor or comparable form, as applicable, filed with the SEC) or equivalent annual Canadian documents filed with the applicable CSA pursuant to Canadian Securities Legislation, in each case of the Dutch Borrower and its consolidated Subsidiaries (or any direct or indirect parent thereof, as applicable) shall satisfy the requirements of this Section 5.04(a) to the extent such annual reports include the information specified herein);

(b)                                 within 15 days after the time period specified under Canadian Securities Legislation (commencing with the fiscal quarter ending June 30, 2018), a consolidated balance sheet and related statements of operations and cash flows showing the financial position of the Dutch Borrower and its Subsidiaries as of the close of each fiscal quarter and the consolidated results of their operations during such fiscal quarter and the then-elapsed portion of the fiscal year and setting forth in comparative form the corresponding figures for the corresponding periods of the prior fiscal year, all of which shall be in reasonable detail, which consolidated balance sheet and related statements of operations and cash flows shall be accompanied by customary management’s discussion and analysis and which consolidated balance sheet and related statements of operations and cash flows shall be certified by a Financial Officer of the Dutch Borrower on behalf of the Dutch Borrower as fairly presenting, in all material respects, the financial position and results of operations of the Dutch Borrower and its Subsidiaries on a consolidated basis in accordance with IFRS (subject to normal year-end audit adjustments and the absence of footnotes) (it being understood that the delivery by the Dutch Borrower (or any direct or indirect parent thereof) of quarterly reports on Form 10-Q (or any successor or comparable form, as applicable, filed with the SEC) or equivalent quarterly Canadian documents filed with the applicable CSA pursuant to Canadian Securities Legislation, in each case of the Dutch Borrower and its consolidated Subsidiaries (or any direct or indirect parent thereof, as applicable) shall satisfy the requirements of this Section 5.04(b) to the extent such quarterly reports include the information specified herein);

(c)                                  (x) concurrently with any delivery of financial statements under clause (a) or (b) above, a certificate of a Financial Officer of the Dutch Borrower (i) certifying that no Event of Default or Default has occurred since the date of the last certificate delivered pursuant to this Section 5.04(c) or, if such an Event of Default or Default has occurred, specifying the nature and extent thereof and any corrective action taken or proposed to be taken with respect thereto, (ii) commencing with the fiscal quarter ended September 30, 2018, setting forth computations in reasonable detail demonstrating compliance with the Financial Covenant, and (y) concurrently with any delivery of financial statements under clause (a) above, if the accounting firm is not restricted from providing such a certificate by its policies office, a certificate of the accounting firm opining on or certifying such statements stating whether they obtained knowledge during the course of their examination of such statements of any Default or Event of Default (which certificate may be limited to accounting matters and disclaim responsibility for legal interpretations);

(d)                                 promptly after the same become publicly available, copies of all periodic and other publicly available reports, proxy statements and, to the extent requested by the Administrative Agent, other materials filed by Holdings, the Borrowers or any of the Subsidiaries with the SEC or CSA, as applicable; provided, however, that such reports, proxy statements, filings and other materials required to be delivered pursuant to this clause (d) shall be deemed delivered for purposes of this Agreement when posted to the website of Parent or the Borrowers (or Holdings or any Parent Entity referred to in Section 5.04(h)) or the website of the SEC or CSA, as applicable and, written notice of such posting has been delivered to the Administrative Agent);

(e)                                  within 120 days (or such later date as the Administrative Agent may agree in its reasonable discretion) after the beginning of each fiscal year, a reasonably detailed consolidated annual budget for such fiscal year (commencing with the fiscal year ending December 31, 2019) and, as soon as available, significant revisions, if any, of such budget and annual projections with respect to such fiscal year, including a description of underlying assumptions with respect thereto (collectively, the “Budget”); which Budget shall in each case be accompanied by the statement of a Financial Officer of Dutch Borrower to the effect that, the Budget is based on assumptions believed by such Financial Officer to be reasonable as of the date of delivery thereof;

(f)                                   promptly, from time to time, such other customary information regarding the operations, business affairs and financial condition of Holdings, the Borrowers or any of the Subsidiaries (including without limitation with respect to compliance with the USA PATRIOT Act or other applicable anti-money laundering laws), or compliance with the terms of any Loan Document, or such consolidating financial statements of Dutch Borrower or its Subsidiaries, as in each case the Administrative Agent may reasonably request (for itself or on behalf of the Lenders); and

(g)                                  in the event that Holdings, Parent or any other Parent Entity reports on a consolidated basis, such consolidated reporting at Holdings, Parent or such other Parent Entity’s level in a manner consistent with that described in clauses (a) and (b) of this Section 5.04 for the Borrowers (together with a reconciliation showing the adjustments necessary to determine compliance by the Borrowers and their Subsidiaries with the Financial Covenant) will satisfy the requirements of such paragraphs.

Each Borrower hereby acknowledges and agrees that all financial statements furnished pursuant to clauses (a), (b) and (d) above are hereby deemed to be Borrower Materials suitable for distribution, and to be made available, to Public Lenders as contemplated by Section 9.17 and may be treated by the Administrative Agent and the Lenders as if the same had been marked “PUBLIC” in accordance with such paragraph (unless the Dutch Borrower otherwise notifies the Administrative Agent in writing on or prior to delivery thereof).

Section 5.05                             Litigation and Other Notices.  Furnish to the Administrative Agent (which will promptly thereafter furnish to the Lenders) written notice of the following promptly after any Responsible Officer of Holdings, or the Borrowers obtain actual knowledge thereof:

(a)                                 any Event of Default or Default, specifying the nature and extent thereof and the corrective action (if any) proposed to be taken with respect thereto;

(b)                                 the filing or commencement of, or any written threat or notice of intention of any person to file or commence, any action, suit or proceeding, whether at law or in equity or by or before any Governmental Authority or in arbitration, against Holdings, the Borrowers or any of the Subsidiaries as to which an adverse determination is reasonably probable and which, if adversely determined, would reasonably be expected to have a Material Adverse Effect;

(c)                                  any other development specific to Holdings, the Borrowers or any of the Subsidiaries that is not a matter of general public knowledge and that has had, or would reasonably be expected to have, a Material Adverse Effect;

(d)                                 the occurrence of any ERISA Event or, with respect to a Foreign Plan, a termination, withdrawal or noncompliance with applicable law or plan terms that, together with all other ERISA Events or aforementioned events with respect to Foreign Plans that have occurred, would reasonably be expected to have a Material Adverse Effect; and

(e)                                  promptly after the same are available, copies of any written communication to the Dutch Borrower or any of its Subsidiaries from any Gaming Authority advising it of a violation of, or non-compliance with, any Gaming Law by the Dutch Borrower or any of its Subsidiaries that would reasonably be expected to have a Material Adverse Effect.

Section 5.06                             Compliance with Laws.  Comply with all laws, rules, regulations and orders of any Governmental Authority applicable to it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect; provided, that this Section 5.06 shall not apply to Environmental Laws, which are the subject of Section 5.09, or to laws related to Taxes, which are the subject of Section 5.03.  The Borrowers will maintain in effect and enforce policies and procedures reasonably designed to ensure compliance in all material respects by Holdings, U.S. Holdings, the Borrowers and the Subsidiaries and their respective directors, officers, employees and agents with Prescribed Laws in connection with Parent’s, Holdings’, the Borrowers’ or the Subsidiaries’ business operations.

Section 5.07                             Maintaining Records; Access to Properties and Inspections.  Maintain all financial records in accordance with IFRS (it being understood and agreed that each Subsidiary may maintain financial records in conformity with generally accepted accounting principles that are applicable in its jurisdiction of organization) and permit any persons designated by the Administrative Agent to visit and inspect the financial records and the properties of Holdings, the Borrowers or any of the Subsidiary Loan Parties at reasonable times, upon reasonable prior notice to the Dutch Borrower, and as often as reasonably requested and to make extracts from and copies of such financial records, and permit any persons designated by the Administrative Agent upon reasonable prior notice to the Dutch Borrower to discuss the affairs, finances and condition of the Dutch Borrower or any of the Subsidiaries with the officers thereof and independent accountants therefor (so long as the Dutch Borrower has the opportunity to participate in any such discussions with such accountants), in each case, subject to reasonable requirements of confidentiality, including requirements imposed by law or by contract).

Section 5.08                             Use of Proceeds.  Use the proceeds of the Loans made and Letters of Credit issued in the manner contemplated by Section 3.12.

Section 5.09                             Compliance with Environmental Laws.  Comply, and make reasonable efforts to cause all lessees and other persons occupying its properties to comply, with all Environmental Laws applicable to its operations and properties; and obtain and renew all material authorizations and permits required pursuant to Environmental Law for its operations and properties, in each case in accordance with Environmental Laws, except, in each case with respect to this Section 5.09, to the extent the failure to do so would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 5.10                             Further Assurances; Additional Security. Subject to the Agreed Guarantee and Security Principles (solely in the case of any Loan Parties organized outside of the United States):

(a)                                 Execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, Mortgages and other documents and recordings of Liens in stock registries if required by applicable law), that the Collateral Agent may reasonably request (including, without limitation, those required by applicable law), to satisfy the Collateral and Guarantee Requirement and to cause the Collateral and Guarantee Requirement to be and remain satisfied, all at the expense of the Loan Parties and provide to the Collateral Agent, from time to time upon reasonable request by the Collateral Agent, evidence reasonably satisfactory to the Collateral Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents subject in each case to paragraph (g) below.

(b)                                 If any asset (other than Real Property) that has an individual fair market value (as determined in good faith by the Dutch Borrower) in an amount greater than $15,000,000 is acquired by Holdings, the Borrowers or any Subsidiary Loan Party after the Closing Date or owned by an entity at the time it becomes a Subsidiary Loan Party (in each case other than (x) assets constituting Collateral under a Security Document that become subject to the Lien of such Security Document upon acquisition thereof, (y) assets that are not required to become subject to Liens in favor of the Collateral Agent pursuant to the Security Documents and the Collateral and Guarantee Requirement and (z) assets constituting Excluded Property), Holdings, the Borrowers or such Subsidiary Loan Party, as applicable, will (i) notify the Collateral Agent of such acquisition or ownership as promptly as practicable (and in any event within 30 Business Days) (or such longer period as the Collateral Agent may agree in its reasonable discretion) and (ii) subject (where applicable) to the Agreed Guarantee and Security Principles and the provisions of the Security Documents and the Collateral and Guarantee Requirement, cause as promptly as practicable (and in any event within 30 Business Days) (or such longer period as the Collateral Agent may agree in its reasonable discretion) such asset to be subjected to a Lien (subject to any Permitted Liens) securing the Obligations by, and take, and cause the Subsidiary Loan Parties to take, such actions as shall be reasonably requested by the Collateral Agent to grant and perfect such Liens, including actions described in clause (a) of this Section 5.10, all at the expense of the Loan Parties, subject to clause (g) below.

(c)                                  Within 120 days after the acquisition of any Material Real Property after the Closing Date (or such later date as the Collateral Agent may agree in its reasonable discretion), (i) grant and cause each of the Subsidiary Loan Parties to grant to the Collateral Agent security interests in, and Mortgages on, such Material Real Property in a form reasonably acceptable to the Dutch Borrower and the Collateral Agent, which security interest and mortgage shall constitute valid and enforceable Liens subject to no other Liens except Permitted Liens, (ii) record or file, and cause each such Subsidiary Loan Party to record or file, the Mortgage or instruments related thereto in such manner and in such places as is required by law to establish, perfect, preserve and protect the Liens in favor of the Collateral Agent (for the benefit of the Secured Parties) required to be granted pursuant to the Mortgages and pay, and cause each such Subsidiary Loan Party to pay, in full, all Taxes, fees and other charges required to be paid in connection with such recording or filing, in each case subject to clause (g) below, (iii) deliver to the Collateral Agent an updated Schedule 1.01(E) reflecting such Mortgaged Properties and (iv) unless otherwise waived by the Collateral Agent, with respect to each such Mortgage, cause the requirements set forth in clauses (f) and (g) of the definition of “Collateral and Guarantee Requirement” to be satisfied with respect to such Material Real Property.

(d)                                 If any additional direct or indirect Subsidiary of the Dutch Borrower is formed or acquired after the Closing Date (with any Subsidiary Redesignation resulting in an Unrestricted Subsidiary becoming a Subsidiary or any Excluded Subsidiary ceasing to be an Excluded Subsidiary being deemed to constitute the acquisition of a Subsidiary) and if such Subsidiary is a Subsidiary Loan Party, within 15 Business Days after the date such Subsidiary is formed or acquired (or such longer period as the Collateral Agent may agree in its reasonable discretion), notify the Collateral Agent thereof and, within 20 Business Days (in the case of a Domestic Subsidiary) or 50 Business Days (in the case of a Foreign Subsidiary) after the date such Subsidiary is formed or acquired or such longer period as the Collateral Agent may agree in its reasonable discretion (or, with respect to Material Real Property or insurance, within 120 days after such formation or acquisition or such longer period as set forth therein or as the Collateral Agent may agree in its reasonable discretion, as applicable), cause the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary and with respect to any Equity Interest in or Indebtedness of such Subsidiary owned by or on behalf of any Loan Party, subject to clause (g) below.

(e)                                  [Reserved].

(f)                                   Furnish to the Collateral Agent prompt (and in any event within 20 days after such change or such longer period as may be acceptable to the Administrative Agent) written notice of any change (A) in any Loan Party’s corporate or organization name or number, (B) in any Loan Party’s identity or organizational structure, (C) in any Loan Party’s organizational identification number (to the extent relevant in the applicable jurisdiction of organization), (D) in any Loan Party’s jurisdiction of organization or (E) in the location of the chief executive office of any Loan Party (to the extent relevant in the applicable jurisdiction of organization); provided, all filings have been made, or will have been made within 30 days following such change (or such longer period as the Collateral Agent may agree in its reasonable discretion), under the Uniform Commercial Code, PPSA, or equivalent in any applicable jurisdiction that are required in order for the Collateral Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral in which a security interest may be perfected by such filing, for the benefit of the Secured Parties.

(g)                                  The Collateral and Guarantee Requirement and the other provisions of this Section 5.10 and the other Loan Documents with respect to Collateral need not be satisfied with respect to any of the following (collectively, the “Excluded Property”):  (i) any Real Property other than Material Real Property, (ii) motor vehicles and other assets subject to certificates of title, letter of credit rights and commercial tort claims (in each case, other than to the extent such rights can be perfected by filing a UCC-1 financing statement or equivalent), (iii) those assets over which pledges and security interests are prohibited by applicable law, rule, regulation or contractual obligation (with respect to any such contractual obligation, only to the extent such restriction is permitted under Section 6.09(c) and such restriction is binding on such assets (1) on the Closing Date or (2) on the date of the acquisition thereof and not entered into in contemplation thereof (other than in connection with the incurrence of Indebtedness of the type contemplated by Section 6.01(i)) (in each case, except to the extent such prohibition is unenforceable after giving effect to the applicable anti-assignment provisions of Article 9 of the Uniform Commercial Code, the PPSA or other applicable law notwithstanding such prohibitions) or which could require governmental (including regulatory) consent, approval, license or authorization to be pledged (unless such consent, approval, license or authorization has been received) (in each case, except to the extent such prohibition is unenforceable after giving effect to the applicable anti-assignment provisions of Article 9 of the Uniform Commercial Code, the PPSA or other applicable law notwithstanding such prohibitions), (iv) [reserved], (v) any lease, license or other agreement to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or create a right of termination in favor of any other party thereto (other than the Borrowers or any Guarantor) after giving effect to the applicable anti-assignment provisions of Article 9 of the Uniform Commercial Code, the PPSA or other applicable laws, (vi) those assets as to which the Collateral Agent and the Dutch Borrower reasonably agree that the cost or other consequence (including any adverse tax consequences) of obtaining such a security interest or perfection thereof are excessive in relation to the value afforded thereby, (vii) any governmental licenses or state or local licenses, franchises, charters and authorizations, to the extent security interests in such licenses, franchises, charters or authorizations are prohibited or restricted thereby after giving effect to the applicable anti-assignment provisions of Article 9 of the Uniform Commercial Code, the PPSA or other applicable laws (viii) any “intent-to-use” applications for trademark or service mark registrations filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. §1051, unless and until an Amendment to Allege Use or a Statement of Use under Section 1(c) or 1(d) of the Lanham Act has been filed, (ix) other customary exclusions under applicable local law or in applicable local jurisdictions set forth in any applicable Security Documents or otherwise separately agreed in writing between the Administrative Agent and the Dutch Borrower, (x) [reserved], (xi) any Excluded Securities, (xii) any Third Party Funds and/or segregated tax accounts, including, without limitation, sales tax accounts, (xiii) any equipment or other asset that is subject to a Lien permitted by any of clauses (c), (i), (j) or (mm) of Section 6.02 or is otherwise subject to a purchase money debt or a Capitalized Lease Obligation, in each case, as permitted by Section 6.01, if the contract or other agreement providing for such debt or Capitalized Lease Obligation prohibits or requires the consent of any person (other than the Dutch Borrower or any Guarantor) as a condition to the creation of any other security interest on such equipment or asset and, in each case, such prohibition or requirement is permitted hereunder (after giving effect to the applicable anti-assignment provisions of Article 9 of the Uniform Commercial Code, the PPSA or other applicable laws) and (xiv) any other exceptions mutually agreed upon between the Dutch Borrower and the Collateral Agent; provided, that the Dutch Borrower may in its sole discretion elect to exclude any property from the definition of “Excluded Property.”  Notwithstanding anything herein to the contrary in this Agreement or any other Loan Document, (A) the Collateral Agent may grant extensions of time or waivers of requirements for the creation or perfection of security interests or other Liens in or the obtaining of insurance (including title insurance) or surveys with respect to particular assets (including extensions beyond the Closing Date for the perfection of security interests in the assets of the Loan Parties on such date) where it reasonably determines, in consultation with the Dutch Borrower, that perfection or obtaining of such items cannot be accomplished without undue effort or expense or by the time or times at which it would otherwise be required by this Agreement or the other Loan Documents, (B) no control agreement or control, lockbox or similar arrangement shall be required with respect to any deposit accounts, securities accounts or commodities accounts, (C) no landlord, mortgagee or bailee waivers shall be required, (D) no security documents governed by, or perfection actions under, the law of a jurisdiction other than a Security Jurisdiction shall be required, (E) no notice shall be required to be sent to account debtors or other contractual third parties prior to an Event of Default unless required for perfection or customary in the Security Jurisdiction or other jurisdiction at the election of the Dutch Borrower, (F) Liens required to be granted from time to time pursuant to, or any other requirements of, the Collateral and Guarantee Requirement and the Security Documents shall be subject to (x) exceptions and limitations set forth in the Security Documents and (y) in the case of Loan Parties organized outside of the United States, the Agreed Guarantee and Security Principles, and (G) to the extent any Mortgaged Property is located in a jurisdiction with mortgage recording or similar tax, the amount secured by the Security Document with respect to such Mortgaged Property shall be limited to the fair market value of such Mortgaged Property as determined in good faith by the Dutch  Borrower (subject to any applicable laws in the relevant jurisdiction or such lesser amount agreed to by the Administrative Agent).  Notwithstanding the foregoing, with respect to any Australian Loan Party, its “Excluded Property” shall be limited to the extent required to ensure that all or substantially all of its assets are included in the Collateral in order to satisfy the requirements of Section 441A of the Corporations Act 2001 (Commonwealth of Australia).

Section 5.11                             Rating.  Exercise commercially reasonable efforts to maintain public ratings (but not to obtain a specific rating) from Moody’s and S&P for the Term B Loans.

Section 5.12                             Post-Closing. Take all necessary actions to satisfy the items described on Schedule 5.12 within the applicable period of time specified in such Schedule (or such longer period as the Administrative Agent may agree in its reasonable discretion).

Section 5.13                             Centre of Main Interests and Establishments. The Dutch Borrower shall not, and shall procure that no European Loan Party, without the prior written consent of the Administrative Agent, take any action that shall cause its centre of main interests (as that term is used in Article 3(1) of the Insolvency Regulation) to be situated outside of its jurisdiction of incorporation, or cause it to have an establishment (as that term is used in Article 2(h) of the Insolvency Regulation) situated outside of its jurisdiction of incorporation.

Section 5.14                             Lender Meetings.  Upon the reasonable request of the Administrative Agent, participate in a telephonic meeting of the Administrative Agent and the Lenders once during each fiscal quarter to be held at such time as may be agreed upon by the Dutch Borrower and the Administrative Agent (it being agreed that any earnings call or similar conference call with the analysts, inventors and/or the media by any Parent Entity (including Parent) is deemed to satisfy this requirement).

Section 5.15                             Financial Assistance.  Ensure that the shareholders of each Australian Loan Party required to provide a security interest under this Agreement under Section 5.10 approve the giving of financial assistance by undertaking the procedures referred to in section 260B of the Corporations Act in connection with the entry into and performance of obligations by those Australian Loan Parties under and in connection with the Loan Documents.

Section 5.16                             TSA and TFA.  The Australian Borrower will ensure that (i) a TSA and a TFA are maintained in full force and effect, (ii) it, and each other member of the tax consolidated group of which the Australian Borrower is a member, complies with the TSA and the TFA, (iii) the TSA and TFA are not amended where such amendment would otherwise be prejudicial to a Lender and (iv) the head company of the consolidated group of which the Australian Borrower is a member gives the Australian Taxation Office a copy of the TSA within the period required by section 721-25(3)(b) of the Australian Tax Act if the Australian Taxation Office gives a notice requiring it to do so.

ARTICLE VI

Negative Covenants

Each of Holdings and U.S. Holdings (in each case solely with respect to Section 6.12) and the Borrowers jointly and severally covenants and agrees with each Lender that, until the Termination Date, unless the Required Lenders (or, in the case of Section 6.11, the Required Revolving Facility Lenders voting as a single Class) shall otherwise consent in writing, each of Holdings and U.S. Holdings (in each case solely with respect to Section 6.12) and the Borrowers will not, and the Dutch Borrower will not permit any of the Subsidiaries to:

Section 6.01                             Indebtedness.  Incur, create, assume or permit to exist any Indebtedness, except:

(a)                                 (i) Indebtedness existing or committed on the Closing Date (provided, that any such Indebtedness that is (x) not intercompany Indebtedness and (y) in excess of $10,000,000 shall be set forth on Schedule 6.01) and (ii) any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness (other than intercompany Indebtedness Refinanced with Indebtedness owed to a person not affiliated with a Borrower or any Subsidiary);

(b)                                 (i) Indebtedness created hereunder (including pursuant to Section 2.21) and under the other Loan Documents and (ii) any Permitted Refinancing Indebtedness incurred to Refinance such Indebtedness;

(c)                                  Indebtedness of the Dutch Borrower or any Subsidiary pursuant to Hedging Agreements entered into for non-speculative purposes;

(d)                                 Indebtedness in respect of self-insurance and Indebtedness and other obligations owed to (including obligations in respect of letters of credit or bank guarantees or similar instruments for the benefit of) any person providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance to the Borrowers or any Subsidiary, pursuant to reimbursement or indemnification obligations to such person, in each case in the ordinary course of business or consistent with past practice or industry norm;

(e)                                  Indebtedness of the Dutch Borrower to Holdings, U.S. Holdings or any Subsidiary and of any Subsidiary to Holdings, U.S. Holdings, the Dutch Borrower or any other Subsidiary; provided, that Indebtedness owed by any Loan Party to any Subsidiary that is not a Loan Party incurred pursuant to this Section 6.01(e) shall be subordinated to the Loan Obligations under this Agreement on subordination terms described in the intercompany note substantially in the form of Exhibit I hereto or on substantially identical subordination terms or other subordination terms reasonably satisfactory to the Administrative Agent and the Dutch Borrower;

(f)                                   Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds, performance and completion guarantees and similar obligations, in each case provided in the ordinary course of business or consistent with past practice or industry norm, including those incurred to secure health, safety and environmental obligations in the ordinary course of business or consistent with past practice or industry norm;

(g)                                  Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in each case incurred in the ordinary course of business or other cash management services incurred in the ordinary course of business or consistent with past practice or industry norm;

(h)                                 (i)  Indebtedness of a Subsidiary acquired after the Closing Date or a person merged or consolidated with the Dutch Borrower or any Subsidiary after the Closing Date and Indebtedness otherwise incurred or assumed by the Dutch Borrower or any Subsidiary in connection with the acquisition of assets or Equity Interests (including a Permitted Business Acquisition), where such acquisition, merger or consolidation is not prohibited by this Agreement; provided that (w) in the case of any such Indebtedness secured by Liens on Collateral that are Other First Liens, the Net First Lien Leverage Ratio on a Pro Forma Basis immediately after giving effect to such acquisition, merger or consolidation, the incurrence or assumption of such Indebtedness and the use of proceeds thereof and any related transactions is (I) not greater than 4.50 to 1.00 or (II) solely with respect to  Indebtedness incurred under this clause (h)(i), no greater than the Net First Lien Leverage Ratio in effect immediately prior thereto, (x) in the case of any such Indebtedness secured by Liens on Collateral that are Junior Liens, the Net Secured Leverage Ratio on a Pro Forma Basis immediately after giving effect to such acquisition, merger or consolidation, the incurrence or assumption of such Indebtedness and the use of proceeds thereof and any related transactions is (I) not greater than 5.00 to 1.00 or (II) solely with respect to Indebtedness incurred under this clause (h)(i), no greater than the Net Secured Leverage Ratio in effect immediately prior thereto, (y) in the case of any other such Indebtedness, the Interest Coverage Ratio on a Pro Forma Basis immediately after giving effect to such acquisition, merger or consolidation, the incurrence or assumption of such Indebtedness and the use of proceeds thereof and any related transactions is (I) not less than 2.00 to 1.00 or (II) solely with respect to any such Indebtedness incurred under this clause (h)(i), no less than the Interest Coverage Ratio in effect immediately prior thereto and (z) in the case of any such Indebtedness incurred under this clause (h)(i) by a Subsidiary other than a Subsidiary Loan Party that is incurred in contemplation of such acquisition, merger or consolidation, the aggregate outstanding principal amount of such Indebtedness immediately after giving effect to such acquisition, merger or consolidation, the incurrence of such Indebtedness and the use of proceeds thereof and any related transactions shall not exceed, when taken together with all amounts incurred pursuant to this clause (h)(z), and clauses (q)(i), (r)(i), (s)(i) and (t) of this Section 6.01, the greater of $300,000,000 and 0.30 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period; provided, further, that any Indebtedness for borrowed money incurred in the form of term loans and in the same currency pursuant to this clause (h)(i) that is incurred in contemplation of such acquisition, merger or consolidation and that is secured by Liens on Collateral that are Other First Liens shall be subject to the last paragraph of Section 6.02, and (ii) any Permitted Refinancing Indebtedness incurred to Refinance any such Indebtedness;

(i)                                     (i) Capitalized Lease Obligations, mortgage financings and other Indebtedness incurred by the Dutch Borrower or any Subsidiary prior to or within 270 days after the acquisition, lease, construction, installation, repair, replacement or improvement of the respective property (real or personal), equipment or other asset (whether through the direct purchase of property or the Equity Interest of any person owning such property) permitted under this Agreement in order to finance such acquisition, lease, construction, installation, repair, replacement or improvement, in an aggregate principal amount outstanding that immediately after giving effect to the incurrence of such Indebtedness and the use of proceeds thereof, together with the aggregate principal amount of any other Indebtedness outstanding pursuant to this Section 6.01(i)(i), would not exceed the greater of $300,000,000 and 0.30 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period and (ii) any Permitted Refinancing Indebtedness in respect of the foregoing;

(j)                                    (i) Capitalized Lease Obligations and any other Indebtedness incurred by the Dutch Borrower or any Subsidiary arising from any Sale and Lease-Back Transaction that is permitted under Section 6.03 and (ii) any Permitted Refinancing Indebtedness in respect of the foregoing;

(k)                                 (i) Indebtedness of the Dutch Borrower or any Subsidiary, in an aggregate principal amount outstanding that, immediately after giving effect to the incurrence of such Indebtedness and the use of proceeds thereof, together with the aggregate principal amount of any other Indebtedness outstanding pursuant to this Section 6.01(k), would not exceed the greater of $650,000,000 and 0.65 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period, and (ii) any Permitted Refinancing Indebtedness in respect thereof;

(l)                                     Indebtedness of a Borrower or any Subsidiary in an aggregate outstanding principal amount not greater than 100% of the amount of net cash proceeds received by a Borrower from (x) the issuance or sale of its Qualified Equity Interests or (y) a contribution to its common equity with the net cash proceeds from the issuance and sale by Holdings, U.S. Holdings, Parent or a Parent Entity of its Qualified Equity Interests or a contribution to its common equity (in each case of (x) and (y), other than proceeds from the sale of Equity Interests to, or contributions from, a Borrower or any of its Subsidiaries), to the extent such net cash proceeds do not constitute Excluded Contributions or Permitted Cure Securities;

(m)                             Guarantees (i) by the Dutch Borrower or any Subsidiary Loan Party of any Indebtedness of the Dutch Borrower or any Subsidiary Loan Party permitted to be incurred under this Agreement, (ii) by the Dutch Borrower or any Subsidiary Loan Party of Indebtedness otherwise permitted hereunder of any Subsidiary that is not a Subsidiary Loan Party, (iii) by any Subsidiary that is not a Subsidiary Loan Party of Indebtedness of another Subsidiary that is not a Subsidiary Loan Party, and (iv) by the Dutch Borrower of Indebtedness of Subsidiaries that are not Subsidiary Loan Parties incurred for working capital purposes in the ordinary course of business or consistent with past practice or industry norm on ordinary business terms so long as such Indebtedness is permitted to be incurred under  Section 6.01; provided, that Guarantees by the Dutch Borrower or any Subsidiary Loan Party under this Section 6.01(m) of any other Indebtedness of a person that is subordinated to other Indebtedness of such person shall be subordinated to the Loan Obligations to at least the same extent as such underlying Indebtedness is subordinated;

(n)                                 Indebtedness arising from agreements of the Dutch Borrower or any Subsidiary providing for indemnification, adjustment of purchase, or acquisition price or similar obligations (including earn-outs), in each case, incurred or assumed in connection with the Transactions, any Permitted Business Acquisition, other Investments or the disposition of any business, assets or a Subsidiary not prohibited by this Agreement;

(o)                                 Indebtedness in respect of letters of credit, bank guarantees, warehouse receipts or similar instruments issued to support performance obligations and trade letters of credit (other than obligations in respect of other Indebtedness) in the ordinary course of business or consistent with past practice or industry norm;

(p)                                 Guarantees by a Borrower or any Subsidiary of Indebtedness under customer financing lines of credit entered into in the ordinary course of business or consistent with past practice or industry norm;

(q)                                 (i) Indebtedness secured by Liens on Collateral that are Other First Liens so long as immediately after giving effect to the incurrence of such Indebtedness and the use of proceeds thereof, the Net First Lien Leverage Ratio on a Pro Forma Basis is not greater than 4.50 to 1.00; provided, that (x) the aggregate principal amount of Indebtedness outstanding under this clause (q)(i) at such time that is incurred by a Subsidiary other than a Subsidiary Loan Party shall not exceed, when taken together with the aggregate principal amount of any other Indebtedness outstanding pursuant to Section 6.01(h), this clause (q)(i), Section 6.01(r)(i), Section 6.01(s)(i) and Section 6.01(t) that are incurred by Subsidiaries other than the Subsidiary Loan Parties, the greater of $300,000,000 and 0.30 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period and (y) the incurrence of any Indebtedness for borrowed money in the form of term loans pursuant to this clause (q)(i) secured by Liens on Collateral that are Other First Liens shall be subject to the last paragraph of Section 6.02, and (ii) any Permitted Refinancing Indebtedness in respect thereof;

(r)                                    (i) Indebtedness secured by Liens on Collateral that are Junior Liens so long as immediately after giving effect to the incurrence of such Indebtedness and the use of proceeds thereof, the Net Secured Leverage Ratio on a Pro Forma Basis is not greater than 5.00 to 1.00; provided, that the aggregate principal amount of Indebtedness outstanding under this clause (r)(i) at such time that is incurred by a Subsidiary other than a Subsidiary Loan Party shall not exceed, when taken together with the aggregate principal amount of any other Indebtedness outstanding pursuant to Section 6.01(h), Section 6.01(q)(i), this Section 6.01(r)(i), Section 6.01(s)(i) and Section 6.01(t) that are incurred by Subsidiaries other than the Subsidiary Loan Parties, the greater of $300,000,000 and 0.30 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period, and (ii) any Permitted Refinancing Indebtedness in respect thereof;

(s)                                   (i) Indebtedness so long as immediately after giving effect to the incurrence of such Indebtedness and the use of proceeds thereof, the Interest Coverage Ratio on a Pro Forma Basis is not less than 2.00 to 1.00; provided, that the aggregate principal amount of Indebtedness outstanding under this clause (s)(i) at such time that is incurred by a Subsidiary other than a Subsidiary Loan Party shall not exceed, when taken together with the aggregate principal amount of any other Indebtedness outstanding pursuant to Section 6.01(h), Section 6.01(q)(i), Section 6.01(r)(i), this Section 6.01(s)(i) and Section 6.01(t) that are incurred by Subsidiaries other than the Subsidiary Loan Parties, the greater of $300,000,000 and 0.30 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period, and (ii) any Permitted Refinancing Indebtedness in respect thereof;

(t)                                    (i) Indebtedness of Subsidiaries that are not Subsidiary Loan Parties in an aggregate principal amount outstanding that, immediately after giving effect to the incurrence of such Indebtedness and the use of proceeds thereof, together with the aggregate principal amount of any other Indebtedness outstanding pursuant to Section 6.01(h), Section 6.01(q)(i), Section 6.01(r)(i), Section 6.01(s)(i) and this Section 6.01(t), would not exceed the greater of $300,000,000 and 0.30 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period, and (ii) any Permitted Refinancing Indebtedness in respect thereof;

(u)                                 Indebtedness incurred in the ordinary course of business or consistent with past practice or industry norm in respect of obligations of a Borrower or any Subsidiary to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided, that such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business or consistent with past practice or industry norm and not in connection with the borrowing of money or any Hedging Agreements;

(v)                                 Indebtedness representing deferred compensation to employees, consultants or independent contractors of a Borrower (or, to the extent such work is done for a Borrower or its Subsidiaries, any direct or indirect parent thereof) or any Subsidiary incurred in the ordinary course of business or consistent with past practice or industry norm;

(w)                               (i) Indebtedness incurred on the Closing Date, including in respect of the Senior Unsecured Notes, in an aggregate principal amount outstanding pursuant to this Section 6.01(w)(i) not to exceed $1,000,000,000 and (ii) any Permitted Refinancing Indebtedness in respect thereof;

(x)                                 obligations in respect of Cash Management Agreements;

(y)                                 (i) Refinancing Notes and (ii) any Permitted Refinancing Indebtedness incurred in respect thereof;

(z)                                  (i) Indebtedness in an aggregate principal amount outstanding not to exceed at the time of incurrence the Incremental Amount available at such time; provided that the incurrence of any Indebtedness for borrowed money pursuant to this clause (z)(i) shall be subject to the last paragraph of Section 6.01 and the incurrence of any Indebtedness for borrowed money in the form of term loans pursuant to this clause (z)(i) secured by Liens on Collateral that are Other First Liens shall be subject to the last paragraph of Section 6.02, and (ii) any Permitted Refinancing Indebtedness in respect thereof;

(aa)                          Indebtedness in respect of letters of credit, bank guarantees or similar instruments issued in connection with licensing or regulatory requirements;

(bb)                          (i) Indebtedness of, incurred on behalf of, or representing Guarantees of Indebtedness of, joint ventures in an aggregate principal amount outstanding that, immediately after giving effect to the incurrence of such Indebtedness and the use of proceeds thereof, together with the aggregate principal amount of any other Indebtedness outstanding pursuant to this Section 6.01(bb), would not exceed the greater of $250,000,000 and 0.25 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period, and (ii) any Permitted Refinancing Indebtedness in respect thereof;

(cc)                            Indebtedness issued by a Borrower or any Subsidiary to current or former officers, directors and employees thereof or of Holdings, U.S. Holdings, Parent or any Parent Entity, their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of the Borrower, Holdings, U.S. Holdings, Parent or any Parent Entity permitted by Section 6.06;

(dd)                          Indebtedness consisting of obligations of a Borrower or any Subsidiary under deferred compensation or other similar arrangements incurred by such person in connection with the Transactions and Permitted Business Acquisitions or any other Investment permitted hereunder;

(ee)                            Indebtedness of the Dutch Borrower or any Subsidiary to or on behalf of any joint venture (regardless of the form of legal entity) that is not a Subsidiary arising in the ordinary course of business or consistent with past practice in connection with the cash management operations (including with respect to intercompany self-insurance arrangements) of the Dutch Borrower and its Subsidiaries;

(ff)                              Indebtedness consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business or consistent with past practice or industry norm;

(gg)                            Indebtedness supported by a Letter of Credit, in a principal amount not in excess of the stated amount of such Letter of Credit (or a letter of credit issued under any other revolving credit or letter of credit facility permitted by Section 6.01);

(hh)                          customer deposits and advance payments received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business; and

(ii)                                  all premium (if any, including tender premiums) expenses, defeasance costs, interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (a) through (hh) above or refinancings thereof.

For purposes of determining compliance with this Section 6.01 or Section 6.02, the amount of any Indebtedness denominated in any currency other than Dollars shall be calculated based on customary currency exchange rates in effect, in the case of such Indebtedness incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness) on or prior to the Closing Date, on the Closing Date and, in the case of such Indebtedness incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness) after the Closing Date, on the date on which such Indebtedness was incurred (in respect of term Indebtedness) or committed (in respect of revolving Indebtedness); provided, that if such Indebtedness is incurred to refinance other Indebtedness denominated in a currency other than Dollars (or in a different currency from the Indebtedness being refinanced), and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the outstanding or committed principal amount, as applicable, of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums (including tender premiums), accrued interest, defeasance costs and other costs and expenses incurred in connection with such refinancing.

Further, for purposes of determining compliance with this Section 6.01, (A) Indebtedness need not be permitted solely by reference to one category of permitted Indebtedness (or any portion thereof) described in Sections 6.01(a) through (ii) (including, for the avoidance of doubt, with respect to the clauses set forth in the definition of “Incremental Amount”) but may be permitted in part under any combination thereof, (B) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness (or any portion thereof) described in Sections 6.01(a) through (ii) (including, for the avoidance of doubt, with respect to the clauses set forth in the definition of “Incremental Amount”), the Dutch Borrower may, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify (as if incurred at such later time), such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 6.01 and at the time of incurrence, division, classification or reclassification will be entitled to only include the amount and type of such item of Indebtedness (or any portion thereof) in one of the above clauses (or any portion thereof) and such item of Indebtedness (or any portion thereof) shall be treated as having been incurred or existing pursuant to only such clause or clauses (or any portion thereof) without giving pro forma effect to such item (or any portion thereof) when calculating the amount of Indebtedness (or any portion thereof) that may be incurred, divided, classified or reclassified pursuant to any other clause (or any portion thereof) at such time; provided, that (x) all Indebtedness outstanding on the Closing Date under this Agreement shall at all times be deemed to have been incurred pursuant to clause (b) of this Section 6.01 and (y) all Indebtedness outstanding on the Closing Date under the Senior Unsecured Notes shall at all times be deemed to have been incurred pursuant to clause (w) of this Section 6.01, (C) in connection with (1) the incurrence of revolving loan Indebtedness under this Section 6.01 or (2) any commitment relating to the incurrence of Indebtedness under this Section 6.01 and the granting of any Lien to secure such Indebtedness, the Dutch Borrower or applicable Subsidiary may designate the incurrence of such Indebtedness and the granting of such Lien therefor as having occurred on the date of first incurrence of such revolving loan Indebtedness or commitment (such date, the “Deemed Date”), and any related subsequent actual incurrence and the granting of such Lien therefor will be deemed for purposes of this Section 6.01 and Section 6.02 of this Agreement to have been incurred or granted on such Deemed Date, including, without limitation, for purposes of calculating usage of any baskets hereunder (if applicable), the Net Total Leverage Ratio, the Net Secured Leverage Ratio, the Net First Lien Leverage Ratio, the Interest Coverage Ratio and EBITDA (and all such calculations, without duplication, on the Deemed Date and on any subsequent date until such commitment is funded or terminated or such election is rescinded without the incurrence thereby shall be made on a Pro Forma Basis after giving effect to the deemed incurrence, the granting of any Lien therefor and related transactions in connection therewith) and (D) for purposes of calculating the Interest Coverage Ratio, the Net Secured Leverage Ratio and the Net First Lien Leverage Ratio under Section 6.01(h), (q), (r), (s) and/or (z) on any date of incurrence of Indebtedness pursuant to such Section 6.01(h), (q), (r), (s) and/or (z), the net cash proceeds funded by financing sources upon the incurrence of such Indebtedness incurred at such time of calculation shall not be netted against the applicable amount of Consolidated Debt for purposes of such calculation of the Interest Coverage Ratio, the Net Secured Leverage Ratio or the Net First Lien Leverage Ratio, as applicable, at such time.  In addition, with respect to any Indebtedness that was permitted to be incurred hereunder on the date of such incurrence, any Increased Amount of such Indebtedness shall also be permitted hereunder after the date of such incurrence.

This Agreement will not treat (1) unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral.

With respect to any Indebtedness for borrowed money incurred under Section 6.01(h)(i) (solely to the extent set forth therein), 6.01(q)(i), 6.01(r)(i), 6.01(s)(i) and 6.01(z)(i), (A) in the form of term Indebtedness, (1) the stated maturity date of any such Indebtedness shall be no earlier than the Term Facility Maturity Date as in effect at the time such Indebtedness is incurred and (2) the Weighted Average Life to Maturity of such Indebtedness shall be no shorter than the remaining Weighted Average Life to Maturity of the Term Loans in effect at the time such Indebtedness is incurred, (B) in the form of revolving Indebtedness, (1) the stated maturity date of any such Indebtedness shall be no earlier than the Revolving Facility Maturity Date as in effect at the time such Indebtedness is incurred and (2) the Weighted Average Life to Maturity of such Indebtedness shall be no shorter than the remaining Weighted Average Life to Maturity of the Revolving Loans in effect at the time such Indebtedness is incurred.  With respect to any Indebtedness  for borrowed money incurred under Section 6.01(z)(i), (A) there shall be no obligor of such Indebtedness that is not a Loan Party, and (B) such Indebtedness that is secured (i) is not secured by any assets not securing the Loan Obligations, (ii) is subject to the relevant Intercreditor Agreement(s) and (iii) is subject to security agreements relating to such Indebtedness that are substantially the same as the Security Documents (with such differences as are reasonably satisfactory to the Administrative Agent and the Dutch Borrower).  With respect to any Indebtedness for borrowed money incurred under Section 6.01(h)(i) (solely to the extent set forth therein), 6.01(q)(i), 6.01(r)(i), 6.01(s)(i) and 6.01(z)(i), in each case, in the form of term loans, the mandatory prepayment terms, taken as a whole, shall be substantially similar to, or not materially less favorable to the Dutch Borrower and its Subsidiaries than, the terms, taken as a whole, applicable to the Term Loans (except to the extent such terms apply solely to any period after the Term Facility Maturity Date or are otherwise reasonably acceptable to the Administrative Agent) as determined by the Dutch Borrower in good faith.

Section 6.02                             Liens.  Create, incur, assume or permit to exist any Lien on any property or assets (including stock or other securities of any person) of the Borrowers or any Subsidiary at the time owned by it or on any income or revenues or rights in respect of any thereof, except the following (collectively, “Permitted Liens”):

(a)                                 Liens on property or assets of a Borrower and the Subsidiaries existing on the Closing Date (or created following the Closing Date pursuant to agreements in existence on the Closing Date (or refinancings thereof) requiring the creation of such Liens) and, to the extent securing Indebtedness in an aggregate principal amount in excess of $10,000,000, set forth on Schedule 6.02(a) and any modifications, replacements, renewals or extensions thereof; provided, that such Liens shall secure only those obligations that they secure on the Closing Date (and any Permitted Refinancing Indebtedness in respect of such obligations permitted by Section 6.01) and shall not subsequently apply to any other property or assets of a Borrower or any Subsidiary other than (A) after-acquired property that is affixed or incorporated into the property covered by such Lien, and (B) proceeds and products thereof;

(b)                                 any Lien created under the Loan Documents (including Liens created under the Security Documents securing obligations in respect of Secured Hedge Agreements and Secured Cash Management Agreements) or permitted in respect of any Mortgaged Property by the terms of the applicable Mortgage;

(c)                                  any Lien on any property or asset of the Dutch Borrower or any Subsidiary securing Indebtedness or Permitted Refinancing Indebtedness permitted by Section 6.01(h); provided, that (i) in the case of Liens that do not extend to the Collateral, such Lien does not apply to any other property or assets of the Dutch Borrower or any of the Subsidiaries not securing such Indebtedness at the date of the acquisition of such property or asset and accessions and additions thereto and proceeds and products thereof (other than after-acquired property required to be subjected to such Lien pursuant to the terms of such Indebtedness (and refinancings thereof)), (ii) in the case of Liens on the Collateral that are (or are intended to be) junior in priority to the Liens on the Collateral securing the Term B Loans, such Liens shall be subject to a Permitted Junior Intercreditor Agreement and (iii) in the case of Liens on the Collateral that are (or are intended to be) pari passu with the Liens on the Collateral securing the Term B Loans, (x) such Liens shall be subject to a Permitted Pari Passu Intercreditor Agreement and (y) any Indebtedness for borrowed money incurred in the form of term loans that are incurred in contemplation of an acquisition, merger or consolidation and that are secured by such Liens shall be subject to the last paragraph of Section 6.02;

(d)                                 Liens for Taxes, assessments or other governmental charges or levies not yet delinquent by more than 30 days or that are being contested in compliance with Section 5.03;

(e)                                  Liens imposed by law, such as landlord’s (including for this purpose landlord’s Liens created pursuant to the applicable lease), carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, supplier’s, construction or other like Liens, securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Dutch Borrower or any Subsidiary shall have set aside on its books reserves in accordance with IFRS;

(f)                                   (i) pledges and deposits and other Liens made in the ordinary course of business in compliance with the Federal Employers Liability Act or any other workers’ compensation, unemployment insurance, employers’ health tax and other social security laws or regulations and deposits securing liability to insurance carriers under insurance or self-insurance arrangements in respect of such obligations and (ii) pledges and deposits and other Liens securing liability for reimbursement or indemnification obligations of (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Dutch Borrower or any Subsidiary;

(g)                                  deposits and other Liens to secure the performance of bids, trade contracts (other than for Indebtedness), leases (other than Capitalized Lease Obligations), statutory obligations, surety, indemnity, warranty, release, appeal or similar bonds, performance and return of money bonds, bids, leases, government contracts, trade contracts, agreements with utilities, and other obligations of a like nature (including letters of credit in lieu of any such bonds or to support the issuance thereof) incurred in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(h)                                 zoning restrictions, easements, survey exceptions, trackage rights, leases (other than Capitalized Lease Obligations), licenses, special assessments, rights-of-way, covenants, conditions, servitudes, declarations, homeowners’ associations and similar agreements and other restrictions (including minor defects and irregularities in title and similar encumbrances) on or with respect to the use of Real Property, servicing agreements, development agreements, site plan agreements and other similar encumbrances incurred in the ordinary course of business and title defects or irregularities that are of a minor nature and that, in the aggregate, do not interfere in any material respect with the ordinary conduct of the business of the Dutch Borrower or any Subsidiary;

(i)                                     Liens securing Indebtedness permitted by Section 6.01(i) or (j); provided, that such Liens do not apply to any property or assets of a Borrower or any Subsidiary other than the property or assets acquired, leased, constructed, replaced, repaired or improved with such Indebtedness (or the Indebtedness Refinanced thereby) or Disposed of in the applicable Sale and Lease-Back Transaction, and accessions and additions thereto, proceeds and products thereof, customary security deposits and related property; provided, further, that individual financings provided by one lender may be cross-collateralized to other financings provided by such lender (and its Affiliates) (it being understood that with respect to any Liens on the Collateral being incurred under this clause (i) to secure Permitted Refinancing Indebtedness, if Liens on the Collateral securing the Indebtedness being Refinanced (if any) were Junior Liens, then any Liens on such Collateral being incurred under this clause (i) to secure Permitted Refinancing Indebtedness shall also be Junior Liens);

(j)                                    Liens arising out of Sale and Lease-Back Transactions permitted under Section 6.03, so long as such Liens attach only to the property Disposed of and being leased in such transaction and any accessions and additions thereto, proceeds and products thereof, customary security deposits and related property;

(k)                                 Liens securing judgments that do not constitute an Event of Default under Section 7.01(j) and notices of lis pendens and associated rights related to litigation;

(l)                                     Liens disclosed by the title insurance policies, title opinions or equivalent foreign documentation delivered on or subsequent to the Closing Date and pursuant to the Collateral and Guarantee Requirement, Section 5.10 or Schedule 5.12 and any replacement, extension or renewal of any such Lien; provided, that such replacement, extension or renewal Lien shall not cover any property other than the property that was subject to such Lien prior to such replacement, extension or renewal and any accessions and additions thereto or proceeds and products thereof and related property; provided, further, that the Indebtedness and other obligations secured by such replacement, extension or renewal Lien are permitted by this Agreement;

(m)                             any interest or title of a lessor or sublessor under any leases or subleases entered into by the Dutch Borrower or any Subsidiary in the ordinary course of business;

(n)                                 Liens that are (i) contractual or statutory rights of set-off (and related pledges) or similar rights relating to the establishment of depository relations with banks and other financial institutions not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposits, cash management (including controlled disbursement accounts or services) or foreign currency exchanges services, sweep accounts, reserve accounts, commodity or trading accounts, or similar accounts of the Dutch Borrower or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Dutch Borrower or any Subsidiary, including with respect to credit cards, credit card processing services, debit cards, purchase cards, ACH transactions, and similar obligations or (iii) relating to purchase orders and other agreements entered into with customers, suppliers or service providers of the Dutch Borrower or any Subsidiary in the ordinary course of business;

(o)                                 Liens (i) arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of set-off or similar rights, (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, (iii) encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes, (iv) in respect of Third Party Funds or (v) in favor of credit card companies pursuant to agreements therewith;

(p)                                 Liens securing obligations in respect of trade-related letters of credit, bankers’ acceptances, bank guarantees or similar obligations and completion guarantees permitted under Section 6.01(f), (k) or (o) and covering the property (or the documents of title in respect of such property) financed by such letters of credit, bankers’ acceptances, bank guarantees or similar obligations and completion guarantees and the proceeds and products thereof;

(q)                                 leases or subleases, licenses or sublicenses (including with respect to Intellectual Property) granted to others in the ordinary course of business not interfering in any material respect with the business of the Dutch Borrower and its Subsidiaries, taken as a whole;

(r)                                    Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(s)                                   Liens solely on any cash earnest money deposits made by a Borrower or any of the Subsidiaries in connection with any letter of intent or purchase agreement in respect of any Investment permitted hereunder;

(t)                                    (i) Liens with respect to property or assets of any Subsidiary that is not a Loan Party securing obligations of a Subsidiary that is not a Loan Party permitted under Section 6.01 and (ii) Liens with respect to property or assets of the applicable joint venture or the Equity Interests of such joint venture securing Indebtedness permitted under Section 6.01(bb) (it being understood that with respect to any Liens on the Collateral being incurred under this clause (t)(ii) to secure Permitted Refinancing Indebtedness, if Liens on the Collateral securing the Indebtedness being Refinanced (if any) were Junior Liens, then any Liens on such Collateral being incurred under this clause (t)(ii) to secure Permitted Refinancing Indebtedness shall also be Junior Liens);

(u)                                 Liens on any amounts held by a trustee or agent under any indenture or other debt agreement issued in escrow pursuant to customary escrow arrangements pending the release thereof, or under any indenture or other debt agreement pursuant to customary discharge, redemption or defeasance provisions;

(v)                                 the prior rights of consignees and their lenders under consignment arrangements entered into in the ordinary course of business;

(w)                               agreements to subordinate any interest of a Borrower or any Subsidiary in any accounts receivable or other proceeds arising from inventory consigned by a Borrower or any of its Subsidiaries pursuant to an agreement entered into in the ordinary course of business;

(x)                                 Liens arising from precautionary Uniform Commercial Code financing statements (or the foreign equivalent) regarding operating leases or other obligations not constituting Indebtedness or purported Liens evidenced by the filing of precautionary Uniform Commercial Code financing statements or equivalent filings;

(y)                                 Liens (i) on Equity Interests of, or loans to, joint ventures (A) securing obligations of such joint venture or (B) pursuant to the relevant joint venture agreement or arrangement and (ii) on Equity Interests of, or loans to, Unrestricted Subsidiaries;

(z)                                  Liens on securities that are the subject of repurchase agreements constituting Permitted Investments under clause (c) of the definition thereof;

(aa)                          [reserved];

(bb)                          Liens securing insurance premiums financing arrangements; provided, that such Liens are limited to the applicable unearned insurance premiums;

(cc)                            in the case of Real Property that constitutes a leasehold interest, any Lien to which the fee simple interest (or any superior leasehold interest) is subject;

(dd)                          Liens securing Indebtedness or other obligation (i) of a Borrower or a Subsidiary in favor of a Borrower or any Subsidiary Loan Party and (ii) of any Subsidiary that is not Loan Party in favor of any Subsidiary that is not a Loan Party;

(ee)                            Liens (i) on not more than $80,000,000 of deposits securing Hedging Agreements entered into for non-speculative purposes and (ii) on cash or Permitted Investments securing Hedging Agreements in the ordinary course of business submitted for clearing in accordance with applicable Requirements of Law;

(ff)                              Liens on goods or inventory the purchase, shipment or storage price of which is financed by a documentary letter of credit, bank guarantee or bankers’ acceptance issued or created for the account of the Dutch Borrower or any Subsidiary in the ordinary course of business; provided, that such Lien secures only the obligations of the Dutch Borrower or such Subsidiaries in respect of such letter of credit, bank guarantee or banker’s acceptance to the extent permitted under Section 6.01;

(gg)                            Liens on Collateral that are Junior Liens, so long as immediately after giving effect to the incurrence of the Indebtedness secured by such Junior Liens and the use of proceeds thereof, the Net Secured Leverage Ratio on a Pro Forma Basis is not greater than 5.00 to 1.00;

(hh)                          Liens on Collateral that are Other First Liens, so long as immediately after giving effect to the incurrence of the Indebtedness secured by such Other First Liens and the use of proceeds thereof, the Net First Lien Leverage Ratio on a Pro Forma Basis is not greater than 4.50 to 1.00; provided, that any Indebtedness for borrowed money in the form of term loans secured by such Liens shall be subject to the last paragraph of Section 6.02;

(ii)                                  (i) Liens on Collateral that are Other First Liens, so long as such Other First Liens secure Indebtedness permitted by Section 6.01(b), 6.01(h)(i)(w), 6.01(q), 6.01(y) or 6.01(z) (and, in each case, Permitted Refinancing Indebtedness in respect thereof), (ii) Liens on Collateral that are Junior Liens, so long as such Junior Liens secure Indebtedness permitted by Section 6.01(b), 6.01(h)(i)(x), 6.01(i), 6.01(r), 6.01(y) or 6.01(z) (and, in each case, Permitted Refinancing Indebtedness in respect thereof) and (iii) Liens to secure Indebtedness permitted by Section 6.01(i) (and, in each case, Permitted Refinancing Indebtedness in respect thereof);

(jj)                                Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods by a Borrower or any of the Subsidiaries in the ordinary course of business or consistent with past practice or industry norm;

(kk)                          Liens to secure any Indebtedness issued or incurred to Refinance (or successive Indebtedness issued or incurred for subsequent Refinancings) as a whole, or in part, any Indebtedness secured by any Lien permitted by this Section 6.02; provided, however, that (v) with respect to any Liens on the Collateral being incurred under this clause (kk), if Liens on the Collateral securing the Indebtedness being Refinanced (if any) were Junior Liens, then such Liens on such Collateral being incurred under this clause (kk) shall also be Junior Liens, (w) with respect to any Liens on the Collateral being incurred under this clause (kk), if Liens on the Collateral securing the Indebtedness being Refinanced (if any) were Other First Liens, then such Liens on such Collateral being incurred under this clause (kk) may also be Other First Liens or Junior Liens, (x) (other than Liens contemplated by the foregoing clauses (v) and (w)) such new Lien shall be limited to all or part of the same type of property that secured the original Lien (plus improvements on and accessions to such property, proceeds and products thereof, customary security deposits and any other assets pursuant to after-acquired property clauses to the extent such assets secured (or would have secured) the Indebtedness being Refinanced), (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount (or accreted value, if applicable) or, if greater, committed amount of the applicable Indebtedness at the time the original Lien became a Lien permitted hereunder, (B) unpaid accrued interest and premium (including tender premiums) and (C) an amount necessary to pay any associated underwriting discounts, defeasance costs, fees, commissions and expenses, and (z) on the date of the incurrence of the Indebtedness secured by such Liens, the grantors of any such Liens shall be no different from the grantors of the Liens securing the Indebtedness being Refinanced or grantors that would have been obligated to secure such Indebtedness or a Loan Party;

(ll)                                  Liens with respect to property or assets of the Dutch Borrower or any Subsidiary securing obligations in an aggregate outstanding principal amount outstanding that, immediately after giving effect to the incurrence of such Liens, would not exceed the greater of $325,000,000 and 0.325 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period;

(mm)                  Liens on property of, or on Equity Interests or Indebtedness of, any person existing at the time (A) such person becomes a Subsidiary of a Borrower or (B) such person or property is acquired by a Borrower or any Subsidiary; provided that (i) such Liens do not extend to any other assets of a Borrower or any Subsidiary (other than accessions and additions thereto and proceeds or products thereof and other than after-acquired property) and (ii) such Liens secure only those obligations which they secure on the date such person becomes a Subsidiary or the date of such acquisition (and any extensions, renewals, replacements or refinancings thereof);

(nn)                          Liens securing obligations in respect of letters of credit, bank guarantees or similar instruments issued in connection with licensing or regulatory requirements in an aggregate face amount at the time of incurrence of such letters of credit, bank guarantees or similar instrument not to exceed $100,000,000;

(oo)                          Liens of a collection bank arising under Section 4-210 of the Uniform Commercial Code in effect in the State of New York or similar provisions in similar codes, statutes or laws in other jurisdictions on items in the course of collection;

(pp)                          Liens on equipment of the Dutch Borrower or any Subsidiary granted in the ordinary course of business or consistent with past practice or industry norm;

(qq)                          any Lien created pursuant to the general conditions of a bank operating in the Netherlands based on the general conditions drawn up by the Netherlands Bankers’ Association (Nederlandse Vereniging van Banken) and the Consumers Union (Consumentenbond); and

(rr)                                movable hypothecs granted under the laws of the Province of Quebec to secure obligations under leases or subleases for Real Property (in each case limited to the property and assets located from time to time in the premises which are the subject of the lease or sublease secured by such movable hypothec).

For purposes of determining compliance with this Section 6.02, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of permitted Liens (or any portion thereof) described in Sections 6.02(a) through (rr) but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens (or any portion thereof) described in Sections 6.02(a) through (rr), the Dutch Borrower may, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify (as if incurred at such later time), such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 6.02 and at the time of incurrence, division, classification or reclassification will be entitled to only include the amount and type of such Lien or such item of Indebtedness secured by such Lien (or any portion thereof) in one of the above clauses (or any portion thereof) and such Lien securing such item of Indebtedness (or any portion thereof) will be treated as being incurred or existing pursuant to only such clause or clauses (or any portion thereof) without giving pro forma effect to such item (or any portion thereof) when calculating the amount of Liens or Indebtedness (or any portion thereof) that may be incurred, divided, classified or reclassified pursuant to any other clause (or any portion thereof) at such time.  In addition, with respect to any revolving loan Indebtedness or commitment to incur Indebtedness that is designated to be incurred on any Deemed Date pursuant to clause (C) of the second to last paragraph of Section 6.01, any Lien that does or that shall secure such Indebtedness may also be designated by the Dutch Borrower or any Subsidiary to be incurred on such Deemed Date and, in such event, any related subsequent actual incurrence of such Lien shall be deemed for purposes of Section 6.01 and 6.02 of this Agreement, without duplication, to be incurred on such prior date (and on any subsequent date until such commitment is funded or terminated or such election is rescinded or until such time as the related Indebtedness is no longer deemed outstanding pursuant to clause (C) of the second to last paragraph of Section 6.01), including for purposes of calculating usage of any Permitted Lien.  In addition, with respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness.

Subject to the MFN Exception, with respect to (x) Indebtedness for borrowed money in the form of term loans that are secured by Liens on the Collateral that are Other First Liens incurred under Section 6.02(c) (to the extent set forth therein) or Section 6.02(hh) or (y) any Indebtedness for borrowed money incurred (but not assumed) in the form of term loans pursuant to Section 6.01(h)(i)(w) (to the extent set forth therein) or any Indebtedness for borrowed money in the form of term loans incurred pursuant to Section 6.01(q)(i) or Section 6.01(z)(i) that is secured by Liens on the Collateral that are Other First Liens (any such Indebtedness, “Pari Term Loans”), in each case, (A) if the All-in Yield in respect of such Pari Term Loans exceeds the All-in Yield in respect of USD Term Loans on the Closing Date by more than 0.50% (such difference, the “Dollar Pari Yield Differential”), then the Applicable Margin (or “LIBOR floor” as provided in the following proviso) applicable to such USD Term Loans on the Closing Date shall be increased such that after giving effect to such increase, the Dollar Pari Yield Differential shall not exceed 0.50%; provided that, to the extent any portion of the Dollar Pari Yield Differential is attributable to a higher “LIBOR floor” being applicable to such Dollar denominated Pari Term Loans, such floor shall only be included in the calculation of the Dollar Pari Yield Differential to the extent such floor is greater than the Adjusted LIBO Rate in effect for an Interest Period of three months’ duration at such time, and, with respect to such excess, the “LIBOR floor” applicable to such outstanding USD Term Loans shall be increased to an amount not to exceed the “LIBOR floor” applicable to such Pari Term Loans prior to any increase in the Applicable Margin applicable to such Dollar denominated Term B Loans, and (B) if the All-in Yield in respect of such Pari Term Loans exceeds the All-in Yield in respect of the Euro Term Loans on the Closing Date by more than 0.50% (such difference, the “Euro Pari Yield Differential”), then the Applicable Margin (or “LIBOR floor” as provided in the following proviso) applicable to such Euro Term Loans on the Closing Date shall be increased such that after giving effect to such increase, the Euro Pari Yield Differential shall not exceed 0.50%; provided that, to the extent any portion of the Euro Pari Yield Differential is attributable to a higher “LIBOR floor” being applicable to such Euro denominated Pari Term Loans, such floor shall only be included in the calculation of the Euro Pari Yield Differential to the extent such floor is greater than the Adjusted LIBO Rate in effect for an Interest Period of three months’ duration at such time, and, with respect to such excess, the “LIBOR floor” applicable to such outstanding Euro Term Loans shall be increased to an amount not to exceed the “LIBOR floor” applicable to such Euro denominated Pari Term Loans prior to any increase in the Applicable Margin applicable to such Euro Term Loans.

Section 6.03                             Sale and Lease-Back Transactions.  Enter into any arrangement, directly or indirectly, with any person whereby it shall sell or transfer any property, real or personal, used or useful in its business, whether now owned or hereafter acquired, and thereafter, as part of such transaction, rent or lease such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold or transferred (a “Sale and Lease-Back Transaction”); provided, that a Sale and Lease-Back Transaction shall be permitted (a) with respect to (i) Excluded Property, (ii) property owned by the Dutch Borrower or any Subsidiary Loan Party that is acquired after the Closing Date so long as such Sale and Lease-Back Transaction is consummated within 365 days of the acquisition of such property or (iii) property owned by any Subsidiary that is not a Loan Party regardless of when such property was acquired, and (b) with respect to any other property owned by the Dutch Borrower or any Subsidiary Loan Party, (x) if such Sale and Lease-Back Transaction is of property owned by the Dutch Borrower or any Subsidiary Loan Party as of the Closing Date, the Net Proceeds therefrom are used to prepay the Term Loans to the extent required by Section 2.11(b) and (y) with respect to any Sale and Lease-Back Transaction pursuant to this clause (b) with Net Proceeds in excess of $30,000,000 individually or $80,000,000 in the aggregate in any fiscal year, the requirements of the second to last paragraph of Section 6.05 shall apply to such Sale and Lease-Back Transaction to the extent provided therein.

Section 6.04                             Investments, Loans and Advances.  (i) Purchase or acquire (including pursuant to any merger with a person that is not a Wholly Owned Subsidiary immediately prior to such merger) any Equity Interests, evidences of Indebtedness or other securities of any other person, (ii) make any loans or advances to or Guarantees of the Indebtedness of any other person (other than in respect of (A)  intercompany liabilities incurred in connection with the cash management, tax and accounting operations of the Borrower and the Subsidiaries and (B) intercompany loans, advances or Indebtedness having a term not exceeding 364 days (inclusive of any roll-overs or extensions of terms) and made in the ordinary course of business or consistent with past practice or industry norm), or (iii) purchase or otherwise acquire, in one transaction or a series of related transactions, (x) all or substantially all of the property and assets or business of another person or (y) assets constituting a business unit, line of business or division of such person (each of the foregoing, an “Investment”), except:

(a)                                 the Transactions;

(b)                                 (i) Investments by the Dutch Borrower or any Subsidiary in the Equity Interests of the Dutch Borrower or any Subsidiary (or any entity that will become a Subsidiary as a result of such Investment); (ii) intercompany loans from the Dutch Borrower or any Subsidiary to the Dutch Borrower or any Subsidiary; and (iii) Guarantees by the Dutch Borrower or any Subsidiary of Indebtedness otherwise permitted hereunder of the Dutch Borrower or any Subsidiary;

(c)                                  Permitted Investments and Investments that were Permitted Investments when made;

(d)                                 Investments arising out of the receipt by the Dutch Borrower or any Subsidiary of non-cash consideration for the Disposition of assets permitted under Section 6.05;

(e)                                  loans and advances to, or Guarantees of Indebtedness of, officers, directors, employees or consultants of the Dutch Borrower or any Subsidiary (i) in the ordinary course of business in an aggregate outstanding amount (valued at the time of the making thereof, and without giving effect to any subsequent change in value) not to exceed $35,000,000, (ii) in respect of payroll payments and expenses in the ordinary course of business or consistent with past practice, (iii) for business-related travel expenses, moving expenses and other similar expenses, in each case, incurred in the ordinary course of business or consistent with past practice or industry norm and (iv) in connection with such person’s purchase of Equity Interests of the Dutch Borrower, Holdings, U.S. Holdings, Parent (or any Parent Entity) solely to the extent that the amount of such loans and advances shall be contributed to the Dutch Borrower in cash as common equity;

(f)                                   accounts receivable, security deposits and prepayments arising and trade credit granted in the ordinary course of business or consistent with past practice or industry norm and any assets or securities received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss and any prepayments and other credits to suppliers made in the ordinary course of business or consistent with past practice or industry norm;

(g)                                  Hedging Agreements entered into for non-speculative purposes;

(h)                                 Investments existing on, or contractually committed as of, the Closing Date and, to the extent any such Investment is in excess of $10,000,000, set forth on Schedule 6.04 and any extensions, renewals, replacements or reinvestments thereof, so long as the aggregate amount of all Investments pursuant to this clause (h) is not increased at any time above the amount of such Investment existing or committed on the Closing Date (other than pursuant to an increase as required by the terms of any such Investment or contractual commitment as in existence on the Closing Date or as otherwise permitted by this Section 6.04);

(i)                                     Investments resulting from pledges and deposits under Sections 6.02(f), (g), (o), (r), (s), (ee) and (ll);

(j)                                    Investments by the Dutch Borrower or any Subsidiary in an aggregate outstanding amount (valued at the time of the making thereof, and without giving effect to any subsequent change in value) not to exceed the sum of (X) the greater of $300,000,000 and 0.30 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period, plus (Y) any portion of the Cumulative Credit on the date of such election that the Dutch Borrower elects to apply to this Section 6.04(j)(Y), which such election shall (unless such Investment is made pursuant to clause (a) of the definition of “Cumulative Credit”) be set forth in a written notice of a Responsible Officer thereof, which notice shall set forth calculations in reasonable detail the amount of Cumulative Credit immediately prior to such election and the amount thereof elected to be so applied, and plus (Z) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment pursuant to clause (X); provided, that if any Investment pursuant to this Section 6.04(j) is made in any person that was not a Subsidiary on the date on which such Investment was made but becomes a Subsidiary thereafter, then such Investment may, at the option of the Dutch Borrower, upon such person becoming a Subsidiary and so long as such person remains a Subsidiary, be deemed to have been made pursuant to Section 6.04(b) (to the extent permitted by the proviso thereto in the case of any Subsidiary that is not a Loan Party) and not in reliance on this Section 6.04(j);

(k)                                 Investments constituting Permitted Business Acquisitions;

(l)                                     intercompany loans between Subsidiaries that are not Loan Parties and Guarantees by Subsidiaries that are not Loan Parties permitted by Section 6.01(m);

(m)                             Investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with or judgments against, customers and suppliers, in each case in the ordinary course of business or consistent with past practice or industry norm or Investments acquired by the Dutch Borrower or a Subsidiary as a result of a foreclosure by the Dutch Borrower or any of the Subsidiaries with respect to any secured Investments or other transfer of title with respect to any secured Investment in default;

(n)                                 Investments of a Subsidiary acquired after the Closing Date or of a person merged into a Borrower or merged into or consolidated with a Subsidiary after the Closing Date, in each case, (i) to the extent such acquisition, merger or consolidation is permitted under this Section 6.04, (ii) in the case of any acquisition, merger or consolidation, in accordance with Section 6.05 and (iii) to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger or consolidation and were in existence on the date of such acquisition, merger or consolidation;

(o)                                 acquisitions by a Borrower of obligations of one or more officers or other employees of Holdings, U.S. Holdings, Parent, any Parent Entity, a Borrower or its Subsidiaries in connection with such officer’s or employee’s acquisition of Equity Interests of Holdings, U.S. Holdings, Parent or any Parent Entity, so long as no cash is actually advanced by a Borrower or any of the Subsidiaries to such officers or employees in connection with the acquisition of any such obligations;

(p)                                 Guarantees by the Dutch Borrower or any Subsidiary of operating leases (other than Capitalized Lease Obligations) or of other obligations that do not constitute Indebtedness, in each case entered into by a Borrower or any Subsidiary in the ordinary course of business or consistent with past practice or industry norm;

(q)                                 Investments to the extent that payment for such Investments is made with Equity Interests of a Borrower, Holdings, U.S. Holdings, Parent or any Parent Entity; provided, that the issuance of such Equity Interests are not included in any determination of the Cumulative Credit;

(r)                                    Investments in the Equity Interests of one or more newly formed persons that are received in consideration of the contribution by Holdings, U.S. Holdings, Parent (or any Parent Entity), a Borrower or the applicable Subsidiary of assets (including Equity Interests and cash) to such person or persons; provided, that (i) the fair market value of such assets, determined in good faith by the Dutch Borrower, so contributed pursuant to this clause (r) shall not in the aggregate exceed $50,000,000 and (ii) in respect of each such contribution, a Responsible Officer of the Dutch Borrower shall certify, in a form to be agreed upon by the Dutch Borrower and the Administrative Agent (x) immediately after giving effect to such contribution, no Default or

Event of Default shall have occurred and be continuing or would result therefrom, (y) the fair market value (as determined in good faith by the Dutch Borrower) of the assets so contributed and (z) that the requirements of clause (i) of this proviso remain satisfied;

(s)                                   Investments consisting of Restricted Payments permitted under Section 6.06;

(t)                                    Investments in the ordinary course of business or consistent with past practice or industry norm consisting of Uniform Commercial Code Article 3 endorsements for collection or deposit and Uniform Commercial Code Article 4 customary trade arrangements with customers;

(u)                                 [reserved];

(v)                                 Guarantees permitted under Section 6.01 (except to the extent such Guarantee is expressly subject to this Section 6.04);

(w)                               advances in the form of a prepayment of expenses, so long as such expenses are being paid in accordance with customary trade terms of a Borrower or such Subsidiary;

(x)                                 Investments by the Dutch Borrower and its Subsidiaries, including loans to any direct or indirect parent of the Dutch Borrower, if the Dutch Borrower or any other Subsidiary would otherwise be permitted to make a Restricted Payment in such amount (provided, that the amount of any such Investment shall also be deemed to be a Restricted Payment under the appropriate clause of Section 6.06 for all purposes of this Agreement);

(y)                                 [reserved];

(z)                                  loans or advances to members representing their deferred initiation deposits or fees, arising in the ordinary course of business or consistent with past practice or industry norm;

(aa)                          to the extent constituting Investments, purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of Intellectual Property in each case in the ordinary course of business or consistent with  past practice;

(bb)                          Investments received substantially contemporaneously in exchange for Equity Interests of a Borrower, Holdings, U.S. Holdings, Parent or any Parent Entity; provided, that the issuance of such Equity Interests are not included in any determination of the Cumulative Credit;

(cc)                            Investments in joint ventures; provided that the aggregate outstanding amount (valued at the time of the making thereof, and without giving effect to any subsequent changes in value) of Investments made after the Closing Date pursuant to this Section 6.04(cc) shall not exceed the sum of (X) the greater of $300,000,000 and 0.30 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period, plus (Y) an aggregate amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment; provided, that if any Investment pursuant to this Section 6.04(cc) is made in any person that was not a Subsidiary on the date on which such Investment was made but becomes a Subsidiary thereafter, then such Investment may, at the option of a Borrower, upon such person becoming a Subsidiary and so long as such person remains a Subsidiary, be deemed to have been made pursuant to Section 6.04(b) (to the extent permitted by the proviso thereto in the case of any Subsidiary that is not a Loan Party) and not in reliance on this Section 6.04(cc);

(dd)                          Investments in Similar Businesses in an aggregate outstanding amount (valued at the time of the making thereof, and without giving effect to any subsequent changes in value) not to exceed the sum of (X) the greater of $300,000,000 and 0.30 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period plus (Y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment; provided, that if any Investment pursuant to this Section 6.04(dd) is made in any person that was not a Subsidiary on the date on which such Investment was made but becomes a Subsidiary thereafter, then such Investment may, at the option of a Borrower, upon such person becoming a Subsidiary and so long as such person remains a Subsidiary, be deemed to have been made pursuant to Section 6.04(b) (to the extent permitted by the proviso thereto in the case of any Subsidiary that is not a Loan Party) and not in reliance on this Section 6.04(dd);

(ee)                            Investments in any Unrestricted Subsidiaries after giving effect to the applicable Investments, in an aggregate outstanding amount (valued at the time of the making thereof, and without giving effect to any subsequent changes in value) not to exceed the sum of (X) the greater of $200,000,000 and 0.20 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period plus (Y) an amount equal to any returns (including dividends, interest, distributions, returns of principal, profits on sale, repayments, income and similar amounts) actually received in respect of any such Investment; provided, that if any Investment pursuant to this Section 6.04(ee) is made in any person that was not a Subsidiary on the date on which such Investment was made but becomes a Subsidiary thereafter, then such Investment may, at the option of a Borrower, upon such person becoming a Subsidiary and so long as such person remains a Subsidiary, be deemed to have been made pursuant to Section 6.04(b) (to the extent permitted by the proviso thereto in the case of any Subsidiary that is not a Loan Party) and not in reliance on this Section 6.04(ee);

(ff)                              any Investment so long as, immediately after giving effect to such Investment, the Net Total Leverage Ratio on a Pro Forma Basis would not exceed 4.50 to 1.00;

(gg)                            without prejudice to paragraph (b) above, Investments made for the purposes of, in connection with, pursuant to and/or as contemplated in (as the case may be) the Acquisition Agreements and/or the Investment and Funding Transactions, including, without limitation, any (i) Investments by the Parent or any of its subsidiaries in the Equity Interests of any other subsidiary of the Parent (or any entity that will become a subsidiary as a result of such Investment); and (ii) intercompany loans from the Parent or any of its subsidiaries to any subsidiary of the Parent; and

(hh)                          Investments made (i) in connection with the exercise of any subscriptions, options, warrants, calls, puts or other rights or commitments pursuant to agreements set forth on Schedule 3.08(b) or (ii) in satisfaction of obligations under joint venture agreements existing on the Closing Date.

The amount of Investments that may be made at any time pursuant to Section 6.04(b), 6.04(j) or 6.04(dd) (such Sections, the “Related Sections”) may, at the election of the Dutch Borrower, be increased by the amount of Investments that could be made at such time under the other Related Section; provided, that the amount of each such increase in respect of one Related Section shall be treated as having been used under the other Related Section.

The amount of any Investment made other than in the form of cash or cash equivalents shall be the fair market value thereof, which shall be determined in good faith by the Dutch Borrower and may be determined either, at the option of the Dutch Borrower, at the time of such Investment or as of the date of the definitive agreement with respect to such Investment, and without giving effect to any subsequent change in value.

For purposes of determining compliance with this covenant, (A) an Investment need not be permitted solely by reference to one category of permitted Investments (or portion thereof) described in the above clauses but may be permitted in part under any combination thereof and (B) in the event that an Investment (or any portion thereof) meets the criteria of one or more of the categories of permitted Investments (or any portion thereof) described in the above clauses, the Dutch Borrower may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such permitted Investment (or any portion thereof) in any manner that complies with this covenant and at the time of classification or reclassification will be entitled to only include the amount and type of such Investment (or any portion thereof) in one of the categories of permitted Investments (or any portion thereof) described in the above clauses.

Section 6.05                             Mergers, Consolidations, Sales of Assets and Acquisitions.  Merge into,  or consolidate or amalgamate with any other person, or permit any other person to merge into or consolidate with it, or Dispose of (in one transaction or in a series of related transactions) all or any part of its assets (whether now owned or hereafter acquired), or Dispose of any Equity Interests of any Subsidiary, or purchase, lease or otherwise acquire (in one transaction or a series of related transactions) all of the assets of any other person or division or line of business of a person, except that this Section 6.05 shall not prohibit:

(a)                                 (i) the purchase and Disposition of inventory, or the sale of receivables pursuant to non-recourse factoring arrangements, in each case in the ordinary course of business by the Dutch Borrower or any Subsidiary or the conversion of accounts receivable to notes receivable, (ii) the acquisition or lease (pursuant to an operating lease) of any other asset in the ordinary course of business the Dutch Borrower or any Subsidiary or, with respect to operating leases, otherwise for fair market value on market terms (as determined in good faith by the Dutch Borrower), (iii) the Disposition of surplus, obsolete, damaged or worn out equipment or other property by a Borrower or any Subsidiary in the ordinary course of business or consistent with past practice or industry norm or determined in good faith by the Dutch  Borrower to be no longer used or useful or necessary in the operation of the business of a Borrower or any Subsidiary, (iv) assignments by a Borrower and any Subsidiary in connection with insurance arrangements of their rights and remedies under, and with respect to, the Acquisition Agreements in respect of any breach by the applicable entity of its representations and warranties set forth therein or (v) the Disposition of Permitted Investments in the ordinary course of business;

(b)                                 if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing or would result therefrom, (i) the merger, consolidation or amalgamation of any Subsidiary with or into a Borrower in a transaction in which such Borrower is the survivor, (ii) the merger, consolidation or amalgamation of any Subsidiary with or into any Subsidiary Loan Party in a transaction in which the surviving or resulting entity is or becomes a Subsidiary Loan Party and, in the case of each of clauses (i) and (ii), no person other than a Borrower or a Subsidiary Loan Party receives any consideration

(unless otherwise permitted by Section 6.04), (iii) the merger,  consolidation or amalgamation of any Subsidiary that is not a Subsidiary Loan Party with or into any other Subsidiary that is not a Subsidiary Loan Party, (iv) the liquidation or dissolution or change in form of entity of any Subsidiary  if the Dutch Borrower determines in good faith that such liquidation, dissolution or change in form is advisable or in the best interests of the Borrowers and is not materially disadvantageous to the Lenders, (v) any Subsidiary may merge, consolidate or amalgamate with any other person in order to effect an Investment permitted pursuant to Section 6.04 so long as the continuing or surviving person shall be a Subsidiary, (unless otherwise permitted by Section 6.04) and which together with each of its Subsidiaries shall have complied with any applicable requirements of Section 5.10 or (vi) any Subsidiary may merge, consolidate or amalgamate with any other person in order to effect an Asset Sale otherwise permitted pursuant to this Section 6.05;

(c)                                  Dispositions to a Borrower or a Subsidiary (upon voluntary liquidation or otherwise); provided, that any Dispositions by a Loan Party to a Subsidiary that is not a Subsidiary Loan Party in reliance on this clause (c) shall be made in compliance with Section 6.04;

(d)                                 Sale and Lease-Back Transactions permitted by Section 6.03;

(e)                                  (i) Investments permitted by Section 6.04, Permitted Liens and Restricted Payments permitted by Section 6.06 and (ii) any Disposition made pursuant to the Acquisition Agreements or consummated or required to be consummated in connection with the Transactions;

(f)                                   Dispositions of defaulted receivables in the ordinary course of business and not as part of an accounts receivables financing transaction;

(g)                                  other Dispositions of assets; provided, that the Net Proceeds thereof, if any, are applied in accordance with Section 2.11(b) to the extent required thereby;

(h)                                 Permitted Business Acquisitions (including any merger, consolidation or amalgamation in order to effect a Permitted Business Acquisition); provided, that following any such merger, consolidation or amalgamation involving a Borrower, such Borrower is the surviving entity or the requirements of Section 6.05(o) are otherwise complied with;

(i)                                     leases, assignments, licenses or subleases or sublicenses of any real or personal property (including Intellectual Property) in the ordinary course of business or consistent with past practice;

(j)                                    Dispositions of inventory or Dispositions or abandonment of Intellectual Property of a Borrower and its Subsidiaries determined in good faith by the management of the Dutch Borrower to be no longer useful or necessary in the operation of the business of a Borrower or any of the Subsidiaries;

(k)                                 acquisitions and purchases made with the proceeds of any Asset Sale pursuant to the first proviso of clause (a) of the definition of “Net Proceeds”;

(l)                                     [reserved];

(m)                             to the extent constituting a Disposition, any termination, settlement, extinguishment or unwinding of obligations in respect of any Hedging Agreement;

(n)                                 any exchange of assets for services and/or other assets used or useful in a Similar Business of comparable or greater value; provided, that (A) no Default or Event of Default exists or would result therefrom, (B) the Net Proceeds, if any, thereof are applied in accordance with Section 2.11(b) to the extent required thereby and (C) with respect to any exchange of assets for services, immediately after giving effect thereto, the Dutch Borrower shall be in Pro Forma Compliance;

(o)                                 if at the time thereof and immediately after giving effect thereto no Event of Default shall have occurred and be continuing or would result therefrom, any Subsidiary or any other person may be merged, amalgamated or consolidated with or into a Borrower, provided that (A) such Borrower shall be the surviving entity or (B) if the surviving entity is not a Borrower (such other person, the “Successor Borrower”), (1) the Successor Borrower shall be an entity organized or existing under the laws of the United States, any state thereof, the District of Columbia or any territory thereof, or under the laws of the Netherlands, Australia or the Isle of Man, as applicable, (2) the Successor Borrower shall expressly assume all the obligations of such Borrower under this Agreement and the other Loan Documents pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent, (3) each Guarantor, unless it is the other party to such merger or consolidation, shall have by a supplement to the applicable agreement, confirmed that its guarantee thereunder shall apply to any Successor Borrower’s obligations under this Agreement, (4) each Subsidiary Loan Party, unless it is the other party to such merger or consolidation, shall have by a supplement to any applicable Security Document affirmed that its obligations thereunder shall apply to its guarantee as reaffirmed pursuant to clause (3), (5) each mortgagor of a Mortgaged Property, unless it is the other party to such merger or consolidation, shall have affirmed that its obligations under the applicable Mortgage shall apply to its guarantee as reaffirmed pursuant to clause (3) and (6) the Successor Borrower shall have delivered to the Administrative Agent (x) an officer’s certificate stating that such merger or consolidation does not violate this Agreement or any other Loan Document and (y) if requested by the Administrative Agent, an opinion of counsel to the effect that such merger or consolidation does not violate this Agreement or any other Loan Document and covering such other matters as are contemplated by the Collateral and Guarantee Requirement to be covered in opinions of counsel (it being understood that if the foregoing are satisfied, the Successor Borrower will succeed to, and be substituted for, such Borrower under this Agreement);

(p)                                 any disposition in the ordinary course of business, including dispositions of Investments in joint ventures to the extent required by, or made pursuant to buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q)                                 Dispositions in connection with the exercise of any subscriptions, options, warrants, puts, calls or other rights or commitments pursuant to agreements set forth on Schedule 3.08(b); and

(r)                                    Intercompany Dispositions of Intellectual Property for the purposes of improving operational efficiency of the Borrowers and the Subsidiaries, or in the ordinary course or as otherwise deemed appropriate by a Loan Party in its reasonable business judgment so long as such Disposition would not materially impair the ability of the Loan Parties to meet their ongoing payment obligations under the Loan Documents.

Notwithstanding anything to the contrary contained in Section 6.05 above, no Disposition of assets under Section 6.05(g) or, solely with respect to Sale and Lease-Back Transactions referred to in clause (b)(y) of Section 6.03, under Section 6.05(d), shall be permitted unless (i) such Disposition is for fair market value (as determined in good faith by the Dutch Borrower), or if not for fair market value, the shortfall is permitted as an Investment under Section 6.04, and (ii) at least 75% of the proceeds of such Disposition (except to Loan Parties) consist of cash or Permitted Investments; provided, that the provisions of this clause (ii) shall not apply to any individual transaction or series of related transactions involving assets with a fair market value (as determined in good faith by the Borrower) of less than $75,000,000 or to other transactions involving assets with a fair market value (as determined in good faith by the Borrower) of not more than the greater of $150,000,000 and 0.15 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period in the aggregate for all such transactions during the term of this Agreement; provided, further, that for purposes of this clause (ii), each of the following shall be deemed to be cash: (a) the amount of any liabilities (as shown on the Dutch Borrower’s or such Subsidiary’s most recent balance sheet or in the notes thereto) (other than liabilities that are by their terms subordinated to the Loan Obligations) that are assumed by the transferee of any such assets or are otherwise cancelled in connection with such transaction, (b) any notes or other obligations or other securities or assets received by such Borrower or such Subsidiary from the transferee that are converted by such Borrower or such Subsidiary into cash within 180 days after receipt thereof (to the extent of the cash received), (c) any Designated Non-Cash Consideration received by such Borrower or any of its Subsidiaries in such Disposition having an aggregate fair market value (as determined in good faith by the Dutch Borrower), taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of $275,000,000 and 0.275 times the EBITDA calculated on a Pro Forma Basis for the Test Period ended immediately prior to the receipt of such Designated Non-Cash Consideration (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value), (d) the amount of Indebtedness (other than Indebtedness that is subordinated in right of payment to the Loan Obligations) of any Subsidiary that is no longer a Subsidiary as a result of such Asset Sale, to the extent that Holdings, U.S. Holdings, any Borrower and each other Subsidiary are released from any guarantee of payment of such Indebtedness in connection with the Asset Sale and (e) consideration consisting of Indebtedness of a Borrower or a Subsidiary (other than Indebtedness that is subordinated in right of payment to the Loan Obligations) received from persons who are not Holdings, U.S. Holdings, a Borrower or a Subsidiary in connection with the Asset Sale and that is cancelled.

For purposes of this Agreement, the fair market value of any assets acquired, leased, exchanged, Disposed of, sold, conveyed or transferred by a Borrower or any Subsidiary shall be determined in good faith by the Dutch Borrower and may be determined either, at the option of the Dutch Borrower, at the time of such acquisition, lease, exchange, Disposition, sale, conveyance or transfer, as applicable, or as of the date of the definitive agreement with respect to such acquisition, lease, exchange, Disposition, sale, conveyance or transfer, as applicable.

Section 6.06                             Dividends and Distributions.  Declare or pay any dividend or make any other distribution (by reduction of capital or otherwise), whether in cash, property, securities or a combination thereof, with respect to any of its Equity Interests (other than dividends and distributions on Equity Interests payable solely by the issuance of additional Qualified Equity Interests of the person paying such dividends or distributions) or directly or indirectly redeem, purchase, retire or otherwise acquire for value (or permit any Subsidiary to purchase or acquire) any of the Borrower’s Equity Interests or set aside any amount for any such purpose (other than through the issuance of additional Qualified Equity Interests of the person redeeming, purchasing, retiring or acquiring such shares) (all of the foregoing, “Restricted Payments”); provided, however, that:

(a)                                 Restricted Payments may be made to the Dutch Borrower or any Wholly Owned Subsidiary of the Dutch Borrower (or, in the case of non-Wholly Owned Subsidiaries, to the Dutch Borrower or any Subsidiary that is a direct or indirect parent of such Subsidiary and to each other owner of Equity Interests of such Subsidiary on a pro rata basis (or more favorable basis from the perspective of the Dutch Borrower or such Subsidiary) based on their relative ownership interests);

(b)                                 the Dutch Borrower may make Restricted Payments in respect of (i) general corporate operating, overhead, legal, accounting and other professional fees and expenses of, or attributable to, Holdings, U.S. Holdings, Parent, the Borrowers and the Subsidiaries, to any Parent Entity, (ii) fees and expenses related to any public offering or private placement of debt or equity securities of Holdings, U.S. Holdings, Parent or any Parent Entity whether or not consummated, (iii) franchise and similar taxes and other fees and expenses in connection with the maintenance of their (or any Parent Entity’s) existence and their (or any Parent Entity’s indirect) ownership of the Borrowers, (iv) payments permitted by Section 6.07(b) (other than clause (vii)) and (v) customary salary, bonus, severance and other benefits payable to, and indemnities provided on behalf of, officers, directors, employees and consultants of Holdings, U.S. Holdings,  Parent or any Parent Entity; provided that in the case of clauses (i), (ii) and (iii), the amount of such Restricted Payments shall not exceed the portion of any amounts referred to in such clauses (i), (ii) and (iii) that are allocable to the Dutch Borrower and the Subsidiaries;

(c)                                  Restricted Payments may be made to Holdings, U.S. Holdings, Parent or any Parent Entity the proceeds of which are used to purchase or redeem the Equity Interests of Holdings, U.S. Holdings, Parent or any Parent Entity (including related stock appreciation rights or similar securities) held by then present or former directors, consultants, officers or employees of any Parent Entity, Holdings, U.S. Holdings, Parent, the Borrowers or any of the Subsidiaries or by any Plan or any shareholders’ agreement then in effect upon such person’s death, disability, retirement or termination of employment or under the terms of any such Plan or any other agreement under which such shares of stock or related rights were issued; provided, that the aggregate amount of such purchases or redemptions under this clause (c) shall not exceed (I) $80,000,000 to the extent made in connection with the Transactions and (II) an additional amount in any fiscal year equal to the greater of $60,000,000 and 0.06 times the EBITDA calculated on a Pro Forma Basis for the Test Period ended immediately prior to the date of such Restricted Payment (plus (x) the amount of net proceeds contributed to the Borrowers that were (x) received by Holdings, U.S. Holdings, Parent or any Parent Entity during such calendar year from sales of Equity Interests of Holdings, U.S. Holdings, Parent or any Parent Entity to directors, consultants, officers or employees of Holdings, U.S. Holdings, any Parent Entity, the Borrowers or any Subsidiary in connection with permitted employee compensation and incentive arrangements; provided, in the case of clauses (I) and (II), that such proceeds are not included in any determination of the Cumulative Credit, (y) the amount of net proceeds of any key-man life insurance policies received during such calendar year, and (z) the amount of any cash bonuses otherwise payable to members of management, directors or consultants of Holdings, U.S. Holdings, Parent, any Parent Entity, the Borrowers or the Subsidiaries in connection with the Transactions that are foregone in return for the receipt of Equity Interests), which, if not used in any year, may be carried forward up to two subsequent calendar years; and provided, further, that cancellation of Indebtedness owing to a Borrower or any Subsidiary from members of management of Holdings, U.S. Holdings, Parent, any Parent Entity, the Borrowers or their

Subsidiaries in connection with a repurchase of Equity Interests of Holdings, U.S. Holdings, Parent or any Parent Entity will not be deemed to constitute a Restricted Payment for purposes of this Section 6.06;

(d)                                 any person may make non-cash repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(e)                                  Restricted Payments may be made in an aggregate amount equal to a portion of the Cumulative Credit on the date of such election that the Dutch Borrower elects to apply to this Section 6.06(e), which such election shall (unless such Restricted Payment is made pursuant to clause (a) of the definition of “Cumulative Credit”) be set forth in a written notice of a Responsible Officer of the Dutch Borrower, which notice shall set forth calculations in reasonable detail the amount of Cumulative Credit immediately prior to such election and the amount thereof elected to be so applied; provided, that (x) on a Pro Forma Basis after giving effect to such Restricted Payment, the Interest Coverage Ratio is not less than 2.00 to 1.00 and (y) no Event of Default shall have occurred and be continuing;

(f)                                   Restricted Payments may be made in connection with the consummation of the Transactions, including payments and distributions to dissenting stockholders or stockholders exercising appraisal rights pursuant to applicable law or as a result of the settlement of any stockholder claims or action (whether actual, contingent or potential);

(g)                                  Restricted Payments may be made to pay, or to allow Holdings, U.S. Holdings, Parent or any Parent Entity to make payments, in cash, in lieu of the issuance of fractional shares, upon the exercise of warrants or upon the conversion or exchange of Equity Interests of any such person;

(h)                                 Restricted Payments may be made to pay, or to allow Holding, Parent or any Parent Entity to pay, dividends and make distributions to, or repurchase or redeem shares from, its equity holders in an amount per annum no greater than 6.0% of the Market Capitalization; provided, that no Event of Default shall have occurred and be continuing;

(i)                                     Restricted Payments may be made to Holdings, U.S. Holdings, Parent or any Parent Entity to finance any Investment that if made by a Borrower or any Subsidiary directly would be permitted to be made pursuant to Section 6.04; provided, that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment and (B) such parent shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to a Borrower or a Subsidiary or (2) the merger, consolidation or amalgamation (to the extent permitted in Section 6.05) of the person formed or acquired into a Borrower or a Subsidiary in order to consummate such Permitted Business Acquisition or Investment, in each case, in accordance with the requirements of Section 5.10;

(j)                                    Restricted Payments may be made in an aggregate amount not to exceed the greater of $350,000,000 and 0.35 times the EBITDA calculated on a Pro Forma Basis for the Test Period ended immediately prior to the date of such Restricted Payment; provided, that no Event of Default shall have occurred and be continuing;

(k)                                 Restricted Payments may be made under the Acquisition Agreements;

(l)                                     Restricted Payments may be made in an aggregate amount not to exceed the aggregate amount of Excluded Contributions;

(m)                             any Restricted Payment may be made so long as no Default or Event of Default has occurred and is continuing or would result therefrom and after giving effect to such Restricted Payment, the Net Total Leverage Ratio on a Pro Forma Basis would not exceed 4.50 to 1.00;

(n)                                 [reserved]; and

(o)                                 for any taxable period for which the Dutch Borrower and/or any of its Subsidiaries are members of a consolidated, combined or similar income tax group for U.S. federal and/or applicable state, local or foreign income Tax purposes of which a direct or indirect parent of the Dutch Borrower is the common parent (a “Tax Group”), Restricted Payments not in excess of the portion of any U.S. federal, state, local or foreign income Taxes (as applicable) of such Tax Group for such taxable period that are attributable to the income of the Dutch Borrower and/or its applicable Subsidiaries; provided that (i) the amount of such Restricted Payments for any taxable period shall not exceed the amount of such Taxes that the Dutch Borrower and/or its applicable Subsidiaries would have paid had the Dutch Borrower and/or such Subsidiaries been a stand-alone taxpayer (or a stand-alone group) and (ii) Restricted Payments in respect of an Unrestricted Subsidiary shall be permitted only to the extent that cash distributions were made by such Unrestricted Subsidiary to the Dutch Borrower or any of its Subsidiaries for such purpose.

Notwithstanding anything herein to the contrary, the foregoing provisions of Section 6.06 will not prohibit the payment of any Restricted Payment or the consummation of any redemption, purchase, defeasance or other payment within 60 days after the date of declaration thereof or the giving of notice, as applicable, if at the date of declaration or the giving of such notice such Restricted Payment or redemption, purchased, defeasance or other payment would have complied with the provisions of this Agreement.

The amount of any Restricted Payment made other than in the form of cash or cash equivalents shall be the fair market value thereof, which shall be determined in good faith by the Dutch Borrower and may be determined either, at the option of the Dutch Borrower, at the time of such Restricted Payment or as of the date of the definitive agreement with respect to such Restricted Payment.

For purposes of determining compliance with this covenant, (A) a Restricted Payment need not be permitted solely by reference to one category of permitted Restricted Payments (or any portion thereof) described in the above clauses but may be permitted in part under any combination thereof and (B) in the event that a Restricted Payment (or any portion thereof) meets the criteria of one or more of the categories of permitted Restricted Payments (or any portion thereof) described in the above clauses, the Borrower may, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such permitted Restricted Payment (or any portion thereof) in any manner that complies with this covenant and at the time of classification or reclassification will be entitled to only include the amount and type of such Restricted Payment (or any portion thereof) in one of the categories of permitted Restricted Payments (or any portion thereof) described in the above clauses.

Section 6.07                             Transactions with Affiliates.  (a) Sell or transfer any property or assets to, or purchase or acquire any property or assets from, or otherwise engage in any other transaction with, any of its Affiliates (other than the Borrowers, Holdings, U.S. Holdings  and the

Subsidiaries or any person that becomes a Subsidiary as a result of such transaction) in a transaction (or series of related transactions) involving aggregate consideration in excess of $100,000,000, unless such transaction is (i) otherwise permitted (or required) under this Agreement or (ii) upon terms that are substantially no less favorable, when taken as a whole, to a Borrower or such Subsidiary, as applicable, than would be obtained in a comparable arm’s-length transaction with a person that is not an Affiliate, as determined by the Board of Directors of such Borrower or such Subsidiary in good faith.

(b)                                 The foregoing clause (a) shall not prohibit, to the extent otherwise permitted under this Agreement,

(i)                                     any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, equity purchase agreements, stock options and stock ownership plans approved by the Board of Directors of Holdings, U.S. Holdings, Parent (or any Parent Entity) or of a Borrower,

(ii)                                  (x) loans or advances to employees or consultants of Holdings, U.S. Holdings, Parent (or any Parent Entity), any Borrower or any of the Subsidiaries in accordance with Section 6.04(e) and (y) the cancellation of such loans or advances and other payments to employees or consultants if such cancellation or payment is approved by a majority of the Disinterested Directors of the Board of Directors of Dutch Borrower in good faith, made in compliance with applicable laws and otherwise permitted under this Agreement,

(iii)                               transactions among Holdings, U.S. Holdings, the Borrowers or any Subsidiary or any entity that becomes a Subsidiary as a result of such transaction (including via merger, consolidation or amalgamation in which a Borrower or a Subsidiary is the surviving entity),

(iv)                              the payment of fees, reasonable out-of-pocket costs and indemnities and employment and severance arrangements provided to, or on behalf of or for the benefit of, directors, officers, consultants and employees of Holdings, U.S. Holdings, U.S. Holdings, Parent, any Parent Entity, the Borrowers and the Subsidiaries in the ordinary course of business (limited, in the case of any Parent Entity, to the portion of such fees and expenses that are allocable to a Borrower and its Subsidiaries (which (x) shall be 100% for so long as Holdings, Parent or such Parent Entity, as the case may be, owns no assets other than the Equity Interests of the Borrowers, Holdings, U.S. Holdings, Parent or any Parent Entity and assets incidental to the ownership of a Borrower and its Subsidiaries and (y) in all other cases shall be as determined in good faith by management of the Borrower)),

(v)                                 the Transactions and any transactions pursuant to the Transaction Documents and permitted transactions, agreements and arrangements in existence or contemplated on the Closing Date and, to the extent involving aggregate consideration in excess of $10,000,000, set forth on Schedule 6.07 or any amendment thereto or replacement thereof or similar arrangement to the extent such amendment, replacement or arrangement is not materially adverse to the Lenders when taken as a whole (as determined by the Dutch Borrower in good faith),

(vi)                              (A) any employment agreements entered into by Holdings, U.S. Holdings, the Borrowers or any of the Subsidiaries in the ordinary course of business, (B) any subscription agreement or similar agreement pertaining to the repurchase of Equity Interests pursuant to put/call rights or similar rights with employees, officers or directors, and (C) any employee compensation, benefit plan or arrangement, any health, disability or similar insurance plan which covers employees, and any reasonable employment contract and transactions pursuant thereto,

(vii)                           Restricted Payments permitted under Section 6.06, including payments to Holdings, U.S. Holdings, Parent (and any Parent Entity), and Investments permitted under Section 6.04,

(viii)                        any purchase by Holdings or U.S Holdings of the Equity Interests of a Borrower; provided, that any Equity Interests of a Loan Party shall be pledged to the Collateral Agent (and deliver the relevant certificates or other instruments (if any) representing such Equity Interests to the Collateral Agent) on behalf of the Lenders to the extent required by Section 5.10,

(ix)                              [reserved],

(x)                                 transactions for the purchase or sale of goods, equipment, products, parts and services (including property management and similar services) entered into in the ordinary course of business,

(xi)                              any transaction in respect of which the Dutch Borrower delivers to the Administrative Agent a letter addressed to the Board of Directors of the Dutch Borrower from an accounting, appraisal or investment banking firm, in each case of nationally recognized standing that is in the good faith determination of the Dutch Borrower qualified to render such letter, which letter states that (i) such transaction is on terms that are substantially no less favorable, when taken as a whole, to such Borrower or such Subsidiary, as applicable, than would be obtained in a comparable arm’s-length transaction with a person that is not an Affiliate or (ii) such transaction is fair, when taken as a whole, to such Borrower or such Subsidiary, as applicable, from a financial point of view,

(xii)                           the payment of all fees, expenses, bonuses and awards related to the Transactions,

(xiii)                        transactions with joint ventures for the purchase or sale of goods, equipment, products, parts and services entered into in the ordinary course of business or consistent with past practice or industry norm,

(xiv)                       [reserved],

(xv)                          the issuance, sale or transfer of Equity Interests of a Borrower or any Subsidiary to Holdings, U.S. Holdings, Parent (or any Parent Entity) and capital contributions by Holdings, U.S. Holdings, Parent (or any Parent Entity) to a Borrower or any Subsidiary,

(xvi)                       the issuance, sale or transfer of Equity Interests to the management of Holdings, U.S. Holdings, Parent, any Parent Entity, the Borrowers or any Subsidiary in connection with the Transactions,

(xvii)                    payments by Holdings, U.S. Holdings, Parent (or any Parent Entity), the Borrowers and the Subsidiaries pursuant to a tax sharing agreement or arrangement (whether written or as a matter of practice) that complies with Section 6.06(o),

(xviii)                 [reserved],

(xix)                       payments, loans (or cancellation of loans) or advances to employees or consultants that are (i) approved by a majority of the Disinterested Directors of Holdings, U.S. Holdings,  Parent  (or any Parent Entity) or a Borrower in good faith, (ii) made in compliance with applicable law and (iii) otherwise permitted under this Agreement,

(xx)                          transactions with customers, clients or suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business or consistent with past practice or industry norm otherwise in compliance with the terms of this Agreement that are fair to a Borrower or the Subsidiaries (in the good faith determination of the Dutch Borrower),

(xxi)                       transactions between the Borrowers or any of the Subsidiaries and any person, a director of which is also a director of the Borrowers or any direct or indirect parent company of the Borrowers; provided, however, that (A) such director abstains from voting as a director of the applicable Borrower or such direct or indirect parent company, as the case may be, on any matter involving such other person and (B) such person is not an Affiliate of the applicable Borrower for any reason other than such director’s acting in such capacity,

(xxii)                    transactions permitted by, and complying with, the provisions of Section 6.05, and

(xxiii)                 intercompany transactions undertaken in good faith (as certified by a Responsible Officer of the Dutch Borrower) for the purpose of improving the consolidated tax efficiency of the Borrowers and the Subsidiaries and not for the purpose of circumventing any covenant set forth herein.

Section 6.08                             Business of the Borrower and the Subsidiaries.  Notwithstanding any other provisions hereof, engage at any time to any material respect in any business or business activity substantially different from any business or business activity conducted by any of them on the Closing Date or any Similar Business.

Section 6.09                             Limitation on Payments and Modifications of Indebtedness; Modifications of Certificate of Incorporation, By-Laws and Certain Other Agreements; etc. (a) Amend or modify in any manner materially adverse to the Lenders when taken as a whole (as determined in good faith by the Dutch Borrower), or grant any waiver or release under or terminate in any manner (if such granting or termination shall be materially adverse to the Lenders when taken as a whole (as determined in good faith by the Dutch Borrower)), the memorandum, articles or certificate of incorporation or association, by-laws, limited liability company operating agreement, partnership agreement or other organizational documents of any Loan Party.

(b)                                 (i) Make, directly or indirectly, any payment or other distribution (whether in cash, securities or other property) of, or in respect of, principal of or interest on any Junior Financing, or any payment or other distribution (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination in respect of any Junior Financing, except for:

(A)                               Refinancings with any Indebtedness permitted to be incurred under Section 6.01;

(B)                               payments of regularly-scheduled interest and fees due thereunder, other non-principal payments thereunder, any mandatory prepayments of principal, interest and fees thereunder, scheduled payments thereon necessary to avoid the Junior Financing from constituting “applicable high yield discount obligations” within the meaning of Section 163(i)(l) of the Code, and, to the extent this Agreement is then in effect, principal on the scheduled maturity date of any Junior Financing (or within twelve months thereof);

(C)                               payments or distributions in respect of all or any portion of the Junior Financing with the proceeds contributed to the Borrowers, Holdings or U.S. Holdings from the issuance, sale or exchange by Holdings, U.S. Holdings, Parent (or any Parent Entity) of Equity Interests that are not Disqualified Stock made within eighteen months prior thereto; provided, that such proceeds are not included in any determination of the Cumulative Credit or Excluded Contributions;

(D)                               the conversion or exchange of any Junior Financing to Equity Interests of a Borrower, Holdings, U.S. Holdings, Parent or any Parent Entity;

(E)                                so long as (x) no Event of Default has occurred and is continuing and (y) on a Pro Forma Basis after giving effect to such payments or distributions, the Interest Coverage Ratio is not less than 2.00 to 1.00, payments or distributions in respect of Junior Financings prior to any scheduled maturity made, in an aggregate amount, not to exceed a portion of the Cumulative Credit on the date of such election that the Dutch Borrower elects to apply to this Section 6.09(b)(i)(E), which such election shall (unless such payment or distribution is made pursuant to clause (a) of the definition of “Cumulative Credit”) be set forth in a written notice of a Responsible Officer thereof, which notice shall set forth calculations in reasonable detail of the amount of Cumulative Credit immediately prior to such election and the amount thereof elected to be so applied;

(F)                                 payments and distributions in an aggregate amount (valued at the time of the making thereof, and without giving effect to any subsequent change in value) not to exceed the greater of $350,000,000 and 0.35 times the EBITDA calculated on a Pro Forma Basis for the then most recently ended Test Period; provided, that no Event of Default shall have occurred and be continuing; and

(G)                               any payment or distribution in respect of Junior Financing may be made so long as no Default or Event of Default has occurred and is continuing or would result therefrom and, after giving effect to such payment or distribution, the Net Total Leverage Ratio on a Pro Forma Basis would not exceed 4.50 to 1.00; or

(ii)                                  Amend or modify, or permit the amendment or modification of, any provision of any Junior Financing that constitutes Material Indebtedness, or any agreement, document or instrument evidencing or relating thereto, other than amendments or modifications that (A) are not materially adverse to Lenders when taken as a whole (as determined in good faith by the Dutch Borrower) and that do not affect the subordination or payment provisions thereof (if any) in a manner adverse to the Lenders when taken as a whole (as determined in good faith by the Dutch Borrower) or (B) otherwise comply with the definition of “Permitted Refinancing Indebtedness.”

(c)                                  Permit any Material Subsidiary to enter into any agreement or instrument that by its terms restricts (i) the payment of dividends or distributions or the making of cash advances to the Dutch Borrower or any Subsidiary that is a direct or indirect parent of such Subsidiary or (ii) the granting of Liens by Holdings, U.S. Holdings, the Borrowers or such Material Subsidiary that is a Loan Party pursuant to the Security Documents, in each case other than those arising under any Loan Document, except, in each case, restrictions existing by reason of:

(A)                               restrictions imposed by applicable law;

(B)                               contractual encumbrances or restrictions in effect on the Closing Date, including under Indebtedness existing on the Closing Date and set forth on Schedule 6.01, the Senior Unsecured Note Documents, any Refinancing Notes or any agreements related to any Permitted Refinancing Indebtedness in respect of any such Indebtedness and, in each case, any similar contractual encumbrances or restrictions and any amendment, modification, supplement, replacement or refinancing of such agreements or instruments that does not materially expand the scope of any such encumbrance or restriction (as determined in good faith by the Dutch Borrower);

(C)                               any restriction on a Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Equity Interests or assets of a Subsidiary pending the closing of such sale or disposition;

(D)                               customary provisions in joint venture agreements and other similar agreements applicable to joint ventures entered into in the ordinary course of business or consistent with past practice or industry norm;

(E)                                any restrictions imposed by any agreement relating to secured Indebtedness permitted by this Agreement to the extent that such restrictions apply only to the property or assets securing such Indebtedness;

(F)                                 any restrictions imposed by any agreement relating to Indebtedness incurred pursuant to Section 6.01 or Permitted Refinancing Indebtedness in respect thereof, to the extent such restrictions are not materially more restrictive, taken as a whole, than the restrictions contained in this Agreement or are market terms at the time of issuance (in each case as determined in good faith by the Dutch Borrower);

(G)                               customary provisions contained in leases or licenses of Intellectual Property and other similar agreements entered into in the ordinary course of business or consistent with past practice;

(H)                              customary provisions restricting subletting or assignment (including any change of control deemed an assignment) of any lease governing a leasehold interest;

(I)                                   customary provisions restricting assignment of any agreement entered into in the ordinary course of business;

(J)                                   customary restrictions and conditions contained in any agreement relating to the sale, transfer, lease or other disposition of any asset permitted under Section 6.05 pending the consummation of such sale, transfer, lease or other disposition;

(K)                               customary restrictions and conditions contained in the document relating to any Lien, so long as (1) such Lien is a Permitted Lien and such restrictions or conditions relate only to the specific asset subject to such Lien, and (2) such restrictions and conditions are not created for the purpose of avoiding the restrictions imposed by this Section 6.09;

(L)                                customary net worth provisions imposed by suppliers, customers or landlords of Real Property under contracts entered into in the ordinary course of business or consistent with past practice or industry norm or customary restrictions on cash or other deposits or net worth arising in connection with any Liens permitted under Section 6.02 so long as the Dutch Borrower has determined in good faith that such net worth provisions would not reasonably be expected to impair the ability of a Borrower and its Subsidiaries to meet their ongoing obligations under the Loan Documents;

(M)                            any agreement in effect at the time such subsidiary becomes a Subsidiary, so long as such agreement was not entered into in contemplation of such person becoming a Subsidiary;

(N)                               restrictions in agreements representing Indebtedness permitted under Section 6.01 of a Subsidiary that is not a Subsidiary Loan Party;

(O)                               customary restrictions contained in leases, subleases, licenses or Equity Interests or asset sale agreements otherwise permitted hereby as long as such restrictions relate to the Equity Interests and assets subject thereto;

(P)                                 restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

(Q)                               [reserved]; and

(R)                               any encumbrances or restrictions of the type referred to in Sections 6.09(c)(i) and 6.09(c)(ii) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of or similar arrangements to the contracts, instruments or obligations referred to in clauses (A) through (Q) above; provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements, refinancings or similar arrangements are, in the good faith judgment of the Dutch Borrower, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions as contemplated by such provisions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement, refinancing or similar arrangement.

Section 6.10                             Fiscal Year.  In the case of the Dutch Borrower, permit any change to its fiscal year without prior notice to the Administrative Agent, in which case, the Dutch Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary to reflect such change in fiscal year.

Section 6.11                             Financial Covenant.  With respect to the Revolving Facility only, permit the Net First Lien Leverage Ratio as of the last day of any fiscal quarter (beginning with the end of the fiscal quarter ending September 30, 2018), solely to the extent that on such date the Testing Condition is satisfied, to exceed 6.75 to 1.00.

Section 6.12                             Holdings, U.S. Holdings and Co-Borrower Negative Covenant.  Each of Holdings, U.S. Holdings and the Co-Borrower hereby covenants and agrees with each Lender that, from and after the Closing Date and until the Termination Date, unless the Required Lenders shall otherwise consent in writing, (a) it will not create, incur, assume or permit to exist any Lien other than (i) Liens created under the Loan Documents and (ii) Liens not prohibited by Section 6.02 on any of the Equity Interests issued by any Borrower held by Holdings or U.S. Holdings, (b) with respect to Holdings and U.S. Holdings, it will not incur any Indebtedness for borrowed money other than guarantees of Indebtedness of the Borrowers and Subsidiaries permitted hereunder, (c) with respect to the Co-Borrower, it will not incur any Indebtedness other than Indebtedness that is permitted to be incurred by the Co-Borrower under the Loan Documents and (d) it shall do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence; provided, that so long as no Default has occurred and is continuing or would result therefrom, Holdings, U.S. Holdings  or Co-Borrower may merge with any other person (and if it is not the survivor of such merger, the survivor shall assume U.S. Holdings’, Holdings’ or the Co-Borrower’s obligations, as applicable, under the Loan Documents).

ARTICLE VII

Events of Default

Section 7.01                             Events of Default.  In case of the happening of any of the following events (each, an “Event of Default”):

(a)                                 any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or any certificate or document delivered pursuant hereto or thereto shall prove to have been false or misleading in any material respect (except to the extent such representation or warranty is qualified by “materiality” or “Material Adverse Effect”) when so made or deemed made and such false or misleading representation or warranty (if curable) shall remain false or misleading for a period of 30 days after notice thereof from the Administrative Agent to the Borrower;

(b)                                 default shall be made in the payment of any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or by acceleration thereof or otherwise;

(c)                                  default shall be made in the payment of any interest on any Loan or the reimbursement with respect to any L/C Disbursement or in the payment of any Fee or any other amount (other than an amount referred to in clause (b) above) due under any Loan Document, when and as the same shall become due and payable, and such default shall continue unremedied for a period of five Business Days;

(d)                                 default shall be made in the due observance or performance by Holdings, U.S. Holdings, a Borrower or a Subsidiary of any covenant, condition or agreement contained in, Section 5.01(a), 5.05(a) or 5.08 or in Article VI; provided, that any breach of the Financial Covenant shall not, by itself, constitute an Event of Default under any Term Facility and the Term Loans may not be accelerated as a result thereof unless there are Revolving Facility Loans outstanding that have been accelerated by the Required Revolving Facility Lenders pursuant to the penultimate sentence of this Section 7.01 as a result of such breach of the Financial Covenant;

(e)                                  default shall be made in the due observance or performance by any Loan Party of any covenant, condition or agreement contained in any Loan Document (other than those specified in clauses (b), (c) and (d) above) and such default shall continue unremedied for a period of 30 days (or 60 days if such default results solely from the failure of a Subsidiary that is not a Loan Party to duly observe or perform any such covenant, condition or agreement) after notice thereof from the Administrative Agent to the Dutch Borrower;

(f)                                   (i) any event or condition occurs that (A) results in any Material Indebtedness becoming due prior to its scheduled maturity or (B) enables or permits (with all applicable grace periods having expired) the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf to cause any Material Indebtedness to become due, or to require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; or (ii) Holdings, U.S. Holdings, any Borrower or any of the Material Subsidiaries shall fail to pay the principal of any Material Indebtedness at the stated final maturity thereof; provided, that this clause (f) shall not apply to any secured Indebtedness that becomes due as a result of the voluntary sale or transfer of the property or assets securing such Indebtedness if such sale or transfer is permitted hereunder and under the documents providing for such Indebtedness;

(g)                                  there shall have occurred a Change in Control;

(h)                                 an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of Holdings, U.S. Holdings the Borrowers or any of the Material Subsidiaries, or of a substantial part of the property or assets of Holdings, U.S. Holdings, the Borrowers or any Material Subsidiary, under the U.S. Bankruptcy Code, as now constituted or hereafter amended, or any other Debtor Relief Law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator, liquidator, administrator, manager or similar official for Holdings, U.S. Holdings, the Borrowers or any of the Material Subsidiaries or for a substantial part of the property or assets of Holdings, U.S. Holdings the Borrowers or any of the Material Subsidiaries or (iii) the winding-up or liquidation of Holdings, U.S. Holdings, the Borrower or any Material Subsidiary (except in a transaction permitted hereunder); and such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered or with respect to a Dutch Loan Party, the occurrence of a Dutch Insolvency Event, or with respect to an Australian

Loan Party, the occurrence of an Australian Insolvency Event (and, solely with respect to an Australian Insolvency Event pursuant to clause (a) in the definition thereof, to the extent that such Australian Insolvency Event would reasonably be expected to have a Material Adverse Effect);

(i)                                     Holdings, U.S. Holdings,  the Borrowers or any Material Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking relief under the U.S. Bankruptcy Code, as now constituted or hereafter amended, or any other Debtor Relief Law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (h) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator, administrator or similar official for Holdings, U.S. Holdings, the Borrowers or any of the Material Subsidiaries or for a substantial part of the property or assets of Holdings, U.S. Holdings,  the Borrowers or any Material Subsidiary, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) become unable or admit in writing its inability or fail generally to pay its debts as they become due;

(j)                                    the failure by Holdings, U.S. Holdings, any Borrower or any Material Subsidiary to pay one or more final judgments aggregating in excess of $100,000,000 (to the extent not covered by insurance), which judgments are not discharged or effectively waived or stayed for a period of 60 consecutive days (or which judgments have not been bonded pending appeal within 60 days from the entry thereof), or any action shall be legally taken by a judgment creditor to levy upon assets or properties of Holdings, U.S. Holdings, any Borrower or any Material Subsidiary to enforce any such judgment;

(k)                                 (i) an ERISA Event shall have occurred, (ii) a termination, withdrawal or noncompliance with applicable law or plan terms shall have occurred with respect to a Foreign Plan, (iii) the PBGC shall institute proceedings (including giving notice of intent thereof) to terminate any Plan or Plans, (iv) any Loan Party or any ERISA Affiliate shall have been notified by the sponsor of a Multiemployer Plan that such Multiemployer Plan is being terminated, within the meaning of Title IV of ERISA, or (v)  Holdings, any Borrower or any Subsidiary shall engage in any “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) involving any Plan that would subject Holdings, a Borrower or any of the Subsidiaries to tax; and in each case in clauses (i) through (v) above, such event or condition, together with all other such events or conditions, if any, would reasonably be expected to have a Material Adverse Effect; or

(l)                                     (i) any material provision of any Loan Document shall for any reason be asserted in writing by any Loan Party not to be a legal, valid and binding obligation of any party thereto (other than in accordance with its terms), (ii) any security interest purported to be created by any Security Document and to extend to assets that constitute a material portion of the Collateral shall cease to be, or shall be asserted in writing by any Loan Party not to be (other than, in each case, in accordance with its terms), a valid and perfected security interest (perfected as or having the priority required by this Agreement or the relevant Security Document and subject to such limitations and restrictions as are set forth herein and therein and the last paragraph of Section 4.02) in the securities, assets or properties covered thereby, except to the extent that any such loss of perfection or priority results from the limitations of foreign laws, rules and regulations (other than the laws, rules and regulations of the Security Jurisdictions) as they apply to pledges of Equity Interests in Foreign Subsidiaries or the application thereof, or from the failure of the Collateral Agent to maintain possession of certificates actually delivered to it representing securities pledged under the U.S. Collateral Agreement or to file Uniform Commercial Code continuation statements and except to the extent that such loss is covered by a lender’s title insurance policy and the Collateral Agent shall be reasonably satisfied with the credit of such insurer, or (iii) a material portion of the Guarantees pursuant to the Security Documents Loan Parties guaranteeing the Obligations shall cease to be in full force and effect (other than in accordance with the terms thereof and subject to the last paragraph of Section 4.02), or shall be asserted in writing by Loan Party not to be in effect or not to be legal, valid and binding obligations (other than in accordance with the terms thereof); provided, that no Event of Default shall occur under this Section 7.01(l) if the Loan Parties cooperate with the Collateral Agent to replace or perfect such security interest and Lien, such security interest and Lien is replaced and the priority rights, powers and privileges of the Secured Parties are not materially adversely affected by such replacement;

then, and in every such event (other than (x) an event with respect to the Borrowers described in clause (h) or (i) above and (y) an event described in clause (d) above arising with respect to a failure to comply with the Financial Covenant, unless the conditions of the first proviso contained in clause (d) above have been satisfied), and at any time thereafter during the continuance of such event, the Administrative Agent, at the request of the Required Lenders, shall, by notice to the Dutch Borrower, take any or all of the following actions, at the same or different times:  (i) terminate forthwith the Commitments, (ii) declare the Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder and under any other Loan Document, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding and (iii) if the Loans have been declared due and payable pursuant to clause (ii) above, demand Cash Collateral pursuant to Section 2.05(j); and in any event with respect to the Borrowers described in clause (h) or (i) above, the Commitments shall automatically terminate and the principal of the Loans then outstanding, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrower accrued hereunder and under any other Loan Document, shall automatically become due and payable and the Administrative Agent shall be deemed to have made a demand for Cash Collateral to the full extent permitted under Section 2.05(j), without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding.  In the case of an Event of Default under clause (d) above arising with respect to a failure to comply with the Financial Covenant, unless the conditions of the first proviso contained in clause (d) above have been satisfied, and at any time thereafter during the continuance of such event, subject to Section 7.03, the Administrative Agent, at the request of the Required Revolving Facility Lenders, shall, by notice to the Dutch Borrower, take either or both of the following actions, at the same or different times: (i) terminate forthwith the Revolving Facility Commitments and (ii) declare the Revolving Facility Loans then outstanding to be forthwith due and payable in whole or in part, whereupon the principal of the Revolving Facility Loans so declared to be due and payable, together with accrued interest thereon and any unpaid accrued Fees and all other liabilities of the Borrowers accrued hereunder with respect to such Revolving Facility Loans, shall become forthwith due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived by the Borrowers, anything contained herein or in any other Loan Document to the contrary notwithstanding.

For purposes of clauses (h), (i) and (j) of this Section 7.01, “Material Subsidiary” shall mean any Subsidiary that would not be an Immaterial Subsidiary under clause (a) of the definition thereof.

Notwithstanding any provision in this Agreement to the contrary, if:

(i)                                     an administrator (other than an administrator appointed by the Collateral Agent) has been appointed under the Australian Corporations Act to an Australian Loan Party and the Collateral Agent receives notice of that appointment from any Lender or any Loan Party or under the Australian Corporations Act; and

(ii)                                  the Collateral Agent is entitled under section 441A of the Australian Corporations Act and the Loan Documents to enforce a Security Document over that Loan Party’s property within the decision period provided for under that section, then:

(iii)                               the Collateral Agent shall promptly notify the Secured Parties and seek instructions from the Required Lenders as to whether or not it should enforce that Security Document within that decision period; and

(iv)                              unless it receives instructions from the Required Lenders not to enforce by a time which it considers to be the latest time by which instructions should be received in order for it to be able to arrange the enforcement of the Security Document within that period, then the Collateral Agent may enforce that Security Document in accordance with the Loan Documents but need not do so (and is not liable to the Secured Parties if it does not do so).

Section 7.02                             Treatment of Certain Payments.  Subject to the terms of any applicable Intercreditor Agreement, any amount received by the Administrative Agent or the Collateral Agent from any Loan Party (or from proceeds of any Collateral) following any acceleration of the Obligations under this Agreement or any Event of Default with respect to the Borrower under Section 7.01(h) or (i), in each case that is continuing, shall be applied:  (i) first, ratably, to pay any fees, indemnities or expense reimbursements then due to the Administrative Agent or the Collateral Agent from the Borrower (other than in connection with any Secured Cash Management Agreement or Secured Hedge Agreement), (ii) second, towards payment of interest and fees then due from the Borrowers hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, (iii) third, towards payment of principal of unreimbursed L/C Disbursements then due from the Borrowers hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal of unreimbursed L/C Disbursements then due to such parties, (iv) fourth, towards payment of other Obligations (including Obligations of the Loan Parties owing under or in respect of any Secured Cash Management Agreement or Secured Hedge Agreement) then due from the Borrowers or any Loan Party, ratably among the parties entitled thereto in accordance with the amounts of such Obligations then due to such parties and (v) last, the balance, if any, after all of the Obligations have been paid in full, to the Borrower or as otherwise required by Requirements of Law.

Section 7.03                             Right to Cure.  Notwithstanding anything to the contrary contained in Section 7.01, in the event that the Dutch Borrower fails (or, but for the operation of this Section 7.03, would fail) to comply with the requirements of the Financial Covenant, from the last day of the applicable fiscal quarter until the expiration of the 10th Business Day subsequent to the date the certificate calculating such Financial Covenant is required to be delivered pursuant to Section 5.04(c), Holdings, U.S. Holdings, Parent, the Dutch Borrower and any Parent Entity shall have the right to issue Permitted Cure Securities for cash or otherwise receive cash contributions to the capital of such entities, and in each case, to contribute any such cash to the capital of the Dutch Borrower (collectively, the “Cure Right”), and upon the receipt by the Dutch Borrower of such cash (the “Cure Amount”), pursuant to the exercise of the Cure

Right, the Financial Covenant shall be recalculated giving effect to a pro forma adjustment by which EBITDA shall be increased with respect to such applicable quarter and any four-quarter period that contains such quarter, solely for the purpose of measuring the Financial Covenant and not for any other purpose under this Agreement, by an amount equal to the Cure Amount; provided, that (i) in each four consecutive fiscal quarter period there shall be at least two fiscal quarters in which a Cure Right is not exercised, (ii) a Cure Right shall not be exercised more than five times during the term of the Revolving Facility, (iii) for purposes of this Section 7.03, the Cure Amount shall be no greater than the amount required for purposes of complying with the Financial Covenant and (iv) there shall be no pro forma reduction in Indebtedness with the proceeds of the exercise of the Cure Right for determining compliance with the Financial Covenant for the fiscal quarter in respect of which such Cure Right is exercised (either directly through prepayment or indirectly as a result of the netting of unrestricted cash). If, after giving effect to the adjustments in this Section 7.03, the Dutch Borrower shall then be in compliance with the requirements of the Financial Covenant, the Dutch Borrower shall be deemed to have satisfied the requirements of the Financial Covenant as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the Financial Covenant that had occurred shall be deemed cured for the purposes of this Agreement.

Section 7.04                             Clean-Up Period.   For the purpose of this Agreement, for the period from the Closing Date or, as appropriate, the date of completion of a Permitted Business Acquisition involving a person who, pursuant to such Permitted Business Acquisition, becomes a Subsidiary (such person, a “Subsequent Target”) and/or a business unit, division or line of business (a “Subsequent Target Asset”) until the date falling 90 days after the Closing Date or, as appropriate, the date of completion of a Permitted Business Acquisition (the “Clean-Up Period”), no Default or Event of Default would be deemed to arise from a breach of representation or warranty or a breach of covenant or other circumstance that would have been a Default or Event of Default (but for this provision) only by reason of circumstances relating exclusively to (A) in the case of the Sky Acquisition, the Target Group (or any obligation to procure compliance by the Target Group) or (B) in the case of a Permitted Business Acquisition, the Subsequent Target or any of its Subsidiaries as at the date of completion of such Permitted Business Acquisition and (if applicable) the Subsequent Target Asset of such Permitted Business Acquisition (or any obligation to procure compliance by the Subsequent Target and its Subsidiaries), provided that (in each case) such Default or Event of Default: (i) is capable of being remedied within the Clean-Up Period and Holdings and Purchaser, or in the case of a Permitted Business Acquisition, the relevant acquiring party, are taking appropriate steps to remedy such Default or Event of Default; (ii) does not have a Material Adverse Effect; and (iii) was not procured or approved by the Parent, Holdings, U.S. Holdings, the Dutch Borrower or Purchaser or, in the case of a Permitted Business Acquisition, any of the Parent, Holdings or any of its Subsidiaries.  Notwithstanding the above, if the relevant circumstances are continuing after the expiry of the Clean-Up Period, there shall be an immediate Default or Event of Default, as applicable, and all rights and remedies which would apply with regard thereto but for this Section 7.04 shall arise and be exercisable.

ARTICLE VIII

The Agents

Section 8.01                             Appointment.  (a)  Each Lender (in its capacities as a Lender and on behalf of itself and its Affiliates as potential counterparties to Secured Cash Management Agreements and Secured Hedge Agreements) and each Issuing Bank (in such capacities and on behalf of itself and its Affiliates as potential counterparties to Secured Cash Management

Agreements and Secured Hedge Agreements) hereby irrevocably designates and appoints the Administrative Agent as the agent of such Lender under this Agreement and the other Loan Documents, including as the Collateral Agent for such Lender and the other Secured Parties under the Security Documents, and each such Lender irrevocably authorizes the Administrative Agent, in such capacity, to take such action on its behalf under the provisions of this Agreement and the other Loan Documents and to exercise such powers and perform such duties as are expressly delegated to the Administrative Agent by the terms of this Agreement and the other Loan Documents, together with such other powers as are reasonably incidental thereto.  In addition, to the extent required under the laws of any jurisdiction other than the United States of America, each of the Lenders and the Issuing Banks hereby grants to the Administrative Agent any required powers of attorney to execute any Security Document governed by the laws of such jurisdiction on such Lender’s or Issuing Bank’s behalf.  Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or responsibilities, except those expressly set forth herein, or any fiduciary relationship with any Lender or Issuing Bank (or other Secured Party), and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent.

(b)                                 In furtherance of the foregoing, each Lender (in its capacities as a Lender and on behalf of itself and its Affiliates as potential counterparties to Secured Cash Management Agreements or Secured Hedge Agreements), each Issuing Bank (in such capacities and on behalf of itself and its Affiliates as potential counterparties to Secured Cash Management Agreements and Secured Hedge Agreements) and, by accepting the benefit of this Agreement, each non-Lender Hedge Bank party to a Secured Hedge Agreement and each non-Lender Cash Management Bank party to a Secured Cash Management Agreement, hereby appoints and authorizes the Collateral Agent to act as the agent of such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto.  In this connection, the Collateral Agent (and any Subagents appointed by the Collateral Agent pursuant to Section 8.03 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Security Documents, or for exercising any rights or remedies thereunder at the direction of the Collateral Agent) shall be entitled to the benefits of this Article VIII (including, without limitation, Section 8.08) as though the Collateral Agent (and any such Subagents) were an “Agent” under the Loan Documents, as if set forth in full herein with respect thereto.  Notwithstanding any provision to the contrary elsewhere in this Agreement, the Collateral Agent shall not have any duties or responsibilities except those expressly set forth herein, or any fiduciary relationship with any of the Secured Parties, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Collateral Agent.

(c)                                  Terms in connection with Security Documents governed by the laws of the Province of Québec:

(i)                                     Without limiting the powers of the Collateral Agent, each of the Secured Parties hereby irrevocably constitutes the Collateral Agent as the hypothecary representative (within the meaning of Article 2692 of the Civil Code of Québec) for the Secured Parties in order to hold any hypothecs granted on any Collateral pursuant to any deeds of hypothec governed by the laws of the Province of Québec in order to secure obligations of any Loan Party.

(ii)                                  [Reserved].

(iii)                               The appointment of the Collateral Agent as hypothecary representative for the benefit of the Secured Parties, shall be deemed to have been ratified and confirmed by each Secured Party by its acceptance of the benefits under the Loan Documents.  Each successor Collateral Agent under this Agreement shall automatically (and without any further act or formality) become the successor hypothecary representative for the purposes of all deeds of hypothec referred to above.

(iv)                              The Collateral Agent acting as hypothecary representative shall have the same rights, powers, immunities, indemnities and exclusions from liability as are prescribed in favour of the Collateral Agent in this Agreement, which shall apply mutatis mutandis to the Collateral Agent acting in its capacity as hypothecary representative.

(v)                                 This Section 8.01(c) shall be governed and construed in accordance with the laws of the Province of Quebec.

(d)                                 The provisions of this Article VIII are solely for the benefit of the Administrative Agent, the Collateral Agent, the Collateral Agent acting in its capacity as fondé de pouvoir, the Lenders and each Issuing Bank, and none of the Borrowers nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions.

(e)                                  Notwithstanding any provision in this Agreement to the contrary, if (i) an administrator (other than an administrator appointed by the Collateral Agent) has been appointed under the Australian Corporations Act to an Australian Loan Party and the Collateral Agent receives notice of that appointment from any Lender or any Loan Party or under the Australian Corporations Act; and (ii) the Collateral Agent is entitled under section 441A of the Australian Corporations Act and the Loan Documents to enforce a Security Document over that Loan Party’s property within the decision period provided for under that section, then the Collateral Agent shall promptly notify the Secured Parties and seek instructions from the Required Lenders as to whether or not it should enforce that Security Document within that decision period; and unless it receives instructions from the Required Lenders not to enforce by a time which it considers to be the latest time by which instructions should be received in order for it to be able to arrange the enforcement of the Security Document within that period, then the Collateral Agent may enforce that Security Document in accordance with the Loan Documents but need not do so (and is not liable to the Secured Parties if it does not do so).

Section 8.02                             Parallel Debt.

(a)                                 For the purpose of ensuring the validity and enforceability of any right of pledge governed by Netherlands law, each Loan Party hereby irrevocably and unconditionally undertakes to pay to the Collateral Agent an amount equal to the aggregate amount due by it in respect of the Corresponding Obligations as they may exist from time to time. The payment undertaking of each Loan Party under this Section 8.02(a) is to be referred to as its “Parallel Debt.”

(b)                                 The Parallel Debt will be payable in the currency or currencies of the Corresponding Obligations and will become due and payable (opeisbaar) as and when and to the extent one or more of the Corresponding Obligations become due and payable. An Event of Default in respect of the Corresponding Obligations shall constitute a default (verzuim) within the meaning of section 3:248 NCC with respect to the Parallel Debt without any notice being required.

(c)                                  Each Party hereto hereby acknowledges that:

(i)                                     the Parallel Debt constitutes an undertaking, obligation and liability to the Collateral Agent which is separate and independent from, and without prejudice to, the Corresponding Obligations; and

(ii)                                  the Parallel Debt represents the Collateral Agent’s own separate and independent claim to receive payment of the Parallel Debt from each Loan Party,

it being understood, in each case, that pursuant to this Section 8.02(c) the amount which may become payable by a Loan Party as the Parallel Debt shall never exceed the total of the amounts which are payable under or in connection with the Corresponding Obligations.

(d)                                 The Collateral Agent, not only in its own name and on behalf of itself but also as agent on behalf of each Secured Party, hereby confirms and accepts that to the extent the Collateral Agent irrevocably receives any amount in payment of the Parallel Debt, the Collateral Agent shall distribute that amount among the Collateral Agent and the Secured Parties that are creditors of the Corresponding Obligations in accordance with the relevant provision of the Loan Documents. The Collateral Agent hereby agrees and confirms that upon irrevocable receipt by the Collateral Agent of any amount in payment of the Parallel Debt (a “Received Amount”), the Corresponding Obligations towards the Collateral Agent and the Secured Parties shall be reduced, if necessary pro rata in respect of Collateral Agent and each Secured Party individually, by amounts totaling an amount (a “Deductible Amount”) equal to the Received Amount in the manner as if the Deductible Amount were received by the Collateral Agent and the Secured Parties as a payment of the Corresponding Obligations on the date of receipt by the Collateral Agent of the Received Amount.

(e)                                  For the purpose of this Section 8.02, other than the second sentence of paragraph (d) of this Section 8.02, the Collateral Agent acts in its own name and on behalf of itself and not as agent, representative or trustee of any other Secured Party.

(f)                                   Nothing in this Section 8.02 shall in any way increase the total amount payable by any Loan Party to the Collateral Agent, the Administrative Agent, the Lenders and any other Secured Party under this Agreement and other Transaction Documents (excluding any obligation under this Section 8.02).

Section 8.03                             Delegation of Duties.  The Administrative Agent and the Collateral Agent may execute any of their respective duties under this Agreement and the other Loan Documents (including for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof)) by or through agents, subagents (including a subagent which is a non-U.S. Affiliate), employees or attorneys-in-fact and shall be entitled to advice of counsel and other consultants or experts concerning all matters pertaining to such duties.  No Agent shall be responsible for the negligence or misconduct of any agents, employees or attorneys-in-fact selected by it with reasonable care.  Each Agent may also from time to time, when it deems it to be necessary or desirable, appoint one or more trustees, co-trustees, collateral co-agents, collateral subagents (including a subagent which is a non-U.S. Affiliate) or attorneys-in-fact (each, a “Subagent”) with respect to all or any part of the Collateral; provided that no such Subagent shall be authorized to take any action with respect to any Collateral unless and except to the extent expressly authorized in writing by the Administrative Agent or the Collateral Agent, as applicable.  Should any instrument in writing from a Borrowers or any other Loan Party be required by any Subagent so appointed by an Agent to more fully or certainly vest in and confirm to such Subagent such rights, powers, privileges and duties, such Borrowers shall, or shall cause such Loan Party to, execute, acknowledge and deliver any and all such instruments promptly upon request by such Agent.  If any Subagent, or successor thereto, shall become incapable of acting, resign or be removed, all rights, powers, privileges and duties of such Subagent, to the extent permitted by law, shall automatically vest in and be exercised by the Administrative Agent or the Collateral Agent until the appointment of a new Subagent.  No Agent shall be responsible for the negligence or misconduct of any agent, employees, attorney-in-fact or Subagent that it selects with reasonable care.  The Administrative Agent, the Collateral Agent and any such subagent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties.  The exculpatory provisions of this Article VIII shall apply to any such subagent and to the Related Parties of the Administrative Agent, the Collateral Agent and any such subagent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent and Collateral Agent.

Section 8.04                             Exculpatory Provisions.  None of the Agents, or their respective Affiliates or any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates shall be (a) liable for any action lawfully taken or omitted to be taken by it or such person under or in connection with this Agreement or any other Loan Document (except to the extent that any of the foregoing are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from its or such person’s own gross negligence or willful misconduct) or (b) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by any Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document or for any failure of any Loan Party a party thereto to perform its obligations hereunder or thereunder.  No Agent shall be under any obligation to any Lender to ascertain or to inquire as to the observance or performance of any of the agreements contained in, or conditions of, this Agreement or any other Loan Document, or to inspect the properties, books or records of any Loan Party.  No Agent shall have any duties or obligations except those expressly set forth herein and in the other Loan Documents.  Without limiting the generality of the foregoing, (a) no Agent shall be subject to any fiduciary or other implied duties, regardless of whether a Default or Event of Default has occurred and is continuing, and (b) no Agent shall, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, or be liable for the failure to disclose, any information relating to the Borrowers or any of their respective Affiliates that is communicated to or obtained by such Agent or any of its Affiliates in any capacity.  The Agents shall be deemed not to have knowledge of any Default or Event of Default unless and until written notice describing such Default or Event of Default is given to the Administrative Agent by a Borrower, a Lender or an Issuing Bank.  No Agent shall be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Security Documents, (v) the value or the sufficiency of any Collateral, or (vi) the satisfaction of any condition set forth in Article IV or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative

Agent or the Collateral Agent, as applicable.  No Cash Management Bank or Hedge Bank that obtains the benefits of Section 7.02, any Guarantee or any Collateral by virtue of the provisions hereof or of any Guarantee or any Security Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents.  Without limiting the generality of the foregoing, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.

Section 8.05                             Reliance by Agents.  Each Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) or conversation believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper person.  Each Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper person, and shall not incur any liability for relying thereon.  In determining compliance with any condition hereunder to any Credit Event, that by its terms must be fulfilled to the satisfaction of a Lender or any Issuing Bank, each Agent may presume that such condition is satisfactory to such Lender or Issuing Bank unless such Agent shall have received notice to the contrary from such Lender or Issuing Bank prior to such Credit Event.  Each Agent may consult with legal counsel (including counsel to Holdings, U.S. Holdings or the Borrowers), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.  Each Agent may deem and treat the Lender specified in the Register with respect to any amount owing hereunder as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with such Agent.  Each Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or, if so specified by this Agreement, all or other Lenders) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action.  Each Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or, if so specified by this Agreement, all or other Lenders), and such request and any action taken or failure to act pursuant thereto shall be binding upon all the Lenders and all future holders of the Loans.

Section 8.06                             Notice of Default.  Neither Agent shall be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless such Agent has received written notice from a Lender, Holdings, U.S. Holdings or the Borrowers referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default.”  In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders.  The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all or other Lenders); provided that, unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action, or refrain from taking such action, with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders.

Section 8.07                             Non-Reliance on Agents and Other Lenders.  Each Lender and Issuing Bank expressly acknowledges that neither the Agents nor any of their respective officers, directors, employees, agents, attorneys-in-fact or affiliates have made any representations or warranties to it and that no act by any Agent hereafter taken, including any review of the affairs of a Loan Party or any affiliate of a Loan Party, shall be deemed to constitute any representation or warranty by any Agent to any Lender or Issuing Bank.  Each Lender and Issuing Bank represents to the Agents that it has, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it has deemed appropriate, made its own appraisal of, and investigation into the business, operations, property, financial and other condition and creditworthiness of, the Loan Parties and their affiliates and made its own decision to make its Loans hereunder and enter into this Agreement.  Each Lender and each Issuing Bank also represents that it will, independently and without reliance upon any Agent or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit analysis, appraisals and decisions in taking or not taking action under this Agreement and the other Loan Documents, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Loan Parties and their affiliates.  Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Agents shall not have any duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Loan Party or any affiliate of a Loan Party that may come into the possession of the Agents or any of their officers, directors, employees, agents, attorneys-in-fact or affiliates.

Section 8.08                             Indemnification.  The Lenders agree to indemnify each Agent and the Revolving Facility Lenders agree to indemnify each Issuing Bank, in its capacity as such (to the extent not reimbursed by Holdings, U.S. Holdings or the Borrowers and without limiting the obligation of Holdings, U.S. Holdings or the Borrowers to do so), in the amount of its pro rata share (based on its aggregate Revolving Facility Credit Exposure and, in the case of the indemnification of each Agent, outstanding Term Loans and unused Commitments hereunder; provided, that the aggregate principal amount of L/C Disbursements owing to any Issuing Bank shall be considered to be owed to the Revolving Facility Lenders ratably in accordance with their respective Revolving Facility Credit Exposure) (determined at the time such indemnity is sought), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against such Agent or such Issuing Bank in any way relating to or arising out of the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by such Agent, Issuing Bank under or in connection with any of the foregoing; provided, that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from such Agent’s or such Issuing Bank’s gross negligence or willful misconduct.  The failure of any Lender to reimburse any Agent or Issuing Bank, as the case may be, promptly upon demand for its ratable share of any amount required to be paid by the Lenders to such Agent or Issuing Bank, as the case may be, as provided herein shall not relieve any other Lender of its obligation hereunder to reimburse such Agent or Issuing Bank, as the case may be, for its ratable share of such amount, but no Lender shall be responsible for the failure of any other Lender to reimburse such Agent or Issuing Bank, as the case may be, for such other Lender’s ratable share of such amount.  The agreements in this Section 8.08 shall survive the payment of the Loans and all other amounts payable hereunder.

Section 8.09                             Agent in Its Individual Capacity.  Each Agent and its affiliates may make loans to, accept deposits from, and generally engage in any kind of business with any Loan Party as though such Agent were not an Agent.  With respect to its Loans made or renewed by it and with respect to any Letter of Credit issued, or Letter of Credit participated in, by it, each Agent shall have the same rights and powers under this Agreement and the other Loan Documents as any Lender and may exercise the same as though it were not an Agent, and the terms “Lender” and “Lenders” shall include each Agent in its individual capacity.

Section 8.10                             Successor Agents.  Each Agent may resign as Administrative Agent and Collateral Agent upon 10 days’ notice to the Lenders and the Dutch Borrower.  If the Administrative Agent shall resign as Administrative Agent and Collateral Agent under this Agreement and the other Loan Documents, then the Dutch Borrower shall have the right, subject to the reasonable consent of the Required Lenders (so long as no Event of Default under Section 7.01(b), (c), (h) or (i) shall have occurred and be continuing, in which case the Required Lenders shall have the right), to appoint a successor which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States, whereupon such successor agent shall succeed to the rights, powers and duties of the Administrative Agent and Collateral Agent, and the term “Agent” shall mean such successor agent effective upon such appointment and approval, and the former Agent’s rights, powers and duties as Agent shall be terminated, without any other or further act or deed on the part of such former Agent or any of the parties to this Agreement or any holders of the Loans.  If no successor agent has accepted appointment as Agent by the date that is 10 days following a retiring Agent’s notice of resignation, the retiring Agent’s resignation shall nevertheless thereupon become effective (except in the case of the Collateral Agent holding collateral security on behalf of such Secured Parties, the retiring Collateral Agent shall continue to hold such collateral security as nominee until such time as a successor Collateral Agent is appointed), and the Lenders shall assume and perform all of the duties of the Agent and Agent hereunder until such time, if any, as the Dutch Borrower (or the Required Lenders) appoints a successor agent as provided for above.  After any retiring Agent’s resignation as Agent, the provisions of this Section 8.10 shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Agent under this Agreement and the other Loan Documents.  The parties hereto acknowledge and agree that any resignation by the Collateral Agent is not effective with respect to its rights and obligations under the Parallel Debt until such rights and obligations have been assumed by the successor Collateral Agent.

Any resignation by Deutsche Bank as Administrative Agent pursuant to this Section shall, unless Deutsche Bank gives notice to the Dutch Borrower otherwise, also constitute its resignation as Issuing Bank and, and such resignations as and Issuing Bank shall become effective simultaneously with the discharge of the Administrative Agent from its duties and obligations as set forth in the immediately preceding paragraph (except as to already outstanding Letters of Credit and L/C Obligations, as to which the Issuing Bank shall continue in such capacities until the L/C Obligations relating thereto shall be reduced to zero, or until the successor Administrative Agent shall succeed to the roles of Issuing Bank in accordance with the next sentence and perform the actions required by the next sentence).  Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, unless Deutsche Bank and such successor gives notice to the Dutch Borrower otherwise, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Bank and (ii) the successor Issuing Bank shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Bank to effectively assume the obligations of the retiring Issuing Bank with respect to such Letters of Credit.  At the time any such resignation of the Issuing Bank shall become effective, the Borrowers shall pay all unpaid fees accrued for the account of the retiring Issuing Bank pursuant to Section 2.12(b).

Section 8.11                             Arrangers.  Notwithstanding any other provision of this Agreement or any provision of any other Loan Document, each of the persons named on the cover page hereof as Joint Bookrunner or Joint Lead Arranger is named as such for recognition purposes only, and in its capacity as such shall have no rights, duties, responsibilities or liabilities with respect to this Agreement or any other Loan Document, except that each such person and its Affiliates shall be entitled to the rights expressly stated to be applicable to them in Sections 9.05 and 9.17 (subject to the applicable obligations and limitations as set forth therein).

Section 8.12                             Security Documents and Collateral Agent .  The Lenders and the other Secured Parties authorize the Collateral Agent to release any Collateral or Guarantors in accordance with Section 9.18 or if approved, authorized or ratified in accordance with Section 9.08.

The Lenders and the other Secured Parties hereby irrevocably authorize and instruct the Collateral Agent to, without any further consent of any Lender or any other Secured Party, enter into (or acknowledge and consent to) or amend, renew, extend, supplement, restate, replace, waive or otherwise modify (i) any First Lien/First Lien Intercreditor Agreement, any First Lien/Second Lien Intercreditor Agreement, any other Permitted Junior Intercreditor Agreement, any other Permitted Pari Passu Intercreditor Agreement or any other intercreditor agreement with the collateral agent or other representatives of the holders of Indebtedness that is to be secured by a Lien on the Collateral that is not prohibited (including with respect to priority) under this Agreement and to subject the Liens on the Collateral securing the Obligations to the provisions thereof (any of the foregoing, an “Intercreditor Agreement”) and (ii) in the Collateral Agent’s sole discretion, any Security Document in connection with the incurrence of Indebtedness that is to be secured by a Lien on the Collateral that is not prohibited (including with respect to priority) under this Agreement.  The Lenders and the other Secured Parties irrevocably agree that (x) the Collateral Agent may rely exclusively on a certificate of a Responsible Officer of the Dutch Borrower as to whether any such other Liens are not prohibited and (y) any Intercreditor Agreement entered into by the Collateral Agent shall be binding on the Secured Parties, and each Lender and the other Secured Parties hereby agrees that it will take no actions contrary to the provisions of, if entered into and if applicable, any Intercreditor Agreement.  The foregoing provisions are intended as an inducement to any provider of any Indebtedness not prohibited by Section 6.01 hereof to extend credit to the Loan Parties and such persons are intended third-party beneficiaries of such provisions.  Furthermore, the Lenders and the other Secured Parties hereby authorize the Administrative Agent and the Collateral Agent to release any Lien on any property granted to or held by the Administrative Agent or the Collateral Agent under any Loan Document (i) to the holder of any Lien on such property that is permitted by clauses (c), (i), (j) or (mm) of Section 6.02 or Section 6.02(a) (if the Liens thereunder are of a type that is contemplated by any of the foregoing clauses) in each case to the extent the contract or agreement pursuant to which such Lien is granted prohibits any other Liens on such property or (ii) that is or becomes Excluded Property; and the Administrative Agent and the Collateral Agent shall do so upon request of the Dutch Borrower; provided, that prior to any such request, the Dutch Borrower shall have in each case delivered to the Administrative Agent a certificate of a Responsible Officer of the Dutch Borrower certifying (x) that such Lien is permitted under this Agreement, (y) in the case of a request pursuant to clause (i) of this sentence, that the contract or agreement pursuant to which such Lien is granted prohibits any other Lien on such property and

(z) in the case of a request pursuant to clause (ii) of this sentence, that (A) such property is or has become Excluded Property and (B) if such property has become Excluded Property as a result of a contractual restriction, such restriction does not violate Section 6.09(c).

Section 8.13                             Right to Realize on Collateral and Enforce Guarantees.  In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to any Loan Party, (i) the Administrative Agent (irrespective of whether the principal of any Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrowers) shall be entitled and empowered, by intervention in such proceeding or otherwise (A) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of any or all of the Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent and any Subagents allowed in such judicial proceeding, and (B) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same, and (ii) any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and Issuing Bank to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Banks, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under the Loan Documents.  Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or Issuing Bank any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or Issuing Bank or to authorize the Administrative Agent to vote in respect of the claim of any Lender or Issuing Bank in any such proceeding.

Anything contained in any of the Loan Documents to the contrary notwithstanding, the Borrower, the Administrative Agent, the Collateral Agent and each Secured Party hereby agree that (a) no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce the Guarantee, it being understood and agreed that all powers, rights and remedies hereunder may be exercised solely by the Administrative Agent, on behalf of the Secured Parties in accordance with the terms hereof and all powers, rights and remedies under the Security Documents may be exercised solely by the Collateral Agent, and (b) in the event of a foreclosure by the Collateral Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Collateral Agent or any Lender may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition and the Collateral Agent, as agent for and representative of the Secured Parties (but not any Lender or Lenders in its or their respective individual capacities unless the Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any collateral payable by the Collateral Agent at such sale or other Disposition.

Section 8.14                             Withholding Tax.  To the extent required by any applicable Requirement of Law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax.  If the IRS or any authority of the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason (including because the appropriate form was not delivered, was not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstances that rendered the exemption from, or reduction of, withholding Tax ineffective), such Lender shall indemnify the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by any applicable Loan Party and without limiting the obligation of any applicable Loan Party to do so) fully for all amounts paid, directly or indirectly, by the Administrative Agent as Tax or otherwise, including penalties, fines, additions to Tax and interest, together with all expenses incurred, including legal expenses, allocated staff costs and any out of pocket expenses.  Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document against any amount due to the Administrative Agent under this Section 8.14.  The agreements in this Section 8.14 shall survive the resignation of the Agent, any assignment of rights by a Lender or the termination of the Commitments and the repayment, satisfaction or discharge of all Obligations.  For the avoidance of doubt, for purposes of this Section 8.14, the term “Lender” shall include any Issuing Bank.

Section 8.15                             Certain ERISA Matters.

(a)                                 Each Lender (x) represents and warrants, as of the date such person became a Lender party hereto, to, and (y) covenants, from the date such person became a Lender party hereto to the date such person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that at least one of the following is and will be true:

(i)                                     such Lender is not using “plan assets” of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments,

(ii)                                  the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii)                               (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv)                              such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b)                                 In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has not provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such person became a Lender party hereto, to, and (y) covenants, from the date such person became a Lender party hereto to the date such person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Loan Party, that:

(i)                                     none of the Administrative Agent, the Arrangers or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto),

(ii)                                  the person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is independent (within the meaning of 29 CFR § 2510.3-21) and is a bank, an insurance carrier, an investment adviser, a broker-dealer or other person that has under management or control, total assets of at least $50,000,000, in each case as described in 29 CFR § 2510.3-21(c)(1)(i)(A)-(E),

(iii)                               the person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations),

(iv)                              the person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loans, the Letters of Credit, the Commitments and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder, and

(v)                                 no fee or other compensation is being paid directly to the Administrative Agent, the Arrangers or any of their respective Affiliates for investment advice (as opposed to other services) in connection with the Loans, the Letters of Credit, the Commitments or this Agreement.

(c)                                  Each of the Administrative Agent and the Arrangers hereby informs the Lenders that each such person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such person has a financial interest in the transactions contemplated hereby in that such person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Letters of Credit, the Commitments and this Agreement, (ii) may recognize a gain if it extended the Loans, the Letters of Credit or the Commitments for an amount less than the amount being paid for an interest in the Loans, the Letters of Credit or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

Section 8.16                             Payments Set Aside.  To the extent that any payment by or on behalf of the Borrowers is made to the Administrative Agent, an Issuing Bank or any Lender, or the Administrative Agent, such Issuing Bank or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent, such Issuing Bank or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under any Debtor Relief Law or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender and each Issuing Bank severally agree to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the applicable Overnight Rate from time to time in effect.  The obligations of the Lenders and each Issuing Bank under clause (b) of the preceding sentence shall survive the payment in full of the Obligations and the termination of this Agreement.

ARTICLE IX

Miscellaneous

Section 9.01                             Notices; Communications.  (a)  Except in the case of notices and other communications expressly permitted to be given by telephone (and except as provided in Section 9.01(b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by facsimile or other electronic means as follows, and all notices and other communications expressly permitted hereunder to be given by telephone shall be made to the applicable telephone number, as follows:

(i)                                     if to any Loan Party, the Administrative Agent or the Issuing Banks as of the Closing Date to the address, electronic mail address, facsimile number, or telephone number specified for such person on Schedule 9.01; and

(ii)                                  if to any other Lender or any other Issuing Bank, to the address, facsimile number, electronic mail address or telephone number specified in its Administrative Questionnaire.

(b)                                 Notices and other communications to the Lenders and the Issuing Banks hereunder may be delivered or furnished by electronic communication (including e mail and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent.  The Administrative Agent or the Dutch Borrower may, in their discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by them, provided that approval of such procedures may be limited to particular notices or communications.

(c)                                  Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received.  Notices delivered through electronic communications to the extent provided in Section 9.01(b) above shall be effective as provided in such Section 9.01(b).

(d)                                 Any party hereto may change its address for notices and other communications hereunder by notice to the other parties hereto. In addition, each Lender agrees to notify the Administrative Agent from time to time to ensure that the Administrative Agent has on record (i) an effective address, contact name, telephone number, facsimile number and electronic mail address to which notices and other communications may be sent and (ii) accurate wire instructions for such Lender.

(e)                                  Documents required to be delivered pursuant to Section 5.04 may be delivered electronically (including as set forth in Section 9.17) and if so delivered, shall be deemed to have been delivered on the date (i) on which Holdings or a Borrowers (or any Parent Entity) posts such documents, or provides a link thereto on the website of Holdings or the Borrowers (or any Parent Entity) on the Internet at the website address listed on Schedule 9.01, or (ii) on which such documents are posted on Holdings’, any Parent Entity’s or the Borrowers’ behalf on an Internet or intranet website, if any, to which each Lender entitled to access thereto and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided, that the Dutch Borrower shall notify the Administrative Agent (by electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents.  Except for such certificates required by Section 5.04(c), the Administrative Agent shall have no obligation to request the delivery or to maintain copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by Holdings, any Parent Entity or the Borrowers with any such request for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

Section 9.02                             Survival of Agreement.  All covenants, agreements, representations and warranties made by the Loan Parties herein, in the other Loan Documents and in the certificates or other instruments prepared or delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the Lenders and each Issuing Bank and shall survive the making by the Lenders of the Loans and the execution and delivery of the Loan Documents and the issuance of the Letters of Credit, regardless of any investigation made by such persons or on their behalf, and shall continue in full force and effect until the Termination Date.  Without prejudice to the survival of any other agreements contained herein, indemnification and reimbursement obligations contained herein (including pursuant to Sections 2.15, 2.16, 2.17 and 9.05) shall survive the Termination Date.

Section 9.03                             Binding Effect.  This Agreement shall become effective on the Closing Date, and thereafter shall be binding upon and inure to the benefit of Holdings, U.S. Holdings, the Borrowers, the Administrative Agent, the Collateral Agent, each Issuing Bank and each Lender and their respective permitted successors and assigns.

Section 9.04                             Successors and Assigns.  (a)  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Bank that issues any Letter of

Credit), except that (i) except as permitted by Section 6.05, the Borrowers may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrowers without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 9.04.  Nothing in this Agreement, expressed or implied, shall be construed to confer upon any person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of an Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in clause (c) of this Section 9.04), and, to the extent expressly contemplated hereby, the Related Parties of each of the Agents, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement or the other Loan Documents.

(b)                                 (i)  Subject to the conditions set forth in subclause (ii) below, any Lender may assign to one or more assignees (each, an “Assignee”) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of:

(A)                               the Dutch Borrower, which consent, with respect to the assignment of a Term Loan, will be deemed to have been given if the Dutch Borrower has not responded within ten (10) Business Days after the delivery of any request for such consent; provided, that no consent of the Borrowers shall be required for an assignment of a Term Loan to a Lender, an Affiliate of a Lender, an Approved Fund, or in the case of assignments during the primary syndication of the Commitments and Loans to persons identified to and agreed by the Dutch Borrower in writing prior to the Closing Date, or for an assignment of a Revolving Facility Commitment or Revolving Facility Loan to a Revolving Facility Lender, an Affiliate of a Revolving Facility Lender or Approved Fund with respect to a Revolving Facility Lender, or, in each case, if an Event of Default under Section 7.01(b), (c), (h) or (i) has occurred and is continuing, any other person; and

(B)                               the Administrative Agent; provided, that no consent of the Administrative Agent shall be required for an assignment of all or any portion of a Term Loan to a Lender, an Affiliate of a Lender, an Approved Fund, a Borrower or an Affiliate of a Borrower made in accordance with Section 9.04(i); and

(C)                               the Issuing Banks; provided, that no consent of the Issuing Banks shall be required for an assignment of all or any portion of a Term Loan.

(ii)                                  Assignments shall be subject to the following additional conditions:

(A)                               except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitments or Loans under any Facility, the amount of the Commitments or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than (x) $1,000,000 (or the Dollar Equivalent, as applicable) or an integral multiple of $1,000,000 (or the Dollar Equivalent, as applicable) in excess thereof in the case of Term Loans and (y) $5,000,000 (or the Dollar Equivalent, as applicable) or an integral multiple of

$1,000,000 (or the Dollar Equivalent, as applicable) in excess thereof in the case of Revolving Facility Loans or Revolving Facility Commitments, unless each of the Borrower and the Administrative Agent otherwise consent; provided, that (1) no such consent of the Dutch Borrower shall be required if an Event of Default under Section 7.01(b), (c), (h) or (i) has occurred and is continuing and (2) such amounts shall be aggregated in respect of each Lender and its Affiliates or Approved Funds (with simultaneous assignments to or by two or more Related Funds shall be treated as one assignment), if any;

(B)                               the parties to each assignment shall (1) execute and deliver to the Administrative Agent an Assignment and Acceptance via an electronic settlement system acceptable to the Administrative Agent or (2) if previously agreed with the Administrative Agent, manually execute and deliver to the Administrative Agent an Assignment and Acceptance, in each case together with a processing and recordation fee of $3,500 (which fee may be waived or reduced in the reasonable discretion of the Administrative Agent);

(C)                               the Assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire and any tax forms required to be delivered pursuant to Section 2.17;

(D)                               the Assignee shall not be a Borrower or any of the Borrowers’ Affiliates or Subsidiaries except in accordance with Section 9.04(i); and

(E)                                notwithstanding the foregoing, assignment or transfer to or assumption by any person of Commitments or Loans with respect to the Dutch Borrower pursuant to this Section 9.04 shall only be permitted if the person to whom such Loans or L/C Obligations are transferred is a Non-Public Lender.

For the purposes of this Section 9.04, “Approved Fund” shall mean any person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.  Notwithstanding the foregoing or anything to the contrary herein, no Lender shall be permitted to assign or transfer any portion of its rights and obligations under this Agreement to (A) any Ineligible Institution, (B) any Defaulting Lender or any of its Subsidiaries, or any person who, upon becoming a Lender hereunder, would constitute any of the foregoing persons described in this clause (B), or (C) a natural person.  Notwithstanding the foregoing, each Loan Party and the Lenders acknowledge and agree that the Administrative Agent shall not have any responsibility or obligation to determine whether any Lender or potential Lender is an Ineligible Institution and the Administrative Agent shall have no liability with respect to any assignment made to an Ineligible Institution.  Any assigning Lender shall, in connection with any potential assignment, provide to the Dutch Borrower a copy of its request (including the name of the prospective assignee) concurrently with its delivery of the same request to the Administrative Agent irrespective of whether or not an Event of Default under Section 7.01(b), (c), (h) or (i) has occurred and is continuing.

(iii)                               Subject to acceptance and recording thereof pursuant to subclause (v) below, from and after the effective date specified in each Assignment and Acceptance the Assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.15, 2.16, 2.17 and 9.05 (subject to the limitations and requirements of those Sections)).  Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (d) of this Section 9.04 (except to the extent such participation is not permitted by such clause (d) of this Section 9.04, in which case such assignment or transfer shall be null and void).

(iv)                              The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal and interest amounts of the Loans and Revolving L/C Exposure owing to, each Lender pursuant to the terms hereof from time to time (the “Register”).  The entries in the Register shall be conclusive absent manifest error, and the Borrowers, the Administrative Agent, the Issuing Banks and the Lenders shall treat each person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary.  The Register shall be available for inspection by the Borrowers, the Issuing Banks and any Lender, at any reasonable time and from time to time upon reasonable prior notice; provided, that no Lender shall, in such capacity, have access to, or be otherwise permitted to review any information in the Register other than information with respect to such Lender.

(v)                                 Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an Assignee, the Assignee’s completed Administrative Questionnaire (unless the Assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (b) of this Section 9.04, if applicable, and any written consent to such assignment required by clause (b) of this Section 9.04 and any applicable tax forms, the Administrative Agent shall accept such Assignment and Acceptance and promptly record the information contained therein in the Register.  No assignment, whether or not evidenced by a promissory note, shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this subclause (v).

(c)                                  [Reserved].

(d)                                 (i)  Any Lender may, without the consent of the Borrowers or the Administrative Agent, sell participations in Loans and Commitments to one or more banks or other entities other than (I) any Ineligible Institution (to the extent that the list of Ineligible Institutions has been made available to all Lenders; provided, that regardless of whether the list of Ineligible Institutions has been made available to all Lenders, no Lender may sell participations in Loans or Commitments to an Ineligible Institution without the consent of the Dutch Borrower if the list of Ineligible Institutions has been made available to such Lender) or (II) any Defaulting Lender or any of its Subsidiaries, or any person who, upon becoming a Lender hereunder, would constitute any of the foregoing persons described in this clause (II) (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided, that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrowers, the Administrative Agent, the Issuing Banks and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement.  Any agreement pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and the other Loan Documents and to approve any amendment, modification or waiver of any provision of this Agreement and the other Loan Documents; provided, that (x) such agreement may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver that both (1) requires the consent of each Lender directly affected thereby pursuant to clauses (i), (ii), (iii) or (vi) of the first proviso to Section 9.08(b) and (2) directly adversely affects such Participant (but, for the avoidance of doubt, not any waiver of any Default or Event of Default) and (y) no other agreement with respect to amendment, modification or waiver may exist between such Lender and such Participant.  Subject to clause (d)(iii) of this Section 9.04, the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.15, 2.16 and 2.17 (subject to the limitations and requirements of those Sections including Section 2.17(d) and Section 2.19) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to clause (b) of this Section 9.04 (it being agreed that any documentation required to be provided pursuant to Section 2.17(d) shall be provided solely to the participating Lender).  To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.06 as though it were a Lender; provided, that such Participant shall be subject to Section 2.18(c) as though it were a Lender.  Notwithstanding the foregoing, each Loan Party and the Lenders acknowledge and agree that the Administrative Agent shall not have any responsibility or obligation to determine whether any Participant or potential Participant is an Ineligible Institution and the Administrative Agent shall have no liability with respect to any participation made to an Ineligible Institution.

(ii)                                  Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts and interest amounts of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”).  The entries in the Participant Register shall be conclusive absent manifest error, and each party hereto shall treat each person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary.  Without limitation of the requirements of this Section 9.04(d), no Lender shall have any obligation to disclose all or any portion of a Participant Register to any person (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans or other Loan Obligations under any Loan Document), except to the extent that such disclosure is necessary to establish that such Commitment, Loan or other Loan Obligation is in registered form for U.S. federal income tax purposes or is otherwise required by applicable law.  For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(iii)                               A Participant shall not be entitled to receive any greater payment under Section 2.15, 2.16 or 2.17 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, except to the extent that the entitlement to a greater payment results from a Change in Law after the Participant became a Participant.

(e)                                  Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank or other central bank and in the case of any Lender that is an Approved Fund, any pledge or assignment to any holders of obligations owed, or securities issued, by such Lender, including to any trustee for, or any other representative of, such holders, and this Section 9.04 shall not apply to any such pledge or assignment of a security interest; provided, that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or Assignee for such Lender as a party hereto.

(f)                                   The Borrowers, upon receipt of written notice from the relevant Lender, agree to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in clause (e) above.

(g)                                  Notwithstanding the foregoing, any Conduit Lender may assign any or all of the Loans it may have funded hereunder to its designating Lender without the consent of the Borrowers or the Administrative Agent.  Each of the Holdings, U.S. Holdings, the Borrowers, each Lender and the Administrative Agent hereby confirms that it will not institute against a Conduit Lender or join any other person in instituting against a Conduit Lender any bankruptcy, reorganization, arrangement, insolvency or liquidation proceeding under any state bankruptcy or similar law, for one year and one day after the payment in full of the latest maturing commercial paper note issued by such Conduit Lender; provided, however, that each Lender designating any Conduit Lender hereby agrees to indemnify, save and hold harmless each other party hereto and each Loan Party for any loss, cost, damage or expense arising out of its inability to institute such a proceeding against such Conduit Lender during such period of forbearance.

(h)                                 If the Borrowers wish to replace the Loans or Commitments under any Facility with ones having different terms, it shall have the option, with the consent of the Administrative Agent and subject to at least three (3) Business Days’ advance notice to the Lenders under such Facility, instead of prepaying the Loans or reducing or terminating the Commitments to be replaced, to (i) require the Lenders under such Facility to assign such Loans or Commitments to the Administrative Agent or its designees and (ii) amend the terms thereof in accordance with Section 9.08 (with such replacement, if applicable, being deemed to have been made pursuant to Section 9.08(d)).  Pursuant to any such assignment, all Loans and Commitments to be replaced shall be purchased at par (plus any applicable premium) (allocated among the Lenders under such Facility in the same manner as would be required if such Loans were being optionally prepaid or such Commitments were being optionally reduced or terminated by the Borrowers), accompanied by payment of any accrued interest and fees thereon and any amounts owing pursuant to Section 9.05(b).  By receiving such purchase price, the Lenders under such Facility shall automatically be deemed to have assigned the Loans or Commitments under such Facility pursuant to the terms of the form of Assignment and Acceptance attached hereto as Exhibit A, and accordingly no other action by such Lenders shall be required in connection therewith.  The provisions of this clause (h) are intended to facilitate the maintenance of the perfection and priority of existing security interests in the Collateral during any such replacement.

(i)                                     Notwithstanding anything to the contrary in this Agreement, including Section 2.18(c) (which provisions shall not be applicable to clauses (i) or (j) of this Section 9.04), any of Holdings, U.S. Holdings or its Subsidiaries, including the Borrowers, may purchase by way of assignment and become an Assignee with respect to Term Loans at any time and from time to time from Lenders in accordance with Section 9.04(b) hereof (each, a “Permitted Loan Purchase”); provided, that, in respect of any Permitted Loan Purchase, (A)  no Permitted Loan

Purchase shall be made from the proceeds of any extensions of credit under the Revolving Facility, (B) upon consummation of any such Permitted Loan Purchase, the Loans purchased pursuant thereto shall be deemed to be automatically and immediately cancelled and extinguished in accordance with Section 9.04(j), (C) in connection with any such Permitted Loan Purchase, any of Holdings, U.S. Holdings or its Subsidiaries, including the Borrowers and such Lender that is the assignor (an “Assignor”) shall execute and deliver to the Administrative Agent a Permitted Loan Purchase Assignment and Acceptance (and for the avoidance of doubt, (x) shall make the representations and warranties set forth in the Permitted Loan Purchase Assignment and Acceptance and (y) shall not be required to execute and deliver an Assignment and Acceptance pursuant to Section 9.04(b)(ii)(B)) and shall otherwise comply with the conditions to assignments under this Section 9.04 and (D) no Default or Event of Default would exist immediately after giving effect on a Pro Forma Basis to such Permitted Loan Purchase.

(j)                                    Each Permitted Loan Purchase shall, for purposes of this Agreement be deemed to be an automatic and immediate cancellation and extinguishment of such Term Loans and the Dutch Borrower shall, upon consummation of any Permitted Loan Purchase, notify the Administrative Agent that the Register be updated to record such event as if it were a prepayment of such Loans.

(k)                                 In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Dutch Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, each Issuing Bank, any other Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit in accordance with its Revolving Facility Percentage; provided that notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

Section 9.05                             Expenses; Indemnity.  (a)  The Borrowers jointly and severally agree to pay (i) all reasonable and documented out-of-pocket expenses (including Other Taxes) incurred by the Administrative Agent, the Collateral Agent or the Arrangers in connection with the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents, or by the Administrative Agent or the Collateral Agent in connection with the syndication of commitments (including the obtaining and maintaining of CUSIP numbers for the Loans) or the administration of this Agreement and any amendments, modifications or waivers of the provisions hereof or thereof, including (i) in connection with post-closing searches to confirm that security filings and recordations have been properly made and including any costs and expenses of the service provider referred to in Section 8.03, (ii) all reasonable out of pocket expenses incurred by the Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, (iii) expenses incurred in connection with due diligence, (iv) the reasonable fees, charges and disbursements of Cahill Gordon & Reindel LLP, counsel for the Administrative Agent, the

Collateral Agent and the Arrangers, and, if necessary, the reasonable fees, charges and disbursements of one local counsel per jurisdiction, and (v) all reasonable and documented out-of-pocket expenses (including Other Taxes) incurred by the Agents, any Issuing Bank or any Lender in connection with the enforcement of their rights in connection with this Agreement and the other Loan Documents, in connection with the Loans made or the Letters of Credit issued hereunder, including the fees, charges and disbursements of a single counsel for all such persons, taken as a whole, and, if necessary, a single local counsel in each appropriate jurisdiction for all such persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where such person affected by such conflict informs the Borrowers of such conflict and thereafter retains its own counsel with the Dutch Borrower’s prior written consent (not to be unreasonably withheld), of another firm of counsel for such affected person).

(b)                                 The Borrowers jointly and severally agree to indemnify the Administrative Agent, the Collateral Agent, the Arrangers, the Joint Bookrunners, each Issuing Bank, each Lender, each of their respective Affiliates, successors and assigns, and each of their respective directors, officers, employees, agents, trustees, advisors and members (each such person being called an “Indemnitee”) against, and to hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses, including reasonable counsel fees, charges and disbursements (excluding the allocated costs of in house counsel and limited to not more than one counsel for all such Indemnitees, taken as a whole, and, if necessary, a single local counsel in each appropriate jurisdiction for all such Indemnitees, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnitee affected by such conflict informs the Borrowers of such conflict and thereafter retains its own counsel with the Dutch Borrower’s prior written consent (not to be unreasonably withheld), of another firm of counsel for such affected Indemnitee)), incurred by or asserted against any Indemnitee arising out of, in any way connected with, or as a result of (i) the execution or delivery of this Agreement or any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto and thereto of their respective obligations thereunder or the consummation of the Transactions and the other transactions contemplated hereby, (ii) the use of the proceeds of the Loans or the use of any Letter of Credit (including any refusal by any Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any violation of or liability under Environmental Laws by the Borrowers or any Subsidiary, (iv) any actual or alleged presence, Release or threatened Release of or exposure to Hazardous Materials at, under, on, from or to any property owned, leased or operated by the Borrowers or any Subsidiary or (v) any claim, litigation, investigation or proceeding relating to any of the foregoing, whether or not any Indemnitee is a party thereto and regardless of whether such matter is initiated by a third party or by Borrowers or any of the subsidiaries or Affiliates; provided, that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of such Indemnitee or any of its Related Parties, (y) arose from a material breach of such Indemnitee’s or any of its Related Parties’ obligations under any Loan Document (as determined by a court of competent jurisdiction in a final, non-appealable judgment) or (z) arose from any claim, actions, suits, inquiries, litigation, investigation or proceeding that does not involve an act or omission of any Borrower or any of its Affiliates and is brought by an Indemnitee against another Indemnitee (other than any claim, actions, suits, inquiries, litigation, investigation or proceeding against any Agent, Issuing Bank, or Arranger in its capacity as such).  None of the Indemnitees (or any of their respective affiliates) shall be responsible or liable to Parent, Holdings, U.S. Holdings the Borrowers or any of their respective subsidiaries, Affiliates or stockholders or any other person or entity for any special, indirect, consequential or punitive damages, which may be alleged as a result of the Facilities or the Transactions.  The provisions of this Section 9.05 shall remain operative and in full force and effect regardless of the expiration of the term of this Agreement, the consummation of the transactions contemplated hereby, the repayment of any of the Obligations, the invalidity or unenforceability of any term or provision of this Agreement or any other Loan Document, or any investigation made by or on behalf of the Administrative Agent, the Collateral Agent, any Arranger, any Issuing Bank or any Lender.  All amounts due under this Section 9.05 shall be payable within 30 days after written demand therefor accompanied by reasonable documentation with respect to any reimbursement, indemnification or other amount requested.

(c)                                  Except as expressly provided in Section 9.05(a) with respect to Other Taxes, which shall not be duplicative with any amounts paid pursuant to Section 2.17, this Section 9.05 shall not apply to any Taxes (other than Taxes that represent losses, claims, damages, liabilities and related expenses resulting from a non-Tax claim), which shall be governed exclusively by Section 2.17 and, to the extent set forth therein, Section 2.15.

(d)                                 To the fullest extent permitted by applicable law, none of Holdings, U.S. Holdings,  the Borrowers or the Subsidiaries shall assert, and hereby waive, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit or the use of the proceeds thereof.  No Indemnitee shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby.

(e)                                  The agreements in this Section 9.05 shall survive the resignation of the Administrative Agent, the Collateral Agent or any Issuing Bank, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations and the termination of this Agreement.

Section 9.06                             Right of Set-off.  If an Event of Default shall have occurred and be continuing, each Lender and each Issuing Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other Indebtedness at any time owing by such Lender or such Issuing Bank to or for the credit or the account of Holdings, U.S. Holdings, the Borrowers or any Subsidiary against any of and all the obligations of Holdings, U.S. Holdings or the Borrowers or any Subsidiary now or hereafter existing under this Agreement or any other Loan Document held by such Lender or such Issuing Bank, irrespective of whether or not such Lender or such Issuing Bank shall have made any demand under this Agreement or such other Loan Document and although the obligations may be unmatured; provided, that in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.22 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, each Issuing Bank and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff.  Each Lender that exercises such right of set-off shall give prompt notice to the Dutch Borrower; provided that the failure to give such notice shall not affect the validity of such set-off and application. The rights of each Lender and each Issuing Bank under this Section 9.06 are in addition to other rights and remedies (including other rights of set-off) that such Lender or such Issuing Bank may have.

Section 9.07                             Applicable Law.  THIS AGREEMENT (INCLUDING SECTION 9.15 AND ARTICLE X BUT EXCLUDING SECTION 8.01(C)) AND THE OTHER LOAN DOCUMENTS AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT (OTHER THAN AS EXPRESSLY SET FORTH IN OTHER LOAN DOCUMENTS) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY PRINCIPLE OF CONFLICTS OF LAW THAT COULD REQUIRE THE APPLICATION OF ANY OTHER LAW.

Section 9.08                             Waivers; Amendment.  (a)  No failure or delay of the Administrative Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power.  The rights and remedies of the Administrative Agent, each Issuing Bank and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have.  No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by Holdings, U.S. Holdings, the Borrowers or any other Loan Party therefrom shall in any event be effective unless the same shall be permitted by clause (b) below, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given.  No notice or demand on Holdings, U.S. Holdings, the Borrowers or any other Loan Party in any case shall entitle such person to any other or further notice or demand in similar or other circumstances.

(b)                                 Neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except (x) as provided in Section 2.21, (y) in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by Holdings, U.S. Holdings,  the Borrowers, the Administrative Agent and the Required Lenders (or, (A) in respect of any waiver, amendment or modification of Section 6.11 (or any Default or Event of Default in respect thereof) or of Section 4.01 after the Closing Date, the Required Revolving Facility Lenders voting as a single Class, rather than the Required Lenders, or (B) in respect of any waiver, amendment or modification of Section 2.11(b) or (c), the Required Prepayment Lenders, rather than the Required Lenders), and (z) in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by each Loan Party party thereto and the Administrative Agent and consented to by the Required Lenders; provided, however, that no such agreement shall:

(i)                                     decrease or forgive the principal amount of, or extend the final maturity of, or decrease the rate of interest on, any Loan or any L/C Disbursement, or extend the stated expiration of any Letter of Credit beyond the applicable Revolving Facility Maturity Date (except as provided in Section 2.05(c)), without the prior written consent of each Lender directly adversely affected thereby (which, notwithstanding the foregoing, such consent of such Lender directly adversely affected thereby shall be the only consent required hereunder to make such modification); provided, that any amendment to the financial definitions in this Agreement shall not constitute a reduction in the rate of interest for purposes of this clause (i),

(ii)                                  increase or extend the Commitment of any Lender, or decrease the Commitment Fees, L/C Participation Fees or any other Fees of any Lender without the prior written consent of such Lender (which, notwithstanding the foregoing, such consent of such Lender shall be the only consent required hereunder to make such modification); provided, that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default, mandatory prepayments or of a mandatory reduction in the aggregate Commitments shall not constitute an increase or extension of the Commitments of any Lender for purposes of this clause (ii),

(iii)                               extend or waive any Term Loan Installment Date or reduce the amount due on any Term Loan Installment Date or extend any date on which payment of interest on any Loan or any L/C Disbursement or any Fees is due, without the prior written consent of each Lender directly adversely affected thereby (which, notwithstanding the foregoing, such consent of such Lender directly adversely affected thereby shall be the only consent required hereunder to make such modification),

(iv)                              amend the provisions of Section 7.02 with respect to the pro rata application of payments required thereby in a manner that by its terms modifies the application of such payments required thereby to be on a less than pro rata basis, without the prior written consent of each Lender adversely affected thereby (which, notwithstanding the foregoing, such consent of such Lender directly adversely affected thereby shall be the only consent required hereunder to make such modification),

(v)                                 amend or modify the provisions of this Section 9.08 or the definition of the terms “Required Lenders,” “Majority Lenders,” “Required Revolving Facility Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the prior written consent of each Lender adversely affected thereby, in each case except, for the avoidance of doubt, as otherwise provided in Section 9.08(d) and (e) (it being understood that, with the consent of the Required Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of the Required Lenders on substantially the same basis as the Loans and Commitments are included on the Closing Date),

(vi)                              release all or substantially all of the Collateral or all or substantially all of the value of the guarantees by Holdings, U.S. Holdings, the Borrowers or the Subsidiary Loan Parties, unless, in each case to the extent sold or otherwise disposed of in a transaction permitted by this Agreement, without the prior written consent of each Lender other than a Defaulting Lender,

(vii)                           effect any waiver, amendment or modification that by its terms adversely affects the rights in respect of payments or collateral of Lenders participating in any Facility differently from those of Lenders participating in another Facility, without the consent of the Majority Lenders participating in the adversely affected Facility except, for the avoidance of doubt, as otherwise provided in Section 9.08(d) and (e) (it being agreed that the Required Lenders may waive, in whole or in part, any prepayment or Commitment reduction required by Section 2.11 so long as the application of any prepayment or Commitment reduction still required to be made is not changed);

provided, further, that no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or an Issuing Bank hereunder without the prior written consent of the Administrative Agent or such Issuing Bank acting as such at the effective date of such agreement, as applicable.  Each Lender shall be bound by any waiver, amendment or modification authorized by this Section 9.08 and any consent by any Lender pursuant to this Section 9.08 shall bind any Assignee of such Lender.

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have the right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be affected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender disproportionately adversely relative to other affected Lenders shall require the consent of such Defaulting Lender.

(c)                                  Without the consent of any Lender or Issuing Bank, the Loan Parties and the Administrative Agent and/or Collateral Agent may (in their respective sole discretion) enter into any amendment, modification or waiver of any Loan Document, or enter into any new agreement or instrument, to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties, to include holders of Other First Liens in the benefit of the Security Documents in connection with the incurrence of any Other First Lien Debt, or as required by local law to give effect to, or protect any security interest for the benefit of the Secured Parties, in any property or so that the security interests therein comply with applicable law or this Agreement or in each case to otherwise enhance the rights or benefits of any Lender under any Loan Document.

(d)                                 Notwithstanding the foregoing, this Agreement may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent, Holdings, U.S. Holdings and the Borrowers (a)  to permit additional extensions of credit to be outstanding hereunder from time to time and the accrued interest and fees and other obligations in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Term Loans and the Revolving Facility Loans and the accrued interest and fees and other obligations in respect thereof and (b) to include appropriately the holders of such extensions of credit in any determination of the requisite lenders required hereunder, including Required Lenders, Required Prepayment Lenders and the Required Revolving Facility Lenders.

(e)                                  Notwithstanding the foregoing, technical and conforming modifications to the Loan Documents may be made with the consent of Holdings, U.S. Holdings and the Dutch Borrower and the Administrative Agent (but without the consent of any Lender) to the extent necessary (A) to integrate any Incremental Term Loan Commitments or Incremental Revolving Facility Commitments in a manner consistent with Section 2.21, including, with respect to Other Revolving Loans or Other Term Loans, as may be necessary to establish such Incremental Term Loan Commitments or Revolving Facility Commitments as a separate Class or tranche from the existing Commitments or Incremental Revolving Facility Commitments, as applicable, and, in the case of Extended Term Loans, to reduce the amortization schedule of the related existing Class of Term Loans proportionately, (B) to integrate any Other First Lien Debt or (C) to cure any ambiguity, omission, defect or inconsistency.

(f)                                   Each of the parties hereto hereby agrees that the Administrative Agent may take any and all action as may be necessary to ensure that all Term Loans established pursuant to Section 2.21 after the Closing Date that will be included in an existing Class of Term Loans outstanding on such date (an “Applicable Date”), when originally made, are included in each Borrowing of outstanding Term Loans of such Class (the “Existing Class Loans”), on a pro rata basis, and/or to ensure that, immediately after giving effect to such new Term Loans (the “New Class Loans” and, together with the Existing Class Loans, the “Class Loans”), each Lender holding Class Loans will be deemed to hold its Pro Rata Share of each Class Loan on the Applicable Date (but without changing the amount of any such Lender’s Term Loans), and each such Lender shall be deemed to have effectuated such assignments as shall be required to ensure the foregoing.  The “Pro Rata Share” of any Lender on the Applicable Date is the ratio of (1) the sum of such Lender’s Existing Class Loans immediately prior to the Applicable Date plus the amount of New Class Loans made by such Lender on the Applicable Date over (2) the aggregate principal amount of all Class Loans on the Applicable Date.

(g)                                  With respect to the incurrence of any secured or unsecured Indebtedness (including any intercreditor agreement relating thereto), the Dutch Borrower may elect (in its discretion, but shall not be obligated) to deliver to the Administrative Agent a certificate of a Responsible Officer at least three Business Days prior to the incurrence thereof (or such shorter time as the Administrative Agent may agree in its reasonable discretion), together with either drafts of the material documentation relating to such Indebtedness or a description of such Indebtedness (including a description of the Liens intended to secure the same or the subordination provisions thereof, as applicable) in reasonably sufficient detail to be able to make the determinations referred to in this paragraph, which certificate shall either, at the Dutch Borrower’s election, (x) state that the Dutch Borrower has determined in good faith that such Indebtedness satisfies the requirements of the applicable provisions of Sections 6.01 and 6.02 (taking into account any other applicable provisions of this Section 9.08), in which case such certificate shall be conclusive evidence thereof, or (y) request the Administrative Agent to confirm, based on the information set forth in such certificate and any other information reasonably requested by the Administrative Agent, that such Indebtedness satisfies such requirements, in which case the Administrative Agent may determine whether, in its reasonable judgment, such requirements have been satisfied (in which case it shall deliver to the Dutch Borrower a written confirmation of the same), with any such determination of the Administrative Agent to be conclusive evidence thereof, and the Lenders hereby authorize the Administrative Agent to make such determinations.

(h)                                 Notwithstanding the foregoing, this Agreement may be amended, waived or otherwise modified with the written consent of the Required Revolving Facility Lenders, the Administrative Agent, Holdings, U.S. Holdings and the Borrowers with respect to (i) the provisions of Section 4.01, solely as they relate to the Revolving Facility Loans and Letters of Credit and (ii) the provisions of Section 6.11 (or Article VII or any other provision incorporating such Section 6.11 with respect to the effects thereof).

(i)                                     Notwithstanding the foregoing, this Agreement may be amended, with the written consent of each Revolving Facility Lender or the Incremental Term Lender, as applicable, the Administrative Agent, Holdings, U.S. Holdings and the Borrowers to the extent necessary to integrate any Alternate Currency.

(j)                                    Further, notwithstanding anything to the contrary in this Section 9.08, the Dutch Borrower and the Administrative Agent, in its sole discretion (or the Collateral Agent, in its sole discretion, as applicable), shall be permitted to amend, restate or otherwise modify any

Loan Document in order to (i) comply with local law or the advice of local counsel or (ii) to cause any Loan Document (other than this Agreement) to be consistent with this Agreement and the other Loan Documents, and, in each case, such amendment shall become effective without any further action or consent of any other party to any Loan Document.

Section 9.09                             Interest Rate Limitation.  Notwithstanding anything herein to the contrary, if at any time the applicable interest rate, together with all fees and charges that are treated as interest under applicable law (collectively, the “Charges”), as provided for herein or in any other document executed in connection herewith, or otherwise contracted for, charged, received, taken or reserved by any Lender or any Issuing Bank, shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by such Lender in accordance with applicable law, the rate of interest payable hereunder, together with all Charges payable to such Lender or such Issuing Bank, shall be limited to the Maximum Rate; provided, that such excess amount shall be paid to such Lender or such Issuing Bank on subsequent payment dates to the extent not exceeding the legal limitation.

Section 9.10                             Entire Agreement.  This Agreement, the other Loan Documents and the agreements regarding certain Fees referred to herein constitute the entire contract between the parties relative to the subject matter hereof.  Any previous agreement among or representations from the parties or their Affiliates with respect to the subject matter hereof is superseded by this Agreement and the other Loan Documents.  Notwithstanding the foregoing, the Fee Letter shall survive the execution and delivery of this Agreement and remain in full force and effect.  Nothing in this Agreement or in the other Loan Documents, expressed or implied, is intended to confer upon any party other than the parties hereto and thereto any rights, remedies, obligations or liabilities under or by reason of this Agreement or the other Loan Documents.

Section 9.11                             WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

Section 9.12                             Severability.  In the event any one or more of the provisions contained in this Agreement or in any other Loan Document should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.  The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 9.13                             Counterparts; Electronic Execution of Assignments and Certain Other Documents.

(a)                                 This Agreement may be executed in two or more counterparts, each of which shall constitute an original but all of which, when taken together, shall constitute but one contract, and shall become effective as provided in Section 9.03.  Delivery of an executed counterpart to this Agreement by electronic transmission pursuant to procedures approved by the Administrative Agent shall be as effective as delivery of a manually signed original.

(b)                                 The words “execution,” “execute”, “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including without limitation Assignment and Acceptances, amendments, Borrowing Requests, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that notwithstanding anything contained herein to the contrary the Administrative Agent is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it.

Section 9.14                             Headings.  Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

Section 9.15                             Jurisdiction; Consent to Service of Process.  (a)  The Borrowers and each other Loan Party irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Administrative Agent, the Collateral Agent, any Issuing Bank, any Lender, or any Affiliate of the foregoing in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York sitting in New York County, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that all claims in respect of any such action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable law, in such federal court.  Each of the parties hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent, the Collateral Agent, any Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Borrower or any other Loan Party or its properties in the courts of any jurisdiction.

(b)                                 Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the other Loan Documents in any New York State or federal court.  Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(c)                                  By the execution and delivery of this Agreement, each Loan Party agrees that service of process upon such Loan Party and written notice of said service to any Loan Party in accordance with the manner provided for notices in Section 9.01 shall be deemed in every respect effective service of process upon such Loan Party, in any such suit or proceeding. To the extent that any Loan Party has or hereafter may acquire any immunity from jurisdiction of any court of (i) any jurisdiction in which it owns or leases property or assets, or (ii) the United States or the State of New York or any political subdivision thereof or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property and assets or this Agreement or any of the other Loan Documents or actions to enforce judgments in respect of any thereof, such Loan Party hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.  Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

(d)                                 Each of Holdings, U.S. Holdings and each Borrower as of the Closing Date hereby unconditionally appoints Corporation Service Company, with an office on the Closing Date at 1180 Avenue of the Americas, Suite 210, New York, NY 10036-8401 and its successors hereunder (the “Process Agent”), as its agent to receive on behalf of Holdings, U.S. Holdings and such Borrower and their respective property all writs, claims, process and summonses in any action or proceeding brought against it in the State of New York; provided, upon prior written notice to the Administrative Agent, each such Loan Party may unconditionally appoint, in lieu of the foregoing Process Agent, C T Corporation System, with an office on the Closing Date at 111 Eighth Avenue, New York, NY 10011 and its successors hereunder (the “Replacement Process Agent”), as its agent to receive on behalf of Holdings, U.S. Holdings and such Borrower and their respective property all writs, claims, process and summonses in any action or proceeding brought against it in the State of New York. Such service may be made by mailing or delivering a copy of such process to the Holdings, U.S. Holdings or the respective Borrower (as applicable) in care of the Process Agent (or the Replacement Process Agent, as applicable) at the address specified above for the Process Agent (or the Replacement Process Agent, as applicable), and each of Holdings, U.S. Holdings and each Borrower irrevocably authorizes and directs the Process Agent (or the Replacement Process Agent, as applicable) to accept such service on its behalf.  Failure by the Process Agent (or the Replacement Process Agent, as applicable) to give notice to Holdings, U.S. Holdings or a Borrower or failure of the Holdings, U.S. Holdings or any Borrower to receive notice of such service of process shall not impair or affect the validity of such service on the Process Agent (or the Replacement Process Agent, as applicable) or Holdings, U.S. Holdings or a Borrower, or of any judgment based thereon.  Holdings, U.S. Holdings and each Borrower each covenant and agree that it shall take any and all reasonable action, including the execution and filing of any and all documents, that may be necessary to continue the delegation of the Process Agent (or the Replacement Process Agent, as applicable) above in full force and effect, and to cause the Process Agent (or the Replacement Process Agent, as applicable) to act as such.  Nothing herein shall in any way be deemed to limit the ability to serve any such writs, process or summonses in any other manner permitted by applicable law.

Section 9.16                             Confidentiality.  Each of the Lenders, each Issuing Bank and each of the Agents agrees that it shall maintain in confidence any information relating to

Holdings, U.S. Holdings, Parent, any Parent Entity, the Borrowers and any Subsidiary furnished to it by or on behalf of Holdings, U.S. Holdings, Parent, any Parent Entity, the Borrowers or any Subsidiary (other than information that (a) has become generally available to the public other than as a result of a disclosure by such party, (b) has been independently developed by such Lender, such Issuing Bank or such Agent without violating this Section 9.16 or (c) was available to such Lender, such Issuing Bank or such Agent from a third party having, to such person’s knowledge, no obligations of confidentiality to Holdings, U.S. Holdings, Parent, any Parent Entity, the Borrowers or any other Loan Party) and shall not reveal the same other than to its directors, trustees, officers, employees, agents and advisors with a need to know and any numbering, administration or settlement service providers or to any person that approves or administers the Loans on behalf of such Lender (so long as each such person shall have been instructed to keep the same confidential in accordance with this Section 9.16), except:  (A) to the extent necessary to comply with law or any legal process or the requirements of any Governmental Authority, the National Association of Insurance Commissioners or of any securities exchange on which securities of the disclosing party or any Affiliate of the disclosing party are listed or traded, (B) as part of normal reporting or review procedures to, or examinations by, Governmental Authorities or self-regulatory authorities, including the National Association of Insurance Commissioners or the Financial Industry Regulatory Authority, Inc., (C) to its parent companies, Affiliates or auditors (so long as each such person shall have been instructed to keep the same confidential in accordance with this Section 9.16), (D) in order to enforce its rights under any Loan Document in a legal proceeding, (E) to any pledgee under Section 9.04(d) or any other prospective assignee of, or prospective Participant in, any of its rights under this Agreement (so long as such person shall have been instructed to keep the same confidential in accordance with this Section 9.16), (F) to any direct or indirect contractual counterparty in Hedging Agreements or such contractual counterparty’s professional advisor (so long as such contractual counterparty or professional advisor to such contractual counterparty agrees to be bound by the provisions of this Section 9.16) and (G) to any rating agency for the purpose of obtaining a credit rating applicable to any Lender (so long as such disclosure is limited to the material terms of the Facilities and such agency agrees to be bound by the provisions of this Section 9.16 or terms substantially similar to this Section); provided that, in the case of clauses (E) and (F) and solely to the extent that the list of Ineligible Institutions has been made available to all Lenders, no information may be provided to any Ineligible Institution or person who is known to be acting for an Ineligible Institution.  To the extent permitted by section 275 of the Australian PPSA, the parties agree to keep all information of the kind mentioned in section 275(1) and 275(4) of the Australian PPSA confidential and not to disclose that information to any other person, other than to the extent permitted hereunder.

Section 9.17                             Platform; Borrower Materials.  The Borrowers hereby acknowledge that (a)  the Administrative Agent and/or the Arrangers will make available to the Lenders and the Issuing Banks materials and/or information provided by or on behalf of the Borrowers hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”), and (b) certain of the Lenders may be “public-side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to Parent, Holdings, U.S. Holdings, the Borrowers or their securities)) (each, a “Public Lender”).  The Borrowers hereby agree that they will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (i) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof, (ii) by marking Borrower Materials “PUBLIC,” the Borrowers shall be deemed to have authorized the Administrative Agent, the Arrangers, the Issuing Banks and the Lenders to treat such Borrower Materials as solely containing information that is either (A) publicly available information or (B) not material (although it may be sensitive and proprietary) with respect to Parent, Holdings, U.S. Holdings, the Borrowers or their securities for purposes of United States Federal and state securities laws (provided, however, that such Borrower Materials shall be treated as set forth in Section 9.16, to the extent such Borrower Materials constitute information subject to the terms thereof), (iii) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Investor;” and (iv) the Administrative Agent and the Arrangers shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Investor.”

Section 9.18                             Release of Liens and Guarantees.

(a)                                 The Lenders, the Issuing Banks and the other Secured Parties hereby irrevocably agree that the Liens granted to the Collateral Agent by the Loan Parties on any Collateral shall be automatically released: (i) in full upon the occurrence of the Termination Date as set forth in Section 9.18(d) below; (ii) upon the Disposition of such Collateral by any Loan Party to a person that is not (and is not required to become) a Loan Party in a transaction not prohibited by this Agreement (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by any Loan Party upon its reasonable request without further inquiry), provided that, for the avoidance of doubt, with respect to any disposal consisting of an operating lease or license, the underlying property retained by such Loan Party will not be so released, (iii) to the extent that such Collateral comprises property leased to a Loan Party, upon termination or expiration of such lease (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by any Loan Party upon its reasonable request without further inquiry), (iv) if the release of such Lien is approved, authorized or ratified in writing by the Required Lenders (or such other percentage of the Lenders whose consent may be required in accordance with Section 9.08), (v) to the extent that the property constituting such Collateral is owned by any Guarantor, upon the release of such Guarantor from its obligations under the Guarantee in accordance with the Subsidiary Guarantee Agreement or clause (b) below (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by any Loan Party upon its reasonable request without further inquiry), (vi) as provided in Section 8.12 (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by any Loan Party upon its reasonable request without further inquiry), and (vii) as required by the Collateral Agent to effect any Disposition of Collateral in connection with any exercise of remedies of the Collateral Agent pursuant to the Security Documents.  Any such release (other than pursuant to clause (i) above) shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those being released) upon (or obligations (other than those being released) of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any Disposition, all of which shall continue to constitute part of the Collateral except to the extent otherwise released in accordance with the provisions of the Loan Documents.

(b)                                 In addition, the Lenders, the Issuing Banks and the other Secured Parties hereby irrevocably agree that the Guarantors shall be automatically released from the Guarantees upon consummation of any transaction not prohibited hereunder resulting in such Loan Party ceasing to exist or constitute a Loan Party or otherwise becoming an Excluded Subsidiary (and the Collateral Agent may rely conclusively on a certificate to that effect provided to it by any Loan Party upon its reasonable request without further inquiry).

(c)                                  The Lenders, the Issuing Banks and the other Secured Parties hereby authorize the Administrative Agent and the Collateral Agent, as applicable, to execute and deliver any instruments, documents, and agreements necessary or desirable to evidence and confirm the release of any Guarantor or Collateral pursuant to the foregoing provisions of this Section 9.18 and to return to Holdings, U.S. Holdings or the Borrowers all possessory collateral (including share certificates (if any)) held by it in respect of any Collateral so released, all without the further consent or joinder of any Lender or any other Secured Party.  Any representation, warranty or covenant contained in any Loan Document relating to any such Collateral or Guarantor shall no longer be deemed to be made.  In connection with any release hereunder, the Administrative Agent and the Collateral Agent shall promptly (and the Secured Parties hereby authorize the Administrative Agent and the Collateral Agent to) take such action and execute any such documents as may be reasonably requested by the Dutch Borrower and at the Dutch Borrower’s expense in connection with the release of any Liens created by any Loan Document in respect of such Subsidiary, property or asset; provided, that the Administrative Agent shall have received a certificate of a Responsible Officer of the Dutch Borrower containing such certifications as the Administrative Agent shall reasonably request and any such release shall be without recourse to or warranty by the Administrative Agent or Collateral Agent.

(d)                                 Notwithstanding anything to the contrary contained herein or any other Loan Document, on the Termination Date, all Liens granted to the Collateral Agent by the Loan Parties on any Collateral and all obligations of the Borrowers and the other Loan Parties under any Loan Documents (other than such obligations that expressly survive the Termination Date pursuant to the terms hereof) shall, in each case, be automatically released and, upon request of the Dutch Borrower, the Administrative Agent and/or the Collateral Agent, as applicable, shall (without notice to, or vote or consent of, any Secured Party) take such actions as shall be required to evidence the release its security interest in all Collateral (including returning to Parent, Holdings, U.S. Holdings or the Borrowers all possessory collateral (including all share certificates (if any)) held by it in respect of any Collateral), and to evidence the release of all obligations under any Loan Document (other than such obligations that expressly survive the Termination Date pursuant to the terms hereof), whether or not on the date of such release there may be any (i) obligations in respect of any Secured Hedge Agreements or any Secured Cash Management Agreements and (ii) any contingent indemnification obligations or expense reimburse claims not then due; provided, that the Administrative Agent shall have received a certificate of a Responsible Officer of the Dutch Borrower containing such certifications as the Administrative Agent shall reasonably request.  Any such release of obligations shall be deemed subject to the provision that such obligations shall be reinstated if after such release any portion of any payment in respect of the obligations guaranteed thereby shall be rescinded, avoided, or must otherwise be restored or returned upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of the Borrowers or any Guarantor, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, the Borrowers or any Guarantor or any substantial part of its property, or otherwise, all as though such payment had not been made.  The Borrowers agree to pay all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent or the Collateral Agent (and their respective representatives) in connection with taking such actions to release security interest in all Collateral and all obligations under the Loan Documents as contemplated by this Section 9.18(d).

(e)                                  Obligations of the Holdings, U.S. Holdings, Borrowers or any of its Subsidiaries under any Secured Cash Management Agreement or Secured Hedge Agreement (after giving effect to all netting arrangements relating to such Secured Hedge Agreements) shall be secured and guaranteed pursuant to the Security Documents only to the extent that, and for so long as, the other Obligations are so secured and guaranteed.  No person shall have any voting rights under any Loan Document solely as a result of the existence of obligations owed to it under any such Secured Hedge Agreement or Secured Cash Management Agreement.  For the avoidance of doubt, no release of Collateral or Guarantors effected in the manner permitted by this Agreement shall require the consent of any holder of obligations under Secured Hedge Agreements or any Secured Cash Management Agreements.

Section 9.19                             Judgment Currency.  If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given.  The obligation of the Borrowers in respect of any such sum due from it to the Administrative Agent or the Lenders hereunder or under the other Loan Documents shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency.  If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent from the Borrowers in the Agreement Currency, such Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or the person to whom such obligation was owing against such loss.  If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent in such currency, the Administrative Agent agrees to return the amount of any excess to such Borrowers (or to any other person who may be entitled thereto under applicable law).

Section 9.20                             USA PATRIOT Act Notice.  Each Lender that is subject to the USA PATRIOT Act and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies the Borrowers that pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies each Loan Party, which information includes the name and address of each Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party in accordance with the USA PATRIOT Act.

Section 9.21                             No Advisory or Fiduciary Responsibility.  In connection with all aspects of each transaction contemplated hereby, Holdings, U.S. Holdings and the Borrowers acknowledge and agree that:  (i) the credit facilities provided for hereunder and any related arranging or other services in connection therewith (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document) are an arm’s-length commercial transaction between the Borrowers, the other Loan Parties and their respective Affiliates, on the one hand, and the Agents, the Arrangers and the Lenders, on the other hand, and Holdings, U.S. Holdings, the Borrowers and the other Loan Parties are capable of evaluating and understanding and understand and accept the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents (including any amendment, waiver or other modification hereof or thereof); (ii) in connection with the process leading to such transaction, each Agent, each Arranger and each Lender is and has been acting solely as a principal and is not the financial advisor, agent or fiduciary, for the Borrowers, any Loan Party or any of their respective Affiliates, stockholders, creditors or employees or any other person; (iii) none of the Agents, any Arranger or any Lender has assumed or will assume an advisory, agency or fiduciary responsibility in favor of Holdings, U.S. Holdings, the Borrowers or any other Loan Party with respect to any of the transactions contemplated hereby or the process leading thereto, including with respect to any amendment, waiver or other modification hereof or of any other Loan Document (irrespective of whether any Agent, any Joint Lead Arranger or any Lender has advised or is currently advising Holdings, U.S. Holdings, the Borrowers or any other Loan Party or their respective Affiliates on other matters) and none of the Agents, any Arranger or any Lender has any obligation to the Borrowers, the other Loan Parties or their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; (iv) the Agents, the Arrangers, the Lenders and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of Holdings, U.S. Holdings, the Borrowers and the other Loan Parties and their respective Affiliates, and none of the Agents, any Arranger or any Lender has any obligation to disclose any of such interests by virtue of any advisory, agency or fiduciary relationship; and (v) the Agents, the Arrangers and the Lenders have not provided and will not provide any legal, accounting, regulatory or tax advice with respect to any of the transactions contemplated hereby (including any amendment, waiver or other modification hereof or of any other Loan Document) and the Borrowers and the other Loan Parties have consulted their own legal, accounting, regulatory and tax advisors to the extent they deemed appropriate.  Holdings, U.S. Holdings and the Borrowers each hereby waives and releases, to the fullest extent permitted by law, any claims that it may have against the Agents, the Arrangers and the Lenders with respect to any breach or alleged breach of agency or fiduciary duty.

Section 9.22                             Agency of the Dutch Borrower for the Loan Parties.  Each of the other Loan Parties hereby appoints the Dutch Borrower as its agent for all purposes relevant to this Agreement and the other Loan Documents, including the giving and receipt of notices and the execution and delivery of all documents, instruments and certificates contemplated herein and therein and all modifications hereto and thereto.

Section 9.23                             No Liability of the Issuing Banks.  The Borrowers assume all risks of the acts or omissions of any beneficiary or transferee of any Letter of Credit with respect to its use of such Letter of Credit.  Neither any Issuing Bank nor any of its officers or directors shall be liable or responsible for: (a) the use that may be made of any Letter of Credit or any acts or omissions of any beneficiary or transferee in connection therewith; (b) the validity, sufficiency or genuineness of documents, or of any endorsement thereon, even if such documents should prove to be in any or all respects invalid, insufficient, fraudulent or forged; (c) payment by such Issuing Bank against presentation of documents that do not comply with the terms of a Letter of Credit, including failure of any documents to bear any reference or adequate reference to the Letter of Credit; or (d) any other circumstances whatsoever in making or failing to make payment under any Letter of Credit, except that the Borrowers shall have a claim against such Issuing Bank, and such Issuing Bank shall be liable to the Borrowers, to the extent of any direct, but not consequential, damages suffered by the Borrowers that the Borrowers prove were caused by (i) such Issuing Bank’s willful misconduct or gross negligence as determined in a final, non-appealable judgment by a court of competent jurisdiction in determining whether documents presented under any Letter of Credit comply with the terms of the Letter of Credit or (ii) such Issuing Bank’s willful failure to make lawful payment under a Letter of Credit after the presentation to it of a draft and certificates strictly complying with the terms and conditions of the Letter of Credit.  In furtherance and not in limitation of the foregoing, such Issuing Bank may accept documents that appear on their face to be in order, without responsibility for further investigation, regardless of any notice or information to the contrary.

Section 9.24                             Acknowledgment and Consent to Bail-In of EEA Financial Institutions.  Solely to the extent any Lender or Issuing Bank that is an EEA Financial Institution is a party to this Agreement and notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender or Issuing Bank that is an EEA Financial

Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a)                                 the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender or Issuing Bank that is an EEA Financial Institution; and

(b)                                 the effects of any Bail-In Action on any such liability, including, if applicable:

(i)                                     a reduction in full or in part or cancellation of any such liability;

(ii)                                  a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or

(iii)                               the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

Section 9.25                             Co-Borrower, Australian Borrower and Isle of Man Borrower; Additional Borrowers.

(a)                                 Notwithstanding anything to the contrary contained in this Agreement, the parties hereto agree that the Co-Borrower, the Australian Borrower, the Isle of Man Borrower and any additional Borrower pursuant to Section 9.25(b) shall be a co-borrower with respect to all Loans and other Obligations of the Dutch Borrower hereunder, and each reference herein to “the Dutch Borrower” or to the “Borrower” with respect to any Loans or Obligations of the Dutch Borrower hereunder shall be deemed to be a reference to each of the Dutch Borrower, the Co-Borrower, the Australian Borrower and the Isle of Man Borrower, jointly and severally. Each of the Dutch Borrower, the Co-Borrower, the Australian Borrower and the Isle of Man Borrower shall be jointly and severally liable for all such Loans and other Obligations, regardless of which Borrower actually receives the benefit thereof or the manner in which they account for such Loans and Obligations on their books and records. Upon the commencement and during the continuation of any Event of Default, the Agents and the applicable Lenders may (in accordance with the terms of this Agreement and the other Loan Documents) proceed directly and at once, without notice, against the Dutch Borrower, the Co-Borrower, the Australian Borrower or the Isle of Man Borrower, or all of them, to collect and recover the full amount, or any portion of, such Obligations, without first proceeding against the other Borrower or any other person, or any security or collateral for such Obligations.  Each Borrower consents and agrees that neither the Agents nor the Lenders shall be under any obligation to marshal any assets in favor of any Borrower or against or in payment of any or all of such Obligations.

(b)                                 From time to time, and with ten Business Days’ notice to the Administrative Agent (or such shorter period as the Administrative Agent may agree) (the “Joinder Date”), subject to the consent of the Administrative Agent and the Revolving Lenders (in each case, not to be unreasonably withheld or delayed), Holdings may cause one or more additional direct or indirect Wholly Owned Subsidiaries (other than an Excluded Subsidiary) to become a Borrower hereunder by delivering, or causing to be delivered, to the Administrative

Agent in respect of each applicable Subsidiary, the following: (i) a joinder agreement in form and substance reasonably satisfactory to the Administrative Agent, executed and delivered by such Subsidiary, (ii) replacement Notes dated as of the applicable Joinder Date payable to each Lender for which an existing Note is outstanding on such Joinder Date, (iii) a written confirmation by the Loan Parties that their guarantee obligations shall apply to the obligations of such Subsidiary under the Loan Documents from and after the Joinder Date, (iv) all documentation and information as is reasonably requested by the Lenders, prior to the Joinder Date, as required under “know your customer” rules and regulations and (v) such other approvals or documents as the Administrative Agent may reasonably request; provided that (A) no Subsidiary may become a Borrower hereunder pursuant to this Section 9.25 if a Default or Event of Default shall have occurred and be continuing on the applicable Joinder Date, or shall result from the joinder of such Subsidiary as a Borrower on such Joinder Date, and (B) any Wholly Owned Subsidiary of Holdings that would be taken to be resident in Queensland, Australia under the principles contained in Public Ruling DA035.1.1 or any superseding ruling or practice of the Queensland Commissioner of State Revenue shall not be permitted to be a Borrower under this Agreement.

(c)                                  Once a person has become a Borrower, it (i) shall be a “Borrower” in respect of the applicable Class and will have the right to request Revolving Facility Loans, Letters of Credit or Term Loans, as the case may be, in accordance with Article II hereof until the earlier to occur of the Revolving Facility Maturity Date or the Term Facility Maturity Date for such Class, as applicable, or the date on which such Borrower resigns as a Borrower in accordance with Section 9.25(c) and (ii) shall be deemed a Borrower for all purposes of Article II of this Agreement with respect to Loans made to such Borrower, unless the context requires otherwise.

(d)                                 A Borrower joined pursuant to Section 9.25(b) may elect to resign as a Borrower; provided that: (i) no Default or Event of Default is continuing or would result from the resignation of such Borrower; (ii) such resigning Borrower has delivered to the Administrative Agent a notice of resignation; and (iii) where that Borrower is also a Guarantor (unless its Guarantee is being released in accordance with Section 9.18), its obligations in its capacity as Guarantor continue to be legal, valid, binding and enforceable and in full force and effect.  Upon satisfaction of the requirements in subclauses (i), (ii) and (iii) of this clause (d), the relevant Borrower shall cease to be a Borrower.

Section 9.26                             Representation of a Dutch Loan Party.  If, in respect of a Dutch Loan Party, this Agreement or any other Transaction Document is signed or executed by another person (a “Dutch Attorney-in-Fact”) acting on behalf of such Dutch Loan Party pursuant to a power of attorney executed and delivered by such Dutch Loan Party, it is hereby expressly acknowledged and accepted in accordance with article 14 of the Hague Convention on the Law Applicable to Agency of 14 March 1978 by the other parties to this Agreement or any other Transaction Document that the existence and extent of such Attorney-in-Fact’s authority and the effects of such Dutch Attorney-in-Fact’s exercise or purported exercise of his or her authority shall be governed by the laws of the Netherlands.

Section 9.27                             Application of Gaming Laws.

(a)                                 This Agreement and the other Loan Documents are subject to Gaming Laws. Without limiting the foregoing and notwithstanding anything herein or in any other Loan Document to the contrary, the Lenders, Agents and Secured Parties acknowledge that (i) they are subject to the jurisdiction of the Gaming Authorities, in their discretion, for licensing, qualification or findings of suitability or to file or provide other information, and (ii) all rights, remedies and powers in or under this Agreement and the other Loan Documents, including with respect to the Collateral (including the pledge and delivery of the Pledged Collateral (as defined in the applicable Security Documents)), any Mortgaged Property and the ownership and operation of facilities, are, in each case, subject to the jurisdiction of the Gaming Authorities, and may be exercised only to the extent that the exercise thereof does not violate any applicable provisions of the Gaming Laws and only to the extent that required approvals (including prior approvals) are obtained from the relevant Gaming Authorities.

(b)                                 The Lenders, Agents and Secured Parties agree to cooperate with all Gaming Authorities in connection with the provision in a timely manner of such documents or other information as may be requested by such Gaming Authorities relating to the Loan or Loan Documents.

(c)                                  The Lenders acknowledge and agree that if the Borrower receives a notice from any applicable Gaming Authority that any Lender is a Disqualified holder (and such Lender is notified by the Borrower in writing of such Disqualification), the Borrower shall, following any available appeal of such determination by such Gaming Authority (unless the rules of the applicable Gaming Authority do not permit such Lender to retain its Loans or Commitments pending appeal of such determination), have the right to (i) cause such Disqualified holder to transfer and assign, without recourse all of its interests, rights and obligations in its Loans and Commitments or (ii) in the event that (A) the Borrower is unable to assign such Loan or Commitments after using its best efforts to cause such an assignment and (B) no Default or Event of Default has occurred and is continuing, prepay such Disqualified holder’s Loan and terminate such Disqualified holder’s Commitments, as applicable. Notice to such Disqualified holder shall be given ten days prior to the required date of assignment or prepayment, as the case may be, and shall be accompanied by evidence demonstrating that such transfer or prepayment is required pursuant to Gaming Laws. If reasonably requested by any Disqualified holder, the Borrower will use commercially reasonable efforts to cooperate with any such holder that is seeking to appeal such determination and to afford such holder an opportunity to participate in any proceedings relating thereto. Notwithstanding anything herein to the contrary, any prepayment of a Loan shall be at a price that, unless otherwise directed by a Gaming Authority, shall be equal to the sum of the principal amount of such Loan and interest to the date on which such Lender or holder became a Disqualified holder (plus any fees and other amounts accrued for the account of such Disqualified holder to the date such Lender or holder became a Disqualified holder).

(d)                                 If during the existence of an Event of Default hereunder or any of the other Loan Documents, it shall become necessary or, in the opinion of the Administrative Agent, advisable for an agent, supervisor, receiver or other representative of the Lenders to become licensed or found qualified under any Gaming Law as a condition to receiving the benefit of any Collateral encumbered by the Loan Documents or to otherwise enforce the rights of the Agents, Secured Parties and the Lenders under the Loan Documents, the Dutch Borrower hereby agrees to consent to the application for such license or qualification and to execute such further documents as may be required in connection with the evidencing of such consent.

Section 9.28                             Exclusion of the Australian PPSA Provisions.

(a)                                 For the purposes of sections 115(1) and 115(7) of the Australian PPSA:

(i)                                     each Secured Party with the benefit of the security interest need not comply with sections 95, 118, 121(4), 125, 130, 132(3)(d) or 132(4) of the Australian PPSA; and

(ii)                                  sections 142 and 143 of the Australian PPSA are excluded;

(b)                                 For the purposes of section 115(7) of the Australian PPSA, each Secured Party with the benefit of the security interest need not comply with sections 132 and 137(3);

(c)                                  Each Party waives its right to receive from any Secured Party any notice required under the Australian PPSA (including a notice of a verification statement); and

(d)                                 If a Secured Party with the benefit of a security interest exercises a right, power or remedy in connection with it, that exercise is taken not to be an exercise of a right, power or remedy under the Australian PPSA unless the Secured Party states otherwise at the time of exercise.  However, this Section does not apply to a right, power or remedy which can only be exercised under the Australian PPSA.

ARTICLE X

Holdings and U.S. Holdings Guarantee

Section 10.01                      Holdings and U.S. Holdings Guarantee.  Holdings and U.S. Holdings hereby guarantee to each Secured Party as hereinafter provided, as primary obligors and not as surety, the payment of the Obligations in full in cash when due (whether at stated maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise) strictly in accordance with the terms thereof.  Holdings and U.S. Holdings hereby further agree that if any of the Obligations are not paid in full in cash when due (whether at stated maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise Holdings and U.S. Holdings will promptly pay the same, without any demand or notice whatsoever, and that in the case of any extension of time of payment or renewal of any of the Obligations, the same will be promptly paid in full in cash when due (whether at extended maturity, as a mandatory prepayment, by acceleration, as a mandatory cash collateralization or otherwise) in accordance with the terms of such extension or renewal.

Section 10.02                      Obligations Unconditional.

(a)                                 The obligations of Holdings and U.S. Holdings under Section 10.01 are absolute and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of any of the Loan Documents or other documents relating to the Obligations, or any substitution, release, impairment or exchange of any other guarantee of or security for any of the Obligations, and, to the fullest extent permitted by applicable law, irrespective of any other circumstance whatsoever which might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor (other than payment in full in cash of the Obligations, other than contingent indemnification, tax gross up, expense reimbursement or yield protection obligations, in each case, for which no claim has been made), it being the intent of this Section 10.02 that the obligations of Holdings and U.S. Holdings hereunder shall be absolute and unconditional under any and all circumstances.  Holdings and U.S. Holdings agree that either shall have no right of subrogation, indemnity, reimbursement or contribution against any Borrower or any other Guarantor for amounts paid under this Article X until such time as the Obligations have been paid in full in cash and the Commitments have expired or terminated.

(b)                                 Without limiting the generality of the foregoing, it is agreed that, to the fullest extent permitted by law, the occurrence of any one or more of the following shall not alter or impair the liability of Holdings and U.S. Holdings hereunder, which shall remain absolute and unconditional as described above:

(i)                                     at any time or from time to time, without notice to Holdings and U.S. Holdings, the time for any performance of or compliance with any of the Obligations shall be extended, or such performance or compliance shall be waived;

(ii)                                  any of the acts mentioned in any of the provisions of any of the Loan Documents or other documents relating to the Obligations shall be done or omitted;

(iii)                               the maturity of any of the Obligations shall be accelerated, or any of the Obligations shall be modified, supplemented or amended in any respect, or any right under any of the Loan Documents or other documents relating to the Obligations shall be waived or any other guarantee of any of the Obligations or any security therefor shall be released, impaired or exchanged in whole or in part or otherwise dealt with;

(iv)                              any Lien granted to, or in favor of, the Administrative Agent, the Collateral Agent or any other holder of the Obligations as security for any of the Obligations shall fail to attach or be perfected;

(v)                                 any of the Obligations shall be determined to be void or voidable (including, without limitation, for the benefit of any creditor of the Holdings or U.S. Holdings) or shall be subordinated to the claims of any person (including, without limitation, any creditor of Holdings or U.S. Holdings); or

(vi)                              the lack of enforceability or validity of the Obligations or any part thereof or the genuineness, enforceability or validity of any agreement relating thereto or with respect to any collateral securing the Obligations or any part thereof, or any other invalidity or unenforceability relating to or against Holdings, U.S. Holdings, any Borrower or any other guarantor of any of the Obligations, for any reason related to this Agreement, any other Loan Document, any Secured Hedge Agreement, any Secured Cash Management Agreement or any provision of applicable law, decree, order or regulation of any jurisdiction purporting to prohibit the payment by Holdings, U.S. Holdings, any Borrower or any other guarantor of the Obligations, of any of the Obligations or otherwise affecting any term of any of the Obligations.

(c)                                  With respect to its obligations hereunder, Holdings and U.S. Holdings hereby expressly waive diligence, presentment, demand of payment, protest and all notices whatsoever, and any requirement that the Administrative Agent, the Collateral Agent or any other holder of the Obligations exhaust any right, power or remedy or proceed against any person under any of the Loan Documents or other documents relating to the Obligations, or against any other person under any other guarantee of, or security for, any of the Obligations.

Section 10.03                      Reinstatement.  The obligations of Holdings and U.S. Holdings under this Article X shall be automatically reinstated if and to the extent that for any reason any payment by or on behalf of any person in respect of the Obligations is rescinded or must be otherwise restored by any holder of any of the Obligations, whether as a result of any proceedings under any Debtor Relief Law, and Holdings and U.S. Holdings each agree that it will indemnify the Administrative Agent, the Collateral Agent and each holder of the Obligations on demand for all reasonable costs and expenses (including, without limitation, the fees, charges and disbursements of counsel) incurred by the Administrative Agent, the Collateral Agent or such holder of the Obligations in connection with such rescission or restoration, including any such costs and expenses incurred in defending against any claim alleging that such payment constituted a preference, fraudulent transfer or similar payment under any proceedings under any Debtor Relief Law.

Section 10.04                      Certain Additional Waivers.  Holdings and U.S. Holdings each further agree that it shall have no right of recourse to security for the Obligations, except through the exercise of rights of subrogation pursuant to Section 10.02 and through the exercise of rights of contribution pursuant to Section 10.06.

Section 10.05                      Remedies.  Holdings and U.S. Holdings each agree that, to the fullest extent permitted by law, as between Holdings and U.S. Holdings, on the one hand, and the Administrative Agent, the Collateral Agent and the other holders of the Obligations, on the other hand, the Obligations may be declared to be forthwith due and payable as provided in Article VII (and shall be deemed to have become automatically due and payable in the circumstances provided in said Article VII) for purposes of Section 10.01 notwithstanding any stay, injunction or other prohibition preventing such declaration (or preventing the Obligations from becoming automatically due and payable) as against any other person and that, in the event of such declaration (or the Obligations being deemed to have become automatically due and payable), the Obligations (whether or not due and payable by any other person) shall forthwith become due and payable by Holdings or U.S. Holdings for purposes of Section 10.01.  Holdings and U.S. Holdings each acknowledge and agree that its obligations hereunder are secured in accordance with the terms of the Security Documents and that the holders of the Obligations may exercise their remedies thereunder in accordance with the terms thereof.

Section 10.06                      Rights of Contribution.  Holdings and U.S. Holdings each agree that, in connection with payments made hereunder, Holdings, U.S. Holdings and each other Guarantor shall have contribution rights against the other Guarantors as permitted under applicable law.  Such contribution rights shall be subordinate and subject in right of payment to the obligations of such Guarantors under the Loan Documents and no Guarantor shall exercise such rights of contribution until all Obligations have been paid in full in cash and the Commitments have terminated.

Section 10.07                      Guarantee of Payment; Continuing Guarantee.  The guarantee given by Holdings and U.S. Holdings in this Article X is a guarantee of payment and not of collection, is a continuing guarantee, and shall apply to all Obligations whenever arising.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

HOLDINGS:

STARS GROUP HOLDINGS COÖPERATIEVE U.A.

By:	/s/ Mr. T.M. Forrest	By:	/s/ Mr. D.J.M. Kramer
	Name: Mr. T.M. Forrest		Name: Mr. D.J.M. Kramer
	Title: Managing Director A		Title: Managing Director B
	Date: July 10, 2018		Date: July 10, 2018

[Signature Page to Syndicated Facility Agreement]

DUTCH BORROWER:

STARS GROUP HOLDINGS B.V.

By: STARS GROUP HOLDINGS COÖPERATIEVE U.A.

By:	/s/ Mr. T.M. Forrest	By:	Mr. D.J.M. Kramer
	Name: Mr. T.M. Forrest		Name: Mr. D.J.M. Kramer
	Title: Managing Director A		Title: Managing Director B
	Date: July 10, 2018		Date: July 10, 2018

[Signature Page to Syndicated Facility Agreement]

U.S. HOLDINGS:

STARS GROUP (US) HOLDINGS, LLC

By:	/s/ Brian Kyle
Name: Brian Kyle
Title: Vice President and Treasurer

CO-BORROWER:

STARS GROUP (US) CO-BORROWER, LLC

By:	/s/ Brian Kyle
Name: Brian Kyle
Title: Vice President and Treasurer

[Signature Page to Syndicated Facility Agreement]

ISLE OF MAN BORROWER:

NARIS LIMITED

By:	/s/ Guy Templer
Name: Guy Templer
Title: Director

[Signature Page to Syndicated Facility Agreement]

Executed by TSG Australia Holdings Pty Ltd, as AUSTRALIAN BORROWER, in accordance with section 127 of the Corporations Act 2001 (Cth) by:

/s/ Robin Chhabra	/s/ Swapna Keskar
Signature of director	Signature of director

Robin Chhabra	Swapna Keskar
Name of director (print)	Name of director (print)

[Signature Page to Syndicated Facility Agreement]

DEUTSCHE BANK AG NEW YORK BRANCH,
as Administrative Agent and Collateral Agent

By:	/s/ Marguerite Sutton
Name: Marguerite Sutton
Title: Vice President

By:	/s/ Alicia Schug
Name: Alicia Schug
Title: Vice President

[Signature Page to Syndicated Facility Agreement]

DEUTSCHE BANK AG NEW YORK BRANCH,
as Euro Term Lender, USD Term Lender, a Revolving Facility Lender and an Issuing Bank

By:	/s/ Marguerite Sutton
Name: Marguerite Sutton
Title: Vice President

By:	/s/ Alicia Schug
Name: Alicia Schug
Title: Vice President

[Signature Page to Syndicated Facility Agreement]

GOLDMAN SACHS LENDING PARTNERS LLC,
as a Revolving Facility Lender and an Issuing Bank

By:	/s/ Robert Ehudin
Name: Robert Ehudin
Title: Authorized Signatory

[Signature Page to Syndicated Facility Agreement]

MACQUARIE CAPITAL FUNDING LLC,
as a Revolving Facility Lender and an Issuing Bank

By:	/s/ Lisa Grushkin
Name: Lisa Grushkin
Title: Authorized Signatory

By:	/s/ Ayesha Farooqi
Name: Ayesha Farooqi
Title: Authorized Signatory

[Signature Page to Syndicated Facility Agreement]

MORGAN STANLEY SENIOR FUNDING, INC.,
as a Revolving Facility Lender

By:	/s/ Mike Guttilla
Name: Mike Guttilla
Title: Authorized Signatory

MORGAN STANLEY BANK, N.A.,
as an Issuing Bank

By:	/s/ Mike Guttilla
Name: Mike Guttilla
Title: Authorized Signatory

[Signature Page to Syndicated Facility Agreement]

BARCLAYS BANK PLC,
as a Revolving Facility Lender and an Issuing Bank

By:	/s/ Ritam Bhalla
Name: Ritam Bhalla
Title: Director

[Signature Page to Syndicated Facility Agreement]

BANK OF MONTREAL,
as a Revolving Facility Lender and an Issuing Bank

By:	/s/ Bruno Jarry
Name: Bruno Jarry
Title: Director/Directeur

[Signature Page to Syndicated Facility Agreement]

JPMORGAN CHASE BANK, N.A.,
as a Revolving Facility Lender and an Issuing Bank

By:	/s/ Mohammad S. Hasan
Name: Mohammad S. Hasan
Title: Executive Director

[Signature Page to Syndicated Facility Agreement]

EXHIBIT A

FORM OF ASSIGNMENT AND ACCEPTANCE

Reference is made to the Syndicated Facility Agreement, dated as of July 10, 2018 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Facility Agreement”), among Stars Group Holdings Coöperatieve U.A., a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands, Stars Group (US) Holdings, LLC, a limited liability company formed under the laws of Delaware (“U.S. Holdings”), Stars Group Holdings B.V., a besloten vennootschap incorporated under the laws of the Netherlands (the “Dutch Borrower”), Stars Group (US) Co-Borrower, LLC, a limited liability company formed under the laws of Delaware (the “Co-Borrower”), TSG Australia Holdings PTY Ltd, a proprietary company with limited liability incorporated under the laws of Australia (the “Australian Borrower”), Naris Limited, a limited company incorporated under the laws of the Isle of Man (the “Isle of Man Borrower” and, together with the Dutch Borrower, Co-Borrower and the Australian Borrower, the “Borrowers”), the lenders from time to time party thereto (“Lenders”), and Deutsche Bank AG New York Branch, as administrative agent (in such capacity, the “Administrative Agent”). Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Facility Agreement.

1.  The Assignor hereby sells and assigns, without recourse, to the Assignee, and the Assignee hereby purchases and assumes, without recourse, from the Assignor, effective as of the Effective Date set forth below (the “Effective Date”) (but not prior to the registration of the information contained herein in the Register pursuant to Section 9.04(b)(v) of the Facility Agreement), the interests set forth below (the “Assigned Interest”) in the Assignor’s rights and obligations under the Facility Agreement and the other Loan Documents, including, without limitation, the amounts and percentages set forth below of (i) the Commitments of the Assignor on the Effective Date set forth below and (ii) the Loans owing to the Assignor which are outstanding on the Effective Date.  Each of the Assignor and the Assignee hereby makes and agrees to be bound by all the representations, warranties and agreements set forth in Exhibit A hereto.  From and after the Effective Date (i) the Assignee shall be a party to and be bound by the provisions of the Facility Agreement and, to the extent of the interests assigned by this Assignment and Acceptance, have the rights and obligations of a Lender thereunder and under the Loan Documents and (ii) the Assignor shall, to the extent of the interests assigned by this Assignment and Acceptance, relinquish its rights and be released from its obligations under the Facility Agreement.

2.  Pursuant to Section 9.04(b)(ii) of the Facility Agreement, this Assignment and Acceptance is being delivered to the Administrative Agent together with (i) if required by Section 9.04(b)(ii)(B) of the Facility Agreement, a processing and recordation fee of $3,500 and (ii) if the Assignee is not already a Lender under the Facility Agreement, a completed Administrative Questionnaire and any tax forms required to be delivered pursuant to Section 2.17 of the Facility Agreement.

3.  This Assignment and Acceptance and any claims, controversy, dispute or causes of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Assignment and Acceptance shall be construed in accordance with and governed by the laws of the State of New York, without regard to any principle of conflicts of law that could require the application of any other law.

Date of Assignment:

Legal Name of Assignor (“Assignor”):

Legal Name of Assignee (“Assignee”):

Assignee’s Address for Notices:

Effective Date of Assignment:

Facility/Commitment	Principal Amount Assigned(1)	Percentage Assigned of Commitment (set forth, to at least 8 decimals, as a percentage of the Facility and the Aggregate Commitments of all Lenders thereunder)
Euro Term Loans	€		%
USD Term Loans	$		%
Revolving Facility Loans/Revolving Facility Commitments	[$][€][[£][A$][Other]		%

[Remainder of page intentionally left blank; signature page follows]

(1)  Minimum amount of Commitments and/or Loans assigned is governed by Section 9.04(b)(ii)(A) of the Facility Agreement.

The terms set forth above are hereby agreed to:	Accepted(2)

, as Assignor	[DEUTSCHE BANK AG NEW YORK BRANCH,
as Administrative Agent](3)

by:	by:
Name:	Name:
Title:	Title:

, as Assignee

by:	by:
Name:	Name:
Title:	Title:

[INSERT NAME,
as an Issuing Bank] (4)

by:
Name:
Title:

(2)                                 To be completed to the extent consents are required under Section 9.04(b)(i) of the Facility Agreement.

(3)                                 Consent of the Administrative Agent shall not be required for an assignment of all or any portion of a Term Loan to a Lender, an Affiliate of a Lender, an Approved Fund, a Borrower or an Affiliate of a Borrower made in accordance with Section 9.04(i) of the Facility Agreement.

(4)                                 Consent of the Issuing Banks shall not be required for an assignment of all or any portion of a Term Loan.

[Signature Page to the Assignment and Acceptance]

[STARS GROUP HOLDINGS B.V., as Dutch Borrower] (5)

By: STARS GROUP HOLDINGS COÖPERATIEVE U.A.

By:	By:
Name:	Name:
Title: Managing Director A	Title: Managing Director B
Date:	Date:

(5)                                 Consent of any Borrower shall not be required (i) for an assignment of a Term Loan to a Lender, an Affiliate of a Lender or an Approved Fund or (ii) for an assignment of a Revolving Facility Commitment or Revolving Facility Loan to a Revolving Facility Lender, an Affiliate of a Revolving Facility Lender or an Approved Fund with respect to a Revolving Facility Lender, or, in each case, if an Event of Default under Sections 7.01(b), (c), (h) or (i) of the Facility Agreement has occurred and is continuing.  Consent of the Borrowers, with respect to the assignment of a Term Loan, shall be deemed to have been given if the Dutch Borrower has not responded within ten (10) Business Days after the delivery of any request for such consent.

[Signature Page to the Assignment and Acceptance]

EXHIBIT A

REPRESENTATIONS AND WARRANTIES

Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Facility Agreement.

By executing and delivering this Assignment and Acceptance, the assigning Lender hereunder and the Assignee hereunder shall be deemed to confirm to and agree with each other and the other parties hereto as follows:

1.              Such assigning Lender warrants that it is the legal and beneficial owner of the interest being assigned hereby free and clear of any adverse claim and that its applicable Commitment, and the outstanding balances of its Term Loans and Revolving Facility Loans, in each case without giving effect to assignments hereof which have not become effective, are as set forth in such Assignment and Acceptance.

2.              Except as set forth in (1) above, such assigning Lender makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Facility Agreement, or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Facility Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto, or the financial condition of Holdings, U.S. Holdings, the Borrowers or any Subsidiary or the performance or observance by Holdings, U.S. Holdings, the Borrowers or any Subsidiary of any of their obligations under the Facility Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto.

3.              The Assignee represents and warrants that it is legally authorized to enter into such Assignment and Acceptance.

4.              The Assignee confirms that it has received a copy of the Facility Agreement, together with copies of the most recent financial statements referred to in Section 3.05 (or delivered pursuant to Section 5.04) of the Facility Agreement, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into such Assignment and Acceptance.

5.              The Assignee will independently and without reliance upon any Agent, such assigning Lender or any other Lender and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Facility Agreement.

6.              The Assignee appoints and authorizes the Administrative Agent and Collateral Agent to take such action as agent on its behalf and to exercise such powers under the Facility Agreement as are delegated to such Agent by the terms of the Facility Agreement, together with such powers as are reasonably incidental thereto.

7.              The Assignee agrees that it will perform in accordance with their terms all the obligations which by the terms of the Facility Agreement are required to be performed by it as a Lender.

EXHIBIT B

FORM OF ADMINISTRATIVE QUESTIONNAIRE

[See attached.]

Deutsche Bank AG New York Branch

60 Wall Street, New York, New York, 10005

Administrative Questionnaire

STARS GROUP HOLDINGS B.V.

SEND ADMINS AND TAX FORMS TO:
Email	Sara.Pelton@db.com
Email	Deal-Closing.NY-LEV@db.com

LENDER CONTACT INFORMATION
Legal Lender Name
Legal Address
MEI#
Fax

	PRIMARY CREDIT CONTACT	SECONDARY CREDIT CONTACT
Name
Title
Address
Phone
Fax
Email

	PRIMARY OPERATIONS CONTACT	SECONDARY OPERATIONS CONTACT
Name
Address
Phone
Fax
Email

ADDITIONAL AGENCY SITE CONTACTS
Name
Address
Phone
Email

USD — WIRE INSTRUCTIONS
Bank Name
ABA
Acct Name
Acct #

EUR — WIRE INSTRUCTIONS
Acct W/ Inst
Bene
IBAN
Acct #

GBP — WIRE INSTRUCTIONS
Acct W/ Ins
Sort Code
Bene
Acct #

CAD — WIRE INSTRUCTIONS
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EXHIBIT C

FORM OF

SOLVENCY CERTIFICATE

[   ], 20[   ]

This Solvency Certificate is delivered pursuant to Section 4.02(k) of the Syndicated Facility Agreement, dated as of July 10, 2018 (as amended, restated, supplemented or otherwise modified from time to time, the “Facility Agreement”), among Stars Group Holdings Coöperatieve U.A., a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands (“Holdings”), Stars Group (US) Holdings, LLC, a limited liability company formed under the laws of Delaware (“U.S. Holdings”), Stars Group Holdings B.V., a besloten vennootschap incorporated under the laws of the Netherlands (the “Dutch Borrower”), Stars Group (US) Co-Borrower, LLC, a limited liability company formed under the laws of Delaware (the “Co-Borrower”), TSG Australia Holdings Pty Ltd, a proprietary company with limited liability incorporated under the laws of Australia (the “Australian Borrower”), Naris Limited, a limited company incorporated under the laws of the Isle of Man (the “Isle of Man Borrower” and, together with the Dutch Borrower, Co-Borrower and the Australian Borrower, the “Borrowers”), the lenders from time to time party thereto (“Lenders”), and Deutsche Bank AG New York Branch, as administrative agent (in such capacity, the “Administrative Agent”).  Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Facility Agreement.

The undersigned hereby certifies, solely in [his][her] capacity a Financial Officer of Holdings and not in [his][her] individual capacity, as follows:

1.              I am the [   ] of Holdings.  I am familiar with the Transactions, and have reviewed the Facility Agreement, financial statements referred to in Section 3.05 of the Facility Agreement and such documents and made such investigation as I have deemed relevant for the purposes of this Solvency Certificate.

2.              As of the date hereof, immediately after giving effect to the consummation of the Transactions that occur on the Closing Date, on and as of such date, assuming that indebtedness and other obligations will become due at their respective maturities, (i) the present fair saleable value of the assets of Holdings, the Borrowers and their Subsidiaries on a consolidated basis, at a fair valuation, will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of Holdings, the Borrowers and their Subsidiaries on a consolidated basis; (ii) Holdings, the Borrowers and their Subsidiaries on a consolidated basis will be able to pay their debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured; and (iii) Holdings, the Borrowers and their Subsidiaries on a consolidated basis will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date.

3.              As of the date hereof, immediately after giving effect to the consummation of the Transactions that occur on the Closing Date, none of Holdings, U.S. Holdings or the Borrowers intend to, and none of Holdings, U.S. Holdings or the Borrowers believes that they or any of their subsidiaries will, incur debts beyond its ability to pay such debts as they mature, taking into account the timing and amounts of cash to be received by it or any such subsidiary and the timing and amounts of cash to be payable on or in respect of its Indebtedness or the Indebtedness of any such subsidiary.

This Solvency Certificate is being delivered by the undersigned officer only in [his][her] capacity as [   ] of Holdings and not individually and the undersigned shall have no personal liability to the Administrative Agent or the Lenders with respect thereto.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Solvency Certificate on the date first written above.

HOLDINGS:

STARS GROUP HOLDINGS COÖPERATIEVE U.A.

By:	By:
Name:	Name:
Title: Managing Director A	Title: Managing Director B
Date:	Date:

[Signature Page to Solvency Certificate]

EXHIBIT D

FORM OF BORROWING REQUEST

Date:(1)                 ,

To:                             Deutsche Bank AG New York Branch, as administrative agent (in such capacity, the “Administrative Agent”) under that certain Syndicated Facility Agreement, dated as of July 10, 2018 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Facility Agreement”), among Stars Group Holdings Coöperatieve U.A., a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands, Stars Group (US) Holdings, LLC, a limited liability company formed under the laws of Delaware, Stars Group Holdings B.V., a besloten vennootschap incorporated under the laws of the Netherlands (the “Dutch Borrower”), Stars Group (US) Co-Borrower, LLC, a limited liability company formed under the laws of Delaware (the “Co-Borrower”), TSG Australia Holdings Pty Ltd, a proprietary company with limited liability incorporated under the laws of Australia (the “Australian Borrower”), Naris Limited, a limited company incorporated under the laws of the Isle of Man (the “Isle of Man Borrower” and, together with the Dutch Borrower, Co-Borrower and the Australian Borrower, the “Borrowers”), the Lenders from time to time party thereto and the Administrative Agent.

Ladies and Gentlemen:

Reference is made to the above-described Facility Agreement. Terms defined in the Facility Agreement, wherever used herein, unless otherwise defined herein, shall have the same meanings herein as are prescribed by the Facility Agreement. The undersigned hereby irrevocably notifies you, pursuant to Section 2.03 of the Facility Agreement, of the Borrowing specified below:

1.              The Borrowing will be a Borrowing of           Loans.(2)

2.              The Borrower or Borrowers making the Borrowing Request, and the aggregate amount and currency of the proposed Borrowing are:

(a)         [relevant Borrower:] [$][€][[£][A$][Other]               .(3)

(1)  A Borrower shall notify the Administrative Agent of such request by telephone or electronically (a) in the case of a Eurocurrency Borrowing, not later than 2:00 p.m., Local Time, three (3) Business Days before the date of the proposed Borrowing whether denominated in Dollars, Euros or Pound Sterling (or in an Alternate Currency if such Alternate Currency has been approved pursuant to Section 1.05 of the Facility Agreement), (b) in the case of a BBR Borrowing, not later than 2:00 p.m., Local Time, three (3) Business Days before the date of the proposed Borrowing, or (c) in the case of an ABR Borrowing, not later than 10:00 a.m. Local Time, on the Business Day of the proposed Borrowing (or, in each case, such shorter period as the Administrative Agent may agree); provided, that, (i) to request a Eurocurrency Borrowing, BBR Borrowing and/or ABR Borrowing on the Closing Date, a Borrower shall notify the Administrative Agent of such request by telephone not later than 2:00 p.m., New York City time, one Business Day prior to the Closing Date (or such later time as the Administrative Agent may agree), (ii) any such notice of an ABR Revolving Facility Borrowing to finance the reimbursement of an L/C Disbursement as contemplated by Section 2.05(e) may be given not later than 12:00 noon, Local Time, on the date of the proposed Borrowing and (iii) any such notice of an Incremental Revolving Borrowing or Incremental Term Borrowing may be given at such time as provided in the applicable Incremental Assumption Agreement. Each such Borrowing Request will be irrevocable, except as otherwise provided in the Facility Agreement, and must be confirmed promptly by hand delivery or electronic means of this form to the Administrative Agent.

(2)  Euro Term Loans, USD Term Loans, Incremental Term Loans, Revolving Facility Loans, Refinancing Term Loans, Other Term Loans, Other Revolving Loans or Replacement Revolving Loans.

(b)         [add, if necessary, relevant Borrower:] [$][€][[£][A$][Other]               .

3.              The day of the proposed Borrowing, which shall be a Business Day, is:              .

4.              The Borrowing is comprised of [$][€][£][Other]                of Eurocurrency Loans, $               of ABR Loans and/or A$                  of BBR Loans.

5.              The duration of the initial Interest Period for the Eurocurrency Loans, if any, or BBR Loans, if any, included in the Borrowing shall be                   month(s).(4)

6.              The location and number of the account to which the proceeds of such Borrowing are to be disbursed is              .

[The undersigned hereby certifies that the following statements are true on the date hereof, and will be true on the date of the proposed Borrowing, before and after giving effect thereto and to the application of the proceeds thereof:

(A)                               [The representations and warranties set forth in the Loan Documents are true and correct in all material respects as of the date hereof, with the same effect as though made on and as of the date hereof, except to the extent such representations and warranties expressly relate to an earlier date (in which case such representations and warranties were true and correct in all material respects as of such earlier date);](5) and

(B)                               [No Event of Default or Default has occurred and is continuing.](6)

[Remainder of page intentionally left blank; signature page follows]

(3)  In the case of a Revolving Facility Borrowing, to be Dollars, Euros, Pound Sterling or Australian Dollars (or any currency that is approved in accordance with Section 1.05 of the Facility Agreement), and, in the case of a Term Borrowing, whether such Borrowing is to be denominated in Dollars and/or Euros.

(4)  1 (solely in the case of a Eurocurrency Borrowing), 2 (solely in the case of a Eurocurrency Borrowing), 3 or 6 months thereafter (or 12 months, if at the time of the relevant Borrowing, all relevant Lenders make interest periods of such length available or, if agreed to by the Administrative Agent, any shorter period), as the applicable Borrower may elect.

(5)  To be included only for Borrowings that occur following the Closing Date to the extent required by the Facility Agreement.

(6)  To be included only for Borrowings that occur following the Closing Date to the extent required by the Facility Agreement or, with respect to an Incremental Term Loan Commitment or Incremental Revolving Facility Commitment, to the extent required by the relevant Incremental Assumption Agreement; provided that, in any event, if such Incremental Term Loan Commitment or Incremental Revolving Facility Commitment is established for a purpose other than financing any Permitted Business Acquisition or any other acquisition or similar Investment that is permitted by the Facility Agreement, to be replaced with the following language: “No Event of Default with respect to the Borrower under Section 7.01(b), (c), (h) or (i) has occurred and is continuing or would result therefrom.”

This Borrowing Request is issued pursuant to and is subject to the Facility Agreement executed as of the date first written above.

[STARS GROUP HOLDINGS B.V., as Dutch Borrower]

[By: STARS GROUP HOLDINGS COÖPERATIEVE U.A.]

By:		By:
	Name:	Name:
	Title: Managing Director A	Title: Managing Director B
	Date:	Date:

[TSG AUSTRALIA HOLDINGS PTY LTD, as Australian Borrower]

[STARS GROUP (US) CO-BORROWER, LLC, as Co-Borrower]

[NARIS LIMITED, as Isle of Man Borrower]

By:
Name:
Title:

[Signature Page to the Borrowing Request]

EXHIBIT E

FORM OF INTEREST ELECTION REQUEST

Date:(1)                 ,

To:                             Deutsche Bank AG New York Branch, as administrative agent (in such capacity, the “Administrative Agent”) under that certain Syndicated Facility Agreement dated as of July 10, 2018 (as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Facility Agreement”), among Stars Group Holdings Coöperatieve U.A., a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands, Stars Group (US) Holdings, LLC, a limited liability company formed under the laws of Delaware, Stars Group Holdings B.V., a besloten vennootschap incorporated under the laws of the Netherlands (the “Dutch Borrower”), Stars Group (US) Co-Borrower, LLC, a limited liability company formed under the laws of Delaware (the “Co-Borrower”), TSG Australia Holdings Pty Ltd, a proprietary company with limited liability incorporated under the laws of Australia (the “Australian Borrower”), Naris Limited, a limited company incorporated under the laws of the Isle of Man (the “Isle of Man Borrower” and, together with the Dutch Borrower, Co-Borrower and the Australian Borrower, the “Borrowers”), the Lenders from time to time party thereto and the Administrative Agent.

Ladies and Gentlemen:

Reference is made to the above-described Facility Agreement. Terms defined in the Facility Agreement, wherever used herein, unless otherwise defined herein, shall have the same meanings herein as are prescribed by the Facility Agreement. This notice constitutes an Interest Election Request and the undersigned Borrower hereby makes an election with respect to Loans under the Facility Agreement, and, in connection therewith, such Borrower specifies the following information with respect to such election:

1.              Borrowing to which this request applies (including Facility, currency, principal amount and Type of Loans subject to election):                  .(2)

2.              Effective date of election, which shall be a Business Day:              .

3.              The Loans are to be [converted into] [continued as] an: [ABR Borrowing], [BBR Borrowing] or a [Eurocurrency Loan].

4.              The duration of the Interest Period for the Eurocurrency Loans, if any, or BBR Borrowing, if any, included in the election shall be                months.(3)

[Remainder of page intentionally left blank; signature page follows]

(1)  A Borrower must notify the Administrative Agent of such election by telephone by the time that a Borrowing Request would be required under Section 2.03 if such Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Each telephonic Interest Election Request will be irrevocable and must be confirmed promptly by hand delivery or electronic means of this form to the Administrative Agent.

(2)  If different options are being elected with respect to different portions of the Borrowing, the portions thereof must be allocated to each resulting Borrowing (in which case the information to be specified pursuant to Paragraphs 3 and 4 shall be specified for each resulting Borrowing).

(3)  1 (solely in the case of a Eurocurrency Borrowing), 2 (solely in the case of a Eurocurrency Borrowing), 3 or 6 months thereafter (or 12 months, if at the time of the relevant Borrowing, all relevant Lenders make interest periods of such length available or, if agreed to by the Administrative Agent, any shorter period), as the applicable Borrower may elect.

This Interest Election Request is issued pursuant to and is subject to the Facility Agreement, executed as of the date first written above.

[STARS GROUP HOLDINGS B.V., as Dutch Borrower]

[By: STARS GROUP HOLDINGS COÖPERATIEVE U.A.]

By:		By:
	Name:	Name:
	Title: Managing Director A	Title: Managing Director B
	Date:	Date:

[TSG AUSTRALIA HOLDINGS PTY LTD, as Australian Borrower]

[STARS GROUP (US) CO-BORROWER, LLC, as Co-Borrower]

[NARIS LIMITED, as Isle of Man Borrower]

By:
Name:
Title:

[Signature Page to the Interest Election Request]

EXHIBIT F

FORM OF PERMITTED LOAN PURCHASE ASSIGNMENT AND ACCEPTANCE

Reference is made to the Facility Agreement, dated as of July 10, 2018 (as may be amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Facility Agreement”), among Stars Group Holdings Coöperatieve U.A., a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands (“Holdings”), Stars Group (US) Holdings, LLC, a limited liability company formed under the laws of Delaware (“U.S. Holdings”), Stars Group Holdings B.V., a besloten vennootschap incorporated under the laws of the Netherlands (the “Dutch Borrower”), Stars Group (US) Co-Borrower, LLC, a limited liability company formed under the laws of Delaware (the “Co-Borrower”), TSG Australia Holdings Pty Ltd, a proprietary company with limited liability incorporated under the laws of Australia (the “Australian Borrower”), Naris Limited, a limited company incorporated under the laws of the Isle of Man (the “Isle of Man Borrower” and, together with the Dutch Borrower, Co-Borrower and the Australian Borrower, the “Borrowers”), the lenders from time to time party thereto (“Lenders”), and Deutsche Bank AG New York Branch, as administrative agent (in such capacity, the “Administrative Agent”).  Unless otherwise defined herein, terms defined in the Facility Agreement and used herein shall have the meanings given to them in the Facility Agreement.

The Assignor identified on Schedule l hereto (the “Assignor”) and the [Dutch Borrower][Holdings][U.S. Holdings][Subsidiary of Holdings] (the “Assignee”) agree as follows:

1.                                      The Assignor hereby irrevocably sells and assigns to the Assignee without recourse to the Assignor, and the Assignee hereby irrevocably purchases and assumes from the Assignor without recourse to the Assignor, as of the Effective Date (as defined below) and pursuant to the terms and conditions set forth in the Facility Agreement for Permitted Loan Purchases (including, without limitation, Sections 9.04(i) and 9.04(j) thereof), the interest described in Schedule 1 hereto (the “Assigned Interest”) in and to the Assignor’s rights and obligations under the Facility Agreement with respect to those credit facilities contained in the Facility Agreement as are set forth on Schedule 1 hereto (individually, an “Assigned Facility”; collectively, the “Assigned Facilities”), in a principal amount for each Assigned Facility as set forth on Schedule 1 hereto.

2.                                      The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Permitted Loan Purchase Assignment and Acceptance and to consummate the transactions contemplated hereby; (b) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Facility Agreement or with respect to the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Facility Agreement, any other Loan Document or any other instrument or document furnished pursuant thereto, other than that the Assignor has not created any adverse claim upon the interest being assigned by it hereunder and that such interest is free and clear of any such adverse claim; (c) makes no representation or warranty and assumes no responsibility with respect to the financial condition of the Borrowers, any of the Subsidiaries or any other obligor or the performance or observance by the Borrowers, any of the Subsidiaries or any other obligor of any of their respective obligations under the Facility Agreement or any other Loan Document or any other instrument or document furnished pursuant hereto or thereto; and (d) attaches any Notes held by it evidencing the Assigned Facilities.  To the extent the Assignor has retained any interest in the Assigned Facility and holds a Note evidencing such interest, the Assignor hereby requests that the Administrative Agent exchange the attached Note(s) for a new Note or Notes payable to the Assignor, in each case in amounts which reflect the assignment being made hereby (and after giving effect to any other assignments which have become effective on the Effective Date).

3.                                      The Assignee (a) represents and warrants that it is legally authorized to enter into this Permitted Loan Purchase Assignment and Acceptance and has taken all action necessary to execute and deliver this Permitted Loan Purchase Assignment and Acceptance and to consummate the transaction contemplated hereby; (b) represents and warrants that it satisfied the requirements, if any, specified in the Facility Agreement that are required to be satisfied in order to make a Permitted Loan of the Assigned Interest, and (c) represents and warrants that it is not in possession of material non-public information (within the meaning of United States federal and state securities laws) with respect to Holdings, U.S. Holdings, the Borrowers, Subsidiaries of Holdings or their respective securities (or, if Holdings is not at the time a public reporting company, material information of a type that would not be reasonably expected to be publicly available if Holdings were a public reporting company) that (A) has not been disclosed to the Assignor or the Lenders generally (other than because any such Lender does not wish to receive material non-public information with respect to Holdings, U.S. Holdings, the Borrowers or Subsidiaries of Holdings) and (B) could reasonably be expected to have a material effect upon, or otherwise be material to, Assignor’s decision to assign the Assigned Facilities to the Assignee.

4.                                      The effective date of this Permitted Loan Purchase Assignment and Acceptance shall be the Effective Date of Assignment described in Schedule 1 hereto (the “Effective Date”).  Following the execution of this Permitted Loan Purchase Assignment and Acceptance, the Assigned Interest shall be deemed to be automatically and immediately (contributed to a Borrower, if applicable, and) cancelled and extinguished.  The Administrative Agent shall update the Register, effective as of the Effective Date, to record such event as if it were a prepayment of such Assigned Interest pursuant to Section 9.04(j) of the Facility Agreement.

5.                                      Upon such acceptance and recording, from and after the Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued prior to the Effective Date.  No payments in respect of the Assigned Interest (which shall be deemed to have been cancelled and extinguished as of the Effective Date) shall be due to the Assignor or the Assignee from and after the Effective Date.

6.                                      As of the Effective Date, the Assignor shall, to the extent provided in this Permitted Loan Purchase Assignment and Acceptance, relinquish its rights and be released from its obligations under the Facility Agreement.

7.                                      This Permitted Loan Purchase Assignment and Acceptance shall be binding upon, and inure to the benefit of the parties hereto and their respective successors and assigns.  This Permitted Loan Purchase Assignment and Acceptance may be executed in any number of counterparts, which together shall constitute one instrument.  Delivery of an executed counterpart of a signature page of this Permitted Loan Purchase Assignment and Acceptance by electronic means shall be effective as delivery of a manually executed counterpart of this Permitted Loan Purchase Assignment and Acceptance.

8.                                      This Permitted Loan Purchase Assignment and Acceptance and any claims, controversy, dispute or causes of action (whether in contract or tort or otherwise) based

2

upon, arising out of or relating to this Permitted Loan Purchase Assignment and Acceptance shall be construed in accordance with and governed by the laws of the State of New York, without regard to any principle of conflicts of law that could require the application of any other law.

[Remainder of page intentionally left blank; signature page follows]

3

IN WITNESS WHEREOF, the parties hereto have caused this Permitted Loan Purchase Assignment and Acceptance to be executed as of the date first above written by their respective duly authorized officers on Schedule 1 hereto.

[INSERT NAME],
as Assignor

By:
Name:
Title:

[INSERT NAME],
as Assignee

By:
Name:
Title:

[Signature Page to the Permitted Loan Purchase Assignment and Acceptance]

SCHEDULE 1

Assigned Interests

Facility Assigned	(1) Amount of Loans Assigned	(2) Aggregate Amount of Loans of the Assigned Facility	(3) Aggregate Amount of Outstanding Term Loans	(1) / (2) x 100%	(1) / (3) x 100%
Euro Term Loans
USD Term Loans
Refinancing Term Loans
Other Term Loans
Extended Term Loans

EXHIBIT G

FORM OF

FIRST LIEN/FIRST LIEN INTERCREDITOR AGREEMENT

[Attached]

FORM OF

FIRST LIEN/FIRST LIEN INTERCREDITOR AGREEMENT(15)

dated as of

[  ], 20[  ]

among

DEUTSCHE BANK AG NEW YORK BRANCH,
as Collateral Agent,

DEUTSCHE BANK AG NEW YORK BRANCH,
as Authorized Representative under the Credit Agreement,

[  ],

as the Initial Other Authorized Representative,

and

each additional Authorized Representative from time to time party hereto relating to

STARS GROUP HOLDINGS B.V.,

TSG AUSTRALIA HOLDINGS PTY LTD,

STARS GROUP (US) CO-BORROWER, LLC,

and

NARIS LIMITED

(15)  Other Security Documents to be updated as necessary in connection with negotiation and execution of this Agreement.

TABLE OF CONTENTS

		Page

ARTICLE I

Definitions

SECTION 1.01	Construction; Certain Defined Terms	1

ARTICLE II

Priorities and Agreements with Respect to Common Collateral

SECTION 2.01	Priority of Claims	9
SECTION 2.02	Actions with Respect to Common Collateral; Prohibition on Contesting Liens	11
SECTION 2.03	No Interference; Payment Over	12
SECTION 2.04	Automatic Release of Liens; Amendments to First-Priority Collateral Documents	13
SECTION 2.05	Certain Agreements with Respect to Bankruptcy or Insolvency Proceedings	14
SECTION 2.06	Reinstatement	15
SECTION 2.07	Insurance	15
SECTION 2.08	Refinancings	15
SECTION 2.09	Possessory Collateral Agent as Gratuitous Bailee/Agent for Perfection	15

ARTICLE III

Existence and Amounts of Liens and Obligations

ARTICLE IV

The Collateral Agent

SECTION 4.01	Appointment and Authority	16
SECTION 4.02	Rights as a First-Priority Secured Party	17
SECTION 4.03	Exculpatory Provisions	18
SECTION 4.04	Reliance by Collateral Agent	19
SECTION 4.05	Delegation of Duties	20
SECTION 4.06	Resignation of Collateral Agent	20
SECTION 4.07	Non-Reliance on Collateral Agent and Other First-Priority Secured Parties	21
SECTION 4.08	Collateral and Guaranty Matters	21

i

ii

Annexes and Exhibits

Annex A                                                Consent of Grantors
Annex B                                                Joinder

iii

This FIRST LIEN/FIRST LIEN INTERCREDITOR AGREEMENT (as amended, restated, modified or supplemented from time to time, this “Agreement”), dated as of [  ], 20[  ], is among DEUTSCHE BANK AG NEW YORK BRANCH, as Collateral Agent for the First-Priority Secured Parties (in such capacity and together with its successors in such capacity, the “Collateral Agent”), DEUTSCHE BANK AG NEW YORK BRANCH, as Administrative Agent for the Credit Agreement Secured Parties (in such capacity and together with its successors in such capacity, the “Administrative Agent”), [  ], as Authorized Representative for the Initial Other First-Priority Secured Parties (in such capacity and together with its successors in such capacity, the “Initial Other Authorized Representative”), and each additional Authorized Representative from time to time party hereto for the Other First-Priority Secured Parties of the Series with respect to which it is acting in such capacity, as consented to by the Grantors in the Consent of Grantors.

In consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Collateral Agent, the Administrative Agent (for itself and on behalf of the Credit Agreement Secured Parties), the Initial Other Authorized Representative (for itself and on behalf of the Initial Other First-Priority Secured Parties) and each additional Authorized Representative (for itself and on behalf of the Other First-Priority Secured Parties of the applicable Series) agree as follows:

ARTICLE I

Definitions

SECTION 1.01              Construction; Certain Defined Terms.

(a)                                 The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”.  Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument, other document, statute or regulation herein shall be construed as referring to such agreement, instrument, other document, statute or regulation as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, but shall not be deemed to include the subsidiaries of such Person unless express reference is made to such subsidiaries, (iii) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (iv) unless otherwise expressly stated herein, all references herein to Articles, Sections and Annexes shall be construed to refer to Articles, Sections and Annexes of this Agreement, (v) unless otherwise expressly qualified herein, the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights and (vi) the term “or” is not exclusive.

(b)                                 It is the intention of the First-Priority Secured Parties of each Series that the holders of First-Priority Obligations of such Series (and not the First-Priority Secured Parties of any other Series) bear the risk of (i) any determination by a court of competent jurisdiction that (x) any of the First-Priority Obligations of such Series are unenforceable under applicable law or are subordinated to any other obligations (other than another Series of First-Priority Obligations), (y) any of the First-Priority Obligations of such Series do not have an enforceable security interest in any of the Collateral securing any other Series of First-Priority Obligations and/or (z) any intervening security interest exists securing any other obligations (other than another Series of First-Priority Obligations and, without limiting the foregoing, after taking into account the effect of any applicable intercreditor agreements) on a basis ranking prior to the security interest of the holders of such Series of First-Priority Obligations but junior to the security interest of any other Series of First-Priority Obligations or (ii) the existence of any Collateral for any other Series of First-Priority Obligations that is not Common Collateral for such Series (any such condition referred to in the foregoing clauses (i) or (ii) with respect to any Series of First-Priority Obligations, an “Impairment” of such Series).  In the event of any Impairment with respect to any Series of First-Priority Obligations, the results of such Impairment shall be borne solely by the holders of such Series of First-Priority Obligations, and the rights of the holders of such Series of First-Priority Obligations (including, without limitation, the right to receive distributions in respect of such Series of First-Priority Obligations pursuant to Section 2.01) set forth herein shall be modified to the extent necessary so that the effects of such Impairment are borne solely by the holders of the Series of such First-Priority Obligations subject to such Impairment. Additionally, in the event the First-Priority Obligations of any Series are modified pursuant to applicable law (including, without limitation, pursuant to Section 1129 of the Bankruptcy Code), any reference to such First-Priority Obligations or the Secured Credit Documents governing such First-Priority Obligations shall refer to such obligations or such documents as so modified.

(c)                                  Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Credit Agreement. As used in this Agreement, the following terms have the meanings specified below:

“Administrative Agent” has the meaning assigned to such term in the introductory paragraph of this Agreement, together with its successors and assigns.

“Agreement” has the meaning assigned to such term in the introductory paragraph of this Agreement.

“Applicable Authorized Representative” means, with respect to any Common Collateral, (i) until the earlier of (x) the Discharge of Credit Agreement Obligations and (y) the Non-Controlling Authorized Representative Enforcement Date, the Administrative Agent and (ii) from and after the earlier of (x) the Discharge of Credit Agreement Obligations and (y) the Non-Controlling Authorized Representative Enforcement Date, the Major Non-Controlling Authorized Representative. The Applicable Authorized Representative at any time hereunder shall act, or appoint an agent to act, as the “First-Priority Collateral Agent” (or any other equivalent term) for purposes of any junior lien intercreditor agreement.

“Authorized Representative” means (i) in the case of any Credit Agreement Secured Obligations or the Credit Agreement Secured Parties, the Administrative Agent, (ii) in the case of the Initial Other First-Priority Obligations or the Initial Other First-Priority Secured Parties, the Initial Other Authorized Representative and (iii) in the case of any Series of Other First-Priority Obligations or Other First-Priority Secured Parties that become subject to this Agreement after the date hereof, the Authorized Representative named for such Series in the applicable Joinder Agreement.

“Bankruptcy Case” has the meaning assigned to such term in Section 2.05(b).

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

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“Bankruptcy Law” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States of America or other applicable jurisdictions from time to time in effect.

“Cash Management Obligations” means, with respect to any Person, all obligations, whether now owing or hereafter arising, of such Person in respect of overdrafts or other liabilities owed to any other Person that arise from treasury, depositary or cash management services, including any automated clearing house or other electronic transfers of funds, credit cards, purchase or debit cards, e-payable services or any similar transactions, including any services or transactions of the type referred to in the definition of “Cash Management Agreement” in the Credit Agreement.

“Collateral” means all assets and properties subject to Liens created pursuant to any First-Priority Collateral Document to secure one or more Series of First-Priority Obligations.

“Collateral Agent” has the meaning assigned to such term in the introductory paragraph hereof, together with its successors and assigns.

“Common Collateral” means, at any time, Collateral in which the holders of two or more Series of First-Priority Obligations (or their respective Authorized Representatives or the Collateral Agent on behalf of such holders) hold a valid and perfected security interest or Lien (including, without limitation, in respect of equity interests of Foreign Subsidiaries directly owned by any Grantor that have been pledged as Collateral) at such time. If more than two Series of First-Priority Obligations are outstanding at any time and the holders of less than all Series of First-Priority Obligations hold a valid and perfected security interest or Lien in any Collateral at such time, then such Collateral shall constitute Common Collateral for those Series of First-Priority Obligations that hold a valid and perfected security interest or Lien in such Collateral at such time and shall not constitute Common Collateral for any Series which does not have a valid and perfected security interest or Lien in such Collateral at such time.

“Companies” means, collectively, (i) Stars Group Holdings B.V., a besloten vennootschap incorporated under the laws of the Netherlands, (ii) Stars Group (US) Co-Borrower, LLC, a limited liability company incorporated under the laws of Delaware, (iii) TSG Australia Holdings Pty Ltd, a proprietary company with limited liability incorporated under the laws of Australia, and (iv) Naris Limited, a limited company incorporated under the laws of the Isle of Man, and each of its successors and assigns; and each of them individually is a “Company”.

“Consent of Grantors” means the Consent of Grantors in the form of Annex A attached hereto.

“Controlled” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Controlling Secured Parties” means, with respect to any Common Collateral, the Series of First-Priority Secured Parties whose Authorized Representative is the Applicable Authorized Representative for such Common Collateral.

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“Credit Agreement” means that certain Syndicated Facility Agreement, dated as of July 10, 2018, among Holdings, U.S. Holdings, the Companies, the lenders from time to time parties thereto, the Administrative Agent and the other parties thereto as amended, restated, supplemented or otherwise modified, refinanced or replaced from time to time, including, in the event such Credit Agreement is terminated or replaced and any Company subsequently enters into any “Credit Agreement” (as defined in the Initial Other First-Priority Agreement (or the Equivalent Provision thereof)), the Credit Agreement designated in writing by such Company to the Collateral Agent and each Authorized Representative to be the “Credit Agreement” hereunder.

“Credit Agreement Documents” means the Credit Agreement and the other “Loan Documents” as defined in the Credit Agreement (or any Equivalent Provision thereof).

“Credit Agreement Obligations” means all “Loan Obligations” (as such term is defined in the Credit Agreement (or the Equivalent Provision thereof)) of the Companies and other obligors under the Credit Agreement or any of the other Credit Agreement Documents, and all other obligations to pay principal, premium, if any, and interest, fees, and expenses (including any interest, fees, and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, regardless of whether allowed or allowable in such proceeding) when due and payable, and all other amounts due or to become due under or in connection with the Credit Agreement Documents and the performance of all other Obligations of the obligors thereunder to the lenders and agents under the Credit Agreement Documents, according to the respective terms thereof.

“Credit Agreement Secured Obligations” means the “Obligations” as defined in the Credit Agreement (or the Equivalent Provision thereof).

“Credit Agreement Secured Parties” means the “Secured Parties” as defined in the Credit Agreement (or the Equivalent Provision thereof).

“DIP Financing” has the meaning assigned to such term in Section 2.05(b).

“DIP Financing Liens” has the meaning assigned to such term in Section 2.05(b).

“DIP Lenders” has the meaning assigned to such term in Section 2.05(b).

“Discharge” means, with respect to any Common Collateral and any Series of First-Priority Obligations, the date on which such Series of First-Priority Obligations is no longer secured by such Common Collateral in accordance with the terms of the applicable First-Priority Collateral Documents. The term “Discharged” has a corresponding meaning.

“Discharge of Credit Agreement Obligations” means, with respect to any Common Collateral, the Discharge of the Credit Agreement Secured Obligations with respect to such Common Collateral; provided that the Discharge of Credit Agreement Obligations shall not be deemed to have occurred in connection with a Refinancing of such Credit Agreement Obligations or an incurrence of future Credit Agreement Obligations with additional First-Priority Obligations secured by such Common Collateral under an Other First-Priority Agreement which has been designated in writing by the Dutch Borrower to the Collateral Agent and each other Authorized Representative as the “Credit Agreement” for purposes of this Agreement.

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“Dutch Borrower” means Stars Group Holdings B.V., a besloten vennootschap incorporated under the laws of the Netherlands.

“Equivalent Provision” means, with respect to any reference to a specific provision of an agreement in effect on the date hereof (the “original agreement”), if such agreement is amended, restated, supplemented, modified or replaced after the date hereof in a manner permitted hereby, the provision in such amended, restated, supplemented, modified or replacement agreement that is the equivalent to such specific provision in such original agreement.

“Event of Default” means an Event of Default under and as defined in the Credit Agreement or any Other First-Priority Agreement (or, in each case, the Equivalent Provision thereof).

“First-Priority Cash Management Obligations” means any Cash Management Obligations secured by any Common Collateral under the First-Priority Collateral Documents.

“First-Priority Collateral Documents” means any agreement, instrument or document entered into in favor of the Collateral Agent for purposes of securing any Series of First-Priority Obligations.

“First-Priority Hedging Obligations” means any Hedging Obligations secured by any Common Collateral under the First-Priority Collateral Documents.

“First-Priority Obligations” means, collectively, (i) the Credit Agreement Secured Obligations, (ii) each Series of Other First-Priority Obligations and (iii) any other First-Priority Hedging Obligations and First-Priority Cash Management Obligations (which shall be deemed to be part of the Series of Other First-Priority Obligations to which they relate to the extent provided in the applicable Other First-Priority Agreement).

“First-Priority Secured Parties” means (a) the Credit Agreement Secured Parties and (b) the Other First-Priority Secured Parties with respect to each Series of Other First-Priority Obligations.

“Grantors” means each of Holdings, U.S. Holdings, the Companies and such of the Subsidiaries of the Companies that, in each case, has executed and delivered a First-Priority Collateral Document as a grantor thereunder with respect to two or more Series of First-Priority Obligations (including any Subsidiary which becomes a party to this Agreement as contemplated by Section 5.15).

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under (a) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements, and currency exchange, interest rate or commodity collar agreements and (b) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices, including any obligations of the type referred to in the definition of “Hedging Agreement” in the Credit Agreement.

“Holdings” means Stars Group Holdings Coöperatieve U.A., a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands, together with its successors and assigns.

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“Impairment” has the meaning assigned to such term in Section 1.01(b).

“Initial Other Authorized Representative” has the meaning assigned to such term in the introductory paragraph to this Agreement.

“Initial Other First-Priority Agreement” means [  ], as amended, supplemented or otherwise modified from time to time.

“Initial Other First-Priority Obligations” means the Other First-Priority Obligations arising under or pursuant to the Initial Other First-Priority Agreement.

“Initial Other First-Priority Secured Parties” means the holders of any Initial Other First-Priority Obligations and the Initial Other Authorized Representative.

“Insolvency or Liquidation Proceeding” means:

(1)                                 any case or proceeding commenced by or against any Company or any other Grantor under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of any Company or any other Grantor, any receivership or assignment for the benefit of creditors relating to any Company or any other Grantor or any similar case or proceeding relative to any Company or any other Grantor or its creditors, as such, in each case whether or not voluntary;

(2)                                 any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to any Company or any other Grantor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency (except for any voluntary liquidation, dissolution or other winding up to the extent permitted by the applicable Secured Credit Documents); or

(3)                                 any other proceeding of any type or nature in which substantially all claims of creditors of any Company or any other Grantor are determined and any payment or distribution is or may be made on account of such claims.

“Intervening Creditor” has the meaning assigned to such term in Section 2.01(a).

“Joinder Agreement” means the documents required to be delivered by an Authorized Representative to the Collateral Agent pursuant to Section 5.15 hereof in order to create an additional Series of Other First-Priority Obligations or a Refinancing of any Series of First-Priority Obligations.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, charge, security interest or similar monetary encumbrance in or on such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset; provided that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.

“Major Non-Controlling Authorized Representative” means, with respect to any Common Collateral, the Authorized Representative of the Series of Other First-Priority Obligations that constitutes the largest outstanding principal amount of any then outstanding Series of First-Priority Obligations with respect to such Common Collateral.

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“New York UCC” means the Uniform Commercial Code as from time to time in effect in the State of New York.

“Non-Controlling Authorized Representative” means, at any time with respect to any Common Collateral, any Authorized Representative that is not the Applicable Authorized Representative at such time with respect to such Common Collateral.

“Non-Controlling Authorized Representative Enforcement Date” means, with respect to any Non-Controlling Authorized Representative, the date which is 180 days (throughout which 180-day period such Non-Controlling Authorized Representative was the Major Non-Controlling Authorized Representative) after the occurrence of both (i) an Event of Default (under and as defined in the Other First-Priority Agreement under which such Non-Controlling Authorized Representative is the Authorized Representative) and (ii) the Collateral Agent’s and each other Authorized Representative’s receipt of written notice from such Non-Controlling Authorized Representative certifying that (x) such Non-Controlling Authorized Representative is the Major Non-Controlling Authorized Representative and that an Event of Default (under and as defined in the Other First-Priority Agreement under which such Non-Controlling Authorized Representative is the Authorized Representative) has occurred and is continuing and (y) the First-Priority Obligations of the Series with respect to which such Non-Controlling Authorized Representative is the Authorized Representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the terms of the applicable Other First-Priority Agreement; provided that the Non-Controlling Authorized Representative Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred with respect to any Common Collateral (1) at any time the Administrative Agent or the Collateral Agent has commenced and is diligently pursuing any enforcement action with respect to such Common Collateral or (2) at any time the Grantor that has granted a security interest in such Common Collateral is then a debtor under or with respect to (or otherwise subject to) any Insolvency or Liquidation Proceeding.

“Non-Controlling Secured Parties” means, with respect to any Common Collateral, the First-Priority Secured Parties which are not Controlling Secured Parties with respect to such Common Collateral.

“Obligations” means any principal, interest, fees, expenses (including any interest, fees, or expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, regardless of whether allowed or allowable in such proceeding), penalties, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any indebtedness[; provided, that Obligations with respect to the Initial Other First-Priority Obligations shall not include fees or indemnifications in favor of third parties other than the Initial Other Authorized Representative and the Initial Other First-Priority Secured Parties.](16)

“Other First-Priority Agreement” means any credit agreement (other than the Credit Agreement), indenture or other agreement, document or instrument pursuant to which any Pledgor has or will incur Other First-Priority Obligations, and includes the Initial Other First-Priority Agreement.

“Other First-Priority Obligations” means (a) the due and punctual payment by any Pledgor of (i) the unpaid principal of and interest (including interest accruing during the

(16)  Insert bracketed language only if and to the extent applicable.

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pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable as a claim in such proceeding) on indebtedness under any Other First-Priority Agreement, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, and (ii) all other monetary obligations of such Pledgor to any Secured Party under any Other First-Priority Agreement, including obligations to pay fees, expense reimbursement obligations and indemnification obligations, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable as a claim in such proceeding), (b) the due and punctual performance of all other obligations of such Pledgor under or pursuant to any Other First-Priority Agreement, and (c) the due and punctual payment and performance of all the obligations of each other Pledgor under or pursuant to any Other First-Priority Agreement, and includes the Initial Other First-Priority Obligations; provided that any such Other First-Priority Obligations shall have been designated as Other First-Priority Obligations pursuant to Section 5.15.

“Other First-Priority Secured Party” means the holders of any Other First-Priority Obligations and any Authorized Representative with respect thereto and includes the Initial Other First-Priority Secured Parties.

“Person” means any natural person, corporation, business trust, joint venture, association, company, partnership, limited liability company or government, individual or family trusts, or any agency or political subdivision thereof.

“Pledgor” means each Company and each Subsidiary Loan Party (as defined in the Credit Agreement).

“Possessory Collateral” means any Common Collateral in the possession of the Collateral Agent (or, following the Discharge of the Credit Agreement Obligations, the Applicable Authorized Representative) (or its agents or bailees), to the extent that possession thereof perfects a Lien thereon under the Uniform Commercial Code of any jurisdiction or otherwise.  Possessory Collateral includes, without limitation, any Certificated Securities, Promissory Notes, Instruments, and Chattel Paper, in each case, delivered to or in the possession of the Collateral Agent (or, following the Discharge of the Credit Agreement Obligations, the Applicable Authorized Representative) under the terms of the First-Priority Collateral Documents.  All capitalized terms used in this definition and not defined elsewhere in this Agreement have the meanings assigned to them in the New York UCC.

“Post-Petition Interest” means interest, fees, expenses and other charges that pursuant to the Credit Agreement Documents or the Other First-Priority Agreements, as applicable, continue to accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not such interest, fees, expenses and other charges are allowed or allowable under the applicable Bankruptcy Law in any such Insolvency or Liquidation Proceeding.

“Proceeds” has the meaning assigned to such term in Section 2.01(a).

“Refinance” means, in respect of any indebtedness, to refinance, extend, renew, defease, amend, increase, modify, supplement, restructure, refund, replace or repay, or to issue other indebtedness or enter alternative financing arrangements, in exchange or replacement for such indebtedness (in whole or in part), including by adding or replacing lenders, creditors, agents, borrowers and/or guarantors, and including in each case, but not limited to, after the

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original instrument giving rise to such indebtedness has been terminated and including, in each case, through any credit agreement, indenture or other agreement. “Refinanced” and “Refinancing” have correlative meanings.

“Secured Credit Documents” means (i) the Credit Agreement Documents, (ii) the Initial Other First-Priority Agreement and (iii) each Other First-Priority Agreement.

“Series” means (a) with respect to the First-Priority Secured Parties, each of (i) the Credit Agreement Secured Parties (in their capacities as such), (ii) the Initial Other First-Priority Secured Parties (in their capacities as such) and (iii) the Other First-Priority Secured Parties (other than the Initial Other First-Priority Secured Parties) that become subject to this Agreement after the date hereof that are represented by a common Authorized Representative (in its capacity as such for such Other First-Priority Secured Parties) and (b) with respect to any First-Priority Obligations, each of (i) the Credit Agreement Secured Obligations, (ii) the Initial Other First-Priority Obligations and (iii) the Other First-Priority Obligations incurred pursuant to any Other First-Priority Agreement (other than the Initial Other First-Priority Agreement), which pursuant to any Joinder Agreement, are to be represented hereunder by a common Authorized Representative (in its capacity as such for such Other First-Priority Obligations).

“Subsidiary” means, with respect to any person (herein referred to as the “parent”), any corporation, partnership, association or other business entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, directly or indirectly, owned, Controlled or held, or (b) that is, at the time any determination is made, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“U.S. Holdings” means Stars Group (US) Holdings, LLC, a limited liability company formed under the laws of Delaware, together with its successors and assigns.

ARTICLE II

Priorities and Agreements with Respect to Common Collateral

SECTION 2.01              Priority of Claims.

(a)                                 Anything contained herein or in any of the Secured Credit Documents to the contrary notwithstanding (but subject to Section 1.01(b)), if an Event of Default has occurred and is continuing, and the Collateral Agent or any First-Priority Secured Party is taking action to enforce rights in respect of any Common Collateral, or any distribution is made in respect of any Common Collateral in any Insolvency or Liquidation Proceeding of any Grantor (including any adequate protection payments) or any First-Priority Secured Party receives any payment pursuant to any intercreditor agreement (other than this Agreement) with respect to any Common Collateral, the proceeds of any sale, collection or other liquidation of any such Common Collateral by any First-Priority Secured Party or received by the Collateral Agent or any First-Priority Secured Party pursuant to any such intercreditor agreement with respect to such Common Collateral (other than this Agreement) and any such distribution (subject, in the case of any such proceeds, payment or distribution, to the sentence immediately following) (all such payments, distributions, or proceeds of any sale, collection or other liquidation of any Common Collateral, all proceeds received pursuant to such intercreditor

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agreement and all proceeds of any such distribution being collectively referred to as “Proceeds”), shall be applied by the Collateral Agent in the order specified below:

FIRST, to the payment of all costs and expenses incurred by the Administrative Agent, the Applicable Authorized Representative and any other Authorized Representative in connection with such collection or sale or otherwise in connection with this Agreement, any Secured Credit Document or any of the First-Priority Obligations, including without limitation all court costs and the fees and expenses of its agents and legal counsel, the repayment of all advances made by the Administrative Agent, the Applicable Authorized Representative or the relevant Authorized Representatives hereunder or under any Secured Credit Document on behalf of any Grantor, any other costs or expenses incurred in connection with the exercise of any right or remedy hereunder or under any Secured Credit Document, and all other fees, indemnities and other amounts owing or reimbursable to the Administrative Agent, the Applicable Authorized Representative or any other Authorized Representative hereunder or under any Secured Credit Document;

SECOND, to the Authorized Representatives for each Series of First-Priority Obligations on a pro rata basis in accordance with the respective amounts of the First-Priority Obligations owed to the First-Priority Secured Parties of each such Series on the date of any such distribution (with the amounts so applied to each Series to be distributed by the Authorized Representative for such Series as specified in the applicable Secured Credit Documents for such Series) until the Discharge of each Series of First-Priority Obligations has occurred; without limiting the generality of the foregoing, following the commencement of any Insolvency or Liquidation Proceeding with respect to any Grantor, solely as among the holders of First-Priority Obligations and solely for purposes of this clause SECOND and not any Secured Credit Documents, in the event the value of the Common Collateral is not sufficient for the entire amount of Post-Petition Interest on the First-Priority Obligations to be allowed under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other Bankruptcy Law in such Insolvency or Liquidation Proceeding, the amount of First-Priority Obligations of each Series of First-Priority Obligations shall include only the maximum amount of Post-Petition Interest on the First-Priority Obligations allowable under Section 506(a) and (b) of the Bankruptcy Code or any other applicable provision of the Bankruptcy Code or other Bankruptcy Law in such Insolvency or Liquidation Proceeding; and

THIRD, to the Grantors, their successors or assigns, or as a court of competent jurisdiction may otherwise direct.

If, despite the provisions of this Section 2.01(a), any First-Priority Secured Party shall receive any payment or other recovery in excess of its portion of payments on account of the First-Priority Obligations to which it is then entitled in accordance with this Section 2.01(a), such First-Priority Secured Party shall hold such payment or recovery in trust for the benefit of all First-Priority Secured Parties for distribution in accordance with this Section 2.01(a).

Notwithstanding the foregoing, with respect to any Common Collateral for which a third party (other than a First-Priority Secured Party and, without limiting the foregoing, after taking into account the effect of any applicable intercreditor agreements) has a lien or security interest that is junior in priority to the security interest of any Series of First-Priority Obligations but senior (as determined by appropriate legal proceedings in the case of any dispute) to the security interest of any other Series of First-Priority Obligations (such third party an “Intervening Creditor”), the value of any Common Collateral or Proceeds which are allocated to such Intervening Creditor shall be deducted on a ratable basis solely from the Common Collateral or Proceeds to be

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distributed in respect of the Series of First-Priority Obligations with respect to which such Impairment exists.

(b)                                 It is acknowledged that the First-Priority Obligations of any Series may, subject to the limitations set forth in the then extant Secured Credit Documents, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, Refinanced or otherwise amended or modified from time to time, all without affecting the priorities set forth in Section 2.01(a) or the provisions of this Agreement defining the relative rights of the First-Priority Secured Parties of any Series.

(c)                                  Notwithstanding the date, time, method, manner or order of grant, attachment or perfection of any Liens securing any Series of First-Priority Obligations granted on the Common Collateral and notwithstanding any provision of the Uniform Commercial Code of any jurisdiction, or any other applicable law or the Secured Credit Documents or any defect or deficiencies in the Liens securing the First-Priority Obligations of any Series or any other circumstance whatsoever (but, in each case, subject to Section 1.01(b) hereof), each First-Priority Secured Party hereby agrees that the Liens securing each Series of First-Priority Obligations on any Common Collateral shall be of equal priority.

(d)                                 Notwithstanding anything in this Agreement or any other Secured Credit Documents to the contrary, collateral consisting of cash and cash equivalents pledged to secure Credit Agreement Obligations consisting of reimbursement obligations in respect of letters of credit or otherwise held by the Credit Agreement Collateral Agent pursuant to Section 2.05(j) of the Credit Agreement] (or any equivalent successor provision) shall be applied as specified in the Credit Agreement and will not constitute Common Collateral.

SECTION 2.02              Actions with Respect to Common Collateral; Prohibition on Contesting Liens.

(a)                                 With respect to any Common Collateral, (i) notwithstanding Section 2.01, only the Collateral Agent shall act or refrain from acting with respect to the Common Collateral (including with respect to any intercreditor agreement with respect to any Common Collateral), and then only on the instructions of the Applicable Authorized Representative, (ii) the Collateral Agent shall not follow any instructions with respect to such Common Collateral (including with respect to any intercreditor agreement with respect to any Common Collateral) from any Non-Controlling Authorized Representative (or any other First-Priority Secured Party other than the Applicable Authorized Representative) and (iii) no Non-Controlling Authorized Representative or other First-Priority Secured Party (other than the Applicable Authorized Representative) shall or shall instruct the Collateral Agent to, commence any judicial or nonjudicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its security interest in or realize upon, or take any other action available to it in respect of, any Common Collateral (including with respect to any intercreditor agreement with respect to any Common Collateral), whether under any First-Priority Collateral Document, applicable law or otherwise, it being agreed that only the Collateral Agent, acting on the instructions of the Applicable Authorized Representative and in accordance with the applicable First-Priority Collateral Documents, shall be entitled to take any such actions or exercise any such remedies with respect to Common Collateral. Notwithstanding the equal priority of the Liens with respect to the Common Collateral securing each Series of First-Priority Obligations, the Collateral Agent (acting on the instructions of the Applicable Authorized Representative)

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may deal with the Common Collateral as if such Applicable Authorized Representative had a senior Lien on such Collateral. No Non-Controlling Authorized Representative or Non-Controlling Secured Party will contest, protest or object to any foreclosure proceeding or action brought by the Collateral Agent, the Applicable Authorized Representative or the Controlling Secured Parties or any other exercise by the Collateral Agent, the Applicable Authorized Representative or the Controlling Secured Parties of any rights and remedies relating to the Common Collateral or to cause the Collateral Agent to do so. The foregoing shall not be construed to limit the rights and priorities of any First-Priority Secured Party, Collateral Agent or any Authorized Representative with respect to any Collateral not constituting Common Collateral.

(b)                                 Each of the Authorized Representatives agrees that it will not accept any Lien on any Common Collateral for the benefit of any Series of First-Priority Obligations (other than funds deposited for the discharge or defeasance of any Secured Credit Documents governing such Series of First-Priority Obligations) other than pursuant to the First-Priority Collateral Documents and, by executing this Agreement (or a Joinder Agreement), each Authorized Representative and the Series of First-Priority Secured Parties for which it is acting hereunder agree to be bound by the provisions of this Agreement and the other First-Priority Collateral Documents applicable to it.

(c)                                  Each of the First-Priority Secured Parties agrees that it will not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any of the First-Priority Secured Parties in all or any part of the Collateral, or the provisions of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair (i) the rights of any of the Collateral Agent or any First-Priority Secured Party to enforce this Agreement or (ii) the rights of any First-Priority Secured Party from contesting or supporting any other Person in contesting the enforceability of any Lien purporting to secure First-Priority Obligations constituting unmatured interest pursuant to Section 502(b)(2) of the Bankruptcy Code (or any similar provision of any other applicable Bankruptcy Law).

SECTION 2.03              No Interference; Payment Over.

(a)                                 Each First-Priority Secured Party agrees that (i) it will not take or cause to be taken any action the purpose or intent of which is, or could be, to interfere, hinder or delay, in any manner, whether by judicial proceedings or otherwise, any sale, transfer or other disposition of the Common Collateral by the Collateral Agent, (ii) except as provided in Section 2.02, it shall have no right to (A) direct the Collateral Agent or any other First-Priority Secured Party to exercise any right, remedy or power with respect to any Common Collateral (including pursuant to any intercreditor agreement) or (B) consent to the exercise by the Collateral Agent or any other First-Priority Secured Party of any right, remedy or power with respect to any Common Collateral, (iii) it will not institute any suit or assert in any suit, Insolvency or Liquidation Proceeding, or other proceeding any claim against the Collateral Agent or any other First-Priority Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Common Collateral, and none of the Collateral Agent, any Applicable Authorized Representative or any other First-Priority Secured Party shall be liable for any action taken or omitted to be taken by the Collateral Agent, such Applicable Authorized Representative or other First-Priority Secured Party with respect to any Common Collateral in accordance with the provisions of this Agreement, (iv) it will not seek, and hereby waives any right, to have any Common Collateral

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or any part thereof marshaled upon any foreclosure or other disposition of such Collateral and (v) it will not attempt, directly or indirectly, whether by judicial proceedings or otherwise, to challenge the enforceability of any provision of this Agreement; provided that nothing in this Agreement shall be construed to prevent or impair the rights of any of the Collateral Agent or any other First-Priority Secured Party to enforce this Agreement.

(b)                                 Each First-Priority Secured Party hereby agrees that, if it shall obtain possession of any Common Collateral or shall realize any Proceeds or payment in respect of any such Common Collateral, pursuant to any First-Priority Collateral Document or by the exercise of any rights available to it under applicable law or in any Insolvency or Liquidation Proceeding or through any other exercise of remedies (including pursuant to any intercreditor agreement), at any time prior to the Discharge of each Series of First-Priority Obligations, then it shall hold such Common Collateral, Proceeds or payment in trust for the other First-Priority Secured Parties and promptly transfer such Common Collateral, Proceeds or payment, as the case may be, to the Collateral Agent, to be distributed by the Collateral Agent in accordance with the provisions of Section 2.01(a) hereof.

SECTION 2.04              Automatic Release of Liens; Amendments to First-Priority Collateral Documents.

(a)                                 If at any time any Common Collateral is transferred to a third party or otherwise disposed of, in each case, in connection with any enforcement by the Collateral Agent in accordance with the provisions of this Agreement, then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Liens in favor of the Collateral Agent for the benefit of each Series of First-Priority Secured Parties upon such Common Collateral will automatically be released and discharged upon final conclusion of foreclosure proceeding; provided that any proceeds of any Common Collateral realized therefrom shall be applied pursuant to Section 2.01 hereof.

(b)                                 Each First-Priority Secured Party agrees that the Collateral Agent may enter into any amendment (and, upon request (and sole expense) of the Companies, each Authorized Representative shall sign a consent to such amendment) to any First-Priority Collateral Document (including, without limitation, to release Liens securing any Series of First-Priority Obligations) so long as such amendment, subject to clause (d) below, is not prohibited by the terms of each then extant Secured Credit Document. Additionally, each First-Priority Secured Party agrees that the Collateral Agent may enter into any amendment (and, upon request (and sole expense) of the Companies, each Authorized Representative shall sign a consent to such amendment) to any First-Priority Collateral Document solely as such First-Priority Collateral Document relates to a particular Series of First-Priority Obligations (including, without limitation, to release Liens securing such Series of First-Priority Obligations) so long as, subject to clause (d) below, (x) such amendment is in accordance with the Secured Credit Document pursuant to which such Series of First-Priority Obligations was incurred and (y) such amendment does not adversely affect the First-Priority Secured Parties of any other Series.

(c)                                  Each Authorized Representative agrees to execute and deliver (at the sole cost and expense of the Grantors) all such authorizations and other instruments as shall reasonably be requested by the Collateral Agent to evidence and confirm any release of Common Collateral, whether in connection with a sale of such assets by the relevant owner pursuant to the preceding clauses or otherwise, or amendment to any First-Priority Collateral Document provided for in this Section.

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(d)                                 In determining whether an amendment to any First-Priority Collateral Document is not prohibited by this Section 2.04, the Collateral Agent may conclusively rely on a certificate of an officer of the Dutch Borrower stating in good faith that such amendment is not prohibited by Section 2.04(b) above.

SECTION 2.05              Certain Agreements with Respect to Bankruptcy or Insolvency Proceedings.

(a)                                 This Agreement shall continue in full force and effect notwithstanding the commencement of any Insolvency or Liquidation Proceeding under the Bankruptcy Code or any other Bankruptcy Law by or against any Company or any of its Subsidiaries.  The relative rights as to the Common Collateral and proceeds thereof shall continue after the commencement of any Insolvency or Liquidation Proceeding on the same basis as prior to the date of the petition therefor.

(b)                                 If any Grantor shall become subject to a case (a “Bankruptcy Case”) under the Bankruptcy Code or any other applicable Bankruptcy Law and shall, as debtor(s)-in-possession, move for approval of financing (“DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code (or any similar provision of any other applicable Bankruptcy Law) and/or the use of cash collateral under Section 363 of the Bankruptcy Code (or any similar provision of any other applicable Bankruptcy Law), each First-Priority Secured Party (other than any Controlling Secured Party or any Authorized Representative of any Controlling Secured Party) agrees that it will raise no objection to any such financing or to the Liens on the Common Collateral securing the same (“DIP Financing Liens”) and/or to any use of cash collateral that constitutes Common Collateral, unless any Controlling Secured Party, or an Authorized Representative of any Controlling Secured Party, shall then oppose or object to such DIP Financing or such DIP Financing Liens and/or use of cash collateral (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Common Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Common Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any First-Priority Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Common Collateral granted to secure the First-Priority Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priorities with respect to such Common Collateral as set forth herein), in each case so long as (A) the First-Priority Secured Parties of each Series retain the benefit of their Liens on all such Common Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other First-Priority Secured Parties (other than any Liens of the First-Priority Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the Bankruptcy Case, (B) the First-Priority Secured Parties of each Series are granted Liens on any additional collateral pledged to any First-Priority Secured Parties as adequate protection or otherwise in connection with such DIP Financing and/or use of cash collateral, with the same priority vis-a-vis the other First-Priority Secured Parties as set forth in this Agreement (other than any Liens of the First-Priority Secured Parties constituting DIP Financing Liens), (C) if any amount of such DIP Financing and/or cash collateral is applied to repay any of the First-Priority Obligations, such amount is applied pursuant to Section 2.01(a) of this Agreement, and (D) if any First-Priority Secured Parties are granted adequate protection, including in the form of periodic payments, in connection with such DIP Financing and/or use of cash collateral, the proceeds of such adequate protection is applied pursuant to Section 2.01(a) of this Agreement; provided that the

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First-Priority Secured Parties of each Series shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the First-Priority Secured Parties of such Series or its Authorized Representative that shall not constitute Common Collateral; and provided further that the First-Priority Secured Parties receiving adequate protection shall not object to any other First-Priority Secured Party receiving adequate protection comparable to any adequate protection granted to such First-Priority Secured Parties in connection with a DIP Financing and/or use of cash collateral.

SECTION 2.06              Reinstatement.  In the event that any of the First-Priority Obligations shall be paid in full and such payment or any part thereof shall subsequently, for whatever reason (including an order or judgment for disgorgement or avoidance of a preference, fraudulent transfer, or other avoidance action under the Bankruptcy Code, any other applicable Bankruptcy Law, or any similar law, or the settlement of any claim in respect thereof), be required to be returned or repaid, the terms and conditions of this Article II shall be fully applicable thereto until all such First-Priority Obligations shall again have been paid in full in cash.

SECTION 2.07              Insurance.  As between the First-Priority Secured Parties, the Collateral Agent, acting at the direction of the Applicable Authorized Representative, shall have the right to adjust or settle any insurance policy or claim covering or constituting Common Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Common Collateral.

SECTION 2.08              Refinancings.  The First-Priority Obligations of any Series may be Refinanced, in whole or in part, in each case without notice to, or the consent (except to the extent a consent is otherwise required to permit the refinancing transaction under any Secured Credit Document) of, any First-Priority Secured Party of any other Series, all without affecting the priorities provided for herein or the other provisions hereof; provided that the Authorized Representative of the holders of any such Refinancing indebtedness, if not already a party hereto, shall have executed a Joinder Agreement on behalf of the holders of such Refinancing indebtedness.

SECTION 2.09              Possessory Collateral Agent as Gratuitous Bailee/Agent for Perfection.

(a)                                 The Collateral Agent agrees to hold any Common Collateral constituting Possessory Collateral that is part of the Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee and/or gratuitous agent for the benefit of each other First-Priority Secured Party and any assignee solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable First-Priority Collateral Documents, in each case, subject to the terms and conditions of this Section 2.09. Pending delivery to the Collateral Agent, each other Authorized Representative agrees to hold any Common Collateral constituting Possessory Collateral, from time to time in its possession, as gratuitous bailee and/or gratuitous agent for the benefit of each other First-Priority Secured Party and any assignee, solely for the purpose of perfecting the security interest granted in such Possessory Collateral, if any, pursuant to the applicable First-Priority Collateral Documents, in each case, subject to the terms and conditions of this Section 2.09.

(b)                                 The duties or responsibilities of the Collateral Agent and each other Authorized Representative under this Section 2.09 shall be limited solely to holding any

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Common Collateral constituting Possessory Collateral as gratuitous bailee and/or gratuitous agent for the benefit of each other First-Priority Secured Party for purposes of perfecting the Lien held by such First-Priority Secured Parties therein.

(c)                                  The agreement of the Collateral Agent to act as gratuitous bailee and/or gratuitous agent pursuant to this Section 2.09 is intended, among other things, to satisfy the requirements of Sections 8-106(d)(3), 8-301(a)(2), 9-104(a)(2) and 9-313(c) of the UCC.

ARTICLE III

Existence and Amounts of Liens and Obligations

Whenever the Collateral Agent or any Authorized Representative shall be required, in connection with the exercise of its rights or the performance of its obligations hereunder, to determine the existence or amount of any First-Priority Obligations of any Series, or the Common Collateral subject to any Lien securing the First-Priority Obligations of any Series, it may request that such information be furnished to it in writing by each other Authorized Representative and shall be entitled to make such determination on the basis of the information so furnished; provided, however, that, if an Authorized Representative shall fail or refuse reasonably promptly to provide the requested information, the requesting Collateral Agent or Authorized Representative shall be entitled to make any such determination or not make any determination by such method as it may, in the exercise of its good faith judgment, determine, including by reliance upon a certificate of the Dutch Borrower. The Collateral Agent and each Authorized Representative may rely conclusively, and shall be fully protected in so relying, on any determination made by it in accordance with the provisions of the preceding sentence (or as otherwise directed by a court of competent jurisdiction) and shall have no liability to any Grantor, any First-Priority Secured Party or any other person as a result of such determination.

ARTICLE IV

The Collateral Agent

SECTION 4.01              Appointment and Authority.

(a)                                 Each of the First-Priority Secured Parties hereby irrevocably appoints Deutsche Bank AG New York Branch to act on its behalf as the Collateral Agent hereunder and under each of the other First-Priority Collateral Documents and authorizes the Collateral Agent to take such actions on its behalf and to exercise such powers as are delegated to the Collateral Agent by the terms hereof or thereof, including for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any Grantor to secure any of the First-Priority Obligations, together with such powers and discretion as are reasonably incidental thereto. In connection therewith, the Collateral Agent and any co-agents, sub-agents and attorneys-in-fact appointed by the Collateral Agent pursuant to Section 4.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under any of the First-Priority Collateral Documents, or for exercising any rights and remedies thereunder at the direction of the Applicable Authorized Representative, shall be entitled to the benefits of all provisions of this Article VIII of the Credit Agreement (or, in each case, the Equivalent Provision thereof) and the equivalent provision of any Other First-Priority Agreement (as though such co-agents, sub-agents and attorneys-in-fact were the “Collateral Agent” under the First-Priority Collateral Documents) as if set forth in full herein with respect thereto.

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(b)                                 Each Non-Controlling Secured Party acknowledges and agrees that the Collateral Agent shall be entitled, for the benefit of the First-Priority Secured Parties, to sell, transfer or otherwise dispose of or deal with any Common Collateral as provided herein and in the First-Priority Collateral Documents, without regard to any rights to which Non-Controlling Secured Parties would otherwise be entitled as a result of holding any First-Priority Obligations. Without limiting the foregoing, each Non-Controlling Secured Party agrees that none of the Collateral Agent, the Applicable Authorized Representative or any other First-Priority Secured Party shall have any duty or obligation first to marshal or realize upon any type of Common Collateral (or any other Collateral securing any of the First-Priority Obligations), or to sell, dispose of or otherwise liquidate all or any portion of such Common Collateral (or any other Collateral securing any First-Priority Obligations), in any manner that would maximize the return to the Non-Controlling Secured Parties, notwithstanding that the order and timing of any such realization, sale, disposition or liquidation may affect the amount of proceeds actually received by the Non-Controlling Secured Parties from such realization, sale, disposition or liquidation. Each of the First-Priority Secured Parties waives any claim it may now or hereafter have against the Collateral Agent or the Authorized Representative of any other Series of First-Priority Obligations or any other First-Priority Secured Party of any other Series arising out of (i) any actions which the Collateral Agent, any Authorized Representative or any First-Priority Secured Party takes or omits to take (including, actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, sale, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the First-Priority Obligations from any account debtor, guarantor or any other party) in accordance with the First-Priority Collateral Documents or any other agreement related thereto or to the collection of the First-Priority Obligations or the valuation, use, protection or release of any security for the First-Priority Obligations, (ii) any election by any Applicable Authorized Representative or any holders of First-Priority Obligations, in any Insolvency or Liquidation Proceeding, of the application of Section 1111(b) of the Bankruptcy Code (or any similar provision of any other applicable Bankruptcy Law) or (iii) subject to Section 2.05 of this Agreement, any borrowing or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code (or any similar provision of any other applicable Bankruptcy Law) by any Company or any of its Subsidiaries, as debtor-in-possession. Notwithstanding any other provision of this Agreement, the Collateral Agent shall not accept any Common Collateral in full or partial satisfaction of any First-Priority Obligations pursuant to Section 9-620 of the Uniform Commercial Code of any jurisdiction, without the consent of each Authorized Representative representing holders of First-Priority Obligations for whom such Collateral constitutes Common Collateral.

SECTION 4.02              Rights as a First-Priority Secured Party. The Person serving as the Collateral Agent hereunder shall have the same rights and powers in its capacity as a First-Priority Secured Party under any Series of First-Priority Obligations that it holds as any other First-Priority Secured Party of such Series and may exercise the same as though it were not the Collateral Agent and the term “First-Priority Secured Party” or “First-Priority Secured Parties” or (as applicable) “Credit Agreement Secured Party”, “Credit Agreement Secured Parties”, “Initial Other First-Priority Secured Party”, “Initial Other First-Priority Secured Parties”, “Other First-Priority Secured Party” or “Other First-Priority Secured Parties” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Collateral Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with any Company or any Subsidiary of any Company

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or other Affiliate thereof as if such Person were not the Collateral Agent hereunder and without any duty to account therefor to any other First-Priority Secured Party.

SECTION 4.03              Exculpatory Provisions.

(a)                                 The Collateral Agent shall not have any duties or obligations except those expressly set forth herein and in the other First-Priority Collateral Documents.  Without limiting the generality of the foregoing, the Collateral Agent:

(i)                                     shall not be subject to any fiduciary or other implied duties of any kind or nature to any Person, regardless of whether an Event of Default has occurred and is continuing;

(ii)                                  shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other First-Priority Collateral Documents that the Collateral Agent is required to exercise as directed in writing by the Applicable Authorized Representative; provided that the Collateral Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Collateral Agent to liability or that is contrary to any First-Priority Collateral Document, any Secured Credit Document or applicable law;

(iii)                               shall not, except as expressly set forth herein and in the other First-Priority Collateral Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Company or any of its Affiliates that is communicated to or obtained by the Person serving as the Collateral Agent or any of its Affiliates in any capacity;

(iv)                              shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Applicable Authorized Representative or (ii) in the absence of its own gross negligence or willful misconduct or (iii) in reliance on a certificate of an authorized officer of the Dutch Borrower stating that such action is not prohibited by the terms of this Agreement.  The Collateral Agent shall be deemed not to have knowledge of any Event of Default under any Series of First-Priority Obligations unless and until notice describing such Event of Default is given to the Collateral Agent by the Authorized Representative of such First-Priority Obligations or any Company;

(v)                                 shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other First-Priority Collateral Document or Secured Credit Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other First-Priority Collateral Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the First-Priority Collateral Documents, (v) the value or the sufficiency of any Collateral for any Series of First-Priority Obligations, or (vi) the satisfaction of any condition set forth in any First-Priority Collateral Document (to the extent applicable) or Secured Credit Document, other than to confirm receipt of items expressly required to be delivered to the Collateral Agent;

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(vi)                              shall not have any fiduciary duties or contractual obligations of any kind or nature under any Other First-Priority Agreement (but shall be entitled to all protections provided to the Collateral Agent therein);

(vii)                           with respect to the Credit Agreement, any Other First-Priority Agreement or any First-Priority Collateral Document, may conclusively assume that the Grantors have complied with all of their obligations thereunder unless advised in writing by the Authorized Representative thereunder to the contrary specifically setting forth the alleged violation; and

(viii)                        may conclusively rely on any certificate of an officer of the Dutch Borrower provided pursuant to Section 2.04(d) hereof.

(b)                                 Each First-Priority Secured Party acknowledges that, in addition to acting as the initial Collateral Agent, Deutsche Bank AG New York Branch also serves as Administrative Agent under the Credit Agreement and each First-Priority Secured Party hereby agrees not to assert any claim (including as a result of any conflict of interest) against Deutsche Bank AG New York Branch, or any successor, arising from the role of Administrative Agent under the Credit Agreement so long as Deutsche Bank AG New York Branch, or any such successor is either acting in accordance with the express terms of such documents or otherwise has not engaged in gross negligence or willful misconduct.

(c)                                  The Initial Other Authorized Representative and the Initial Other First-Priority Secured Parties hereby waive any claim they may now or hereafter have against the Collateral Agent or any other First-Priority Secured Parties arising out of (i) any actions which the Collateral Agent (or any of its representatives) takes or omits to take (including actions with respect to the creation, perfection or continuation of Liens on any Collateral, actions with respect to the foreclosure upon, disposition, release or depreciation of, or failure to realize upon, any of the Collateral and actions with respect to the collection of any claim for all or any part of the Obligations from any account debtor, guarantor or any other party) in accordance with any relevant First-Priority Collateral Documents, or any other agreement related thereto, or to the collection of the Obligations or the valuation, use, protection or release of any security for the Obligations, (ii) any election by the Collateral Agent (or any of its agents), in any Insolvency or Liquidation Proceeding, of the application of Section 1111(b) of the Bankruptcy Code (or any similar provision of any other applicable Bankruptcy Law), or (iii) subject to Section 2.05, any borrowing by, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code (or any similar provision of any other applicable Bankruptcy Law) by, any Company or any of its Subsidiaries, as debtor-in-possession.

SECTION 4.04              Reliance by Collateral Agent.  The Collateral Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Collateral Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. The Collateral Agent may consult with legal counsel (who may include, but shall not be limited to counsel for the Companies or counsel for the Administrative Agent), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

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SECTION 4.05              Delegation of Duties.  The Collateral Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other First-Priority Collateral Document by or through any one or more sub-agents appointed by the Collateral Agent. The Collateral Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates.  The exculpatory provisions of this Article shall apply to any such sub-agent and to the Affiliates of the Collateral Agent and any such sub-agent.

SECTION 4.06              Resignation of Collateral Agent.  The Collateral Agent may at any time give notice of its resignation as Collateral Agent under this Agreement and the other First-Priority Collateral Documents to each Authorized Representative and the Dutch Borrower. Upon receipt of any such notice of resignation, the Applicable Authorized Representative shall have the right (subject, unless an Event of Default relating to a payment default or the commencement of an Insolvency or Liquidation Proceeding has occurred and is continuing, to the consent of the Dutch Borrower (not to be unreasonably withheld or delayed)), to appoint a successor, which shall be a bank or trust company with an office in the United States, or an Affiliate of any such bank or trust company with an office in the United States. If no such successor shall have been so appointed by the Applicable Authorized Representative and shall have accepted such appointment within 10 days after the retiring Collateral Agent gives notice of its resignation, then the retiring Collateral Agent may, on behalf of the First-Priority Secured Parties, appoint a successor Collateral Agent meeting the qualifications set forth above; provided that, if the Collateral Agent shall notify the Dutch Borrower and each Authorized Representative that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Collateral Agent shall be discharged from its duties and obligations hereunder and under the other First-Priority Collateral Documents (except that in the case of any collateral security held by the Collateral Agent on behalf of the First-Priority Secured Parties under any of the First-Priority Collateral Documents, the retiring Collateral Agent shall continue to hold such collateral security solely for purposes of maintaining the perfection of the security interests of the First-Priority Secured Parties therein until such time as a successor Collateral Agent is appointed but with no obligation to take any further action at the request of the Applicable Authorized Representative, any Other First-Priority Secured Parties or any Grantor) and (b) all payments, communications and determinations provided to be made by, to or through the Collateral Agent shall instead be made by or to each Authorized Representative directly, until such time as the Applicable Authorized Representative appoints a successor Collateral Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Collateral Agent hereunder and under the First-Priority Collateral Documents, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Collateral Agent, and the retiring Collateral Agent shall be discharged from all of its duties and obligations hereunder and under the other First-Priority Collateral Documents (if not already discharged therefrom as provided above in this Section). After the retiring Collateral Agent’s resignation hereunder and under the other First-Priority Collateral Documents, the provisions of this Article, Sections 8.07 and 9.05 of the Credit Agreement (or, in each case, the Equivalent Provisions thereof) and the equivalent provision of any Other First-Priority Agreement and First-Priority Collateral Document shall continue in effect for the benefit of such retiring Collateral Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Collateral Agent was acting as Collateral Agent. Upon any notice of resignation of the Collateral Agent hereunder and under the other First-Priority Collateral Documents, the Companies agree to use commercially reasonable efforts to transfer (and maintain the validity and priority of) the Liens in favor of the retiring Collateral Agent under the First-Priority Collateral Documents to the successor Collateral Agent as promptly as practicable.

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SECTION 4.07              Non-Reliance on Collateral Agent and Other First-Priority Secured Parties.  Each First-Priority Secured Party, other than the Initial Other Authorized Representative, acknowledges that it has, independently and without reliance upon the Collateral Agent, any Authorized Representative or any other First-Priority Secured Party or any of their Affiliates and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement and the other Secured Credit Documents. Each First-Priority Secured Party also acknowledges that it will, independently and without reliance upon the Collateral Agent, any Authorized Representative or any other First-Priority Secured Party or any of their Affiliates and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Secured Credit Document or any related agreement or any document furnished hereunder or thereunder.

SECTION 4.08              Collateral and Guaranty Matters.  Each of the First-Priority Secured Parties irrevocably authorizes the Collateral Agent, at its option and in its discretion,

(a)                                 to release any Lien on any property granted to or held by the Collateral Agent under any First-Priority Collateral Document in accordance with Section 2.04 of this Agreement or upon receipt of a certificate from an officer of the Dutch Borrower stating that the release of such Lien is not prohibited by the terms of each then extant Secured Credit Document, on which the Collateral Agent may conclusively rely; and

(b)                                 to release any Grantor from its obligations under the First-Priority Collateral Documents upon receipt of a certificate from an officer of the Dutch Borrower stating that such release is not prohibited by the terms of each then extant Secured Credit Document, on which the Collateral Agent may conclusively rely.

ARTICLE V

Miscellaneous

SECTION 5.01              Notices.  All notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by telecopy, as follows:

(a)                                 if to the Collateral Agent or the Administrative Agent, to it as provided in the Credit Agreement;

(b)                                 if to the Initial Other Authorized Representative, to it at as provided in the Initial Other First-Priority Agreement; and

(c)                                  if to any additional other Authorized Representative, to it at the address set forth in the applicable Joinder Agreement.

Any party hereto may change its address or telecopy number for notices and other communications hereunder by notice to the other parties hereto. All notices and other communications given to any party hereto in accordance with the provisions of this Agreement shall be deemed to have been given on the date of receipt (if a Business Day) and on the next Business Day thereafter (in all other cases) if delivered by hand or overnight courier service or sent by telecopy or on the date five Business Days after dispatch by certified or registered mail if mailed, in each case delivered, sent or mailed (properly addressed) to such party as provided in

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this Section 5.01 or in accordance with the latest unrevoked direction from such party given in accordance with this Section 5.01.  As agreed to in writing among the Collateral Agent and each Authorized Representative from time to time, notices and other communications may also be delivered by e-mail to the e-mail address of a representative of the applicable person provided from time to time by such person.

SECTION 5.02              Waivers; Amendment; Joinder Agreements.

(a)                                 No failure or delay on the part of any party hereto in exercising any right or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereto are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by any party therefrom shall in any event be effective unless the same shall not be prohibited by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice or demand on any party hereto in any case shall entitle such party to any other or further notice or demand in similar or other circumstances.

(b)                                 Neither this Agreement nor any provision hereof may be terminated, waived, amended or modified (other than pursuant to any Joinder Agreement) except pursuant to an agreement or agreements in writing entered into by each Authorized Representative (or its authorized agent), the Collateral Agent and the Dutch Borrower.  Notwithstanding anything in this Section 5.02(b) to the contrary, this Agreement may be amended from time to time at the request of any Company, at such Company’s expense, and without the consent of any Authorized Representative, the Collateral Agent or any First-Priority Secured Party to add other parties holding Other First-Priority Obligations (or any agent or trustee therefor) to the extent such obligations are not prohibited by any Secured Credit Document.  Each party to this Agreement agrees that (i) at the request (and sole expense) of any Company, without the consent of any First-Priority Secured Party, each of the Authorized Representatives shall execute and deliver an acknowledgment and confirmation of such modifications and/or enter into an amendment, a restatement or a supplement of this Agreement to facilitate such modifications (it being understood that such actions shall not be required for the effectiveness of any such modifications) and (ii) the Companies shall be beneficiaries of this Section 5.02(b).

(c)                                  Notwithstanding the foregoing, without the consent of any First-Priority Secured Party, any Authorized Representative may become a party hereto by execution and delivery of a Joinder Agreement in accordance with Section 5.15 and, upon such execution and delivery, such Authorized Representative and the Other First-Priority Secured Parties and Other First-Priority Obligations of the Series for which such Authorized Representative is acting shall be subject to the terms hereof and the terms of the other First-Priority Collateral Documents applicable thereto.

SECTION 5.03              Parties in Interest.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, as well as the other First-Priority Secured Parties, all of whom are intended to be bound by, and to be third party beneficiaries of, this Agreement.

SECTION 5.04              Survival of Agreement.  All covenants, agreements, representations and warranties made by any party in this Agreement shall be considered to have

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been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement.

SECTION 5.05              Counterparts.  This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract. Delivery of an executed signature page to this Agreement by facsimile transmission or via electronic mail shall be as effective as delivery of a manually signed counterpart of this Agreement.

SECTION 5.06              Severability.  Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction. The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 5.07              Governing Law.  THIS AGREEMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY PRINCIPLE OF CONFLICTS OF LAW THAT COULD REQUIRE THE APPLICATION OF ANY OTHER LAW.

SECTION 5.08              Submission to Jurisdiction; Waivers.  The Collateral Agent and each Authorized Representative, on behalf of itself and the First-Priority Secured Parties of the Series for whom it is acting, irrevocably and unconditionally:

(a)                                 submits for itself and its property in any legal action or proceeding relating to this Agreement and the First-Priority Collateral Documents, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the state and federal courts located in New York County and appellate courts from any thereof and waives any objection to any action instituted hereunder in any such court based on forum non conveniens, and any objection to the venue of any action instituted hereunder in any such court;

(b)                                 consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(c)                                  agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such Person (or its Authorized Representative) at the address referred to in Section 5.01 hereof;

(d)                                 agrees that nothing herein shall affect the right of any other party hereto (or any First-Priority Secured Party) to effect service of process in any other manner permitted by law; and

23

(e)                                  waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section 5.08 any special, exemplary, punitive or consequential damages.

SECTION 5.09              WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO IN CONNECTION WITH THE SUBJECT MATTER HEREOF.

SECTION 5.10              Headings.  Article, Section and Annex headings used herein are for convenience of reference only, are not part of this Agreement and are not to affect the construction of, or to be taken into consideration in interpreting, this Agreement.

SECTION 5.11              Conflicts.  In the event of any conflict between the terms of this Agreement and the terms of any of the other Secured Credit Documents or First-Priority Collateral Documents, the terms of this Agreement shall govern.

SECTION 5.12              Provisions Solely to Define Relative Rights.  The provisions of this Agreement are and are intended solely for the purpose of defining the relative rights of the First-Priority Secured Parties in relation to one another. None of the Companies, any other Grantor or any other creditor thereof shall have any rights or obligations hereunder, except as expressly provided in this Agreement (provided that nothing in this Agreement (other than Section 2.04, 2.05, 2.08, 2.09 or Article V) is intended to or will amend, waive or otherwise modify the provisions of the Credit Agreement or any Other First-Priority Agreements), and none of the Companies or any other Grantor may rely on the terms hereof (other than Sections 2.04, 2.05, 2.08, 2.09 and Article V). Nothing in this Agreement is intended to or shall impair the obligations of any Grantor, which are absolute and unconditional, to pay the First-Priority Obligations as and when the same shall become due and payable in accordance with their terms.

SECTION 5.13              Authorized Representatives. Each of the Authorized Representative under the Credit Agreement and the Initial Other Authorized Representative is executing and delivering this Agreement solely in its capacity as such and pursuant to directions set forth in the Credit Agreement or the Initial Other First-Priority Agreement, as applicable; and in so doing, neither the Authorized Representative under the Credit Agreement nor the Initial Other Authorized Representative shall be responsible for the terms or sufficiency of this Agreement for any purpose.  Each of the Authorized Representative under the Credit Agreement and the Initial Other Authorized Representative shall not have duties or obligations under or pursuant to this Agreement other than such duties expressly set forth in this Agreement as duties on its part to be performed or observed.  In entering into this Agreement, or in taking (or forbearing from) any action under or pursuant to this Agreement, each of the Authorized Representative under the Credit Agreement and the Initial Other Authorized Representative shall have and be protected by all of the rights, immunities, indemnities and other protections granted to it under the Credit Agreement or the Initial Other First-Priority Agreement, as applicable.

SECTION 5.14              Junior Lien Intercreditor Agreements.  The Collateral Agent, the Administrative Agent, the Initial Other Authorized Representative and each other Authorized Representative hereby appoint the Collateral Agent to act as agent on their behalf pursuant to and in connection with the execution of any intercreditor agreements governing any Liens on the Common Collateral junior to Liens securing the First-Priority Obligations.  The Collateral Agent,

24

solely in such capacity under any such intercreditor agreements, shall take direction from the Applicable Authorized Representative with respect to the Common Collateral.

SECTION 5.15              Additional Grantors. The Grantors agree that, if any Subsidiary shall become a Grantor after the date hereof, it will promptly cause such Subsidiary to become party hereto by executing and delivering an instrument in a form reasonably acceptable to the Collateral Agent. Upon such execution and delivery, such Subsidiary will become a Grantor hereunder with the same force and effect as if originally named as a Grantor herein. The execution and delivery of such instrument shall not require the consent of any party hereunder. The rights and obligations of each Grantor hereunder shall remain in full force and effect notwithstanding the addition of any new Grantor as a party to this Agreement.

SECTION 5.16              Other First-Priority Obligations. On or after the date hereof and so long as such obligations are not prohibited by the Credit Agreement and are not prohibited by any First-Priority Agreement then in effect, the Borrowers may from time to time designate obligations in respect of Indebtedness to be secured on a pari passu basis with the Other First-Priority Obligations then in effect under the applicable First-Priority Security Documents by delivering to the Applicable Authorized Representative and each Authorized Representative (a) a certificate signed by a Responsible Officer of the Dutch Borrower (i) identifying the obligations so designated and the initial aggregate principal amount or face amount thereof, (ii) stating that such obligations are designated as Other First-Priority Obligations for purposes hereof, (iii) representing that such designation of such obligations as Other First-Priority Obligations is not prohibited by the Credit Agreement or by any Other First-Priority Agreement then in effect and (iv) specifying the name and address of the Authorized Representative for such obligations and (b) a fully executed Other First-Priority Secured Party Consent (substantially in the form attached as Annex B).

[Remainder of this page intentionally left blank]

25

IN WITNESS WHEREOF, the parties hereto have caused this First Lien/First Lien Intercreditor Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

DEUTSCHE BANK AG NEW YORK BRANCH,
as Collateral Agent

By:
Name:
Title:

DEUTSCHE BANK AG NEW YORK BRANCH,
as Authorized Representative under the Credit Agreement

By:
Name:
Title:

[ ],
as Initial Other Authorized Representative

By:
Name:
Title

[First Lien/First Lien Intercreditor Agreement]

Annex A

to First Lien/First Lien Intercreditor Agreement

[Form of]

CONSENT OF GRANTORS

Dated: [            ]

Reference is made to the First Lien/First Lien Intercreditor Agreement, dated as of [  ], 20[  ], among Deutsche Bank AG New York Branch, as Collateral Agent, Deutsche Bank AG New York Branch, as Authorized Representative under the Credit Agreement, and [  ], as Initial Other Authorized Representative (as the same may be amended, restated, supplemented, waived, or otherwise modified from time to time, the “Intercreditor Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

Each of the Grantors party hereto has read the foregoing Intercreditor Agreement and consents thereto. Each of the Grantors party hereto agrees that it will not take any action that would be contrary to the express provisions of the foregoing Intercreditor Agreement, agrees to abide by the requirements expressly applicable to it under the foregoing Intercreditor Agreement and agrees that, except as otherwise provided therein, no First-Priority Secured Party shall have any liability to any Grantor for acting in accordance with the provisions of the foregoing Intercreditor Agreement. Each of the Grantors party hereto confirms that the foregoing Intercreditor Agreement is for the sole benefit of the First-Priority Secured Parties and their respective successors and assigns, and that no Grantor is an intended beneficiary or third party beneficiary thereof except to the extent otherwise expressly provided therein.

Each of the Grantors party hereto agrees to take such further action and to execute and deliver such additional documents and instruments (in recordable form, if requested) as the Collateral Agent may reasonably request to effectuate the terms of and the lien priorities contemplated by the Intercreditor Agreement.

This Consent of Grantors shall be governed and construed in accordance with the laws of the State of New York. Notices delivered to the Grantors pursuant to this Consent of Grantors shall be delivered in accordance with the notice provisions set forth in the Intercreditor Agreement.

[Signatures follow.]

IN WITNESS HEREOF, this Consent of Grantors is hereby executed by each of the Grantors as of the date first written above.

[NAMES OF GRANTORS]

By:
Name:
Title:

[Other First-Priority Secured Party Consent]

Annex B

to First Lien/First Lien Intercreditor Agreement

[Form of]

Other First-Priority Secured Party Consent

[Date]

The undersigned is the Authorized Representative for Persons wishing to become Secured Parties (the “New Secured Parties”) under the First Lien/First Lien Intercreditor Agreement dated as of [                ], among Deutsche Bank AG New York Branch, as Applicable Authorized Representative, Deutsche Bank AG New York Branch, as Authorized Representative under the Credit Agreement, and [         ], as Initial Other Authorized Representative (as the same may be amended, restated, supplemented, waived, or otherwise modified from time to time, the “Intercreditor Agreement”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Intercreditor Agreement.

In consideration of the foregoing, the undersigned hereby:

(i)                                     represents that the Authorized Representative has been duly authorized by the New Secured Parties to become a party to the Intercreditor Agreement on behalf of the New Secured Parties under that [DESCRIBE OPERATIVE AGREEMENT] (the “New Secured Obligation”) and to act as the Authorized Representative for the New Secured Parties;

(ii)                                  acknowledges that the Authorized Representative has received a copy of the Intercreditor Agreement;

(iii)                               accepts and acknowledges the terms of the Intercreditor Agreement and the First-Priority Collateral Documents applicable to it and the New Secured Parties and agrees to serve as Authorized Representative for the New Secured Parties with respect to the New Secured Obligations and agrees on its own behalf and on behalf of the New Secured Parties to be bound by the terms thereof applicable to holders of Other First-Priority Obligations, with all the rights and obligations of a Secured Party thereunder and bound by all the provisions thereof as fully as if it had been a Secured Party on the effective date of the Intercreditor Agreement and agrees that its address for receiving notices pursuant to the Intercreditor Agreement shall be as follows:

[Address]

THIS OTHER FIRST-PRIORITY SECURED PARTY CONSENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

[Authorized Representative]

By:
Name:
Title:

[Other First-Priority Secured Party Consent]

EXHIBIT H

FORM OF

FIRST LIEN/SECOND LIEN INTERCREDITOR AGREEMENT

[Attached]

EXHIBIT H

FORM OF

FIRST LIEN/SECOND LIEN INTERCREDITOR AGREEMENT(17)

dated as of

[   ], 20[   ]

among

DEUTSCHE BANK AG NEW YORK BRANCH,

as Credit Agreement Agent,

DEUTSCHE BANK AG NEW YORK BRANCH,

as First-Priority Collateral Agent,

[   ],

as Initial Second-Priority Collateral Agent and Second-Priority Collateral Agent

STARS GROUP HOLDINGS B.V.,

STARS GROUP (US) CO-BORROWER, LLC,

TSG AUSTRALIA HOLDINGS PTY LTD,

NARIS LIMITED

And

The Subsidiaries Named Herein

(17)  Other Security Documents to be updated as necessary in connection with negotiation and execution of this Agreement.

i

6.3	Adequate Protection	24

6.4	Preference Issues	25

6.5	Application	25

6.6	506(c) Claims	25

6.7	Reorganization Securities	25

6.8	Voting	26

6.9	Post-Petition Interest	26

Section 7.	Reliance; Waivers; etc.	27

7.1	Reliance	27

7.2	No Warranties or Liability	27

7.3	Obligations Unconditional	28

Section 8.	Miscellaneous	28

8.1	Conflicts	28

8.2	Continuing Nature of this Agreement; Severability	29

8.3	Amendments; Waivers	29

8.4	Information Concerning Financial Condition of the Companies and the Subsidiaries	30

8.5	Subrogation	30

8.6	Application of Payments	31

8.7	Consent to Jurisdiction; Waivers	31

8.8	Notices	31

8.9	Further Assurances	32

8.10	Governing Law	32

8.11	Binding on Successors and Assigns	32

8.12	Specific Performance	32

8.13	Section Titles	32

8.14	Counterparts	32

8.15	Authorization	32

8.16	No Third Party Beneficiaries; Successors and Assigns	33

8.17	Effectiveness	33

8.18	First-Priority Representatives and Second-Priority Representatives	33

8.19	Relative Rights	33

8.20	Second-Priority Collateral Agent	34

8.21	Joinder Requirements	34

8.22	Intercreditor Agreements	34

ii

8.23	Additional Guarantors	35

Exhibits and Schedule

Exhibit A                                             Form of Joinder Agreement (Other First-Priority Obligations)

Exhibit B                                             Form of Joinder Agreement (Other Second-Priority Obligations)

Schedule I                                       Subsidiary Parties

iii

FORM OF FIRST LIEN/SECOND LIEN INTERCREDITOR AGREEMENT

FIRST LIEN/SECOND LIEN INTERCREDITOR AGREEMENT dated as of [  ], [  ], among DEUTSCHE BANK AG NEW YORK BRANCH (“Deutsche Bank”), as Credit Agreement Agent, DEUTSCHE BANK AG NEW YORK BRANCH, as First-Priority Collateral Agent, [  ], as Initial Second-Priority Collateral Agent and Second-Priority Collateral Agent, Stars Group Holdings B.V., a besloten vennootschap incorporated under the laws of the Netherlands (the “Dutch Borrower”), Stars Group (US) Co-Borrower, LLC, a Delaware limited liability company (the “Co-Borrower”), TSG Australia Holdings Pty Ltd, a proprietary company with limited liability incorporated under the laws of Australia (the “Australian Borrower”), Naris Limited, a limited company incorporated under the laws of the Isle of Man (the “Isle of Man Borrower” and, together with the Dutch Borrower, Co-Borrower and the Australian Borrower, the “Companies” and each individually, a “Company”), and each Subsidiary of the Dutch Borrower listed on Schedule I hereto.

A.                                    The Companies, Stars Group Holdings Coöperatieve U.A., a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands (“Holdings”), Stars Group (US) Holdings, LLC, a limited liability company formed under the laws of Delaware (“U.S. Holdings”), the lenders party thereto from time to time, Deutsche Bank, as administrative agent, and others are party to the Syndicated Facility Agreement dated as of July 10, 2018 (as amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”).

B.                                    The Credit Agreement is included in the definition of “[Credit Agreement]” under the Initial Second-Priority Agreement (as defined below), and the Obligations of the Companies and certain of their Subsidiaries under the Credit Agreement and the Credit Agreement Documents executed or delivered pursuant thereto constitute First-Priority Obligations.

C.                                    The Companies, [U.S. Holdings,] [Holdings,] certain of their Subsidiaries, the Initial Second-Priority Collateral Agent and others are party to the [  ] dated as of [  ], 20[  ] (as amended, restated, supplemented or otherwise modified from time to time, the “Initial Second-Priority Agreement”). The Obligations of the Companies [and certain of their Subsidiaries] under the Initial Second-Priority Agreement and the other Initial Second-Priority Documents constitute Initial Second-Priority Obligations hereunder.

Accordingly, in consideration of the foregoing, the mutual covenants and obligations herein set forth and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Section 1.                                          Definitions.

1.1                               Defined Terms.  As used in this Agreement, the following terms have the meanings specified below:

1

“Agreement” shall mean this Intercreditor Agreement, as amended, renewed, extended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Australian Borrower” shall have the meaning set forth in the preamble.

“Bankruptcy Code” shall mean Title 11 of the United States Code, as now or hereinafter in effect.

“Bankruptcy Law” shall mean the Bankruptcy Code and any similar Federal, state or foreign law for the relief of debtors.

“Cash Management Obligations” means, with respect to any Person, all obligations, whether now owing or hereafter arising, of such Person in respect of overdrafts or other liabilities owed to any other Person that arise from treasury, depositary or cash management services, including any automated clearing house or other electronic transfers of funds, credit cards, purchase or debit cards, e-payable services or any similar transactions, including any services or transactions of the type referred to in the definition of “Cash Management Agreement” in the Credit Agreement.

“Common Collateral” means all of the assets of any Grantor, whether real, personal or mixed, constituting both First-Priority Collateral and Second-Priority Collateral.

“Company” shall have the meaning set forth in the preamble.

“Comparable Second-Priority Collateral Document” shall mean, in relation to any Common Collateral subject to any Lien created under any First-Priority Collateral Document, those Second-Priority Collateral Documents that create a Lien on the same Common Collateral, granted by the same Grantor.

“Co-Borrower” shall have the meaning set forth in the preamble.

“Credit Agreement” shall have the meaning set forth in the recitals.

“Credit Agreement Agent” shall mean Deutsche Bank, in its capacity as administrative agent under the Credit Agreement and as administrative agent and/or collateral agent, as applicable, under the other Credit Agreement Documents, and its permitted successors in such capacity.

“Credit Agreement Collateral Documents” means the Security Documents (as defined in the Credit Agreement) and any other documents now existing or entered into after the date hereof that create Liens on any assets or properties of any Grantor to secure any Credit Agreement Obligations.

“Credit Agreement Documents” means the Credit Agreement, the Credit Agreement Collateral Documents and the other “Loan Documents” as defined in the Credit Agreement.

2

“Credit Agreement Obligations” means all “Loan Obligations” (as such term is defined in the Credit Agreement) of the Companies and other obligors under the Credit Agreement or any of the other Credit Agreement Documents, and all other obligations to pay principal, premium, if any, and interest, fees and expenses (including any interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, regardless of whether allowed or allowable in such proceeding) when due and payable, and all other amounts due or to become due under or in connection with the Credit Agreement Documents and the performance of all other Obligations of the obligors thereunder to the lenders and agents under the Credit Agreement Documents, according to the respective terms thereof.

“Credit Agreement Secured Obligations” means, collectively, (i) the Credit Agreement Obligations, (ii) any First-Priority Cash Management Obligations and First-Priority Hedging Obligations included in the term “Obligations” as defined in the Credit Agreement and (iii) to the extent not otherwise covered in clauses (i) and (ii) above, all other “Obligations” (as such term is defined in the Credit Agreement).

“Credit Agreement Secured Parties” means the “Secured Parties” as defined in the Credit Agreement.

“Deposit Account” shall have the meaning set forth in the Uniform Commercial Code.

“Deposit Account Collateral” shall mean that part of the Common Collateral (if any) comprised of or contained in Deposit Accounts or Securities Accounts.

“Deutsche Bank” shall have the meaning set forth in the preamble.

“DIP Financing” shall have the meaning set forth in Section 6.1.

“Discharge of First-Priority Obligations” shall mean, except to the extent otherwise provided in Section 5.7 or Section 6.4, payment in full in cash (except for contingent indemnities and cost and reimbursement obligations to the extent no claim has been made) of (a) all Obligations in respect of all outstanding First-Priority Obligations and, with respect to letters of credit or letter of credit guaranties outstanding thereunder, delivery of cash collateral or backstop letters of credit in respect thereof in compliance with the First-Priority Credit Documents, in each case after or concurrently with the termination of all commitments to extend credit thereunder and (b) any other First-Priority Obligations that are due and payable or otherwise accrued and owing at or prior to the time such principal and interest are paid.

“Dutch Borrower” shall have the meaning set forth in the preamble.

“First-Priority Cash Management Obligations” means any Cash Management Obligations secured by any Common Collateral under the First-Priority Collateral Documents.

3

“First-Priority Collateral” shall mean all of the assets of any Grantor, whether real, personal or mixed, with respect to which a Lien is granted as security for any First-Priority Obligation.

“First-Priority Collateral Agent” shall mean Deutsche Bank, in its capacity as collateral agent for the First-Priority Secured Parties, together with its successors and permitted assigns under the First-Priority Documents exercising substantially the same rights and powers (or if there is more than one First-Priority Credit Document, such agent or trustee as is designated “First-Priority Collateral Agent” by First-Priority Secured Parties pursuant to the terms of the First-Priority Documents).

“First-Priority Collateral Documents” means (a) the Credit Agreement Collateral Documents and (b) any documents now existing or entered into after the date hereof that create Liens on any assets or properties of any Grantor to secure any Other First-Priority Obligations or any other First-Priority Cash Management Obligations or First-Priority Hedging Obligations.

“First-Priority Credit Documents” means (a) the Credit Agreement Documents and (b) any Other First-Priority Documents.

“First-Priority Documents” means (a) the Credit Agreement Documents, (b) the Other First-Priority Documents and (c) each agreement, document or instrument providing for or evidencing a First-Priority Hedging Obligation or First-Priority Cash Management Obligation.

“First-Priority Hedging Obligations” means any Hedging Obligations secured by any Common Collateral under the First-Priority Collateral Documents.

“First-Priority Obligations” means (a) the Credit Agreement Secured Obligations, (b) the Other First-Priority Obligations, and (c) any other First-Priority Hedging Obligations and First-Priority Cash Management Obligations (which shall be deemed to be part of the Series of Other First-Priority Obligations to which they relate to the extent provided in the applicable Other First-Priority Document).

“First-Priority Representatives” shall mean (a) in the case of the Credit Agreement Secured Obligations, the Credit Agreement Agent and (b) in the case of any Series of Other First-Priority Obligations, the Other First-Priority Representative with respect thereto. The term “First-Priority Representatives” shall include the First-Priority Collateral Agent as the context requires.

“First-Priority Secured Parties” shall mean (a) the Credit Agreement Secured Parties and (b) the Other First-Priority Secured Parties, including the First-Priority Representatives.

“Grantors” shall mean each of Holdings, U.S. Holdings, the Companies and such of the Subsidiaries of the Companies that, in each case, has executed and delivered both a First-Priority Collateral Document and a Second-Priority Collateral Document.

4

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under (a) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements, and currency exchange, interest rate or commodity collar agreements and (b) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices, including any obligations of the type referred to in the definition of “Hedging Agreement” in the Credit Agreement.

“Holdings” shall have the meaning set forth in the preamble.

“Initial Second-Priority Agreement” shall have the meaning set forth in the recitals.

“Initial Second-Priority Collateral” shall mean all of the assets of any Grantor, whether real, personal or mixed, with respect to which a Lien is granted as security for any Initial Second-Priority Obligations.

“Initial Second-Priority Collateral Agent” shall mean [     ], in its capacity as [trustee/agent under the Initial Second-Priority Agreement and] collateral agent under the Initial Second-Priority Collateral Documents, and its permitted successors in such capacities.

“Initial Second-Priority Collateral Agreement” means the collateral agreement dated as of the date hereof, among the Companies, certain of their Subsidiaries and the Initial Second-Priority Collateral Agent, as amended, supplemented or modified from time to time.

“Initial Second-Priority Collateral Documents” means the Initial Second-Priority Collateral Agreement and any documents now existing or entered into after the date hereof that create Liens on any assets or properties of any Grantor to secure any Initial Second-Priority Obligations.

“Initial Second-Priority Documents” shall mean (a) the Initial Second-Priority Agreement and the Initial Second-Priority Collateral Documents and (b) any other related document or instrument executed and delivered pursuant to any Initial Second-Priority Document described in clause (a) above evidencing or governing any Obligations thereunder.

“Initial Second-Priority Obligations” means all “[Obligations]” (as such term is defined in the Initial Second-Priority Agreement) of the Companies and other obligors under the Initial Second-Priority Agreement  or any of the other Initial Second-Priority Documents, and all other obligations to pay principal, premium, if any, and interest (including any interest accruing after the commencement of any Insolvency or Liquidation Proceeding, regardless of whether allowed or allowable in such proceeding) when due and payable, and all other amounts due or to become due under or in connection with the Initial Second-Priority Documents and the performance of all other Obligations of the obligors thereunder to the Initial Second-Priority Secured Parties under the Initial Second-Priority Documents, according to the respective terms thereof.

5

“Initial Second-Priority Secured Parties” shall mean the holders of any Initial Second-Priority Obligations, including the Initial Second-Priority Collateral Agent.

“Insolvency or Liquidation Proceeding” shall mean (a) any voluntary or involuntary case or proceeding under any Bankruptcy Law with respect to any Grantor, (b) any other voluntary or involuntary insolvency, reorganization or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding with respect to any Grantor or with respect to any of its assets, (c) any liquidation, dissolution, reorganization or winding up of any Grantor whether voluntary or involuntary and whether or not involving insolvency or bankruptcy (except for any voluntary liquidation, dissolution or other winding up to the extent permitted by the applicable First-Priority Documents and Second-Priority Documents) or (d) any assignment for the benefit of creditors or any other marshalling of assets and liabilities of any Grantor.

“Isle of Man Borrower” shall have the meaning set forth in the preamble.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, hypothecation, pledge, charge, security interest or similar monetary encumbrance in or on such asset and (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset; provided, that in no event shall an operating lease or an agreement to sell be deemed to constitute a Lien.

“Obligations” means any principal, interest, fees, expenses (including any interest, fees and expenses accruing after the commencement of any Insolvency or Liquidation Proceeding, regardless of whether allowed or allowable in such proceeding), penalties, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any indebtedness[; provided, that Obligations with respect to the Initial Second-Priority Obligations shall not include fees or indemnifications in favor of third parties other than the Initial Second-Priority Collateral Agent and the Initial Second-Priority Secured Parties](18).

“Other First-Priority Collateral Agent” means, with respect to any Series of Other First-Priority Obligations, any Other First-Priority Representative that acts in the capacity of a collateral agent with respect thereto (which, with respect to any Other First-Priority Obligations that are secured under the Credit Agreement Collateral Documents, shall be the Credit Agreement Agent).

“Other First-Priority Documents” means each of the agreements, documents and instruments providing for, evidencing or securing any Other First-Priority Obligations and any other related document or instrument executed or delivered pursuant

(18)  Insert bracketed language only if and to the extent applicable.

6

to any Other First-Priority Document at any time or otherwise evidencing or securing any indebtedness arising under any Other First-Priority Document.

[“Other First-Priority Obligations” means (a) all “Secured Obligations” as defined in the Credit Agreement Collateral Agreement (other than Credit Agreement Secured Obligations) and (b) any other indebtedness or Obligations (other than Credit Agreement Secured Obligations) of the Grantors that are to be secured with a Lien on the Collateral senior to the Liens securing the Initial Second-Priority Obligations and are designated by the Company as Other First-Priority Obligations hereunder; provided, however, that with respect to this clause (b), the requirements set forth in Section 8.21 shall have been satisfied.](19)

“Other First-Priority Representative” means, with respect to any Series of Other First-Priority Obligations or any separate facility within such Series, the Person elected, designated or appointed as the administrative agent, trustee or other representative of such Series or facility by or on behalf of the holders of such Series or facility, and its respective successors in substantially the same capacity as may from time to time be appointed.

“Other First-Priority Secured Parties” shall mean the Persons holding Other First-Priority Obligations, including the Other First-Priority Representatives.

“Other Second-Priority Collateral Agent” with respect to any Series of Other Second-Priority Obligations, any Other Second-Priority Representative that acts in the capacity of a collateral agent with respect thereto (which, with respect to any Other Second-Priority Obligations that are secured under the Initial Second-Priority Collateral Documents, shall be the Initial Second-Priority Collateral Agent).

“Other Second-Priority Documents” means each of the agreements, documents and instruments providing for, evidencing or securing any Other Second-Priority Obligations and any other related document or instrument executed or delivered pursuant to any Other Second-Priority Document at any time or otherwise evidencing or securing any indebtedness arising under any Second-Priority Obligations.

“Other Second-Priority Obligations” means (a) all “[Obligations]” as defined in the Initial Second-Priority Agreement (other than Initial Second-Priority Obligations) and (b) any other indebtedness or Obligations (other than the Initial Second-Priority Obligations) of the Grantors that are to be equally and ratably secured with the Initial Second-Priority Obligations and are designated by the Dutch Borrower as Other Second-Priority Obligations hereunder; provided, however, that with respect to this clause (b), the requirements set forth in Section 8.21 shall have been satisfied.

“Other Second-Priority Representative” means, with respect to any Series of Other Second-Priority Obligations or any separate facility within such Series, the Person elected, designated or appointed as the administrative agent, trustee or other representative of such Series or facility by or on behalf of the holders of such Series or

(19)  To be revised to reflect the Security Documents.

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facility, and its respective successors in substantially the same capacity as may from time to time be appointed.

“Other Second-Priority Secured Parties” shall mean the Persons holding Other Second-Priority Obligations, including the Other Second-Priority Representatives.

“Person” means any natural person, corporation, business trust, joint venture, association, company, partnership, limited liability company or government, individual or family trusts, or any agency or political subdivision thereof.

“Pledged Collateral” shall mean the Common Collateral in the possession of the First-Priority Collateral Agent (or its agents or bailees), to the extent that possession thereof is necessary to perfect a Lien thereon under the Uniform Commercial Code.

“Proceeds” means “Proceeds” as defined in Article 9 of the New York UCC and, in any event, also includes all proceeds of, and all other profits, products, rents or receipts, in whatever form, arising from the collection, sale, lease, exchange, assignment, licensing or other disposition of, or other realization upon, any Collateral, including all claims of the relevant Pledgor against third parties for loss of, damage to or destruction of, or for proceeds payable under, or unearned premiums with respect to, policies of insurance in respect of, any Collateral, and any condemnation or requisition payments with respect to any Collateral.

“Recovery” shall have the meaning set forth in Section 6.4.

“Required Lenders” shall mean, with respect to any First-Priority Credit Document, those First-Priority Secured Parties the approval of which is required to approve an amendment or modification of, termination or waiver of any provision of or consent to any departure from such First-Priority Credit Document (or would be required to effect such consent under this Agreement if such consent were treated as an amendment of such First-Priority Credit Document).

“Second-Priority Collateral” shall mean the Initial Second-Priority Collateral and all of the assets of any Grantor, whether real, personal or mixed, with respect to which a Lien is granted as security for any Other Second-Priority Obligations.

“Second-Priority Collateral Agent” shall mean such agent or trustee as is designated “Second-Priority Collateral Agent” by Second-Priority Secured Parties holding a majority in principal amount of the Second-Priority Obligations then outstanding; it being understood that as of the date of this Agreement, the Initial Second-Priority Collateral Agent shall be so designated Second-Priority Collateral Agent.

“Second-Priority Collateral Documents” shall mean the Initial Second-Priority Collateral Agreement and any documents now existing or entered into after the date hereof that create Liens on any assets or properties of any Grantor to secure any Other Second-Priority Obligations.

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“Second-Priority Credit Documents” shall mean (a) the Initial Second-Priority Agreement and (b) any Other Second-Priority Documents.

“Second-Priority Documents” shall mean (a) the Initial Second-Priority Documents and (b) the Other Second-Priority Documents.

“Second-Priority Lien” shall mean any Lien on any assets of any Company or any other Grantor securing any Second-Priority Obligations.

“Second-Priority Obligations” means (a) the Initial Second-Priority Obligations and (b) the Other Second-Priority Obligations.

“Second-Priority Representatives” shall mean (a) in the case of the Initial Second-Priority Obligations, the Initial Second-Priority Collateral Agent and (b) in the case of any Series of Other Second-Priority Obligations, the Other Second-Priority Representative with respect thereto. The term “Second-Priority Representatives” shall include the Second-Priority Collateral Agent as the context requires.

“Second-Priority Secured Parties” shall mean (a) the Initial Second-Priority Secured Parties and (b) the Other Second-Priority Secured Parties, including the Second-Priority Representatives.

“Secured Parties” means the First-Priority Secured Parties and the Second-Priority Secured Parties.

“Securities Account” shall have the meaning set forth in the Uniform Commercial Code.

“Series” means (a) the Credit Agreement Secured Obligations and each series of Other First-Priority Obligations, each of which shall constitute a separate Series of First-Priority Obligations, except that to the extent that the Credit Agreement Secured Obligations and/or any one or more series of such Other First-Priority Obligations (i) are secured by identical collateral held by a common collateral agent and (ii) have their security interests documented by a single set of security documents, such Credit Agreement Secured Obligations and/or each such series of Other First-Priority Obligations shall collectively constitute a single Series and (b) the Initial Second-Priority Obligations and each series of Other Second-Priority Obligations, each of which shall constitute a separate Series Second-Priority Obligations, except that to the extent that the Initial Second-Priority Obligations and/or any one or more series of such Other Second-Priority Obligations (i) are secured by identical collateral held by a common collateral agent and (ii) have their security interests documented by a single set of security documents, such Initial Second-Priority Obligations and/or each such series of Other Second-Priority Obligations shall collectively constitute a single Series.

“Subsidiary” means, with respect to any person (herein referred to as the “parent”), any corporation, partnership, association or other business entity (a) of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power or more than 50% of the general partnership interests are, at the time any determination is being made, directly or indirectly, owned,

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Controlled or held, or (b) that is, at the time any determination is made, otherwise Controlled, by the parent or one or more subsidiaries of the parent or by the parent and one or more subsidiaries of the parent.

“Uniform Commercial Code” or “UCC” shall mean the Uniform Commercial Code as from time to time in effect in the State of New York.

“U.S. Holdings” shall have the meaning set forth in the preamble.

1.2                               Terms Generally.  The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, supplemented or otherwise modified in accordance with this Agreement, (b) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (c) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (d) all references herein to Sections shall be construed to refer to Sections of this Agreement and (e) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

Section 2.                                          Lien Priorities.

2.1                               Subordination of Liens.  Notwithstanding the date, time, manner or order of filing or recordation of any document or instrument or grant, attachment or perfection of any Liens granted to the Second-Priority Secured Parties on the Common Collateral or of any Liens granted to the First-Priority Secured Parties on the Common Collateral and notwithstanding any provision of the UCC, or any applicable law or the Second-Priority Documents or the First-Priority Documents or any other circumstance whatsoever, each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, hereby agrees that: (a) any Lien on the Common Collateral securing or purporting to secure any First-Priority Obligations now or hereafter held by or on behalf of the any First-Priority Secured Parties or any agent or trustee therefor regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall have priority over and be senior in all respects and prior to any Lien on the Common Collateral securing or purporting to secure any Second-Priority Obligations, (b) any Lien on the Common Collateral securing or purporting to secure any Second-Priority Obligations now or hereafter held by or on behalf of any Second-Priority Secured Parties or any agent or trustee therefor regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall be junior and subordinate in all respects to all Liens on the Common Collateral securing or purporting to secure any First-Priority Obligations and (c) with respect to any Second-Priority Obligations (and as among the Second-Priority Secured Parties), the Liens on the Common Collateral

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securing any Second-Priority Obligations now or hereafter held by or on behalf of any Second-Priority Secured Party or any agent or trustee therefor regardless of how acquired, whether by grant, statute, operation of law, subrogation or otherwise, shall rank equally and ratably in all respects, subject to the terms of the Second-Priority Documents. All Liens on the Common Collateral securing any First-Priority Obligations shall be and remain senior in all respects and prior to all Liens on the Common Collateral securing any Second-Priority Obligations for all purposes, whether or not such Liens securing any First-Priority Obligations (i) are subordinated to any Lien securing any other obligation of any Company, any other Grantor or any other Person or (ii) may be voided, avoided, invalidated or lapsed.

2.2                               Prohibition on Contesting Liens.  Each Second-Priority Representative, for itself and on behalf of each applicable Second-Priority Secured Party, and each First-Priority Representative, for itself and on behalf of each applicable First-Priority Secured Party, agrees that it shall not (and hereby waives any right to) contest or support any other Person in contesting, in any proceeding (including any Insolvency or Liquidation Proceeding), the validity, allowability, perfection, priority or enforceability of (a) a Lien securing, or claim asserted with respect to, any First-Priority Obligations held (or purported to be held) by or on behalf of any of the First-Priority Secured Parties or any agent or trustee therefor in any First-Priority Collateral or (b) a Lien securing, or claim asserted with respect to, any Second-Priority Obligations held (or purported to be held) by or on behalf of any Second-Priority Secured Party in the Common Collateral, as the case may be; provided, however, that nothing in this Agreement shall be construed to prevent or impair the rights of any First-Priority Secured Party or any agent or trustee therefor to enforce this Agreement (including the priority of the Liens securing the First-Priority Obligations as provided in Section 2.1) or any of the First-Priority Documents.

2.3                               No New Liens.  Subject to Section [    ](20) of the Initial Second-Priority Agreement and the corresponding provision of any other Second-Priority Credit Document, so long as the Discharge of First-Priority Obligations has not occurred, the parties hereto agree that, after the date hereof, if any Second-Priority Representative shall hold any Lien on any assets intended to be Common Collateral of any Company or any other Grantor securing any Second-Priority Obligations that are not also subject to the first-priority Lien in respect of the First-Priority Obligations under the First-Priority Documents, such Second-Priority Representative shall notify the First-Priority Collateral Agent promptly upon becoming aware thereof and, upon demand by the First-Priority Collateral Agent or the Dutch Borrower, will either (i) release such Lien or (ii) assign such Lien to the First-Priority Collateral Agent (and/or its designee) as security for the applicable First-Priority Obligations (and, in the case of an assignment, each Second-Priority Representative may retain a junior lien on such assets subject to the terms hereof) and until such Lien is released or assigned as provided in this sentence, such Second-Priority Representative shall be deemed to also hold and have held such Lien for the benefit of the First-Priority Collateral Agent and the other First-Priority Secured Parties as security for the First-Priority Obligations.  To the extent that the foregoing provisions are not complied with for any reason, without limiting any other rights and remedies

(20)  This section is intended to be the section that addresses the release of collateral.

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available to the First-Priority Representatives and/or the First-Priority Secured Parties, each Second-Priority Representative, on behalf of itself and the applicable Second-Priority Secured Parties, agrees that any amounts received by or distributed to any of them pursuant to or as a result of Liens granted in contravention of this Section 2.3 shall be subject to Section 4.2.  Subject to Section [    ](21) of the Initial Second-Priority Agreement and the corresponding provision of any Second-Priority Credit Document, each Second-Priority Representative agrees that, after the date hereof, if it shall hold any Lien on any assets of any Company or any other Grantor securing any Second-Priority Obligations that are not also subject to the Lien in favor of each other Second-Priority Representative such Second-Priority Representative shall notify any other Second-Priority Representative promptly upon becoming aware thereof.

2.4                               Perfection of Liens.  None of the First-Priority Secured Parties shall be responsible for perfecting and maintaining the perfection of Liens with respect to the Common Collateral for the benefit of the Second-Priority Secured Parties. The provisions of this Agreement are intended solely to govern the respective Lien priorities as between the First-Priority Secured Parties and the Second-Priority Secured Parties and shall not impose on the First-Priority Secured Parties or the Second-Priority Secured Parties or any agent or trustee therefor any obligations in respect of the disposition of proceeds of any Common Collateral which would conflict with prior perfected claims therein in favor of any other Person or any order or decree of any court or governmental authority or any applicable law.

2.5                               Certain Cash Collateral.  Notwithstanding anything in this Agreement or any other First-Priority Documents or Second-Priority Documents to the contrary, collateral consisting of cash and cash equivalents pledged to secure First-Priority Obligations consisting of reimbursement obligations in respect of letters of credit or otherwise held by the First-Priority Collateral Agent pursuant to the Credit Agreement shall be applied as specified in the Credit Agreement and will not constitute Common Collateral.

2.6                               Nature of First-Priority Obligations. The Second-Priority Collateral Agent, on behalf of itself and each other Second-Priority Secured Party, acknowledges that (a) a portion of the First-Priority Obligations is revolving in nature and that the amount thereof that may be outstanding at any time or from time to time may be increased or reduced and subsequently reborrowed, (b) the terms of the First-Priority Documents may be amended, supplemented or otherwise modified and the First-Priority Obligations, or a portion thereof, may be refinanced at any time or from time to time and (c) the aggregate amount of the First-Priority Obligations may be increased, in each case, without notice to or consent by the Second-Priority Collateral Agent or the Second-Priority Secured Parties and without affecting the provisions hereof. The Lien priorities provided for in Section 2.1 shall not be altered or otherwise affected by any amendment, supplement or other modification, or any refinancing of either the First-Priority Obligations or the Second-Priority Obligations, or any portion thereof. As between the Grantors and the Second-Priority Secured Parties, the foregoing provisions will not limit

(21) This section is intended to be the same as the prior reference.

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or otherwise affect the obligations of the Grantors contained in any Second-Priority Document

Section 3.      Enforcement.

3.1                               Exercise of Remedies.

(a)                                 So long as the Discharge of First-Priority Obligations has not occurred, whether or not any Insolvency or Liquidation Proceeding has been commenced by or against any Company or other Grantor, (i) no Second-Priority Representative or any Second-Priority Secured Party will (x) exercise or seek to exercise any rights or remedies (including setoff or recoupment) with respect to any Common Collateral in respect of any applicable Second-Priority Obligations, institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure), (y) contest, protest or object to any foreclosure proceeding or action brought with respect to the Common Collateral by the First-Priority Collateral Agent or any First-Priority Secured Party in respect of the First-Priority Obligations, the exercise of any right by the First-Priority Collateral Agent or any First-Priority Secured Party (or any agent or sub-agent on their behalf) in respect of the First-Priority Obligations under any lockbox agreement, control agreement, landlord waiver or bailee’s letter or similar agreement or arrangement to which any Second-Priority Representative or any Second-Priority Secured Party either is a party or may have rights as a third party beneficiary, or any other exercise by any such party, of any rights and remedies relating to the Common Collateral under the First-Priority Documents or otherwise in respect of First-Priority Obligations, or (z) object to the forbearance by the First-Priority Secured Parties from bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to the Common Collateral in respect of First-Priority Obligations and (ii) except as otherwise provided herein, the First-Priority Collateral Agent and the First-Priority Secured Parties shall have the exclusive right to enforce rights, exercise remedies (including setoff or recoupment and the right to credit bid their debt) and make determinations regarding the release, disposition or restrictions with respect to the Common Collateral without any consultation with or the consent of any Second-Priority Representative or any Second-Priority Secured Party; provided, however, that (A) in any Insolvency or Liquidation Proceeding commenced by or against any Company or any other Grantor, each Second-Priority Representative may file a claim or statement of interest with respect to the applicable Second-Priority Obligations, in a manner and to the extent not inconsistent with the provisions hereof, and (B) each Second-Priority Representative may take any action (not adverse to the prior Liens on the Common Collateral securing the First-Priority Obligations, or the rights of the First-Priority Collateral Agent or the First-Priority Secured Parties to exercise remedies in respect thereof) in order to create, prove, perfect, preserve or protect (but not enforce) its rights in, and perfection and priority of its Lien on, the Common Collateral. In exercising rights and remedies with respect to the First-Priority Collateral, the First-Priority Collateral Agent and the First-Priority Secured Parties may enforce the provisions of the First-Priority Documents and exercise remedies thereunder, all in such order and in such manner as they may determine in the exercise of their sole discretion. Such exercise and enforcement shall include the rights of an agent appointed by them to sell or otherwise dispose of Common Collateral upon foreclosure, to incur expenses in connection with

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such sale or disposition, and to exercise all the rights and remedies of a secured lender under the Uniform Commercial Code or other applicable law of any applicable jurisdiction and of a secured creditor under Bankruptcy Laws of any applicable jurisdiction.

(b)                                 So long as the Discharge of First-Priority Obligations has not occurred, each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, agrees that it will not take or receive any Common Collateral or any proceeds of Common Collateral in connection with the exercise of any right or remedy (including setoff or recoupment) with respect to any Common Collateral in respect of the applicable Second-Priority Obligations. Without limiting the generality of the foregoing, unless and until the Discharge of First-Priority Obligations has occurred, except as expressly provided in the proviso in clause (ii) of Section 3.1(a), the sole right of the Second-Priority Representatives and the Second-Priority Secured Parties with respect to the Common Collateral is to hold a Lien on the Common Collateral in respect of the applicable Second-Priority Obligations pursuant to the Second-Priority Documents, as applicable, for the period and to the extent granted therein and to receive a share of the proceeds thereof, if any, after the Discharge of First-Priority Obligations has occurred.

(c)                                  Subject to the proviso in clause (ii) of Section 3.1(a), (i) each Second-Priority Representative, for itself and on behalf of each applicable Second-Priority Secured Party, agrees that no Second-Priority Representative or Second-Priority Secured Party will take any action that would hinder or delay any exercise of remedies undertaken by the First-Priority Collateral Agent or the First-Priority Secured Parties with respect to the Common Collateral under the First-Priority Documents, including any sale, lease, exchange, transfer or other disposition of the Common Collateral, whether by foreclosure or otherwise, and (ii) each Second-Priority Representative, for itself and on behalf of each applicable Second-Priority Secured Party, hereby waives any and all rights it or any Second-Priority Secured Party may have as a junior lien creditor or otherwise to object to the manner in which the First-Priority Collateral Agent or the First-Priority Secured Parties seek to enforce or collect the First-Priority Obligations or the Liens granted in any of the First-Priority Collateral, regardless of whether any action or failure to act by or on behalf of the First-Priority Collateral Agent or First-Priority Secured Parties is adverse to the interests of the Second-Priority Secured Parties.

(d)                                 Each Second-Priority Representative hereby acknowledges and agrees that no covenant, agreement or restriction contained in any applicable Second-Priority Document shall be deemed to restrict in any way the rights and remedies of the First-Priority Collateral Agent or the First-Priority Secured Parties with respect to the First-Priority Collateral as set forth in this Agreement and the First-Priority Documents.

3.2                               Cooperation.  Subject to the proviso in clause (ii) of Section 3.1(a), each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, agrees that, unless and until the Discharge of First-Priority Obligations has occurred, it will not commence, or join with any Person (other than the First-Priority Secured Parties and the First-Priority Collateral Agent upon the request thereof) in commencing, any enforcement, collection, execution, levy or foreclosure

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action or proceeding with respect to any Lien held by it in the Common Collateral under any of the applicable Second-Priority Documents or otherwise in respect of the applicable Second-Priority Obligations.

3.3                               Second-Priority Collateral Agent and Second-Priority Secured Parties Waiver.  The Second-Priority Collateral Agent and the Second-Priority Secured Parties hereby waive any claim they may now or hereafter have against the First-Priority Collateral Agent or any First-Priority Secured Parties arising out of (i) any actions which the First-Priority Collateral Agent (or any of its representatives) takes or omits to take (including actions with respect to the creation, perfection or continuation of Liens on any Common Collateral, actions with respect to the foreclosure upon, disposition, release or depreciation of, or failure to realize upon, any of the Common Collateral and actions with respect to the collection of any claim for all or any part of the First-Priority Obligations from any account debtor, guarantor or any other party) in accordance with any relevant First-Priority Collateral Documents or any other agreement related thereto, or to the collection of the First-Priority Obligations or the valuation, use, protection or release of any security for the First-Priority Obligations, (ii) any election by the First-Priority Collateral Agent (or any of its agents), in any Insolvency or Liquidation Proceeding, of the application of Section 1111(b) of the Bankruptcy Code (or any similar provision of any other applicable Bankruptcy Law), or (iii) subject to Section 6, any borrowing by, or grant of a security interest or administrative expense priority under Section 364 of the Bankruptcy Code (or any similar provision of any other applicable Bankruptcy Law) by, any Company or any of its Subsidiaries, as debtor-in-possession.

Section 4.                                          Payments.

4.1                               Application of Proceeds.  After an Event of Default under (and as defined in) any First-Priority Documents has occurred with respect to which the First-Priority Collateral Agent has provided written notice to each Second-Priority Representative, and until such event of default is cured or waived, so long as the Discharge of First-Priority Obligations has not occurred, the Common Collateral or Proceeds thereof received in connection with the sale or other disposition of, or collection on, such Common Collateral upon the exercise of remedies, shall be applied by the First-Priority Collateral Agent to the First-Priority Obligations in such order as specified in the relevant First-Priority Documents until the Discharge of First-Priority Obligations has occurred. Upon the Discharge of First-Priority Obligations, the First-Priority Collateral Agent shall deliver promptly to the Second-Priority Collateral Agent any Common Collateral or Proceeds thereof held by it in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct to be applied by the Second-Priority Collateral Agent ratably to the Second-Priority Obligations and, with respect to each class of Second-Priority Obligations, in such order as specified in the relevant Second-Priority Documents.

4.2                               Payments Over.  Any Common Collateral or Proceeds thereof received by any Second-Priority Representative or any Second-Priority Secured Party in connection with the exercise of any right or remedy (including setoff or recoupment) relating to the Common Collateral in contravention of this Agreement or (except as otherwise set forth in Section 6) in any Insolvency or Liquidation Proceeding shall be

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segregated and held in trust for the benefit of and forthwith paid over to the First-Priority Collateral Agent (and/or its designees) for the benefit of the applicable First-Priority Secured Parties in the same form as received, with any necessary endorsements or as a court of competent jurisdiction may otherwise direct. The First-Priority Collateral Agent is hereby authorized to make any such endorsements as agent for any Second-Priority Representative or any such Second-Priority Secured Party. This authorization is coupled with an interest and is irrevocable.

Section 5.                                          Other Agreements.

5.1                               Releases.

(a)                                 If, at any time any Grantor, the First-Priority Collateral Agent or the holder of any First-Priority Obligation delivers notice to each Second-Priority Representative that any specified Common Collateral (including all or substantially all of the equity interests of a Grantor or any of its Subsidiaries) is sold, transferred or otherwise disposed of (x) by the owner of such Common Collateral in a transaction not prohibited by any First-Priority Credit Document or any Second-Priority Credit Document, (y) by way of enforcement by any First-Priority Secured Party under any applicable law, or (z) during the existence of any Event of Default under (and as defined in) the Credit Agreement or any other First-Priority Credit Document to the extent the First-Priority Collateral Agent is exercising remedies or has consented to such sale, transfer or disposition: then (whether or not any Insolvency or Liquidation Proceeding is pending at the time) the Liens in favor of the Second-Priority Secured Parties upon such Common Collateral will automatically be released and discharged as and when, but only to the extent, such Liens on such Common Collateral securing First-Priority Obligations are released and discharged. Upon delivery to each Second-Priority Representative of a notice from the First-Priority Collateral Agent or the Dutch Borrower stating that any release of Liens securing or supporting the First-Priority Obligations has become effective (or shall become effective upon each First-Priority Representative’s release), whether in connection with a sale of such assets by the relevant owner pursuant to the preceding clauses or otherwise, each Second-Priority Representative will promptly execute and deliver such instruments, releases, termination statements or other documents confirming such release on customary terms. In the case of the sale of all or substantially all of the equity interests of a Grantor or any of its Subsidiaries, the guarantee in favor of the Second-Priority Secured Parties, if any, made by such Grantor or Subsidiary will automatically be released and discharged as and when, but only to the extent, the guarantee by such Grantor or Subsidiary of First-Priority Obligations is released and discharged.

(b)                                 Each Second-Priority Representative, for itself and on behalf of each applicable Second-Priority Secured Party, hereby irrevocably constitutes and appoints the First-Priority Collateral Agent and any officer or agent of the First-Priority Collateral Agent, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the place and stead of each Second-Priority Representative or such Second-Priority Secured Party or in the First-Priority Collateral Agent’s own name, from time to time in the First-Priority Collateral Agent’s discretion, for the purpose of carrying out the terms of this Section 5.1, to take any and all

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appropriate action and to execute any and all documents and instruments that may be necessary or desirable to accomplish the purposes of this Section 5.1, including any termination statements, endorsements or other instruments of transfer or release.

(c)                                  Unless and until the Discharge of First-Priority Obligations has occurred, each Second-Priority Representative, for itself and on behalf of each applicable Second-Priority Secured Party, hereby consents to the application, whether prior to or after a default, of Deposit Account Collateral or Proceeds of Common Collateral to the repayment of First-Priority Obligations pursuant to the First-Priority Documents; provided that nothing in this Section 5.1(c) shall be construed to prevent or impair the rights of the Second-Priority Representatives or the Second-Priority Secured Parties to receive proceeds in connection with the Second-Priority Obligations not otherwise in contravention of this Agreement.

5.2                               Insurance.  Unless and until the Discharge of First-Priority Obligations has occurred, the First-Priority Collateral Agent and the First-Priority Secured Parties shall have the sole and exclusive right, subject to the rights of the Grantors under the First-Priority Documents, to adjust settlement for any insurance policy covering the Common Collateral in the event of any loss thereunder and to approve any award granted in any condemnation or similar proceeding affecting the Common Collateral. All proceeds of any such policy and any such award if in respect of the Common Collateral shall be paid, subject to the rights of the Grantors under the First-Priority Documents and the Second-Priority Documents, (a) first, prior to the occurrence of the Discharge of First-Priority Obligations, to the First-Priority Collateral Agent for the benefit of First-Priority Secured Parties pursuant to the terms of the First-Priority Documents, (b) second, after the occurrence of the Discharge of First-Priority Obligations, to the Second-Priority Collateral Agent for the benefit of the Second-Priority Secured Parties pursuant to the terms of the applicable Second-Priority Documents and (c) third, if no Second-Priority Obligations are outstanding, to the owner of the subject property, such other person as may be entitled thereto or as a court of competent jurisdiction may otherwise direct. If any Second-Priority Representative or any Second-Priority Secured Party shall, at any time, receive any proceeds of any such insurance policy or any such award in contravention of this Agreement, it shall pay such proceeds over to the First-Priority Collateral Agent in accordance with the terms of Section 4.2.

5.3                               Amendments to Second-Priority Collateral Documents.

(a)                                 Without the prior written consent of the First-Priority Collateral Agent and the Required Lenders, no Second-Priority Collateral Document may be amended, supplemented or otherwise modified or entered into to the extent such amendment, supplement or modification, or the terms of any new Second-Priority Collateral Document, would be prohibited by or inconsistent with any of the terms of this Agreement. Unless otherwise agreed to by the First-Priority Collateral Agent, each Second-Priority Representative agrees that each applicable Second-Priority Collateral Document shall include language substantially the same as the following paragraph (or language to similar effect approved by the First-Priority Collateral Agent, such approval not to be unreasonably withheld):

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“Notwithstanding anything herein to the contrary, (i) the liens and security interests granted to the [insert the relevant Second-Priority Representative] for the benefit of the [Secured Parties] pursuant to this Agreement are expressly subject and subordinate to the liens and security interests granted to (a) Deutsche Bank AG New York Branch, as collateral agent (and its permitted successors), pursuant to the Syndicated Facility Agreement dated as of July 10, 2018 (as amended, restated, supplemented or otherwise modified from time to time), by and among Stars Group Holdings Coöperatieve U.A., Stars Group (US) Holdings, LLC, Stars Group Holdings B.V., Stars Group (US) Co-Borrower, LLC, TSG Australia Holdings Pty Ltd, Naris Limited, the lenders party thereto from time to time, and Deutsche Bank AG New York Branch, as administrative agent, collateral agent and security trustee, or (b) any agent or trustee for any Other First-Priority Secured Parties (as defined in the First Lien/Second Lien Intercreditor Agreement referred to below) and (ii) the exercise of any right or remedy by the [insert the relevant Second-Priority Representative] hereunder or the application of proceeds (including insurance proceeds and condemnation proceeds) of any Common Collateral is subject to the limitations and provisions of the First Lien/Second Lien Intercreditor Agreement dated as of [  ] (as amended, restated, supplemented or otherwise modified from time to time, the “First Lien/Second Lien Intercreditor Agreement”), by and among Deutsche Bank AG New York Branch, in its capacity as the Credit Agreement Agent, Deutsche Bank AG New York Branch, in its capacity as the First-Priority Collateral Agent, [  ] in its capacity as the Initial Second-Priority Collateral Agent and Second-Priority Collateral Agent, [Stars Group Holdings B.V., Stars Group (US) Co-Borrower, LLC, TSG Australia Holdings Pty Ltd, Naris Limited and certain of their subsidiaries named therein].  In the event of any conflict between the terms of the First Lien/Second Lien Intercreditor Agreement and the terms of this Agreement, the terms of the First Lien/Second Lien Intercreditor Agreement shall govern.”

(b)                                 In the event that the First-Priority Collateral Agent or the First-Priority Secured Parties enter into any amendment, waiver or consent in respect of or replace any of the First-Priority Collateral Documents for the purpose of adding to, or deleting from, or waiving or consenting to any departures from any provisions of, any First-Priority Collateral Document or changing in any manner the rights of the First-Priority Collateral Agent, the First-Priority Secured Parties, any Company or any other Grantor thereunder (including the release of any Liens in First-Priority Collateral), then such amendment, waiver or consent shall apply automatically to any comparable provision of each Comparable Second-Priority Collateral Document without the consent of any Second-Priority Representative or any Second-Priority Secured Party and without any action by any Second-Priority Representative, Second-Priority Secured Party, any Company or any other Grantor; provided, however, that (A) such amendment, waiver or consent does not materially adversely affect the rights of the Second-Priority Secured Parties or the interests of the Second-Priority Secured Parties in the Second-Priority

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Collateral and not the First-Priority Collateral Agent or the First-Priority Secured Parties, as the case may be, that have a security interest in the affected collateral in a like or similar manner, and (B) written notice of such amendment, waiver or consent shall have been given to each Second-Priority Representative.

5.4                               Rights As Unsecured Creditors.  The Second-Priority Representatives and the Second-Priority Secured Parties may exercise rights and remedies as an unsecured creditor against any Company or any Subsidiary of such Company that has guaranteed the Second-Priority Obligations in accordance with the terms of the applicable Second-Priority Documents and applicable law, in each case to the extent not inconsistent with or prohibited by the provisions of this Agreement. Nothing in this Agreement shall prohibit the receipt by any Second-Priority Representative or any Second-Priority Secured Party of the required payments of interest and principal in respect of the Second-Priority Obligations so long as such receipt is not the direct or indirect result of the exercise by any Second-Priority Representative or any Second-Priority Secured Party of rights or remedies in respect of Common Collateral or enforcement in contravention of this Agreement of any Lien in respect of Second-Priority Obligations held by any of them. In the event any Second-Priority Representative or any Second-Priority Secured Party becomes a judgment lien creditor in respect of Common Collateral as a result of its enforcement of its rights as an unsecured creditor in respect of Second-Priority Obligations, such judgment lien shall be subordinated to the Liens securing First-Priority Obligations on the same basis as the other Liens securing the Second-Priority Obligations are so subordinated to such Liens securing First-Priority Obligations under this Agreement. Nothing in this Agreement impairs or otherwise adversely affects any rights or remedies the First-Priority Collateral Agent or the First-Priority Secured Parties may have with respect to the First-Priority Collateral.

5.5                               First-Priority Collateral Agent as Gratuitous Bailee/Agent for Perfection.

(a)                                 The First-Priority Collateral Agent agrees to hold the Pledged Collateral that is part of the Common Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee and/or gratuitous agent for the benefit of each Second-Priority Representative and any assignee solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the Second-Priority Collateral Documents, subject to the terms and conditions of this Section 5.5.

(b)                                 The First-Priority Collateral Agent agrees to hold the Deposit Account Collateral (if any) that is part of the Common Collateral and controlled by the First-Priority Collateral Agent as gratuitous bailee and/or gratuitous agent for the benefit of each Second-Priority Representative and any assignee solely for the purpose of perfecting the security interest granted in such Deposit Account Collateral pursuant to the Second-Priority Collateral Documents, subject to the terms and conditions of this Section 5.5.

(c)                                  In the event that the First-Priority Collateral Agent (or its agent or bailees) has Lien filings against Intellectual Property (as defined in the Initial

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Second-Priority Collateral Agreement) that is part of the Common Collateral that are necessary for the perfection of Liens in such Common Collateral, the First-Priority Collateral Agent agrees to hold such Liens as gratuitous bailee and/or gratuitous agent for the benefit of each Second-Priority Representative and any assignee solely for the purpose of perfecting the security interest granted in such Liens pursuant to the Second-Priority Collateral Documents, subject to the terms and conditions of this Section 5.5.

(d)                                 Except as otherwise specifically provided herein (including Sections 3.1 and 4.1), until the Discharge of First-Priority Obligations has occurred, the First-Priority Collateral Agent shall be entitled to deal with the Pledged Collateral in accordance with the terms of the First-Priority Documents as if the Liens under the Second-Priority Collateral Documents did not exist. The rights of the Second-Priority Representatives and the Second-Priority Secured Parties with respect to such Pledged Collateral shall at all times be subject to the terms of this Agreement.

(e)                                  The First-Priority Collateral Agent shall have no obligation whatsoever to any Second-Priority Representative or any Second-Priority Secured Party to assure that the Pledged Collateral is genuine or owned by the Grantors or to protect or preserve rights or benefits of any Person or any rights pertaining to the Common Collateral except as expressly set forth in this Section 5.5. The duties or responsibilities of the First-Priority Collateral Agent under this Section 5.5 shall be limited solely to holding the Pledged Collateral as gratuitous bailee and/or gratuitous agent for the benefit of each Second-Priority Representative for purposes of perfecting the Lien held by the Second-Priority Secured Parties.

(f)                                   The First-Priority Collateral Agent shall not have by reason of the Second-Priority Collateral Documents or this Agreement or any other document a fiduciary relationship in respect of any Second-Priority Representative or any Second-Priority Secured Party and the Second-Priority Representatives and the Second-Priority Secured Parties hereby waive and release the First-Priority Collateral Agent from all claims and liabilities arising pursuant to the First-Priority Collateral Agent’s role under this Section 5.5, as gratuitous bailee and/or gratuitous agent with respect to the Common Collateral.

(g)                                  Upon the Discharge of First-Priority Obligations, the First-Priority Collateral Agent shall deliver to the Second-Priority Collateral Agent, to the extent that it is legally permitted to do so, the Pledged Collateral (if any) and the Deposit Account Collateral (if any) that is part of the Common Collateral together with any necessary endorsements (or otherwise allow the Second-Priority Collateral Agent to obtain control of such Pledged Collateral and Deposit Account Collateral) or as a court of competent jurisdiction may otherwise direct. The Companies shall take such further action as is required to effectuate the transfer contemplated hereby and shall indemnify the First-Priority Collateral Agent for any loss or damage suffered by the First-Priority Collateral Agent as a result of such transfer except for any loss or damage suffered by the First-Priority Collateral Agent as a result of its own willful misconduct, gross negligence or bad faith as determined by a final non-appealable judgment of a court of competent jurisdiction. The First-Priority Collateral has no obligation to follow instructions from any Second-Priority Representative in contravention of this Agreement.

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(h)                                 Neither the First-Priority Collateral Agent nor the First-Priority Secured Parties shall be required to marshal any present or future collateral security for the Companies’ or their Subsidiaries’ obligations to the First-Priority Collateral Agent or the First-Priority Secured Parties under the First-Priority Credit Documents or the First- Priority Collateral Documents or any assurance of payment in respect thereof or to resort to such collateral security or other assurances of payment in any particular order, and all of their rights in respect of such collateral security or any assurance of payment in respect thereof shall be cumulative and in addition to all other rights, however existing or arising

(i)                                     The agreement of the First-Priority Collateral Agent to act as gratuitous bailee and/or gratuitous agent pursuant to this Section 5.5 is intended, among other things, to satisfy the requirements of Sections 8-106(d)(3), 8-301(a)(2), 9-104(a)(2) and 9-313(c) of the UCC.

5.6                               Second-Priority Collateral Agent as Gratuitous Bailee/Agent  for Perfection.

(a)                                 Upon the Discharge of First-Priority Obligations, the Second-Priority Collateral Agent agrees to hold the Pledged Collateral that is part of the Common Collateral in its possession or control (or in the possession or control of its agents or bailees) as gratuitous bailee and/or gratuitous agent for the benefit of the other Second-Priority Representatives and any assignee solely for the purpose of perfecting the security interest granted in such Pledged Collateral pursuant to the applicable Second-Priority Collateral Document, subject to the terms and conditions of this Section 5.6.

(b)                                 Upon the Discharge of First-Priority Obligations, the Second-Priority Collateral Agent agrees to hold the Deposit Account Collateral (if any) that is part of the Common Collateral and controlled by the Second-Priority Collateral Agent as gratuitous bailee and/or gratuitous agent for the benefit of other Second-Priority Representatives and any assignee solely for the purpose of perfecting the security interest granted in such Deposit Account Collateral pursuant to the applicable Second-Priority Collateral Document, subject to the terms and conditions of this Section 5.6.

(c)                                  In the event that the Second-Priority Collateral Agent (or its agent or bailees) has Lien filings against Intellectual Property (as defined in the Initial Second-Priority Collateral Agreement) that is part of the Common Collateral that are necessary for the perfection of Liens in such Common Collateral, upon the Discharge of First-Priority Obligations, the Second-Priority Collateral Agent agrees to hold such Liens as gratuitous bailee and/or gratuitous agent for the benefit of other Second-Priority Representatives and any assignee solely for the purpose of perfecting the security interest granted in such Liens pursuant to the applicable Second-Priority Collateral Document, subject to the terms and conditions of this Section 5.6.

(d)                                 The Second-Priority Collateral Agent, in its capacity as gratuitous bailee and/or gratuitous agent, shall have no obligation whatsoever to the other Second-Priority Representatives to assure that the Pledged Collateral is genuine or owned by the Grantors or to protect or preserve rights or benefits of any Person or any rights

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pertaining to the Common Collateral except as expressly set forth in this Section 5.6. The duties or responsibilities of the Second-Priority Collateral Agent under this Section 5.6 upon the Discharge of First-Priority Obligations shall be limited solely to holding the Pledged Collateral as gratuitous bailee and/or gratuitous agent for the benefit of other Second-Priority Representatives for purposes of perfecting the Lien held by the applicable Second-Priority Secured Parties.

(e)                                  The Second-Priority Collateral Agent shall not have by reason of the Second-Priority Collateral Documents or this Agreement or any other document a fiduciary relationship in respect of the other Second-Priority Representatives (or the Second-Priority Secured Parties for which such other Second-Priority Representatives are agent) and the other Second-Priority Representatives hereby waive and release the Second-Priority Collateral Agent from all claims and liabilities arising pursuant to the Second-Priority Collateral Agent’s role under this Section 5.6, as gratuitous bailee and/or gratuitous agent with respect to the Common Collateral.

(f)                                   In the event that the Second-Priority Collateral Agent shall cease to be so designated the Second-Priority Collateral Agent pursuant to the definition of such term, the then Second-Priority Collateral Agent shall deliver to the successor Second-Priority Collateral Agent, to the extent that it is legally permitted to do so, the Pledged Collateral (if any) and the Deposit Account Collateral (if any) together with any necessary endorsements (or otherwise allow the successor Second-Priority Collateral Agent to obtain control of such Pledged Collateral and Deposit Account Collateral) or as a court of competent jurisdiction may otherwise direct, and such successor Second-Priority Collateral Agent shall perform all duties of the Second-Priority Collateral Agent as set forth herein. The Companies shall take such further action as is required to effectuate the transfer contemplated hereby and shall indemnify the Second-Priority Collateral Agent for any loss or damage suffered by the Second-Priority Collateral Agent as a result of such transfer except for any loss or damage suffered by the Second-Priority Collateral Agent as a result of its own willful misconduct, gross negligence or bad faith. The Second-Priority Collateral Agent has no obligation to follow instructions from the successor Second-Priority Collateral Agent in contravention of this Agreement.

(g)                                  The agreement of the Second-Priority Collateral Agent to act as gratuitous bailee and/or gratuitous agent pursuant to this Section 5.6 is intended, among other things, to satisfy the requirements of Sections 8-106(d)(3), 8-301(a)(2), 9-104(a)(2) and 9-313(c) of the UCC.

5.7                               When Discharge of First-Priority Obligations Deemed to Not Have Occurred.  If, at any time concurrently with or after the Discharge of First-Priority Obligations has occurred, any Company incurs and designates any Other First-Priority Obligations, then such Discharge of First-Priority Obligations shall automatically be deemed not to have occurred for all purposes of this Agreement (other than with respect to any actions taken prior to the date of such designation as a result of the occurrence of such first Discharge of First-Priority Obligations), and the applicable agreement governing such Other First-Priority Obligations shall automatically be treated as a First-Priority Credit Document (and, upon designation by the Dutch Borrower thereof, the “Credit Agreement” hereunder) for all purposes of this Agreement, including for

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purposes of the Lien priorities and rights in respect of Common Collateral set forth herein and the granting by the First-Priority Collateral Agent of amendments, waivers and consents hereunder. Upon receipt of notice of such designation (including the identity of the new First-Priority Collateral Agent), each Second-Priority Representative shall promptly (i) enter into such documents and agreements (at the expense of the Companies), including amendments or supplements to this Agreement, as any Company or such new First-Priority Collateral Agent shall reasonably request in writing in order to provide the new First-Priority Representative the rights of the First-Priority Collateral Agent contemplated hereby and (ii) to the extent then held by any Second-Priority Representative, deliver to the First-Priority Collateral Agent the Pledged Collateral that is Common Collateral together with any necessary endorsements (or otherwise allow such First-Priority Collateral Agent to obtain possession or control of such Pledged Collateral).

5.8                               No Release If Event of Default.  Notwithstanding any other provisions contained in this Agreement, if an Event of Default (as defined in the Initial Second-Priority Agreement or any other Second-Priority Document, as applicable) exists on the date on which all First-Priority Obligations are repaid in full and terminated (including all commitments and letters of credit thereunder) resulting in a Discharge of First-Priority Obligations, the Second-Priority Liens on the Second-Priority Collateral securing the Second-Priority Obligations relating to such Event of Default will not be released, except to the extent such Second-Priority Collateral or any portion thereof was disposed of in order to repay the First-Priority Obligations secured by such Second-Priority Collateral, and thereafter the Second-Priority Collateral Agent will have the right to foreclose upon such Second-Priority Collateral (but in any such event, the Liens on such Second-Priority Collateral securing the applicable Second-Priority Obligations will be released when such Event of Default and all other Events of Default under the Initial Second-Priority Agreement or any other Second-Priority Document, as applicable, cease to exist).

Section 6.                                          Insolvency or Liquidation Proceedings.

6.1                               Financing Issues.  If any Company or any other Grantor shall be subject to any Insolvency or Liquidation Proceeding and the First-Priority Collateral Agent shall desire to permit the use of cash collateral or to permit any Company or any other Grantor to obtain financing under Section 363 or Section 364 of the Bankruptcy Code or any similar provision in any other applicable Bankruptcy Law (“DIP Financing”), then each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, agrees that it will raise no objection to (and will not otherwise contest) such use of cash collateral or DIP Financing and will not request adequate protection or any other relief in connection therewith (except to the extent permitted by the proviso in clause (ii) of Section 3.1(a) and Section 6.3) and, to the extent the Liens securing the First-Priority Obligations under the First-Priority Documents are subordinated or pari passu with such DIP Financing, will subordinate its Liens in the Common Collateral (x) to such DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Second-Priority Obligations are so subordinated to Liens securing First-Priority Obligations under this Agreement, (y) any adequate protection Liens granted to the First-Priority Secured Parties, and (z) to any “carve-out” for professional and United States Trustee fees agreed to by the First-Priority

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Collateral Agent.  Each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, further agrees that it will raise no (a) objection to (and will not otherwise contest) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of First-Priority Obligations made by the First-Priority Collateral Agent or any holder of First-Priority Obligations, (b) objection to (and will not otherwise contest) any lawful exercise by any holder of First-Priority Obligations of the right to credit bid First-Priority Obligations at any sale in foreclosure of First-Priority Collateral or otherwise under Section 363(k) of the Bankruptcy Code or any similar provision of any other applicable Bankruptcy Law, (c) objection to (and will not otherwise contest) any other request for judicial relief made in any court by any holder of First-Priority Obligations relating to the lawful enforcement of any Lien on First-Priority Collateral or (d) objection to (and will not otherwise contest) any order relating to a sale of assets of any Grantor for which the First-Priority Collateral Agent has consented that provides, to the extent the sale is to be free and clear of Liens, that the Liens securing the First-Priority Obligations and the Second-Priority Obligations will attach to the proceeds of the sale on the same basis of priority as the Liens securing the First-Priority Collateral rank to the Liens securing the Second-Priority Collateral in accordance with this Agreement.

6.2                               Relief from the Automatic Stay.  Until the Discharge of First-Priority Obligations has occurred, each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, agrees that none of them shall seek relief from the automatic stay or any other stay in any Insolvency or Liquidation Proceeding in respect of the Common Collateral, without the prior written consent of the First-Priority Collateral Agent and the Required Lenders.

6.3                               Adequate Protection.  Each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, agrees that none of them shall contest (or support any other Person contesting) (a) any request by the First-Priority Collateral Agent or the First-Priority Secured Parties for adequate protection or (b) any objection by the First-Priority Collateral Agent or the First-Priority Secured Parties to any motion, relief, action or proceeding based on the First-Priority Collateral Agent’s or the First-Priority Secured Parties’ claiming a lack of adequate protection. Notwithstanding the foregoing, in any Insolvency or Liquidation Proceeding, (i) if the First-Priority Secured Parties (or any subset thereof) are granted adequate protection in the form of a Lien on additional collateral in connection with any DIP Financing or use of cash collateral under Section 363 or Section 364 of the Bankruptcy Code or any similar provision of any other applicable Bankruptcy Law, then each Second-Priority Representative, on behalf of itself and any applicable Second-Priority Secured Party, may seek or request adequate protection in the form of a Lien on such additional collateral, which Lien is subordinated to the Liens securing and providing adequate protection for the First-Priority Obligations and such DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Second-Priority Obligations are so subordinated to the Liens securing First-Priority Obligations under this Agreement and (ii) in the event any Second-Priority Representative, on behalf of itself or any applicable Second-Priority Secured Party, seeks or requests adequate protection and such adequate protection is granted in the form of a Lien on additional collateral, then such Second-Priority Representative, on behalf of itself or each such Second-Priority Secured Party,

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agrees that the First-Priority Representatives shall also be granted a senior Lien on such additional collateral as security and adequate protection for the applicable First-Priority Obligations and any such DIP Financing and that any Lien on such additional collateral securing or providing adequate protection for the Second-Priority Obligations shall be subordinated to the Liens on such collateral securing the First-Priority Obligations and any such DIP Financing (and all Obligations relating thereto) and any other Liens granted to the First-Priority Secured Parties as adequate protection on the same basis as the other Liens securing the Second-Priority Obligations are so subordinated to such Liens securing First-Priority Obligations under this Agreement.

6.4                               Preference Issues.  If any First-Priority Secured Party is required in any Insolvency or Liquidation Proceeding or otherwise to turn over or otherwise pay to the estate of any Company or any other Grantor (or any trustee, receiver or similar person therefor), because the payment of such amount was declared to be or avoided as fraudulent or preferential in any respect or for any other reason, any amount (a “Recovery”), whether received as proceeds of security, enforcement of any right of setoff or otherwise, then the First-Priority Obligations shall be reinstated to the extent of such Recovery and deemed to be outstanding as if such payment had not occurred and the First-Priority Secured Parties shall remain entitled to a Discharge of First-Priority Obligations with respect to all such recovered amounts and shall have all rights hereunder until such time. If this Agreement shall have been terminated prior to such Recovery, this Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties hereto.

6.5                               Application.  This Agreement, which the parties hereto expressly acknowledge is a “subordination agreement” under Section 510(a) of the Bankruptcy Code or any similar provision of any other applicable Bankruptcy Law, shall be applicable prior to and after the commencement of any Insolvency or Liquidation Proceeding. All references herein to any Grantor shall apply to any trustee for such Person and such Person as debtor in possession. The relative rights as to the Common Collateral and Proceeds thereof shall continue after the filing thereof on the same basis as prior to the date of the petition, subject to any court order approving the financing of, or use of cash collateral by, any Grantor.

6.6                               506(c) Claims.  Until the Discharge of First-Priority Obligations has occurred, each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, will not assert or enforce any claim under Section 506(c) of the Bankruptcy Code (or any similar provision under any other applicable Bankruptcy Law) senior to or on a parity with the Liens securing the First-Priority Obligations for costs or expenses of preserving or disposing of any Common Collateral.

6.7                               Reorganization Securities. If, in any Insolvency or Liquidation Proceeding, debt obligations of the reorganized debtor secured by Liens upon any property of the reorganized debtor are distributed, pursuant to a plan of reorganization or similar dispositive restructuring plan on account of both the First-Priority Obligations and the Second-Priority Obligations, then, to the extent the debt obligations distributed on account of the First-Priority Obligations and on account of the Second-Priority

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Obligations are secured by Liens upon the same assets or property, the provisions of this Agreement will survive the distribution of such debt obligations pursuant to such plan and will apply with like effect to the Liens securing such debt obligations.

6.8          Voting. Without the prior written consent of the First-Priority Representatives, neither the Second-Priority Collateral Agent nor any other Second-Priority Secured Party may propose, support or vote in favor of any plan of reorganization or similar dispositive restructuring plan that is inconsistent with the terms of this Agreement unless such plan (a) pays off, in cash in full, all First-Priority Obligations, (b) is accepted by the class of holders of First-Priority Obligations voting thereon in accordance with Section 1126(c) of the Bankruptcy Code (or any similar provision under any other applicable Bankrutpcy Law) and (c) otherwise provides the holders of First-Priority Obligations with the value of the Common Collateral in cash or otherwise, prior to any payment or distribution on account of the Second-Priority Obligations, subject to Section 6.7 hereof.

6.9          Post-Petition Interest.(a)     None of the Second-Priority Representative or any other Second-Priority Secured Party shall oppose or seek to challenge any claim by any First-Priority Representative or any other First-Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of First-Priority Obligations consisting of post-petition interest, fees, or expenses under Section 506(b) of the Bankruptcy Code or otherwise.

(b)           None of the First-Priority Representatives or any other First-Priority Secured Party shall oppose or seek to challenge any claim by any Second-Priority Representative or any other Second-Priority Secured Party for allowance in any Insolvency or Liquidation Proceeding of Second-Priority Obligations consisting of post-petition interest, fees, or expenses under Section 506(b) of the Bankruptcy Code or otherwise, to the extent of the value of the Lien of the Second-Priority Representative on behalf of the Second-Priority Secured Parties on the Common Collateral (after taking into account the First-Priority Obligations and the Liens grated to the First Priority Secured Parties).

6.10        Separate Grants of Security and Separate Classifications.  Each Second-Priority Representative, for itself and on behalf of each applicable Second-Priority Secured Party, acknowledges and agrees that (a) the grants of Liens pursuant to the First-Priority Collateral Documents and the Second-Priority Collateral Documents constitute separate and distinct grants of Liens and (b) because of, among other things, their differing rights in the Common Collateral, the Second-Priority Obligations are fundamentally different from the First-Priority Obligations and must be separately classified in any plan of reorganization or similar dispositive restructuring plan proposed, confirmed, or adopted in any Insolvency or Liquidation Proceeding. To further effectuate the intent of the parties as provided in the immediately preceding sentence, if it is held that any claims of the First-Priority Secured Parties and the Second-Priority Secured Parties in respect of the Common Collateral constitute a single class of claims (rather than separate classes of senior and junior secured claims), then each Second-Priority Representative, for itself and on behalf of each applicable Second-Priority Secured Party, hereby acknowledges and agrees that all distributions from the Common Collateral shall

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be made as if there were separate classes of senior and junior secured claims against the Grantors in respect of the Common Collateral (with the effect being that, to the extent that the aggregate value of the Common Collateral is sufficient (for this purpose ignoring all claims held by the Second-Priority Secured Parties), the First-Priority Secured Parties shall be entitled to receive, in addition to amounts distributed to them in respect of principal, pre-petition interest, fees, and expenses, and other claims, all amounts owing in respect of post-petition interest, fees, and expenses (whether or not allowed or allowable in such Insolvency or Liquidation Proceeding) before any distribution is made from the Common Collateral in respect of the Second-Priority Obligations, with each Second-Priority Representative, for itself and on behalf of each applicable Second-Priority Secured Party, hereby acknowledging and agreeing to turn over to the First-Priority Collateral Agent amounts otherwise received or receivable by them from the Common Collateral to the extent necessary to effectuate the intent of this sentence, even if such turnover has the effect of reducing the claim or recovery of the Second-Priority Secured Parties.

Section 7.                                          Reliance; Waivers; etc.

7.1          Reliance.  The consent by the First-Priority Secured Parties to the execution and delivery of the Second-Priority Documents to which the First-Priority Secured Parties have consented and all loans and other extensions of credit made or deemed made on and after the date hereof by the First-Priority Secured Parties to any Company or any Subsidiary of any Company shall be deemed to have been given and made in reliance upon this Agreement. Each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, acknowledges that it and the applicable Second-Priority Secured Parties have, independently and without reliance on the First-Priority Collateral Agent or any First-Priority Secured Party, and based on documents and information deemed by them appropriate, made their own credit analysis and decision to enter into the applicable Second-Priority Documents, this Agreement and the transactions contemplated hereby and thereby and they will continue to make their own credit decision in taking or not taking any action under the applicable Second-Priority Documents or this Agreement.

7.2          No Warranties or Liability.  Each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, acknowledges and agrees that neither the First-Priority Collateral Agent nor any First-Priority Secured Party has made any express or implied representation or warranty, including with respect to the execution, validity, legality, completeness, collectibility or enforceability of any of the First-Priority Documents, the ownership of any Common Collateral or the perfection or priority of any Liens thereon. The First-Priority Secured Parties will be entitled to manage and supervise their respective loans and extensions of credit under the First-Priority Documents in accordance with law and as they may otherwise, in their sole discretion, deem appropriate, and the First-Priority Secured Parties may manage their loans and extensions of credit without regard to any rights or interests that any Second-Priority Representative or any of the Second-Priority Secured Parties have in the Common Collateral or otherwise, except as otherwise provided in this Agreement. Neither the First-Priority Collateral Agent nor any First-Priority Secured Party shall have any duty to any Second-Priority Representative or any Second-Priority Secured Party to act

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or refrain from acting in a manner that allows, or results in, the occurrence or continuance of an event of default or default under any agreements with any Company or any Subsidiary thereof (including the Second-Priority Documents), regardless of any knowledge thereof that they may have or be charged with. Except as expressly set forth in this Agreement, the First-Priority Collateral Agent, the First-Priority Secured Parties, the Second-Priority Representatives and the Second-Priority Secured Parties have not otherwise made to each other, nor do they hereby make to each other, any warranties, express or implied, nor do they assume any liability to each other with respect to (a) the enforceability, validity, value or collectibility of any of the Second-Priority Obligations, the First-Priority Obligations or any guarantee or security which may have been granted to any of them in connection therewith, (b) any Company’s or any other Grantor’s title to or right to transfer any of the Common Collateral or (c) any other matter except as expressly set forth in this Agreement.

7.3          Obligations Unconditional.  All rights, interests, agreements and obligations of the First-Priority Collateral Agent and the First-Priority Secured Parties, and the Second-Priority Representatives and the Second-Priority Secured Parties, respectively, hereunder shall remain in full force and effect irrespective of:

(a)           any lack of validity or enforceability of any First-Priority Documents or any Second-Priority Documents;

(b)           any change in the time, manner or place of payment of, or in any other terms of, all or any of the First-Priority Obligations or Second-Priority Obligations, or any amendment or waiver or other modification, including any increase in the amount thereof, whether by course of conduct or otherwise, of the terms of the Credit Agreement or any other First-Priority Document or of the terms of the Initial Second-Priority Agreement or any other Second-Priority Document;

(c)           any exchange of any security interest in any Common Collateral or any other collateral, or any amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of all or any of the First-Priority Obligations or Second-Priority Obligations or any guarantee thereof;

(d)           the commencement of any Insolvency or Liquidation Proceeding in respect of any Company or any other Grantor; or

(e)           any other circumstances that otherwise might constitute a defense available to, or a discharge of, any Company or any other Grantor in respect of the First-Priority Obligations, or of any Second-Priority Representative or any Second-Priority Secured Party in respect of this Agreement.

Section 8.                                          Miscellaneous.

8.1          Conflicts.  Subject to Section 8.19, in the event of any conflict between the terms of this Agreement and the terms of any First-Priority Document or any Second-Priority Document, the terms of this Agreement shall govern.

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8.2          Continuing Nature of this Agreement; Severability.  Subject to Section 5.7 and Section 6.4, this Agreement shall continue to be effective until the Discharge of First-Priority Obligations shall have occurred or such later time as all the Obligations in respect of the Second-Priority Obligations shall have been paid in full. This is a continuing agreement of lien subordination and the First-Priority Secured Parties may continue, at any time and without notice to each Second-Priority Representative or any Second-Priority Secured Party, to extend credit and other financial accommodations and lend monies to or for the benefit of any Company or any other Grantor constituting First-Priority Obligations in reliance hereon. The terms of this Agreement shall survive, and shall continue in full force and effect, in any Insolvency or Liquidation Proceeding, any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall not invalidate the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

8.3          Amendments; Waivers.  No amendment, modification or waiver of any of the provisions of this Agreement shall be deemed to be made unless the same shall be in writing signed on behalf of each Second-Priority Representative (or its authorized agent), each First-Priority Representative (or its authorized agent) and the Dutch Borrower (as a representative of the Companies) and each waiver, if any, shall be a waiver only with respect to the specific instance involved and shall in no way impair the rights of the parties making such waiver or the obligations of the other parties to such party in any other respect or at any other time. Notwithstanding anything in this Section 8.3 to the contrary, this Agreement may be amended from time to time at the request of the Dutch Borrower, at the Dutch Borrower’s expense, and without the consent of any First-Priority Representative (provided that the form of any such amendment shall be reasonably acceptable to the First-Priority Representative), any Second-Priority Representative, any First-Priority Secured Party or any Second-Priority Secured Party to (i) add other parties holding Other First-Priority Obligations (or any agent or trustee therefor) and Other Second-Priority Obligations (or any agent or trustee therefor) in each case to the extent such Obligations are not prohibited by any First-Priority Credit Document or any Second-Priority Credit Document then in effect, (ii) in the case of Other Second-Priority Obligations, (a) establish that the Lien on the Common Collateral securing such Other Second-Priority Obligations shall be junior and subordinate in all respects to all Liens on the Common Collateral securing any First-Priority Obligations and shall share in the benefits of the Common Collateral equally and ratably with all Liens on the Common Collateral securing any Second-Priority Obligations (subject to the terms of the Second-Priority Documents), and (b) provide to the holders of such Other Second-Priority Obligations (or any agent or trustee thereof) the comparable rights and benefits (including any improved rights and benefits that have been consented to by the First-Priority Collateral Agent) as are provided to the holders of Second-Priority Obligations under this Agreement (subject to the terms of the Second-Priority Documents), and (iii) in the case of Other First-Priority Obligations, (a) establish that the Lien on the Common Collateral securing such Other First-Priority Obligations shall be superior in all respects to all Liens on the Common Collateral securing any Second-Priority Obligations and shall share in the benefits of the Common Collateral equally and ratably with all Liens on the Common Collateral securing any First-Priority Obligations (subject to the terms of the First-Priority Documents), and (b) provide to the holders of

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such Other First-Priority Obligations (or any agent or trustee thereof) the comparable rights and benefits as are provided to the holders of First-Priority Obligations under this Agreement (subject to the terms of the First-Priority Documents), in each case so long as such modifications are not prohibited by any First-Priority Credit Document or any Second-Priority Credit Document then in effect. Any such additional party and each Representative shall be entitled to rely on the determination of an officer of the Dutch Borrower that such modifications are not prohibited by any First-Priority Credit Document or any Second-Priority Credit Document if such determination is set forth in an officer’s certificate delivered to such party, the First-Priority Collateral Agent and each Second-Priority Representative. At the request (and sole expense) of the Dutch Borrower, without the consent of any First-Priority Secured Party or Second-Priority Secured Party, each of the First-Priority Collateral Agent, the Second-Priority Collateral Agent and each other First-Priority Representative and Second-Priority Representative shall execute and deliver an acknowledgment and confirmation of such permitted modifications and/or enter into an amendment, a restatement or a supplement of this Agreement to facilitate such permitted modifications (it being understood that such actions shall not be required for the effectiveness of any such modifications).

8.4          Information Concerning Financial Condition of the Companies and the Subsidiaries.  The First-Priority Collateral Agent, the First-Priority Secured Parties, each Second-Priority Representative and the Second-Priority Secured Parties shall each be responsible for keeping themselves informed of (a) the financial condition of the Companies and the Subsidiaries of the Companies and all endorsers and/or guarantors of the Second-Priority Obligations or the First-Priority Obligations and (b) all other circumstances bearing upon the risk of nonpayment of the Second-Priority Obligations or the First-Priority Obligations. The First-Priority Collateral Agent, the First-Priority Secured Parties, each Second-Priority Representative and the Second-Priority Secured Parties shall have no duty to advise any other party hereunder of information known to it or them regarding such condition or any such circumstances or otherwise. In the event that the First-Priority Collateral Agent, any First-Priority Secured Party, any Second-Priority Representative or any Second-Priority Secured Party, in its or their sole discretion, undertakes at any time or from time to time to provide any such information to any other party, it or they shall be under no obligation (w) to make, and the First-Priority Collateral Agent, the First-Priority Secured Parties, the Second-Priority Representatives and the Second-Priority Secured Parties shall not make, any express or implied representation or warranty, including with respect to the accuracy, completeness, truthfulness or validity of any such information so provided, (x) to provide any additional information or to provide any such information on any subsequent occasion, (y) to undertake any investigation or (z) to disclose any information that, pursuant to accepted or reasonable commercial finance practices, such party wishes to maintain confidential or is otherwise required to maintain confidential.

8.5          Subrogation.  Each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, hereby waives any rights of subrogation it may acquire as a result of any payment hereunder until the Discharge of First-Priority Obligations has occurred.

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8.6          Application of Payments.  Except as otherwise provided herein, all payments received by the First-Priority Secured Parties may be applied, reversed and reapplied, in whole or in part, to such part of the First-Priority Obligations as the First-Priority Secured Parties, in their sole discretion, deem appropriate, consistent with the terms of the First-Priority Documents. Except as otherwise provided herein, each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, assents to any extension or postponement of the time of payment of the First-Priority Obligations or any part thereof and to any other indulgence with respect thereto, to any substitution, exchange or release of any security that may at any time secure any part of the First-Priority Obligations and to the addition or release of any other Person primarily or secondarily liable therefor.

8.7          Consent to Jurisdiction; Waivers.  The parties hereto irrevocably and unconditionally agree that they will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the First-Priority Secured Parties or the Credit Agreement Agent, or any affiliate of the foregoing in any way relating to this Agreement or the transactions relating hereto, in any forum other than the courts of the State of New York sitting in New York County, and of the United States District Court of the Southern District of New York, and any appellate court from any thereof.  The parties hereto consent to the jurisdiction of any state or federal court located in New York County, New York, and consent that all service of process may be made by registered mail directed to such party as provided in Section 8.8 for such party. Service so made shall be deemed to be completed three days after the same shall be posted as aforesaid. The parties hereto waive any objection to any action instituted hereunder in any such court based on forum non conveniens, and any objection to the venue of any action instituted hereunder in any such court. EACH OF THE PARTIES HERETO WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, VERBAL OR WRITTEN STATEMENT OR ACTION OF ANY PARTY HERETO IN CONNECTION WITH THE SUBJECT MATTER HEREOF.

8.8          Notices.  All notices to the First-Priority Secured Parties and the Second-Priority Secured Parties permitted or required under this Agreement may be sent to the First-Priority Collateral Agent, the Initial Second-Priority Collateral Agent, or any other First-Priority Representative or Second-Priority Representative as provided in the Credit Agreement, the Initial Second-Priority Agreement, the relevant First-Priority Document or the relevant Second-Priority Document, as applicable. Unless otherwise specifically provided herein, any notice or other communication herein required or permitted to be given shall be in writing and may be personally served, telecopied, electronically mailed or sent by courier service or U.S. mail and shall be deemed to have been given when delivered in person or by courier service, upon receipt of a telecopy or electronic mail or upon receipt via U.S. mail (registered or certified, with postage prepaid and properly addressed). For the purposes hereof, the addresses of the parties hereto shall be as set forth below each party’s name on the signature pages hereto, or, as to each party, at such other address as may be designated by such party in a written notice to all of the other parties. Each First-Priority Representative hereby agrees to promptly notify

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each Second-Priority Representative upon payment in full in cash of all indebtedness under the applicable First-Priority Documents (except for contingent indemnities and cost and reimbursement obligations to the extent no claim therefor has been made).

8.9          Further Assurances.  Each of the Second-Priority Representatives, on behalf of itself and each applicable Second-Priority Secured Party, and each of the First-Priority Representatives, on behalf of itself and each applicable First-Priority Secured Party, agrees that each of them shall take such further action and shall execute and deliver to the First-Priority Collateral Agent and the First-Priority Secured Parties such additional documents and instruments (in recordable form, if requested) as the First-Priority Collateral Agent or the First-Priority Secured Parties may reasonably request to effectuate the terms of and the lien priorities contemplated by this Agreement.

8.10        Governing Law.  THIS AGREEMENT AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY PRINCIPLE OF CONFLICTS OF LAW THAT COULD REQUIRE THE APPLICATION OF ANY OTHER LAW.

8.11        Binding on Successors and Assigns.  This Agreement shall be binding upon the First-Priority Collateral Agent, the other First-Priority Representatives, the First-Priority Secured Parties, the Second-Priority Representatives, the Second-Priority Secured Parties, the Companies, the Companies’ Subsidiaries party hereto and their respective permitted successors and assigns.

8.12        Specific Performance.  The First-Priority Collateral Agent may demand specific performance of this Agreement. Each Second-Priority Representative, on behalf of itself and each applicable Second-Priority Secured Party, hereby irrevocably waives any defense based on the adequacy of a remedy at law and any other defense that might be asserted to bar the remedy of specific performance in any action that may be brought by the First-Priority Collateral Agent.

8.13        Section Titles.  The section titles contained in this Agreement are and shall be without substantive meaning or content of any kind whatsoever and are not a part of this Agreement.

8.14        Counterparts.  This Agreement may be executed in one or more counterparts, including by means of facsimile or in portable document format (pdf), each of which shall be an original and all of which shall together constitute one and the same document.

8.15        Authorization.  By its signature, each Person executing this Agreement on behalf of a party hereto represents and warrants to the other parties hereto that it is duly authorized to execute this Agreement. Each First-Priority Representative represents and warrants that this Agreement is binding upon the applicable First-Priority Secured Parties for which such First-Priority Representative is acting. Each Second-

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Priority Representative represents and warrants that this Agreement is binding upon the applicable Second-Priority Secured Parties for which such Second-Priority Representative is acting.

8.16        No Third Party Beneficiaries; Successors and Assigns.  This Agreement and the rights and benefits hereof shall inure to the benefit of, and be binding upon, each of the parties hereto and their respective successors and assigns and shall inure to the benefit of each of, and be binding upon, the holders of First-Priority Obligations and Second-Priority Obligations. No other Person shall have or be entitled to assert rights or benefits hereunder.

8.17        Effectiveness.  This Agreement shall become effective when executed and delivered by the parties hereto. This Agreement shall be effective both before and after the commencement of any Insolvency or Liquidation Proceeding. All references to any Company or any other Grantor shall include any Company or any other Grantor as debtor and debtor-in-possession and any receiver or trustee for any Company or any other Grantor (as the case may be) in any Insolvency or Liquidation Proceeding.

8.18        First-Priority Representatives and Second-Priority Representatives.  It is understood and agreed that (a) Deutsche Bank is entering into this Agreement in its capacity as collateral agent under the Credit Agreement and the provisions of Article VIII of the Credit Agreement applicable to Deutsche Bank as collateral agent thereunder shall also apply to Deutsche Bank as First-Priority Collateral Agent hereunder and (b) [  ] is entering into this Agreement in its capacity as Initial Second-Priority Collateral Agent under the Initial Second-Priority Agreement, and the provisions of [Article [  ]] of the Initial Second-Priority Agreement applicable to the Initial Second-Priority Collateral Agent thereunder shall also apply to it as Second-Priority Collateral Agent and Initial Second-Priority Collateral Agent hereunder.

8.19        Relative Rights.  Notwithstanding anything in this Agreement to the contrary (except to the extent contemplated by Sections 5.1 and 5.3(b)), nothing in this Agreement is intended to or will (a) amend, waive or otherwise modify the provisions of the Credit Agreement, the Initial Second-Priority Agreement or any other First-Priority Document or Second-Priority Document entered into in connection with the Credit Agreement, the Initial Second-Priority Agreement or any other First-Priority Document or Second-Priority Document or permit any Company or any Subsidiary of any Company to take any action, or fail to take any action, to the extent such action or failure would otherwise constitute a breach of, or default under, the Credit Agreement, the Initial Second-Priority Agreement or any other First-Priority Document or Second-Priority Document entered into in connection with the Credit Agreement, the Initial Second-Priority Agreement or any other First-Priority Document or Second-Priority Credit Document, (b) change the relative priorities of the First-Priority Obligations or the Liens granted under the First-Priority Documents on the Common Collateral (or any other assets) as among the First-Priority Secured Parties or (c) otherwise change the relative rights of the First-Priority Secured Parties in respect of the Common Collateral as among such First-Priority Secured Parties or (d) obligate any Company or any Subsidiary of any Company to take any action, or fail to take any action, that would otherwise constitute a breach of, or default under, the Credit Agreement, the Initial Second-Priority

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Agreement or any other First-Priority Document or Second-Priority Document entered into in connection with the Credit Agreement, the Initial Second-Priority Agreement or any other First-Priority Document or Second-Priority Document.

8.20        Second-Priority Collateral Agent.  The Second-Priority Collateral Agent is executing and delivering this Agreement solely in its capacity as such and pursuant to directions set forth in the Initial Second-Priority Agreement; and in so doing, the Second-Priority Collateral Agent shall not be responsible for the terms or sufficiency of this Agreement for any purpose.  The Second-Priority Collateral Agent shall not have duties or obligations under or pursuant to this Agreement other than such duties expressly set forth in this Agreement as duties on its part to be performed or observed.  In entering into this Agreement, or in taking (or forbearing from ) any action under or pursuant to this Agreement, the Second-Priority Collateral Agent shall have and be protected by all of the rights, immunities, indemnities and other protections granted to it under the Initial Second-Priority Agreement and the Initial Second-Priority Collateral Agreement.

8.21        Joinder Requirements.  The Dutch Borrower may designate additional obligations as Other First-Priority Obligations or Other Second-Priority Obligations pursuant to this Section 8.21 if (x) the incurrence of such obligations is not prohibited by any First-Priority Document or Second-Priority Document then in effect and (y) the Dutch Borrower shall have delivered an officer’s certificate to each Representative certifying the same.  If not so prohibited, the Dutch Borrower shall (i) notify each Representative in writing of such designation and (ii) cause the applicable new First-Priority Representative or Second-Priority Representative to execute and deliver to each other First-Priority Representative and Second-Priority Representative, a Joinder Agreement substantially in the form of Exhibit A or Exhibit B, as applicable, hereto.

8.22        Intercreditor Agreements.

(a)           Each party hereto agrees that the First-Priority Secured Parties (as among themselves) and the Second-Priority Secured Parties (as among themselves) may each enter into intercreditor agreements (or similar arrangements) with the applicable First-Priority Representatives or Second-Priority Representatives, as the case may be, governing the rights, benefits and privileges as among the First-Priority Secured Parties or as among the Second-Priority Secured Parties, as the case may be, in respect of any or all of the Common Collateral, this Agreement and the other First-Priority Collateral Documents or the other Second-Priority Collateral Documents, as the case may be, including as to application of proceeds of any Common Collateral, voting rights, control of any Common Collateral and waivers with respect to any Common Collateral, in each case so long as the terms thereof do not violate or conflict with the provisions of this Agreement or the other First-Priority Collateral Documents or Second-Priority Collateral Documents, as the case may be. In any event, if a respective intercreditor agreement (or similar arrangement) exists, the provisions thereof shall not be (or be construed to be) an amendment, modification or other change to this Agreement or any other First-Priority Collateral Document or Second-Priority Collateral Document, and the provisions of this Agreement and the other First-Priority Collateral Documents and Second-Priority Collateral Documents shall remain in full force and effect in

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accordance with the terms hereof and thereof (as such provisions may be amended, modified or otherwise supplemented from time to time in accordance with the terms thereof, including to give effect to any intercreditor agreement (or similar arrangement)).

(b)           In addition, in the event that any Company or any Subsidiary thereof incurs any Obligations secured by a Lien on any Common Collateral that is junior to Liens thereon securing any First-Priority Obligations or Second-Priority Obligations, as the case may be, and such Obligations are not designated by such Company as Second-Priority Obligations, then the First-Priority Collateral Agent and/or Second-Priority Collateral Agent shall upon the request of such Company enter into an intercreditor agreement with the agent or trustee for the creditors with respect to such secured Obligations to reflect the relative Lien priorities of such parties with respect to the relevant portion of the Common Collateral and governing the relative rights, benefits and privileges as among such parties in respect of such Common Collateral, including as to application of the proceeds of such Common Collateral, voting rights, control of such Common Collateral and waivers with respect to such Common Collateral, in each case, so long as such secured Obligations are not prohibited by, and the terms of such intercreditor agreement do not violate or conflict with, the provisions of this Agreement or any of the First-Priority Documents or Second-Priority Documents, as the case may be. If any such intercreditor agreement (or similar arrangement) is entered into, the provisions thereof shall not be (or be construed to be) an amendment, modification or other change to this Agreement or any First-Priority Documents, and the provisions of this Agreement, the First-Priority Documents and the Second-Priority Documents shall remain in full force and effect in accordance with the terms hereof and thereof (as such provisions may be amended, modified or otherwise supplemented from time to time in accordance with the respective terms thereof, including to give effect to any intercreditor agreement (or similar arrangement)).

8.23        Additional Guarantors. The Companies agree that, if any Subsidiary of the Dutch Borrower shall become a Grantor after the date hereof, it will promptly cause such Subsidiary to become party hereto by executing and delivering an instrument in a form reasonably acceptable to the First-Priority Collateral Agent. Upon such execution and delivery, such Subsidiary will become a Grantor hereunder with the same force and effect as if originally named as a Grantor herein. The execution and delivery of such instrument shall not require the consent of any party hereunder. The rights and obligations of each Grantor hereunder shall remain in full force and effect notwithstanding the addition of any new Grantor as a party to this Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

DEUTSCHE BANK AG NEW YORK BRANCH,
as Credit Agreement Agent

By:
Name:
Title:

DEUTSCHE BANK AG NEW YORK BRANCH,
as First-Priority Collateral Agent

By:
Name:
Title:

[ ],
as Initial Second-Priority Collateral Agent and
Second-Priority Collateral Agent

By:
Name:
Title:

[NAMES OF GRANTORS]

By:
Name:
Title:

EXHIBIT A
Joinder Agreement

JOINDER AGREEMENT
(Other First-Priority Obligations)

JOINDER AGREEMENT (this “Agreement”) dated as of [  ], [  ], among [  ] (the “New Representative”), as an Other First-Priority Representative, [[  ] (the “New Collateral Agent”)](22), as an Other First-Priority Collateral Agent, DEUTSCHE BANK AG NEW YORK BRANCH, as collateral agent for the Credit Agreement Secured Parties (together with its successors and co-agents in substantially the same capacity as may from time to time be appointed) and as First-Priority Collateral Agent, DEUTSCHE BANK AG NEW YORK BRANCH, as Credit Agreement Agent, [  ], as collateral agent for the Initial Second-Priority Secured Parties (together with its successors and co-agents in substantially the same capacity as may from time to time be appointed) and as Initial Second-Priority Collateral Agent and Second-Priority Collateral Agent, and Stars Group Holdings B.V.  (on behalf of the Companies and their Subsidiaries).

This Agreement is supplemental to that certain First Lien/Second Lien Intercreditor Agreement, dated as of [  ], 20[  ] (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “First Lien/Second Lien Intercreditor Agreement”), by and among the parties (other than the New Representative and the New Collateral Agent) referred to above.  This Agreement has been entered into to record the accession of the New Representative[s] as Other First-Priority Representative[s] under the First Lien/Second Lien Intercreditor Agreement [and to record the accession of the New Collateral Agent as an Other First-Priority Collateral Agent under the First Lien/Second Lien Intercreditor Agreement].

ARTICLE I

Definitions

SECTION 1.01     Capitalized terms used but not defined herein shall have the meanings assigned thereto in the First Lien/Second Lien Intercreditor Agreement.

ARTICLE II

Accession

SECTION 2.01  [The][/Each] New Representative agrees to become, with immediate effect, a party to and agrees to be bound by the terms of, the First Lien/Second Lien Intercreditor Agreement as an Other First-Priority Representative as if it had originally been party to the First Lien/Second Lien Intercreditor Agreement as an Other First-Priority Representative.

SECTION 2.02  [The New Collateral Agent agrees to become, with immediate effect, a party to and agrees to be bound by the terms of, the First Lien/Second Lien Intercreditor Agreement as an Other First-Priority Collateral Agent as if it had originally been party to the First Lien/Second Lien Intercreditor Agreement as an Other First-Priority Collateral Agent.]

(22)  To be included if applicable.

SECTION 2.03  The New Representative[s] and the New Collateral Agent confirm[s] that their address details for notices pursuant to the First Lien/Second Lien Intercreditor Agreement [is][/are] as follows:  [             ].

SECTION 2.04  Each party to this Agreement (other than the New Representative[s] and the New Collateral Agent) confirms the acceptance of the New Representative[s] and New Collateral Agent as an Other First-Priority Representative and Other First-Priority Collateral Agent, respectively, for purposes of the First Lien/Second Lien Intercreditor Agreement.

SECTION 2.05  [        ] [is][/are] acting in the capacities of Other First-Priority Representative[s] and [        ] is acting in its capacity as Other First-Priority Collateral Agent solely for the Secured Parties under [             ].

ARTICLE III

Miscellaneous

SECTION 3.01  This Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

SECTION 3.02  This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract.  Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

[INSERT SIGNATURE BLOCKS]

EXHIBIT B
Joinder Agreement

JOINDER AGREEMENT
(Other Second-Priority Obligations)

JOINDER AGREEMENT (this “Agreement”) dated as of [  ], [  ], among [  ] (the “New Representative”), as an Other Second-Priority Representative, [[  ] (the “New Collateral Agent”)](23), as an Other Second-Priority Collateral Agent, DEUTSCHE BANK AG NEW YORK BRANCH, as collateral agent for the Credit Agreement Secured Parties (together with its successors and co-agents in substantially the same capacity as may from time to time be appointed) and as First-Priority Collateral Agent, DEUTSCHE BANK AG NEW YORK BRANCH, as Credit Agreement Agent, [  ], as collateral agent for the Initial Second-Priority Secured Parties (together with its successors and co-agents in substantially the same capacity as may from time to time be appointed) and as Initial Second-Priority Collateral Agent and Second-Priority Collateral Agent and Stars Group Holdings B.V.  (on behalf of the Companies and their Subsidiaries).

This Agreement is supplemental to that certain First Lien/Second Lien Intercreditor Agreement, dated as of [  ], 20[  ] (as the same may be amended, restated, supplemented or otherwise modified from time to time, the “First Lien/Second Lien Intercreditor Agreement”), by and among the parties (other than the New Representative and the New Collateral Agent) referred to above.  This Agreement has been entered into to record the accession of the New Representative[s] as Other Second-Priority Representative[s] under the First Lien/Second Lien Intercreditor Agreement [and to record the accession of the New Collateral Agent as an Other Second-Priority Collateral Agent under the First Lien/Second Lien Intercreditor Agreement].

ARTICLE I

Definitions

SECTION 1.01  Capitalized terms used but not defined herein shall have the meanings assigned thereto in the First Lien/Second Lien Intercreditor Agreement.

ARTICLE II

Accession

SECTION 2.01  [The][/Each] New Representative agrees to become, with immediate effect, a party to and agrees to be bound by the terms of, the First Lien/Second Lien Intercreditor Agreement as an Other Second-Priority Representative as if it had originally been party to the First Lien/Second Lien Intercreditor Agreement as an Other Second-Priority Representative.

SECTION 2.02  [The New Collateral Agent agrees to become, with immediate effect, a party to and agrees to be bound by the terms of, the First Lien/Second Lien Intercreditor

(23)  To be included if applicable.

Agreement as an Other Second-Priority Collateral Agent as if it had originally been party to the First Lien/Second Lien Intercreditor Agreement as an Other Second-Priority Collateral Agent.]

SECTION 2.03  The New Representative[s] and the New Collateral Agent confirm[s] that their address details for notices pursuant to the First Lien/Second Lien Intercreditor Agreement [is][/are] as follows:  [             ].

SECTION 2.04  Each party to this Agreement (other than the New Representative[s] and the New Collateral Agent) confirms the acceptance of the New Representative[s] and the New Collateral Agent as an Other Second-Priority Representative and an Other Second-Priority Collateral Agent, respectively, for purposes of the First Lien/Second Lien Intercreditor Agreement.

SECTION 2.05  [        ] [is][/are] acting in the capacities of Other Second-Priority Representative[s] and [        ] is acting in its capacity as Other Second-Priority Collateral Agent solely for the Secured Parties under [             ].

ARTICLE III

Miscellaneous

SECTION 3.01  This Agreement shall be governed by, and construed in accordance with, the law of the State of New York.

SECTION 3.02  This Agreement may be executed in counterparts, each of which shall constitute an original but all of which when taken together shall constitute a single contract.  Delivery of an executed signature page to this Agreement by facsimile transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

[INSERT SIGNATURE BLOCKS]

SCHEDULE I

Subsidiary Parties

[To list names of Grantors that are Subsidiaries of the Companies.]

EXHIBIT I

FORM OF INTERCOMPANY SUBORDINATION TERMS

SUBORDINATED INTERCOMPANY NOTE

[  ], 20[  ]

FOR VALUE RECEIVED, each of the undersigned listed on the signature pages hereto, to the extent a borrower from time to time from any other person listed on the signature pages hereto (each, in such capacity as a lender to the applicable Payor, a “Payor”), hereby promises to pay to the order of such other person listed below (each, in such capacity, a “Payee”), in lawful money of the United States of America, or in such other currency as agreed to by such Payor and such Payee, in immediately available funds, at such location as such Payee shall from time to time designate, the unpaid principal amount of all Indebtedness of such Payor to such Payee on such date or dates as shall be agreed upon from time to time by such Payor and such Payee (or, if no such dates are specified, on demand).  Each Payor promises also to pay interest on the unpaid principal amount of all such loans and advances in like money at said location from the date of such loans and advances until paid at such rate per annum as shall be agreed upon from time to time by such Payor and such Payee.

Capitalized terms used in this intercompany promissory note (this “Note”) but not otherwise defined herein shall have the meanings given to them, as the context may require, in that certain Syndicated Facility Agreement, dated as of July 10, 2018 (as the same may be further amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Facility Agreement”), among Stars Group Holdings Coöperatieve U.A., a coöperatie met uitgesloten aansprakelijkheid incorporated under the laws of the Netherlands, Stars Group (US) Holdings, LLC, a limited liability company formed under the laws of Delaware, Stars Group Holdings B.V., a besloten vennootschap incorporated under the laws of the Netherlands (the “Dutch Borrower”), Stars Group (US) Co-Borrower, LLC, a limited liability company formed under the laws of Delaware (the “Co-Borrower”), TSG Australia Holdings Pty Ltd, a proprietary company with limited liability incorporated under the laws of Australia (the “Australian Borrower”), Naris Limited, a limited company incorporated under the laws of the Isle of Man (the “Isle of Man Borrower” and, together with the Dutch Borrower, Co-Borrower and the Australian Borrower, the “Borrowers”), the lenders from time to time party thereto (“Lenders”), and Deutsche Bank AG New York Branch, as administrative agent (in such capacity, together with its successors and assigns in such capacity, the “Administrative Agent”).  For all purposes herein, the term “Applicable Administrative Agent” shall mean the Administrative Agent for the benefit of the Secured Parties and the holders of other Senior Indebtedness (as defined below) in respect of which it serves as agent pursuant to any applicable intercreditor agreement to which it is a party and subject to the terms thereof, until and unless another applicable agent is appointed pursuant to such intercreditor agreement.

The Indebtedness evidenced by this Note owed by any Payor that is a Borrower or a Subsidiary Loan Party to any Payee that is not a Loan Party (each such Payor or Payee referred to in this sentence hereinafter referred to as a “Loan Party Payor” and a “Subordinated Payee”, respectively) shall be subordinate and junior in right of payment, to the extent and in the manner hereinafter set forth, to (a) all Obligations (under and as defined in the Facility Agreement) of such Payor, (b) any senior Indebtedness that renews, refunds, restructures or refinances any of the Indebtedness specified in clause (a), to the extent by its terms expressly requiring the subordination thereto of the Indebtedness evidenced by this Note, (c) any other senior Indebtedness of such Payor that by its terms expressly requires the subordination thereto of the Indebtedness evidenced by this Note and (d) interest, fees, and expenses on any of the foregoing, accruing after the commencement of any proceedings referred to in clause (i) below, whether or not such interest, fees, or expenses is an allowed claim in such proceeding (the Indebtedness specified in clauses (a) through (d) being hereinafter collectively referred to as “Senior Indebtedness”); and each reference in clauses (i) through (ix) below and the other subordination provisions in this Note to a Payor or a Payee shall be deemed to be a reference only to each Loan Party Payor and each Subordinated Payee, respectively), until the latest to occur of (x) the Termination Date under the Facility Agreement and (y) the date of payment in full in cash of any other Senior Indebtedness (other than contingent obligations as to which no claim has been made) (such latest date to occur, the “Payoff Date”); provided that each such Payor may make payments to the applicable Payee unless an Event of Default shall have occurred and be continuing and such Payor shall have received notice from the Applicable Administrative Agent (provided that no such notice shall be required to be given in the case of any Event of Default arising under Section 7.01(h) or 7.01(i) of the Facility Agreement).

(i)            In the event of any insolvency or bankruptcy proceedings, and any receivership, liquidation, reorganization or other similar proceedings in connection therewith, relating to any Payor or to its property, and in the event of any proceedings for involuntary liquidation, dissolution or other winding up of any Payor, or any voluntary liquidation, dissolution or other winding up of any Payor that violates the terms of the Facility Agreement, whether or not involving insolvency or bankruptcy, then, if an Event of Default has occurred and is continuing, until the Payoff Date shall have occurred, (x) no Payee shall be entitled to receive (whether directly or indirectly), or make any demand for, any payment or distribution from such Payor on account of any Indebtedness evidenced by this Note owed by such Payor to such Payee and (y) any such payment or distribution to which such Payee would otherwise be entitled, whether in cash, property or securities (other than a payment of debt securities of such Payor that are subordinated and junior in right of payment to the Senior Indebtedness to at least the same extent as the Indebtedness evidenced by this Note is subordinated and junior in right of payment to the Senior Indebtedness then outstanding (such securities being hereinafter referred to as “Restructured Debt Securities”)) shall instead be made to the Applicable Administrative Agent, subject to any applicable intercreditor agreement.

(ii)           If any Event of Default has occurred and is continuing and after notice from the Applicable Administrative Agent (provided that no such notice shall be required to be given in the case of any Event of Default arising under Section 7.01(h) or 7.01(i) of the Facility Agreement), then until the earliest to occur of (x) the Payoff Date, (y) the date on which such Event of Default shall have been cured or waived and (z) the date on which the Applicable Administrative Agent shall have rescinded such notice, no payment or distribution of any kind or character shall be made by or on behalf of any Payor, or any other person on its behalf, with respect to any amounts evidenced by this Note.

(iii)          If any payment or distribution of any character, whether in cash, securities or other property (other than Restructured Debt Securities), and whether directly, by purchase, redemption, exercise of any right of setoff or otherwise, with respect to any amounts evidenced by this Note shall (despite these subordination provisions) be received by any Payee in violation of clause (i) or (ii) above prior to the occurrence of the Payoff Date, such payment or distribution shall be held by such Payee in trust (segregated from other property of such Payee) for the benefit of the Applicable Administrative Agent, and shall be paid over or delivered to the Applicable Administrative Agent promptly upon receipt, subject to any applicable intercreditor agreement.

(iv)          Each Payee agrees to file all claims against each relevant Payor in any bankruptcy or other proceeding in which the filing of claims is required by law in respect of any Senior Indebtedness, and the Applicable Administrative Agent shall be entitled to all of such Payee’s rights thereunder.  If for any reason a Payee fails to file such claim at least ten Business Days prior to the last date on which such claim should be filed, such Payee hereby irrevocably appoints the Applicable Administrative Agent as its true and lawful attorney-in-fact and the Applicable Administrative Agent is hereby authorized to act as attorney-in-fact in such Payee’s name to file such claim or, in the Applicable Administrative Agent’s discretion, to assign such claim to and cause proof of claim to be filed in the name of the Applicable Administrative Agent or its nominee.  In all such cases, whether in administration, bankruptcy or otherwise, the person or persons authorized to pay such claim shall pay to the Applicable Administrative Agent the full amount payable on the claim in the proceeding, and, to the full extent necessary for that purpose, each Payee hereby assigns to the Applicable Administrative Agent all of such Payee’s rights to any payments or distributions to which such Payee otherwise would be entitled.  If the amount so paid is greater than such Payee’s liability hereunder, the Applicable Administrative Agent shall pay the excess amount to the party entitled thereto.

(v)           Each Payee waives the right to compel that any property of any Payor or any property of any guarantor of any Senior Indebtedness or any other person be applied in any particular order to discharge such Senior Indebtedness.  Each Payee expressly waives the right to require the Applicable Administrative Agent or any other holder of Senior Indebtedness to proceed against any Payor, any guarantor of any Senior Indebtedness or any other person, or to pursue any other remedy in its or their power that such Payee cannot pursue and that would lighten such Payee’s burden, notwithstanding that the failure of the Applicable Administrative Agent or any such other holder to do so may thereby prejudice such Payee.  Each Payee agrees that it shall not be discharged, exonerated or have its obligations hereunder reduced by the delay of the Applicable Administrative Agent or any other holder of Senior

Indebtedness in proceeding against or enforcing any remedy against any Payor, any guarantor of any Senior Indebtedness or any other person; by the delay of the Applicable Administrative Agent or any holder of Senior Indebtedness in releasing any Payor, any guarantor of any Senior Indebtedness or any other person from all or any part of the Senior Indebtedness; or by the discharge of any Payor, any guarantor of any Senior Indebtedness or any other person by an operation of law or otherwise, with or without the intervention or omission of the Applicable Administrative Agent or any such holder.

(vi)          Each Payee waives all rights and defenses arising out of an election of remedies by the Applicable Administrative Agent or any other holder of Senior Indebtedness, even though that election of remedies, including any nonjudicial foreclosure with respect to any property securing any Senior Indebtedness, has impaired the value of such Payee’s rights of subrogation, reimbursement, or contribution against any Payor, any guarantor of any Senior Indebtedness or any other person.  Each Payee expressly waives any rights or defenses it may have by reason of protection afforded to any Payor, any guarantor of any Senior Indebtedness or any other person with respect to the Senior Indebtedness pursuant to any anti-deficiency laws or other laws of similar import that limit or discharge the principal debtor’s indebtedness upon judicial or nonjudicial foreclosure of property or assets securing any Senior Indebtedness.

(vii)         Each Payee agrees that, without the necessity of any reservation of rights against it, and without notice to or further assent by it, any demand for payment of any Senior Indebtedness made by the Applicable Administrative Agent or any other holder of Senior Indebtedness may be rescinded in whole or in part by the Applicable Administrative Agent or such holder, and any Senior Indebtedness may be continued, and the Senior Indebtedness or the liability of any Payee, any guarantor thereof or any other person obligated thereunder, or any right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, modified, accelerated, compromised, waived, surrendered or released by the Applicable Administrative Agent or any other holder of Senior Indebtedness, in each case without notice to or further assent by such Payee, which will remain bound hereunder, and without impairing, abridging, releasing or affecting the subordination provided for herein.

(viii)        Each Payee waives any and all notice of the creation, renewal, extension or accrual of any Senior Indebtedness, and any and all notice of or proof of reliance by holders of Senior Indebtedness upon the subordination provisions set forth herein.  The Senior Indebtedness shall be deemed conclusively to have been created, contracted or incurred, and the consent to create the obligations of any Payee evidenced by this Note shall be deemed conclusively to have been given, in reliance upon the subordination provisions set forth herein.

(ix)          To the maximum extent permitted by law, each Payee waives any claim it might have against the Applicable Administrative Agent or any other holder of Senior Indebtedness with respect to, or arising out of, any action or failure to act or any error of judgment, negligence, or mistake or oversight whatsoever on the part of the Applicable Administrative Agent or any such holder, or any of their Related Parties, with respect to any exercise of rights or remedies under the Loan Documents, except to the extent due to the gross negligence or willful misconduct of the Applicable Administrative Agent or any such holder, as the case may be, or any of its Related Parties, as determined by a court of competent jurisdiction in a final and nonappealable judgment.  None of the Applicable Administrative Agent, any other holder of Senior Indebtedness or any of their Related Parties shall be liable for failure to demand, collect or realize upon any guarantee of any Senior Indebtedness, or for any delay in doing so, or shall be under any obligation to sell or otherwise dispose of any property upon the request of any Payor, any Payee or any other person or to take any other action whatsoever with regard to any such guarantee or any other property.

Notwithstanding anything herein to the contrary, the Indebtedness evidenced by this Note owed by any Payor that is not a Loan Party shall not be subordinated to, and shall rank pari passu in right of payment with, any other obligation of such Payor.

Each Payee and each Payor hereby agree that the subordination provisions set forth in this Note are for the benefit of the Applicable Administrative Agent and the other holders of Senior Indebtedness, and that as between each Payee and each holder of Senior Indebtedness, such subordination provisions constitute a “subordination agreement” within the meaning of Section 510(a) of the United States Bankruptcy Code.  The Applicable Administrative Agent and the other holders of Senior Indebtedness are obligees under this Note to the same extent as if their names were written herein as such and the Applicable Administrative Agent may, on behalf of itself and such other holders, proceed to enforce the subordination provisions set forth herein.

All rights and interests of the Applicable Administrative Agent and the other holders of Senior Indebtedness hereunder, and the subordination provisions and the related agreements of the Payors and Payees set forth herein, shall remain in full force and effect irrespective of:

(i)            any lack of validity or enforceability of the Facility Agreement or any other Loan Document;

(ii)           any change in the time, manner or place of payment of, or in any other term of, all or any of the Senior Indebtedness or any amendment or waiver or other modification, whether by course of conduct or otherwise, of, or consent to departure from, the Facility Agreement or any other Loan Document;

(iii)          any release, amendment, waiver or other modification, whether in writing or by course of conduct or otherwise, of or consent to departure from, any guarantee of any Senior Indebtedness; or

(iv)          any other circumstances that might otherwise constitute a defense available to, or a discharge of, any Payor in respect of any Senior Indebtedness or of any Payee or any Payor in respect of the subordination provisions set forth herein.

Nothing contained in the subordination provisions set forth above is intended to or will impair, as between each Payor and each Payee, the obligations of such Payor, which are absolute and unconditional, to pay to such Payee the principal of and interest on this Note as and when due and payable in accordance with its terms, or is intended to or will affect the relative rights of such Payee and other creditors of such Payor other than the Applicable Administrative Agent and the other holders of Senior Indebtedness, in each case subject to any applicable intercreditor agreement.

Each Payee is hereby authorized to record all Indebtedness made by it to any Payor (all of which shall be evidenced by this Note except as provided below), and all repayments or prepayments thereof, in its books and records, such books and records constituting prima facie evidence of the accuracy of the information contained therein.

Each Payor hereby waives diligence, presentment, demand, protest or notice of any kind whatsoever in connection with this Note.  All payments under this Note shall be made without offset, counterclaim or deduction of any kind.

This Note shall be binding upon each Payor and its successors and assigns, and the terms and provisions of this Note shall inure to the benefit of each Payee and its successors and assigns, including subsequent holders hereof.  Notwithstanding anything to the contrary contained herein, in any other Loan Document or in any other promissory note or other instrument, (a) if any Indebtedness made on or before the date hereof by any Payee to any Payor is evidenced by a promissory note or other instrument or agreement in existence as of the date hereof (an “Existing Note”), it is agreed between such Payee and such Payor that the obligations under such Existing Note are hereafter to be evidenced by this Note, except the Indebtedness evidenced by an Existing Note described on Schedule A hereto (as such Schedule may from time to time be amended) and (b) it is agreed between the Payor and Payee that the agreements in existence as of the date hereof with respect to any existing obligations (including agreements contained in any Existing Note) as to principal, amortization, currency, payment location and interest rate (if any) will continue to have effect under this Note until modified by agreement between such Payor and such Payee. For the avoidance of doubt, this Note as between each Payor and each Payee contains additional terms to any intercompany loan agreement between them and this Note does not in any way replace such intercompany loans between them nor does this Note in any way change the principal amount of any intercompany loans between them.

From time to time after the date hereof, additional Subsidiaries of the Borrower may become parties hereto (as a Payor and/or a Payee, as the case may be) by executing a counterpart signature page to this Note (each additional Subsidiary, an “Additional Party”).  Upon delivery of such counterpart signature page to the Payees, notice of which is hereby waived by the other Payors, each Additional Party shall be a Payor and/or a Payee, as the case may be, and shall be as fully a party hereto as if such Additional Party were an original signatory hereof.  Each Payor expressly agrees that its obligations arising hereunder shall not be affected or diminished by the addition or release of any other Payor or Payee hereunder. This Note shall be fully effective as to any

Payor or Payee that is or becomes a party hereto regardless of whether any other person becomes or fails to become or ceases to be a Payor or Payee hereunder.

No amendment, modification or waiver of, or consent with respect to, any provisions of this Note shall be effective unless the same shall be in writing and signed and delivered by each Payor and Payee whose rights or obligations shall be affected thereby; provided that, until the Payoff Date shall have occurred, the Applicable Administrative Agent shall have provided its prior written consent to such amendment, modification, waiver or consent of the subordination provisions hereof (such consent not to be unreasonably withheld or delayed).

THIS NOTE AND ANY CLAIMS, CONTROVERSY, DISPUTE OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT OR OTHERWISE) BASED UPON, ARISING OUT OF OR RELATING TO THIS NOTE SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO ANY PRINCIPLE OF CONFLICTS OF LAW THAT COULD REQUIRE THE APPLICATION OF ANY OTHER LAW.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Note to be duly executed by their respective authorized officers as of the day and year first written above.

[NAME OF ENTITY],
a Loan Party, as Payor

By:
Name:
Title:

[NAME OF ENTITY],
a Subsidiary that is not a Loan Party, as Payee

By:
Name:
Title:

[Signature Page to Global Intercompany Note]

SCHEDULE A

[List here any Existing Notes to be excluded in accordance with the fourth to last paragraph of this Note]